As filed with the Securities and Exchange Commission on October 5, 2010

Registration No. 333-169500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

to

FORM S-11

FOR REGISTRATION UNDER

THE SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

CHESAPEAKE LODGING TRUST

(Exact Name of Registrant as Specified in Governing Instruments)

1997 Annapolis Exchange Parkway

Suite 410

Annapolis, MD 21401

(410) 972-4140

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Douglas W. Vicari Executive Vice President, Chief Financial Officer and Treasurer

1997 Annapolis Exchange Parkway

Suite 410

Annapolis, MD 21401

(410) 972-4142

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

James E. Showen, Esq. Kevin L. Vold, Esq. Hogan Lovells US LLP 555 Thirteenth Street, N.W. Washington, DC 20004 Phone: (202) 637-5600 Facsimile: (202) 637-5910	Jay L. Bernstein, Esq. Andrew S. Epstein, Esq. Clifford Chance US LLP 31 West 52nd Street New York, NY 10019-6131 Phone: (212) 878-8000 Facsimile: (212) 878-8375

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☑	(do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale of the securities is not permitted.

Subject to Completion, dated October 5, 2010

Prospectus

6,500,000 Common Shares of Beneficial Interest

CHESAPEAKE LODGING TRUST

Chesapeake Lodging Trust is a self-advised hotel investment company that invests primarily in upper-upscale hotels in major business, airport and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locations in the United States.

We are offering 6,500,000 of our common shares of beneficial interest pursuant to this prospectus. Our common shares are listed on the New York Stock Exchange, or NYSE, under the symbol “CHSP.” On October 4, 2010, the last reported sale price of our common shares on the NYSE was $16.50 per share.

We have requested that the underwriters offer 54,000 of these shares to our executive officers, including James L. Francis, our president and chief executive officer, and members of our board of trustees and their affiliates. We refer to these executive officers and trustees as “affiliated purchasers.” The underwriters will not receive any underwriting discount or commission on the sale of our common shares to any affiliated purchaser.

We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes, beginning with our taxable year ending December 31, 2010. To assist us in qualifying as a REIT, shareholders are generally restricted from owning more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding common or preferred shares of beneficial interest. See “Description of shares of beneficial interest—Restrictions on ownership and transfer.”

Investing in our common shares involves risks. See “Risk factors” beginning on page 12 of this prospectus for certain risk factors relevant to an investment in our common shares.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 975,000 common shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus solely to cover overallotments, if any.

We expect to deliver the common shares on or about October     , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	Deutsche Bank Securities	Wells Fargo Securities

Baird	KeyBanc Capital Markets	FBR Capital Markets	RBC Capital Markets

The date of this prospectus is                     , 2010.

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

This prospectus contains registered trademarks that are the exclusive property of their respective owners, including Marriott International, Inc., Hilton Worldwide and Hyatt Hotels Corporation. None of the owners of the trademarks appearing in this prospectus, their parents, subsidiaries or affiliates or any of their respective officers, directors, members, managers, stockholders, owners, agents or employees, which we refer to collectively as the “trademark owners,” is an issuer or underwriter of the shares being offered hereby, plays (or will play) any role in the offer or sale of our shares or has any responsibility for the creation or contents of this prospectus. In addition, none of the trademark owners has or will have any liability or responsibility whatsoever arising out of or related to the sale or offer of the shares being offered hereby, including any liability or responsibility for any financial statements, projections or other financial information or other information contained in this prospectus or otherwise disseminated in connection with the offer or sale of the shares offered by this prospectus. You must understand that, if you purchase our common shares in this offering, your sole recourse for any alleged or actual impropriety relating to the offer and sale of the common shares and the operation of our business will be against us (and/or, as may be applicable, the seller of such shares) and in no event may you seek to impose liability arising from or related to such activity, directly or indirectly, upon any of the trademark owners.

Prospectus summary

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common shares. You should read the entire prospectus, including “Risk factors,” before making a decision to invest in our common shares. In this prospectus, references to “our company,” “we,” “us,” and “our” mean Chesapeake Lodging Trust and our subsidiaries, and references to our “operating partnership” mean Chesapeake Lodging, L.P. Unless otherwise indicated, the information contained in this prospectus assumes no exercise by the underwriters of their overallotment option to purchase up to an additional 975,000 common shares from us.

Overview

We are a self-advised hotel investment company organized in June 2009. We focus our investments primarily in upper-upscale hotels in major business, airport and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locations in the United States. As of the date of this prospectus, we own four hotel properties with aggregate purchase prices of approximately $260.3 million: the 498-room Hyatt Regency Boston located in Boston, Massachusetts, the 188-room Hilton Checkers Los Angeles located in Los Angeles, California, the 153-room Courtyard Anaheim at Disneyland Resort located in Anaheim, California and the 430-room Boston Marriott Newton located in Newton, Massachusetts. We believe current industry dynamics will continue to present us with attractive opportunities to acquire high-quality hotel properties, at prices below replacement costs, with attractive yields on investment and significant upside potential.

Upon completion of this offering, we expect to have approximately $125 million in cash and borrowing capacity under our revolving credit facility available to acquire additional hotel properties. We may incur additional indebtedness in the future to supplement our investment capital and maintain flexibility to respond to industry conditions and opportunities. We intend to target an overall debt level of up to 45% of the aggregate purchase prices of all our portfolio properties.

Our senior executive officers have extensive experience in the lodging industry that we believe enhances our ability to identify and consummate attractive hotel acquisitions and enables us to improve our properties’ operating performance. This experience includes the acquisition, development, financing, repositioning, asset management and disposition of hotels, and the management and operation of Highland Hospitality Corporation, or Highland, a lodging REIT that operated in the upper-upscale segment from its initial public offering in December 2003 until its sale in July 2007. In addition to their service with Highland, our senior executive officers have held senior management and executive positions at several other publicly traded lodging companies, including Crestline Capital Corporation, Marriott International, Inc., Host Hotels & Resorts, Inc. and Prime Hospitality Corporation. Through this experience, they have established a broad network of hotel industry contacts, including long-standing relationships with hotel owners, independent hotel managers, global hotel brands, hotel brokers, financiers and institutional investors that we believe provides us with attractive acquisition opportunities. In addition, we have entered into a sourcing relationship with Hyatt Corporation, or Hyatt, that may continue to provide us with additional attractive acquisition opportunities beyond our acquisition of the Hyatt Regency Boston.

We intend to elect and qualify to be treated as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2010.

Recent developments

•

Declared initial dividend.    On September 9, 2010, we declared our initial quarterly dividend in the amount of $0.20 per share, payable on October 15, 2010 to each shareholder of record on September 30, 2010.

•

Acquired four hotel properties.    The following table provides select operating information about the four hotels acquired after completion of our initial public offering, or IPO. The information for the periods presented generally precedes the dates of our acquisitions, except that the information for the six months ended June 30, 2010 reflects our acquisitions of the Hyatt Regency Boston, effective March 1, 2010, and the Hilton Checkers Los Angeles on June 1, 2010. For more information about our hotel properties, see “Our business and properties—Our hotel properties.”

Property	Location	Date of Acquisition	Year Opened or Most Recent Reno- vation	Number of Rooms	Purchase Price ($ in millions)	For the Year Ended December 31, 2009			For the Six Months Ended June 30, 2010
						Occup- ancy(1)	ADR(2)	Rev PAR(3)	Occu- pancy	ADR	Rev PAR

Hyatt Regency Boston	Boston, MA	March 18, 2010	2010	498	$112.0	82.2%	$161.41	$132.70	83.5%	$161.92	$135.19

Hilton Checkers Los Angeles	Los Angeles, CA	June 1, 2010	2009	188	$46.0	77.2%	$179.79	$138.73	81.9%	$177.73	$145.61

Courtyard Anaheim at Disneyland Resort	Anaheim, CA	July 30, 2010	2006	153	$25.0	76.0%	$108.95	$82.80	77.3%	$115.13	$88.96

Boston Marriott Newton	Newton, MA	July 30, 2010	2010	430	$77.3	62.7%	$135.31	$84.88	66.1%	$134.14	$88.60

(1)	Occupancy is average daily occupancy.

(2)	ADR is average daily rate.

(3)	RevPAR is room revenue per available room.

•

Closed $115.0 million revolving credit facility.    On July 30, 2010, we closed a two-year, $115.0 million revolving credit facility with a lending syndicate. Our operating partnership is the borrower, and we and certain of our indirect subsidiaries serve as guarantors of borrowings under the revolving credit facility. Affiliates of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc. are lenders under our revolving credit facility. In addition, the affiliate of J.P. Morgan Securities LLC serves as syndication agent and the affiliate of Wells Fargo Securities, LLC is the administrative agent for the revolving credit facility. Amounts we borrow under the revolving credit facility (i) are secured by cross-collateralized, first mortgage liens on our existing hotel properties, and related equipment, fixtures, personal property and other assets; (ii) may, in the future, be secured by other hotels we acquire and include as collateral, if approved by our lenders; and (iii) are fully recourse to us. Borrowings under the revolving credit facility bear interest at rates based on the London Interbank Offered Rate, or LIBOR, plus 3.75%, subject to a LIBOR floor of 2.00%. On July 30, 2010, we borrowed $105.0 million under the revolving credit facility and used $102.3 million to fund the acquisitions of the Courtyard Anaheim at Disneyland Resort and the Boston Marriott Newton. For a more detailed description of the terms of the revolving credit facility, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

•

Completed initial public offering and concurrent private placements.    On January 27, 2010, we completed our IPO and sold 7,500,000 common shares at a price of $20 per share, resulting in gross proceeds of $150 million and net proceeds (after deducting initial underwriting fees and offering costs) of approximately $146.7 million. Concurrently with the IPO, we sold in private placements (1) 452,431 common shares to Hyatt and 904,862 common shares to BAMCO, Inc. on behalf of certain of its investment advisory clients, or Baron, in each case at a price of $18.80 per share and (2) 150,000 common shares to our non-executive chairman and certain executive officers at $20.00 per share. Private placements generated net proceeds of approximately $28.5 million. On February 24, 2010, we sold an additional 85,854 common shares as a result of the partial exercise of the underwriters’ overallotment option, resulting in additional net proceeds of approximately $1.7 million. On May 21, 2010, we paid $7.6 million to the underwriters of our IPO, representing all of the underwriting fees that were deferred in connection with our IPO. The total net proceeds (after deducting initial and deferred underwriting fees and offering costs) generated from the IPO, private placements, and the partial exercise of the underwriters’ overallotment option were approximately $169.4 million.

Our team

The founding members of our management team are James L. Francis, our president and chief executive officer, and Douglas W. Vicari, our executive vice president, chief financial officer and treasurer. These senior executive officers have extensive experience in the lodging industry, including the acquisition, development, financing, repositioning, asset management and disposition of hotels. In these roles, our senior executive officers have participated in numerous lodging-related transactions and assumed significant management responsibilities. This experience includes:

•	hotel investments, including single property and portfolio acquisitions;

•

hotel and company level financings, such as single property and portfolio debt financings, including loans included in securitized transactions, public debt offerings, public and private equity offerings and corporate credit facilities;

•	hotel dispositions, including single property, portfolio and company dispositions; and

•	asset management, including extensive renovation and repositioning programs, as well as re-branding or changing hotel management of select properties.

Competitive strengths

We believe the following competitive strengths distinguish us from other owners, acquirors and investors in hotel properties:

Experienced management team:    A veteran management team with substantial lodging industry experience enables us to effectively implement our business strategy by evaluating investment opportunities and deploying capital in hotels that provide attractive long-term returns. Our senior executive officers have worked together for a number of years and have extensive experience, having served as executives in several publicly traded lodging companies, including Highland, Marriott International, Inc., Host Hotels & Resorts, Inc., Crestline Capital Corporation and Prime Hospitality Corporation.

High-quality initial hotel portfolio:    Our portfolio is comprised of four hotel properties that we believe will generate attractive risk-adjusted returns for our investors as a result of the desirable locations of these properties, their brand affiliations with Hyatt, Marriott and Hilton, all of which are among the top global hotel franchisors, and the high-quality condition of the properties following significant capital investments made by their prior owners. For the six months ended June 30, 2010, each of our properties has experienced significant improvements in RevPAR, which is the product of ADR and occupancy and is one of the key performance indicators used in the lodging industry, and total hotel revenues as compared to the comparable period in 2009. Due to the fact that our properties are located in markets in which we believe there will be limited growth in lodging supply over the next several years, we expect these improvements to strengthen further as the recovery in the lodging industry accelerates.

Extensive industry relationships:    Our senior management team has established and maintained a broad network of hotel industry contacts, including long-standing relationships with hotel owners, independent hotel managers, global hotel brands, hotel brokers, financiers, institutional investors and other key industry participants. These broad industry relationships have proven valuable in the acquisitions we have completed, and we believe they will continue to provide us with a strong source of additional hotel property investment opportunities in the future.

Growth oriented capital structure with no legacy issues:    We believe that many institutional buyers of hotel assets will be constrained in their ability to make acquisitions over the next several years as they address the adverse effects of a highly leveraged capital structure on their existing portfolio. Unlike many of these potential buyers, we have no distressed assets limiting our management’s focus or ability to acquire assets. Following this offering, we expect to have approximately $125 million in cash and borrowing capacity under our revolving credit facility available to execute our acquisition strategy.

Proven acquisition and disposition capabilities:    Throughout their careers, our senior executive officers have pursued investment strategies that include acquiring, developing, financing, repositioning and selling hotel properties. While our chief executive officer and chief financial officer worked together at Highland from its IPO in 2003 until its sale in 2007, Highland invested in 30 hotel properties with over 9,000 rooms. These skills have been displayed in the deployment of the net proceeds from our IPO and concurrent private placements and initial borrowings under our revolving credit facility to acquire our four initial properties.

Strategic relationship with Hyatt:    We have entered into a sourcing relationship with Hyatt, a global hospitality company with widely recognized, industry leading brands. We believe this relationship, as well as Hyatt’s strong brands and excellent hotel management services, enhances our ability to execute our business strategy and potentially provides us with an additional source of attractive acquisition opportunities. Our strong relationship with Hyatt enabled us to work efficiently in acquiring the Hyatt Regency Boston. In addition, Hyatt owns approximately 4.8% of our outstanding common shares as of September 1, 2010. We believe that this equity stake helps to align Hyatt’s interests with ours and may provide added incentive to help us to execute our business strategy. For a full description of our agreement with Hyatt, see “Our business and properties—Relationship with Hyatt.”

U.S. lodging industry

Historically, the lodging industry in the United States has been cyclical in nature. Generally, lodging industry performance correlates with macroeconomic conditions in the United States. Fluctuations in lodging demand and, therefore, operating performance, are caused largely by general economic and local market conditions, which affect levels of business and leisure travel. Recovery in lodging demand has generally lagged improvement in the overall economy. In addition to general economic and local market conditions, new hotel room supply has the potential to further exacerbate the negative impact of an economic recession. Lodging supply growth is typically driven by overall lodging demand, as extended periods of strong demand growth tend to encourage new hotel development. However, the rate of supply growth is also influenced by a number of additional factors, including availability and cost of capital, construction costs and local market considerations.

Beginning in 2008, the U.S. lodging industry experienced a significant downturn due to a decline in consumer and business spending as a result of the weakness in the global economy, particularly the turmoil in the credit markets, erosion of consumer confidence and increasing unemployment. As a result, lodging demand from both leisure and business travelers decreased significantly in 2008 and 2009, with 2009 marking the greatest decline over the 22-year period that Smith Travel Research has tracked the lodging industry. This decreased demand for hotel rooms, together with modest increases in hotel room supply in 2008 and 2009 due to the completion of hotel properties under development before the global recession, resulted in declines in occupancy and reductions in room rates as hotels competed more aggressively for guests. These events have had a substantial negative impact on RevPAR. According to Smith Travel Research, Inc., a leading source of lodging industry information, RevPAR declined 16.7% in 2009, the largest decline recorded since they began tracking the U.S. lodging industry 22 years ago, and a significantly larger decline than the two most recent lodging industry downturns in 1991 and 2001-2002, which are considered two of the worst periods in modern U.S. lodging industry history.

However, through the first eight months of 2010, we have seen trends of improved fundamentals in the U.S. lodging industry. Demand for rooms has increased and, according to Smith Travel Research, U.S. hotel RevPAR grew in March 2010, after 19 consecutive months of declines as measured against prior-year periods. According to Smith Travel Research, in the second quarter of 2010, pricing power began to return in a few of the major leading markets, such as New York, New York, Boston, Massachusetts, and Washington, D.C., with gains in ADR for the first time since the economic recession started in 2008. These trends have resulted in RevPAR growth of 4.0% for the first eight months of 2010, as compared to the prior-year period. With supply of available rooms expected to rise at a significantly slower pace over the next several years than during 2006-2008 and demand for rooms anticipated to increase significantly to the extent the U.S. economy rebounds, we expect meaningful growth in RevPAR in 2011 and for several years thereafter.

Market opportunity

We believe the next several years will present opportunities to acquire hotels at prices below replacement costs, with attractive yields and significant upside potential. During the last several years, pricing of hotel properties in the United States appreciated well in excess of the properties’

underlying performance, primarily driven by record levels of debt financing. From 2008 through early 2010, a significant correction in the price of hotel properties occurred, primarily as a result of the impact of the economic downturn on the lodging industry. In addition, due to the widely publicized credit crisis, the market for commercial mortgage backed securities, or CMBS, was virtually closed, and many traditional real estate lenders, such as national and regional banks and insurance companies, have seen their balance sheets impaired, resulting in a severe contraction in available debt financing for hotel properties. We believe the combined effects of the severe decline in hotel operating performance since 2007, the limited availability of debt financing from traditional real estate lenders and the decline in hotel property valuations from 2007 levels (in some cases below current debt balances), will yield a high level of foreclosures, restructurings and distressed hotel asset sales from a range of sellers, including national and regional banks, insurance companies, private equity funds, real estate mezzanine debt investors, hotel owners and CMBS special servicers. We believe that we will be able to capitalize on these opportunities to acquire high-quality hotel properties at deep discounts to replacement cost, with substantial appreciation potential if and to the extent the U.S. economy recovers.

Our strategy

We believe the following investment criteria and strategy promote the growth of our company and our ability to deliver strong total returns to our shareholders:

External growth.    We focus our investments primarily in upper-upscale hotels in major business, airport and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locations in the United States. Within this target sector, we pursue investment opportunities primarily in hotel properties operating under national franchise brands with which our executive officers have existing relationships, such as Hyatt®, Hyatt Regency®, Hilton®, Marriott®, Renaissance®, Sheraton® and Westin®. In some instances, we may also invest in premium select-service brands, such as Hyatt Place®, Courtyard by Marriott® and Hilton Garden Inn® or boutique hotels (unbranded) located in urban settings or unique locations. We seek to acquire hotel properties primarily located in markets with high barriers to entry due to high land costs and limited land availability in the top 25 U.S. Metropolitan Statistical Areas, or MSAs. For a description of the top 25 MSAs, see “Our business and properties—Top 25 metropolitan statistical areas.” We also consider investments in hotel properties that would benefit from re-branding, renovation or a change in hotel property management. Consistent with our investment strategy, we continuously review opportunities to make hotel acquisitions in various target markets, focusing on acquisitions that will strengthen the overall quality of our portfolio and further diversify the portfolio by market, customer type and brand. We currently do not plan to acquire hotel properties outside the United States. We believe our target investments offer the opportunity for stronger returns than hotels in other sectors of the industry. Our ability to complete additional acquisitions is subject to a variety of factors beyond our control, including economic conditions in general, availability of hotels meeting our standards and our ability to obtain financing to fund such acquisitions.

Internal growth.    We aggressively asset manage our hotel properties by employing value-added strategies (such as re-branding, renovating or changing hotel management) designed to improve the operating performance and value of our hotels. We do not operate our hotel properties, but engage reputable independent or brand management companies to operate our hotels. We structure our hotel management agreements to allow us to closely monitor the performance of our hotels and to ensure, among other things, that our managers: (1) implement an approved business and marketing plan; (2) implement a disciplined capital expenditure program; and (3) establish and prudently spend appropriate furniture, fixtures and equipment reserves.

Hotel industry segments

Smith Travel Research classifies the hotel industry into the following chain scales, as determined by each brand’s average system-wide daily rates: luxury, upper-upscale, upscale, midscale with food and beverage, midscale without food and beverage and economy. The following chart presents an overview of some of the representative brands in each of the segments of the lodging sector:

Luxury	Upper- upscale	Upscale	Midscale with F&B	Midscale w/o F&B	Economy

Four Seasons®	Andaz®	Courtyard by Marriott®	Best Western®	Candlewood Suites®	Days Inn®

Inter-Continental®	Doubletree®	Crowne Plaza®	Holiday Inn®	Comfort Inn®	Econo Lodge®

Ritz Carlton®	Embassy Suites®	Hilton Garden Inn®	Howard Johnson®	Country Inn & Suites®	Extended Stay America®

St. Regis®	Grand Hyatt®	Hyatt Place®	Quality Inn®	Fairfield Inn®	Motel 6®

W Hotels®	Hilton®	Radisson®	Ramada®	Hampton Inn®	Red Roof Inn®

Waldorf-Astoria®	Hyatt®	Residence Inn®	Wyndham Garden®	Holiday Inn Express®	Super 8®

Park Hyatt®	Hyatt Regency®	Wyndham Hotels®		TownePlace Suites®	Travelodge®

Marriott®

Sheraton®

Westin®

“Full-service” hotels generally have a restaurant, lounge facilities and meeting space, as well as minimum service levels often including bell service and room service. “Select-service” hotels have limited food and beverage outlets and do not offer comprehensive business or banquet facilities, but rather are suited to serve smaller business meetings. “Extended-stay” hotels are hotels generally designed to accommodate guests staying for extended periods of time and typically provide rooms with fully equipped kitchens, entertainment systems, office spaces with computer and telephone lines, access to fitness centers and other amenities.

Summary risk factors

You should carefully consider the matters discussed in the “Risk factors” section beginning on page 12 of this prospectus prior to deciding whether to invest in our common shares. Some of these risks include:

•

We have a limited operating history, own only four properties and may not be able to successfully operate our business or generate sufficient operating cash flows to make or sustain distributions to our shareholders.

•

Although we intend to acquire additional properties, we have not committed any portion of the net proceeds of this offering to any specific acquisition. Investors will not be able to evaluate the economic merits of any acquisitions we make with the net proceeds of this offering. In addition, we can change our investment policy at any time without seeking approval from our shareholders.

•

Failure of the U.S. economy and the lodging industry to improve when or as expected may adversely affect our ability to execute our business plan, generate revenues, attain profitability and make distributions to our shareholders, as well as adversely affect the market price of our common shares.

•

The geographic concentration of our hotel properties in two metropolitan markets could leave us disproportionately vulnerable to economic downturns, regulatory changes or acts of nature in these areas, which could adversely affect our operating performance and cash available for shareholder distributions.

•	Our failure to qualify as a REIT would have significant adverse consequences to us, the value of our common shares and our ability to make distributions to our shareholders.

•

We are subject to risks associated with borrowings under our revolving credit facility. Debt service obligations may reduce cash available for distribution to shareholders, operations, capital expenditures and future business purposes.

•

We depend on the efforts and expertise of our president and chief executive officer and our executive vice president, chief financial officer and treasurer to manage our day-to-day operations and strategic business direction. The loss of their services, and our inability to find suitable replacements, could have an adverse effect on our operations.

•

Because our senior executive officers have broad discretion to invest the proceeds of the offering, they may make investments where the returns are substantially below expectations or which result in net operating losses.

•	Our ability to maintain distributions to our shareholders is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

•	Our returns depend on effective management of our hotels by third parties.

Our structure

In order for the income from our hotel operations to constitute “rents from real property” for purposes of the gross income test required for REIT qualification, we cannot directly operate any of our hotels. Accordingly, we lease each of our hotels to a taxable REIT subsidiary, or TRS, which is indirectly wholly owned by our operating partnership, which is wholly owned by us and one of our subsidiaries. Our TRS pays rent to us that can qualify as “rents from real property,” provided that the TRS engages an “eligible independent contractor” to manage our hotels. Our TRS is subject to corporate level income taxes. In connection with each acquisition, our TRS engages a qualified hotel management company to manage the hotel.

The following chart shows the current structure of our company:

The offering

Common shares

offered	6,500,000 shares (plus up to an additional 975,000 common shares upon the exercise of the underwriters’ overallotment option)

Common shares to be outstanding upon completion of the offering	15,850,271 shares(1)

Use of proceeds	We will contribute the net proceeds of this offering to our operating partnership which, in turn, will use the net proceeds to repay up to $105.0 million of outstanding indebtedness under our revolving credit facility. Certain of the underwriters and/or their affiliates are lenders to us under our revolving credit facility and may receive their pro rata portion of amounts repaid from the proceeds of this offering. See “Underwriting.” Our operating partnership will invest any remaining net proceeds, together with the borrowing capacity under our revolving credit facility, in hotel properties in accordance with our investment strategy described in this prospectus and for general business purposes. Prior to the full investment of any such remaining net proceeds in hotel properties, we intend to invest these net proceeds in certificates of deposit, interest-bearing short-term investment grade securities or money-market accounts which are consistent with our intention to qualify as a REIT. These initial investments are expected to provide a lower net return than we will seek to achieve from investments in our target hotel properties. See “Use of proceeds.”

Distribution policy

As a result of the strong operating performance and limited capital needs of our existing portfolio, we declared our initial dividend in the amount of $0.20 per share, payable on October 15, 2010 to each shareholder of record on September 30, 2010. We intend over time to continue to make quarterly distributions to holders of our common shares out of our earnings. To maintain our qualification as a REIT, we intend to make annual distributions to our shareholders of at least 90% of our REIT taxable income, subject to certain adjustments and excluding net capital gains (which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles, or U.S. GAAP). The timing and frequency of distributions will be authorized by our board of trustees and declared by us based upon a variety of factors deemed relevant by our trustees. Our ability to pay distributions to our shareholders depends, in part, upon our receipt of rent payments with respect to our properties from our TRS and the management of our hotel properties and the hotel management companies that our TRS has engaged to operate our hotels. Distributions to our shareholders generally will be taxable to our shareholders as ordinary income; however, because our investment strategy is to acquire hotel properties for cash, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. Subject to maintaining our qualification as a REIT, our TRS may retain any after-tax earnings. See “Distribution policy.”

NYSE symbol	“CHSP”

Risk factors	Investing in our common shares involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk factors” beginning on page 12 of this prospectus and other information included in this prospectus.

(1)

Excludes (i) up to 975,000 shares issuable upon exercise of the underwriters’ overallotment option and (ii) 197,533 shares issuable in the future under the Chesapeake Lodging Trust Equity Plan, or the Equity Plan.

Corporate information

We were organized on June 12, 2009 as a Maryland real estate investment trust under the name Crown Hospitality Trust, and we changed our name to Chesapeake Lodging Trust, effective September 23, 2009. Chesapeake Lodging, L.P., a Delaware limited partnership, is our operating partnership that owns all of our assets, and through which we conduct our operations.

We intend to elect to and qualify to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with our taxable year ending December 31, 2010. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 90% of their taxable income (excluding net capital gains). If we qualify for taxation as a REIT, we generally will not be subject to U.S. federal income tax on that portion of our ordinary income or net capital gain that is currently distributed to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to certain U.S., foreign, state and local taxes on our income and property and to U.S. federal income and excise taxes on our undistributed income and certain other categories of income, and our TRS is a fully taxable corporation, subject to U.S. federal, state, local and foreign tax, if applicable, on their income.

Our corporate offices are located at 1997 Annapolis Exchange Parkway, Suite 410, Annapolis, MD 21401. Our telephone number is (410) 972-4140. We maintain a website at www.chesapeakelodgingtrust.com. Our reference to our website is intended to be an inactive textual reference only. Information contained on our website is not, and should not be interpreted to be, part of this prospectus.

Risk factors

An investment in our common shares involves significant risks. In addition to other information in this prospectus, you should carefully consider the following factors before investing in our common shares offered hereby. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and our ability to make cash distributions to our shareholders, which could cause you to lose all or a significant part of your investment in our common shares. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Risks related to our business and properties

We have a limited operating history, own only four hotel properties and may not be able to successfully operate our business or generate sufficient operating cash flows to sustain or increase distributions to our shareholders.

We were organized in June 2009 and only commenced operations upon completion of our IPO in January 2010. Our ability to sustain or increase distributions to our shareholders depends on many factors, including the financial performance of our properties, the availability of additional attractive acquisition opportunities that satisfy our investment strategies and our success in identifying and consummating them on favorable terms, the level and volatility of interest rates, readily accessible short-term and long-term financing on favorable terms and conditions in the financial markets, the real estate market and the economy, as to which no assurance can be given. We face competition in acquiring attractive properties. We cannot assure you that we will be able to acquire properties with attractive returns or will not seek properties with greater risk to obtain the same level of returns or that the value of our properties in the future will not decline substantially. Furthermore, there can be no assurance that our four current hotel properties will continue to generate sufficient operating cash flows to pay our operating expenses and enable us to sustain or increase the amount or rate of distributions we make to our shareholders.

The geographic concentration of our properties in two metropolitan areas could leave us disproportionately vulnerable to an economic downturn, regulatory changes or acts of nature in those areas, which could adversely affect our operating performance and cash available for shareholder distributions.

As of the date of this prospectus, our hotel investments have been concentrated in and around the metropolitan areas of Boston, Massachusetts and Los Angeles, California. As a result, the economic conditions in these states generally, and these metropolitan areas specifically, as well as changes in laws and regulations, unforeseen acts of nature, demographics and similar factors that may result in decreased travel or lodging demand in these areas could adversely affect revenues, costs and operating performance at our properties, which could have a material adverse effect on our results of operations and the amount of cash available for distributions to our shareholders.

Failure of the lodging industry to exhibit improvement when or as expected may adversely affect our ability to execute our business plan.

A substantial part of our business plan is based on our belief that the lodging markets in which we invest will experience improving economic fundamentals in the future. In particular, our business strategy is dependent on our expectation, based on the HVS lodging industry outlook and forecast described in more detail under the caption “U.S. lodging industry” beginning on page 48 of this prospectus, that key industry performance indicators, especially RevPAR, will improve in 2010 and industry performance will accelerate for several years thereafter. Although according to Smith Travel Research, industry-wide RevPAR has grown so far in 2010, following a period of 19 consecutive months of declines as compared to the comparable periods of prior years, there can be no assurance as to whether, when or to what extent, lodging industry fundamentals will improve. In the event conditions in the industry do not improve when and as we expect, or deteriorate, our ability to execute our business plan may be adversely affected.

Because our officers have broad discretion to invest the proceeds of this offering, they may make investments where the returns are substantially below expectations or which result in net operating losses.

We have not yet committed any portion of the net proceeds of this offering to any specific acquisition, and our officers have broad discretion, within the general investment policies established by our board of trustees, to invest the net proceeds of this offering and to determine the timing of such investment. As a result, you will be unable to evaluate the allocation of the net proceeds of the offering or the economic merits of our acquisitions before making an investment decision with respect to our common shares. In addition, our investment policies may be amended or revised from time-to-time at the discretion of our board of trustees, without a vote of our shareholders. Such discretion could result in investments that may not yield returns consistent with investors’ expectations or with which you may not agree. These factors may increase the uncertainty, and thus the risk, of investing in our common shares. Our failure to apply these proceeds effectively or find suitable properties to acquire in a timely manner or on acceptable terms could result in returns that are substantially below expectations or result in losses, which could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our shareholders.

In addition, a portion of our executive officers’ bonus compensation for 2010 is linked to the amount of capital we deploy during the year. This compensation system may provide them with incentives to invest the proceeds from this offering during 2010, even if suitable opportunities are not available on acceptable terms. As a result, properties acquired may not yield favorable returns.

We cannot assure you that we will be able to identify assets that meet our investment objectives, that we will be successful in consummating any investment opportunities we identify or that one or more investments we may make using the net proceeds of the offering and the concurrent private placements will generate revenue, income or cash flow. Although we intend to invest our proceeds in hotel properties in up to six months after the completion of the offering, we cannot assure you we will be able to do so. Our inability to do any of the foregoing could materially and adversely affect our results of operations and cash flows and our ability to make distributions to our shareholders.

Our success depends on key personnel whose continued service is not guaranteed.

We depend on the efforts and expertise of our president and chief executive officer and our executive vice president, chief financial officer, and treasurer to manage our day-to-day operations and strategic business direction. The loss of their services, and our inability to find suitable replacements, could have an adverse effect on our operations.

We may not succeed in managing our growth, in which case our financial results could be adversely affected.

As of the date of this prospectus, we have only six employees. Our ability to grow our business depends upon our senior executive officers’ business contacts and their ability to successfully hire, train, supervise and manage additional personnel. We may not be able to hire and train sufficient personnel or develop management, information and operating systems suitable for our expected growth. If we are unable to manage any future growth effectively, our operations and financial results could be adversely affected.

Our returns could be negatively impacted if our third-party hotel managers do not manage our properties in our best interests.

Since U.S. federal income tax laws restrict REITs and their subsidiaries from operating or managing a hotel, we do not operate or manage our hotels. Instead, we lease all of our hotels to subsidiaries of our “taxable REIT subsidiary” and these subsidiaries of our TRS retain third-party managers to operate our hotels pursuant to management agreements. Our cash flow from the hotels may be adversely affected if our managers fail to provide quality services and amenities or if they or their affiliates fail to maintain a quality brand name. In addition, our hotel managers or their affiliates may manage, and in some cases may own, may have invested in or may have provided credit support or operating guarantees to hotels that compete with our hotels, any of which could result in conflicts of interest. As a result, our hotel managers may make decisions regarding competing lodging facilities that are not in our best interests.

We do not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR and ADR, we are not able to force the management company to change its method of operation of our hotels. If necessary, we generally will attempt to resolve issues with our managers through discussions and negotiations. However, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to litigate the dispute or submit the matter to third-party dispute resolution. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace any of our management companies, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotels.

Funds spent to maintain franchisor operating standards or the loss of a franchise license may reduce cash available for shareholder distributions.

Certain of our hotel properties operate under franchise agreements and we anticipate that some of the hotels we acquire in the future also will operate under franchise agreements. We are therefore subject to the risks inherent in concentrating our hotel properties in several franchise brands. These risks include reductions in business following negative publicity related to one of our brands.

The maintenance of the franchise licenses for our hotels is subject to our franchisors’ operating standards and other terms and conditions. Franchisors periodically inspect our hotel properties to ensure that we and our lessees and management companies follow their standards. Failure by us, our TRS or one of our management companies to maintain these standards or other terms and conditions could result in a franchise license being canceled. If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the franchisor for a termination payment, which will vary by franchisor and by hotel. As a condition of our continued holding of a franchise license, a franchisor could also possibly require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. Nonetheless, we may risk losing a franchise license if we do not make franchisor-required capital expenditures.

If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise or to operate the hotel without a franchise license. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more hotels could materially and adversely affect our revenues. This loss of revenues could, therefore, also adversely affect our financial condition, results of operations and cash available for distributions to our shareholders.

Our ability to maintain quarterly distributions to our shareholders is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

As a REIT, we are required to distribute at least 90% of our taxable income (excluding net capital gains) each year to our shareholders. In the event of future downturns in our operating results and financial performance or unanticipated capital improvements to our hotels, including capital improvements which may be required by our franchisors, we may be unable to declare or pay distributions to our shareholders. The timing and amount of distributions are in the sole discretion of our board of trustees which considers, among other factors, our financial performance, debt service obligations and debt covenants, and capital expenditure requirements. We intend to pay regular quarterly dividends but cannot assure you that we will continue to generate sufficient cash in order to fund distributions in the same aggregate amounts as our initial quarterly dividend in September 2010 or at all.

Among the factors which could adversely affect our results of operations and our distributions to shareholders are the failure of our TRS to make required rent payments because of reduced net operating profits or operating losses, increased debt service requirements and capital expenditures at our hotels, including capital expenditures required by the franchisors of our hotels. Among the factors which could reduce the net operating profits of our TRS are decreases in hotel revenues and increases in hotel operating expenses. Hotel revenue can decrease for a number of reasons, including increased competition from a new supply of hotel rooms and decreased demand for hotel rooms. These factors can reduce both occupancy and room rates at our hotels.

We lease all of our hotels to our TRS, and our TRS is subject to hotel operating risks, including risks of sustaining operating losses after payment of hotel operating expenses, including management fees. These risks can adversely affect the net operating profits of our TRS, our operating expenses and the amount of cash available for distribution to our shareholders.

Compliance with covenants in our revolving credit facility and other debt instruments may limit our freedom to operate our business and impair our ability to make distributions to our shareholders.

The terms of our revolving credit facility require us to comply with customary financial and other covenants, including covenants that:

•	require us to maintain minimum levels of debt to adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA,

•	require us to maintain maximum levels of total debt to total assets;

•	require us to maintain minimum levels of tangible net worth;

•	limit our ability to make certain investments;

•	prevent us from employing leverage in excess of a percentage of our total asset value;

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prohibit us from making annual distributions to our shareholders in excess of 90% of our funds from operations, or FFO, over time, except for such distributions as may be required to enable us to maintain our qualification as a REIT for U.S. federal income tax purposes and prohibit us from making any distributions to shareholders while there is a continuing event of default;

•	impose concentration limitations on the value and other characteristics of assets comprising the collateral pool securing the revolving credit facility; and

•	limit our ability to engage in a change in control transaction without causing the amounts outstanding under the revolving credit facility to become immediately due and payable.

For more information on these covenants, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.” These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may inhibit our ability to grow our business and increase revenues. If we fail to comply with any of these requirements, then the related indebtedness, and any other debt containing cross-default or cross-acceleration rights for our lenders, could become immediately due and payable. We cannot assure you that we could pay all of our debt if it became due, or that we could continue in that instance to make distributions to our shareholders and maintain our REIT qualification.

If we are unable to repay or refinance our revolving credit facility and other debt, we may be unable to sustain or increase distributions to our shareholders and our share price may be adversely affected.

Our existing borrowings under our revolving credit facility and future debt subject us to many risks, including the risks that:

•	our cash flow from operations will be insufficient to make required payments of principal and interest;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•

we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash available for distribution to our shareholders, funds available for operations and capital expenditures, future business opportunities or other purposes;

•	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and

•	the terms of our debt may limit our ability to make distributions to our shareholders and therefore adversely affect the market price of our common shares.

If we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses adversely affecting cash flow from operating activities. We have placed, and may continue to place, mortgages on our hotel properties to secure our debt. To the extent we cannot meet our debt service obligations, we risk losing some or all of those properties to foreclosure.

Interest expense on our debt may limit our cash available to fund our growth strategies and shareholder distributions.

Higher interest rates could increase debt service requirements on floating rate debt and could reduce funds available for operations, distributions to our shareholders, future business opportunities or other purposes.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations and our ability to make shareholder distributions.

We may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our hotel investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer’s financial condition and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or trustees from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

Our sourcing agreement with Hyatt does not require it to provide us with any potential acquisition opportunities and, as a result, we may not be able to grow our business as rapidly as we prefer.

We consider Hyatt’s willingness to refer potential acquisition opportunities to us, in Hyatt’s sole discretion, to be an important component of our sourcing relationship with Hyatt. Under the terms of our agreement with it, however, Hyatt is not obligated to refer any of these opportunities to us. Moreover, although we are obligated to offer Hyatt the right to manage or franchise any unbranded properties we may acquire, nothing in our agreement requires Hyatt to accept any offer we make. As a result, we may not realize the benefits of this agreement in full. Realizing fewer acquisition opportunities from Hyatt than we expect may slow the pace of our growth, which could adversely affect our financial performance.

Risks related to the hotel industry

Current economic conditions may adversely affect the lodging industry.

The performance of the lodging industry has historically been closely linked to the performance of the general economy and, specifically, growth in U.S. GDP. It is also sensitive to business and personal discretionary spending levels. Declines in corporate budgets and consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence or adverse political conditions can lower the revenues and profitability of our future hotel properties and therefore the net operating profits of our TRS. The recent global economic downturn led to a significant decline in demand for products and services provided by the lodging industry, lower occupancy levels and significantly reduced room rates.

We anticipate that recovery of demand for products and services provided by the lodging industry will lag an improvement in economic conditions. Though we have seen some improvement in economic and industry fundamentals that may signal a recovery is underway, we cannot assure you that these conditions will continue to improve or that the recovery is sustainable. A double-dip recession or other worsening of the U.S. economy, if experienced, would likely have an adverse impact on our revenues and negatively affect our profitability.

Our ability to sustain the amount of distributions we make to our shareholders may be affected by various operating risks common to the lodging industry.

Our hotel properties are subject to various operating risks common to the lodging industry, many of which are beyond our control, including the following:

•	competition from other hotel properties in our markets;

•	over-building of hotels in our markets, which will adversely affect occupancy and revenues at the hotels we acquire;

•	dependence on business and commercial travelers and tourism;

•	increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	adverse effects of international, national, regional and local economic and market conditions;

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unforeseen events beyond our control, such as terrorist attacks, travel related health concerns, including pandemics and epidemics, such as H1N1 influenza (swine flu), avian bird flu and SARS, political instability, regional hostilities, imposition of taxes or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes, tsunamis or earthquakes;

•	adverse effects of a downturn in the lodging industry; and

•	risks generally associated with the ownership of hotel properties and real estate, as we discuss in detail below.

These factors could reduce the net operating profits of our TRS, which in turn could adversely affect the amount or frequency of distributions we make to our shareholders.

Our investment opportunities and growth prospects may be affected by competition for acquisitions.

We compete for investment opportunities with other entities, some of which have substantially greater financial resources than we do. This competition may generally limit the number of suitable investment opportunities offered to us, which may limit our ability to grow. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or at all.

Our revenues and cash available for shareholder distributions may be affected by the seasonality of the hotel industry.

The hotel industry is seasonal in nature. This seasonality can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors. As a result, we may have to enter into short-term borrowings in certain quarters in order to offset these fluctuations in revenues and to sustain the amount or quarterly rate of distributions we make to our shareholders.

The cyclical nature of the lodging industry may cause fluctuations in our operating performance.

The lodging industry is highly cyclical in nature. Fluctuations in lodging demand and, therefore, operating performance, are caused largely by general economic and local market conditions, which subsequently affects levels of business and leisure travel. In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry’s performance and overbuilding has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. Although we believe that supply growth peaked in late 2008 to early 2009, and that lodging demand has begun to rebound and will grow through 2015, no assurances can be made. An unsustainable rebound in lodging demand beyond late 2010 to early 2011, or a continued growth in lodging supply, could result in returns that are substantially below expectations or result in losses, which could have a material adverse effect on our business, financial condition, results of operations and the amount of cash available for distributions to our shareholders.

Our concentration in particular segments of a single industry limits our ability to offset the risks of an industry downturn, which could adversely affect our operating performance and cash available for shareholder distributions.

Our entire business is hotel-related. Therefore, a downturn in the lodging industry, in general, and the upper-upscale segments in which we focus our operations, in particular, will have a material adverse effect on our lease revenues and the net operating profits of our TRS and amounts available for distribution to our shareholders.

The ongoing need for capital expenditures at our hotel properties may limit the amounts available for shareholder distributions.

Our hotel properties will require periodic renovations and other capital improvements, including replacements, from time-to-time, of furniture, fixtures and equipment. The franchisors of our hotels will also require periodic capital improvements as a condition of keeping the franchise licenses. In addition, if we incur additional indebtedness, our lenders will likely require that we set aside annual amounts for capital improvements to our hotel properties. These capital improvements may give rise to the following risks:

•	possible environmental problems;

•	construction cost overruns and delays;

•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms; and

•	uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of all these capital improvements could adversely affect our financial condition and amounts available for distribution to our shareholders.

Hotel development is subject to timing, budgeting and other risks. To the extent we acquire hotel properties that are under development, these risks may adversely affect our operating results and may limit the amounts available for shareholder distributions.

We may acquire hotel properties that are under development if suitable opportunities arise, taking into consideration general economic conditions. Hotel properties involve a number of development risks, including risks associated with:

•	construction delays or cost overruns that may increase project costs;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	development costs incurred for projects that are not pursued to completion;

•	acts of God, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•	ability to raise capital; and

•	governmental restrictions on the nature or size of a project.

To the extent we invest in hotel properties under development, we cannot assure you that any development project will be completed on time, within budget, or at all. The developer’s inability to complete a project on time or within budget may adversely affect the hotel’s projected operating results and limit amounts available for distributions to our shareholders.

The hotel business is capital-intensive, and our inability to obtain financing could limit our growth.

Our hotel properties will require periodic capital expenditures and renovation to remain competitive. Acquisitions or development of additional hotel properties will require significant capital expenditures. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our taxable income (net of capital gains) each year to maintain our qualification as a REIT for U.S. federal income tax purposes. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings is very limited. Consequently, we rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. Our ability to grow through acquisitions or development of hotels will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. Neither our declaration of trust nor our bylaws limits the amount of debt that we can incur. However, we cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

The increasing use of Internet travel intermediaries by consumers may adversely affect our profitability.

Some of our hotel rooms will be booked through Internet travel intermediaries, including, but not limited to, Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us and our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to the brands under which our properties will be franchised. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability could be adversely affected.

Future terrorist attacks or changes in terror alert levels could adversely affect our growth strategies, our ability to obtain financing, our ability to insure our properties and our overall financial condition.

Previous terrorist attacks in the United States and subsequent terrorist alerts have adversely affected the travel and hospitality industries over the past several years. The impact that terrorist attacks in the United States or elsewhere could have on domestic and international markets and our business in particular is indeterminable. It is possible that such attacks or the threat of such attacks could have a material adverse effect on our business, our ability to finance our business, our ability to insure our properties and/or our results of operations and financial condition as a whole.

Uninsured and underinsured losses could adversely affect our operating results and the amount of cash available for distributions to our shareholders.

We maintain comprehensive insurance on each of the hotel properties that we own, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. Various types of catastrophic losses, like earthquakes and floods, losses from foreign terrorist activities, such as those on September 11, 2001, or losses from domestic terrorist activities, such as the Oklahoma City bombing on April 19, 1995, may not be fully insurable.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel or resort, as well as the anticipated future revenue from the hotel or resort. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Noncompliance with governmental regulations could adversely affect our operating results.

Environmental matters

Our hotel properties are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as the owner of a contaminated property, to clean up the property, even if we did not know of or were not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property. Under the environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the cleanup of that facility if it becomes contaminated and threatens human health or the environment. A person that arranges for the disposal or transports for disposal or treatment of a hazardous substance at a property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property.

Furthermore, various court decisions have established that third parties may recover damages for injury caused by property contamination. For instance, a person exposed to asbestos while staying in a hotel may seek to recover damages if he or she suffers injury from the asbestos. Lastly, some of these environmental laws restrict the use of a property or place conditions on various activities. An example would be laws that require a business using chemicals (such as swimming pool chemicals at a hotel property) to manage them carefully and to notify local officials that the chemicals are being used.

The costs to clean up a contaminated property, to defend against a claim or to comply with environmental laws could be material and could adversely affect the funds available for distribution to our shareholders. We can make no assurances that (1) future laws or regulations will not impose material environmental liabilities or (2) the current environmental condition of our hotel properties will not be affected by the condition of the properties in the vicinity of these properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

Americans with Disabilities Act and other changes in governmental rules and regulations

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. Although we believe that the properties in our portfolio substantially comply with present requirements of the ADA, we have not conducted a comprehensive audit or investigation of all of our properties to determine our compliance, and one or more properties may not be fully compliant with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect. If we are required to make substantial modifications to our hotels, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and amount of cash available for distributions to our shareholders could be adversely affected.

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor, which could increase our operating costs, reduce the flexibility of our hotel managers to adjust the size of the workforce at our hotel properties and impair our ability to make distributions to our shareholders.

We have entered into management agreements with third-party managers to operate our hotel properties. Our third-party managers are responsible for hiring and maintaining the labor force at each of our hotels. Although we do not directly employ or manage employees at our consolidated hotels, we are subject to many of the costs and risks generally associated with the hotel labor force, particularly those hotels with unionized labor. From time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. Additionally, hotels where our managers have collective bargaining agreements with employees are more highly affected by labor force activities than others. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our managers to reduce the size of hotel workforces during an economic downturn because collective bargaining agreements are negotiated between the managers of our hotels and labor unions. We do not have the ability to control the outcome of these negotiations.

General risks related to the real estate industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel properties in our portfolio in response to changing economic, financial and investment conditions may be limited. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•

civil unrest, acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism, including the consequences of the terrorist acts, such as those that occurred on September 11, 2001.

We may decide in the future to sell one or more of our hotels. We cannot predict whether we will be able to sell any hotel property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our operating results and financial condition, as well as the amount of cash available for distributions to shareholders.

Increases in our property taxes would adversely affect the amount of cash available for distributions to our shareholders.

Each of our hotels is subject to real and personal property taxes. These taxes on our hotel properties may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, the amount of cash available for distributions to our shareholders may decrease.

Risks related to our organization and structure

Our rights and the rights of our shareholders to take action against our trustees and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Under Maryland law generally, a trustee is required to perform his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, trustees are presumed to have acted with this standard of care. In addition, our declaration of trust limits the liability of our trustees and officers to us and our shareholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust obligates us to indemnify our trustees and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each trustee or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we are obligated under our declaration of trust and bylaws to pay and advance the defense costs that may be incurred by our trustees and officers. As a result, we and our shareholders may have more limited rights against our trustees and officers than might otherwise exist absent the current provisions in our declaration of trust and bylaws or that might exist with other companies.

Failure to make required distributions would subject us to tax.

In order for U.S. federal corporate income tax not to apply to earnings that we distribute, each year we must pay out to our shareholders in distributions at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. Our only source of funds to make these distributions comes from distributions that we receive from our operating partnership. Accordingly, we may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax in a particular year. To the extent that the terms of our credit facility or other debt obligations limit our ability to distribute sufficient taxable income to comply with these distribution requirements, we could be subject to some federal corporate income tax or even fail to qualify as a REIT.

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would subject us to U.S. federal income tax and potentially to state and local taxes.

We have been organized and we intend to continue to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2010. We have not requested and do not intend to request a ruling from the IRS as to our REIT qualification. We have received an opinion of our outside counsel, Hogan Lovells US LLP, with respect to our qualification as a REIT in connection with this offering. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Hogan Lovells US LLP represents only the view of our counsel based on our counsel’s review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. The opinion is expressed as of the date issued. Hogan Lovells US LLP has no obligation to advise us or the holders of our common shares of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Hogan Lovells US LLP, and our qualification as a REIT, depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Hogan Lovells US LLP.

The REIT qualification requirements are extremely complex and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so we can qualify, or remain qualified, as a REIT. At any time, new legislation, administrative guidance, or court decisions, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT.

Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, there can be no assurance that the IRS will not contend that our hotel leases, interests in subsidiaries or interests in securities of other issuers will not cause a violation of the REIT requirements.

If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our shareholders would not be deductible by us in computing our taxable income. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Internal Revenue Code to maintain our qualification as a REIT. We might need to borrow money or sell hotels in order to pay any such tax. Unless we are entitled to relief under certain Internal Revenue Code provisions, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends, which could adversely affect the value of our common shares if they are perceived as less attractive investments.

The maximum tax rate applicable to income from “qualified dividends” payable to U.S. shareholders that are individuals, trusts and estates has been reduced by legislation to 15% (through 2010). Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common shares.

If our leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.

To qualify as a REIT, we are required to satisfy two gross income tests, pursuant to which specified percentages of our gross income must be passive income, such as rent. For the rent paid pursuant to the hotel leases with our TRS, which constitutes substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and must not be treated as service contracts, joint ventures or some other type of arrangement. We structure our leases so that the leases will be respected as true leases for U.S. federal income tax purposes, but there can be no assurance that the IRS will agree with this characterization. If the leases are not respected as true leases for U.S. federal income tax purposes, we will not be able to satisfy either of the two gross income tests applicable to REITs and likely would lose our REIT status.

If our hotel managers do not qualify as “eligible independent contractors,” we would fail to qualify as a REIT.

Rent paid by a lessee that is a “related party tenant” of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. We lease all of our hotels to our TRS. So long as any TRS lessee qualifies as a TRS, it will not be treated as a “related party tenant” with respect to our properties that are managed by a qualifying independent hotel management company. We believe that our TRS will qualify to be treated as a TRS for U.S. federal income tax purposes, but there can be no assurance that the IRS will not challenge the status of our TRS for U.S. federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in disqualifying our TRS from treatment as a TRS, it is possible that we would fail to meet the asset tests applicable to REITs and substantially all of our income would fail to qualify for the gross income tests. If we failed to meet either the asset or gross income tests, we would likely lose our REIT qualification for U.S. federal income tax purposes.

If our hotel managers do not qualify as “eligible independent contractors,” we will fail to qualify as a REIT. Each of the hotel management companies that enters into a management contract with our TRS, including Hyatt, must qualify as an “eligible independent contractor” under the REIT rules in order for the rent paid to us by our TRS to be qualifying income for our REIT income test requirements. Among other requirements, in order to qualify as an eligible independent contractor a manager must not own more than 35% of our outstanding shares (by value) and no person or group of persons can own more than 35% of our outstanding shares and the ownership interests of the manager, taking into account only owners of more than 5% of our shares and, with respect to ownership interests in such managers that are publicly traded, only holders of more than 5% of such ownership interests. Complex ownership attribution rules apply for purposes of these 35% thresholds. Although we monitor ownership of our shares by our property managers and their owners, and certain provisions of our declaration of trust are designed to prevent ownership of our shares in violation of these rules, there can be no assurance that these ownership levels will not be exceeded.

Provisions of our declaration of trust may limit the ability of a third party to acquire control of our company, even if our shareholders believe the change of control is in their best interest.

Common share and preferred share ownership limits

Our declaration of trust provides that, unless an exemption were to be granted by our board of trustees, no person may directly or indirectly own more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate outstanding common shares or more than 9.8% in value or in number of shares, whichever is more restrictive, of the aggregate preferred shares of each class or series outstanding from time-to-time. These ownership limitations, as well as certain other limits intended to protect our REIT qualification, may prevent an acquisition of control of our company by a third party without our board of trustees’ approval, even if our shareholders believe the change of control is in their interest.

Authority to issue shares of beneficial interest

Our declaration of trust authorizes our board of trustees to issue up to 400,000,000 common shares and up to 100,000,000 preferred shares without approval of our shareholders. Issuances of additional shares may have the effect of delaying or preventing a change in control of our company, including transactions at a premium over the market price of our shares, even if shareholders believe that a change of control is in their interest.

Certain provisions of Maryland law could inhibit changes in control

Certain provisions of Maryland law may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of our common shares. The “business combination” provisions of Maryland law generally prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an “interested shareholder” (defined generally as any person who beneficially owns 10% or more of our then outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the shareholder becomes an interested shareholder. After the five-year prohibition, any business combination between us and an interested shareholder generally must be recommended by our board of trustees and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of our outstanding voting shares; and (2) two-thirds of the votes entitled to be cast by holders of the outstanding voting shares of our company other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if our common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by a board of trustees prior to the time that the interested shareholder becomes an interested shareholder. Pursuant to the statute, our board of trustees has by resolution exempted business combinations between us and any other person, provided that such business combination is first approved by our board of trustees (including a majority of our trustees who are not affiliates or associates of such person).

Further, under our declaration of trust, a trustee may be removed at any time, but only with cause, at a meeting of the shareholders by the affirmative vote of the holders of not less than two-thirds of the shares then outstanding and entitled to vote generally in the election of trustees.

The “control share” provisions of Maryland law provide that “control shares” of a Maryland corporation (defined as shares which, when aggregated with other shares controlled by the shareholder (except solely by virtue of a revocable proxy), entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquiror of control shares, our officers and our personnel who are also our trustees. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

The “unsolicited takeover” provisions of Maryland law permit our board of trustees, without shareholder approval and regardless of what is currently provided in our declaration of trust or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not yet have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then current market price. See “Certain provisions of Maryland law and of our declaration of trust and bylaws—Business combinations” and “Certain provisions of Maryland law and of our declaration of trust and bylaws—Control share acquisitions.”

Our ownership limitations may restrict or prevent you from engaging in certain transfers of our common shares.

In order to maintain our REIT qualification, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the U.S. federal income tax laws to include certain entities) at any time during the last half of each taxable year following our first year. To preserve our REIT qualification, our declaration of trust contains a common share ownership limit and a preferred share ownership limit and other related limitations on transfer. Generally, any common shares owned by affiliated owners will be added together for purposes of the common share ownership limit, and any shares of a given class or series of preferred shares owned by affiliated owners will be added together for purposes of the preferred share ownership limit.

If anyone transfers shares in a way that would violate the common share ownership limit or the preferred share ownership limit, or prevent us from continuing to qualify as a REIT under the U.S. federal income tax laws, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the common share ownership limit or the preferred share ownership limit. If this transfer to a trust fails to prevent such a violation or our continued qualification as a REIT, then the initial intended transfer shall be null and void from the outset. The intended transferee of those shares will be deemed never to have owned the shares. Anyone who acquires shares in violation of the common share ownership limit or the preferred share ownership limit or the other restrictions on transfer in our declaration of trust bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our shares falls between the date of purchase and the date of redemption or sale.

Our ownership of our TRS will be limited and our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

A REIT may own up to 100% of the equity interest of an entity that is a corporation for U.S. federal income tax purposes if the entity is a TRS. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross operating income from hotel operations pursuant to hotel management agreements. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Our TRS will pay U.S. federal income tax and applicable foreign, state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed by such TRS to us. We anticipate that the aggregate value of the stock and securities of our TRS will be less than 25% of the value of our total assets (including our TRS stock and securities). Furthermore, we monitor the value of our investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations. In addition, we scrutinize all of our transactions with our TRS to ensure that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation discussed above or to avoid application of the 100% excise tax discussed above.

We may in the future choose to pay dividends in our common shares instead of cash, in which case shareholders may be required to pay income taxes in excess of the cash dividends they receive.

Although we have no current intention to do so, we may, in the future, distribute taxable dividends that are payable in cash and common shares at the election of each shareholder. Under Revenue Procedure 2010-12, up to 90% of any such taxable dividend paid with respect to our taxable years 2010 and 2011 could be payable in our shares. Taxable shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, or E&P, for U.S. federal income tax purposes. As a result, shareholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. shareholder sells the common shares that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our shares at the time of the sale. Furthermore, with respect to certain non-U.S. shareholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common shares. In addition, if a significant number of our shareholders determine to sell common shares in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common shares.

Further, while Revenue Procedure 2010-12 applies only to taxable dividends payable by us in cash or shares with respect to our taxable years 2010 and 2011, it is unclear whether and to what extent we will be able to pay taxable dividends in cash and common shares in later years. Moreover, various aspects of such a taxable cash/share dividend are uncertain and have not yet been addressed by the IRS. No assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable cash/share dividends, including on a retroactive basis, or assert that the requirements for such taxable cash/share dividends have not been met.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “Material U.S. federal income tax considerations—U.S. federal income taxation of Chesapeake Lodging Trust.” As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

The ability of our board of trustees to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our declaration of trust provides that our board of trustees may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our shareholders, which may have adverse consequences on our total return to our shareholders.

The ability of our board of trustees to change our major corporate policies may not be in your interest.

Our board of trustees determines our major corporate policies, including our acquisition, financing, growth, operations and distribution policies. Our board may amend or revise these and other policies from time-to-time without the vote or consent of our shareholders.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial results, which could harm our business and the market value of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent auditors annually attest to our evaluation, as well as issue their own opinion on our internal control over financial reporting. While we intend to undertake substantial work to prepare for compliance with Section 404, we cannot be certain that we will be successful in implementing or maintaining adequate control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market value of our common shares. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner.

Risks related to share ownership and the offering

We have not established a minimum distribution payment level, and we may be unable to generate sufficient cash flows from our operations to make distributions to our shareholders at any time in the future.

We are generally required to distribute to our shareholders at least 90% of our taxable income each year for us to qualify as a REIT under the Internal Revenue Code, which requirement we currently intend to satisfy. To the extent we satisfy the 90% distribution requirement but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In September 2010, we declared our initial quarterly dividend in the amount of $0.20 per common share, payable on October 15, 2010 to each shareholder of record on September 30, 2010. No assurances can be made that we will continue to generate sufficient income to distribute similar aggregate amounts in the future.

Subject to maintaining our REIT qualification, we intend to continue to make regular quarterly distributions to our shareholders. Our board of trustees has the sole discretion to determine the timing, form and amount of any distributions to our shareholders. Our board of trustees will make determinations regarding distributions based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of trustees may deem relevant from time-to-time. The per share amount of future distributions also will be affected by the number of common and preferred shares that are outstanding from time-to-time.

Among the factors that could impair our ability to make distributions to our shareholders are:

•	our inability to invest the proceeds of this offering;

•	our inability to realize attractive risk-adjusted returns on our investments;

•	unanticipated expenses that reduce our cash flow or non-cash earnings;

•	defaults in our investment portfolio or decreases in the value of the underlying assets; and

•	the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, no assurance can be given that the level of any distributions we make to our shareholders in the future will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of our common shares.

In addition, distributions that we make to our shareholders will generally be taxable to our shareholders as ordinary income. However, a portion of our distributions may be designated by us as long-term capital gains to the extent that they are attributable to capital gain income recognized by us or may constitute a return of capital to the extent that they exceed our E&P as determined for tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a shareholder’s investment in our common shares.

Our common shares have a limited trading history and are thinly traded, which may limit your ability to liquidate your investment.

Our common shares have traded on the NYSE since our IPO was completed in January 2010. During this period, the shares have traded in relatively small average daily volumes. If our common shares continue to be thinly traded, it may enhance volatility in the share price and make it difficult for investors to buy or sell shares in the public market without materially affecting the sales price. Further, investors seeking to buy or sell a large quantity of our shares in the public market may be unable to do so within one or more trading days. We cannot assure you that a more robust trading market will develop or be sustained. If limited trading in our common shares continues, it may be difficult for you to sell your shares in the public market at any given time at prevailing prices.

The market price of our equity securities may vary substantially, which may cause the value of your investment to fluctuate.

The trading prices of equity securities issued by REITs have historically been affected by changes in market interest rates. One of the factors that may influence the price of our shares in public trading markets is the annual yield from distributions on our common or preferred shares as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to shareholders, may lead prospective purchasers of our shares to demand a higher annual yield, which could reduce the market price of our equity securities.

Other factors that could affect the market price of our equity securities include the following:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the hotel or real estate industries;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	issuances of common shares or other securities in the future;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

•	unforeseen events beyond our control, such as terrorist attacks, travel related health concerns including pandemics and epidemics, such as H1N1 influenza (swine flu), avian bird flu and

SARS, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes, tsunamis or earthquakes.

The number of shares available for future sale could adversely affect the market price of our common shares.

We cannot predict whether future issuances of our common shares or the availability of shares for resale in the open market will decrease the market price of our common shares. Sales of substantial numbers of our common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our common shares. Immediately prior to this offering, we had 9,350,271 common shares issued and outstanding. Of those shares, 7,842,978 are freely transferable.

The market price of our common shares also may decline significantly when the restrictions on resale by certain of our shareholders lapse and the shares become eligible for sale under Rule 144 after one year has elapsed since their acquisition. We have entered into registration rights agreements with each of Hyatt and Baron pursuant to which we have agreed to register the resale of their respective common shares owned by them and their respective permitted transferees, upon their request. In addition, subject to the exceptions and limitations set forth in the registration rights agreements, these holders have unlimited piggyback registration rights pursuant to which they may request the inclusion of their shares in any registration statement we file for the purpose of registering sales of common shares for our account or the account of future shareholders. Our non-executive chairman, our president and chief executive officer and our executive vice president, chief financial officer and treasurer, who own an aggregate of 150,000 common shares purchased in a private placement concurrently with our IPO, also may sell their shares after the shares become eligible for sale under Rule 144 after one year has elapsed since their acquisition.

Future offerings of debt or equity securities ranking senior to our common shares may adversely affect the market price of our common shares.

If we decide to issue debt or equity securities in the future ranking senior to our common shares, it is possible that these securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and may result in dilution to owners of our common shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus holders of our common shares will bear the risk of our future offerings reducing the market price of our common shares, lowering the per share amount of distributions we may pay and diluting the value of their share holdings in us.

Cautionary note regarding forward-looking statements

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects are forward-looking by their nature:

•	our business and investment strategy;

•	our forecasted operating results and expected economic growth and projections regarding the lodging industry;

•	our ability to obtain and maintain future financing arrangements;

•	our understanding of our competition;

•	market trends in our industry, interest rates, real estate values, the debt securities markets or the general economy;

•	projected capital expenditures and operating results;

•	our expectations regarding future distributions to shareholders;

•	use of the proceeds of this offering; and

•	our expected leverage levels.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our common shares. Additionally, the following factors could cause actual results to vary from our forward-looking statements:

•

the factors discussed in this prospectus, including those set forth under the sections titled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Our business and properties”;

•	our ability to maintain our qualification as a REIT;

•	general volatility of the capital markets and the market price of our common shares;

•	changes in our business or investment strategy;

•	availability, terms and deployment of capital;

•	availability of and our ability to retain qualified personnel;

•	actions and initiatives of the U.S. government, changes to U.S. government policies and the execution and impact of these actions, initiatives and policies;

•	changes in our industry and the market in which we operate, interest rates or the general U.S. or international economy;

•	economic trends and economic recoveries; and

•	the degree and nature of our competition.

When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” or similar expressions, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of proceeds

We estimate that the net proceeds from this offering, based on the sale of 6,500,000 common shares at an assumed price of $16.50 per share, after deducting the full underwriting discount and estimated offering costs and expenses, will be approximately $101.9 million. If the underwriters’ overallotment option is exercised in full, our net proceeds from this offering will be approximately $117.3 million.

We will contribute the net proceeds of this offering to our operating partnership which, in turn, will use the net proceeds to repay up to $105.0 million of outstanding indebtedness under our revolving credit facility. We used these borrowings to fund the acquisitions in July 2010 of the Courtyard Anaheim at Disneyland Resort for approximately $25.1 million and the Boston Marriott Newton for approximately $77.2 million. Borrowings under our revolving credit facility bear interest at the rate of LIBOR + 3.75%, subject to a LIBOR floor of 2.00%. The revolving credit facility matures on July 30, 2012. For a more detailed description of the terms of the revolving credit facility, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.” Certain of the underwriters and/or their affiliates are lenders to us under our revolving credit facility and may receive their pro rata portion of amounts repaid from the proceeds of this offering. See “Underwriting.”

After repaying the outstanding indebtedness under our revolving credit facility, our operating partnership will use any remaining net proceeds, together with the borrowing capacity under our revolving credit facility, to invest in hotel properties in accordance with our investment strategy described in this prospectus and for general business purposes. Prior to the full investment of any such remaining net proceeds in hotel properties, we intend to invest these net proceeds in certificates of deposit, interest-bearing short-term investment grade securities or money-market accounts which are consistent with our intention to qualify as a REIT. These initial investments are expected to provide a lower net return than we will seek to achieve from investments in our target hotel properties.

Price range of common shares and dividend payments

Our common shares began trading on the NYSE under the symbol “CHSP” on January 22, 2010. On October 4, 2010, the closing price of our common shares, as reported on the NYSE, was $16.50. As of September 1, 2010, there were approximately 15 registered holders of record of our common shares. This figure does not include beneficial owners who hold shares in nominee name. The following table sets forth, for the periods indicated, the high and low sales prices per common share. In September 2010, we declared our initial dividend in the amount of $0.20 per common share, payable on October 15, 2010 to each shareholder of record on September 30, 2010. The terms of our revolving credit facility may limit our ability to pay future dividends on our common shares. See “Distribution policy” for more information.

	High	Low

2010
First quarter(1)	$20.09	$18.70
Second quarter	$19.74	$15.64
Third quarter	$18.35	$15.06
Fourth quarter (through October 4, 2010)	$16.98	$16.37

(1)	Information is provided only for the period from January 22, 2010 to March 31, 2010, as our common shares did not begin trading publicly until January 22, 2010.

Selected financial data

We were organized in the state of Maryland on June 12, 2009.

On January 27, 2010, we completed our IPO. In conjunction with our IPO, we sold additional common shares through private placement transactions and through the exercise of the underwriters’ overallotment option. The total net proceeds (after deducting initial and deferred underwriting fees and offering costs) generated from the IPO, private placements, and the exercise of the underwriters’ overallotment option were approximately $169.4 million.

Deploying proceeds from our IPO, private placements and our recently-closed revolving credit facility, we have acquired four hotel properties with aggregate purchase prices of approximately $260.3 million: the Hyatt Regency Boston in Boston, Massachusetts, the Hilton Checkers Los Angeles in Los Angeles, California, the Courtyard Anaheim at Disneyland Resort in Anaheim, California and the Boston Marriott Newton in Newton, Massachusetts. In the table below, the results of operations for the six months ended June 30, 2010 include the operating activity of the Hyatt Regency Boston for 122 days and the operating activity of the Hilton Checkers Los Angeles for 30 days.

The following table sets forth our selected historical financial information. The following information should be read in conjunction with the historical and pro forma financial statements and notes thereto included elsewhere in this prospectus.

Selected Financial Data

(in thousands, except share and per share data)	For The Six Months Ended June 30, 2010

(unaudited)

Statement of Operations Data:
Revenues	$14,196
Hotel operating expenses, excluding depreciation and amortization	9,093
Corporate general and administrative:
Share-based compensation	829
Hotel property acquisition costs	1,127
Other	2,094
Net income	66
Net income per common share—basic and diluted	0.01
Weighted-average common shares outstanding—basic	9,083,306
Weighted-average common shares outstanding—diluted	9,094,891

Other Financial Data:
Net cash provided by (used in):
Operating activities	3,769
Investing activities	(161,692)
Financing activities	169,060

	As of
	June 30, 2010	December 31, 2009

	(unaudited)

Balance Sheet Data:
Cash and cash equivalents	$11,160	$23
Investments in hotel properties, net	158,610	—
Total assets	175,322	435
Total shareholders’ equity	170,266	1

Unaudited pro forma financial data

We were organized in the state of Maryland on June 12, 2009.

On January 27, 2010, we completed our IPO and concurrent private placements. The total net proceeds (after deducting initial and deferred underwriting fees and offering costs) generated from the IPO (including the partial exercise of the underwriters’ overallotment option) and private placements were approximately $169.4 million.

We have acquired four hotel properties: the Hyatt Regency Boston in Boston, Massachusetts, the Hilton Checkers Los Angeles in Los Angeles, California, the Courtyard Anaheim at Disneyland Resort in Anaheim, California and the Boston Marriott Newton in Newton, Massachusetts. The results of operations for the six months ended June 30, 2010 include the operating activity of the Hyatt Regency Boston for 122 days and the operating activity of the Hilton Checkers Los Angeles for 30 days.

On July 30, 2010, we entered into a $115.0 million revolving credit facility with a bank lending syndicate, under which we initially borrowed $105.0 million to fund the acquisitions of the Courtyard Anaheim at Disneyland Resort for approximately $25.1 million and the Boston Marriott Newton for approximately $77.2 million. Borrowings under the revolving credit facility bear interest at the rate of LIBOR + 3.75%, subject to a LIBOR floor of 2.00%. As of September 1, 2010, giving effect to the factors that determine amounts available for borrowing, we had approximately $7 million of remaining borrowing capacity under the revolving credit facility.

The unaudited pro forma balance sheet as of June 30, 2010 is based on our unaudited consolidated balance sheet as of June 30, 2010 and reflects the acquisitions of the Courtyard Anaheim at Disneyland Resort and Boston Marriott Newton and the borrowing under the revolving credit facility as if all transactions had occurred on June 30, 2010. The unaudited pro forma statements of operations for the six months ended June 30, 2010 and for the year ended December 31, 2009 reflect the completion of the IPO, the borrowing under the revolving credit facility, and the acquisitions of the Hyatt Regency Boston, Hilton Checkers Los Angeles, Courtyard Anaheim at Disneyland Resort and Boston Marriott Newton as if all transactions had been completed at the beginning of the periods presented.

The unaudited pro forma financial information does not purport to represent what our results of operations or financial condition would actually have been if the completion of the IPO, the borrowing under the revolving credit facility, or the acquisitions of the Hyatt Regency Boston, Hilton Checkers Los Angeles, Courtyard Anaheim at Disneyland Resort and Boston Marriott Newton had in fact occurred at the beginning of the periods presented, or to project our results of operations or financial condition for any future period. In addition, the unaudited pro forma financial information is based upon available information and upon assumptions and estimates, some of which are set forth in the notes to the unaudited pro forma financial statements, which we believe are reasonable under the circumstances.

Chesapeake Lodging Trust

Unaudited pro forma consolidated balance sheet

As of June 30, 2010

(in thousands, except share data)

	Historical Chesapeake Lodging Trust	Revolving credit facility(1)	Acquisition of Courtyard Anaheim at Disneyland Resort(2)	Acquisition of Boston Marriott Newton(3)	Pro forma Chesapeake Lodging Trust

ASSETS
Property and equipment, net	$122,657	$—	$24,986	$77,250	$224,893
Intangible asset, net	35,953	—	—	—	35,953
Cash and cash equivalents	11,160	101,843	(25,123)	(77,420)	10,460
Restricted cash	438	387	—	—	825
Accounts receivable, net	3,133	—	55	160	3,348
Prepaid expenses and other assets	1,854	—	98	297	2,249
Deferred financing costs	127	2,770	—	—	2,897

Total assets	$175,322	$105,000	$16	$287	$280,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt	$—	$105,000	$—	$—	$105,000
Accounts payable and accrued expenses	5,056	—	68	511	5,635

Total liabilities	5,056	105,000	68	511	110,635

Commitments and contingencies
Preferred shares, $.01 par value; 100,000,000 shares authorized; no shares issued and outstanding	—	—	—	—	—
Common shares, $.01 par value; 400,000,000 shares authorized; 9,349,813 shares issued and outstanding	93	—	—	—	93
Additional paid-in capital	170,107	—	—	—	170,107
Retained earnings (deficit)	66	—	(52)	(224)	(210)

Total shareholders’ equity	170,266	—	(52)	(224)	169,990

Total liabilities and shareholders’ equity	$175,322	$105,000	$16	$287	$280,625

(1)	Reflects the proceeds, net of deferred financing costs and required insurance and tax escrow deposits, from the initial borrowing under our revolving credit facility entered into on July 30, 2010.

(2)	Reflects the purchase of the Courtyard Anaheim at Disneyland Resort as if it had occurred on June 30, 2010 for $25,083. The acquisition was funded by a borrowing under our revolving credit facility, which closed on July 30, 2010. The pro forma adjustment reflects the following:

Cash paid of $25,071, net of hotel cash acquired of $12;

Cash paid of $52 for hotel acquisition costs subsequent to June 30, 2010;

Purchase of land, building, and furniture, fixtures and equipment of $24,986; and

Purchase of net working capital of $97.

(3)	Reflects the purchase of the Boston Marriott Newton as if it had occurred on June 30, 2010 for $77,223. The acquisition was funded by a borrowing under our revolving credit facility, which closed on July 30, 2010. The pro forma adjustment reflects the following:

Cash paid of $77,196, net of hotel cash acquired of $27;

Cash paid of $224 for hotel acquisition costs subsequent to June 30, 2010;

Purchase of land, building, and furniture, fixtures and equipment of $77,250; and

Assumption of net working capital deficit of $27.

Chesapeake Lodging Trust

Unaudited pro forma consolidated statement of operations

For the six months ended June 30, 2010

(in thousands, except share and per share data)

	Historical Chesapeake Lodging Trust	Acquisition of Hyatt Regency Boston(1)	Acquisition of Hilton Checkers Los Angeles(2)	Revolving credit facility(3)	Acquisition of Courtyard Anaheim at Disneyland Resort(4)	Acquisition of Boston Marriott Newton(5)	Pro forma adjustments		Pro forma Chesapeake Lodging Trust

REVENUE
Rooms	$10,576	$2,541	$4,021	$—	$2,464	$6,896	$—		$26,498
Food and beverage	3,238	688	807	—	228	6,105	—		11,066
Other	382	106	456	—	160	426	—		1,530

Total revenue	14,196	3,335	5,284	—	2,852	13,427	—		39,094

EXPENSES

Hotel operating expenses:
Rooms	2,300	713	1,008	—	545	1,929	—		6,495
Food and beverage	2,230	709	841	—	180	3,686	—		7,646
Other direct	242	124	89	—	46	165	—		666
Indirect	4,321	1,928	1,921	—	926	5,035	—		14,131

Total hotel operating expenses	9,093	3,474	3,859	—	1,697	10,815	—		28,938
Depreciation and amortization	952	811	1,719	—	553	781	(1,251	)(6)	3,565
Intangible asset amortization	152	32	—	—	—	—	74	(7)	258
Corporate general and administrative:
Share-based compensation	829	—	—	—	—	—	59	(8)	888
Hotel property acquisition costs	1,127	—	—	—	—	—	289	(9)	1,416
Other	2,094	—	—	—	—	—	552	(10)	2,646

Total operating expenses	14,247	4,317	5,578	—	2,250	11,596	(277)		37,711

Operating income (loss)	(51)	(982)	(294)	—	602	1,831	277		1,383
Interest income	85	—	266	—	—	—	(266	)(11)	85
Interest expense	—	—	(372)	(3,762)	(728)	(671)	1,771	(12)	(3,762)
Gain on derivatives	—	—	—	—	420	—	(420	)(13)	—

Income (loss) before income taxes	34	(982)	(400)	(3,762)	294	1,160	1,362		(2,294)
Income tax benefit (expense)	32	—	—	—	—	—	(101	)(14)	(69)

Net income (loss)	$66	$(982)	$(400)	$(3,762)	$294	$1,160	$1,261		$(2,363)

Net income (loss) per common share:
Basic	$0.01								$(0.26)
Diluted	$0.01								$(0.26)

Weighted-average number of common shares outstanding:
Basic	9,083,306								9,098,791	(15)
Diluted	9,094,891								9,098,791	(15)

(1)	Reflects the results of operations of the Hyatt Regency Boston prior to the effective date of our acquisition of the hotel on March 1, 2010.

(2)	Reflects the results of operations of the Hilton Checkers Los Angeles prior to our acquisition of the hotel on June 1, 2010.

(3)	Reflects the interest expense, including amortization of deferred financing costs, associated with the initial borrowing of $105 million under our revolving credit facility entered into on July 30, 2010.

(4)	Reflects the results of operations of the Courtyard Anaheim at Disneyland Resort for the six months ended June 30, 2010.

(5)	Reflects the results of operations of the Boston Marriott Newton for the six months ended June 30, 2010.

(6)	Reflects adjustment to depreciation expense based on our cost basis in the acquired hotel properties and its accounting policy for depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for building and seven years for furniture, fixtures and equipment.

(7)	Reflects adjustment to amortization of intangible asset expense based on our cost basis in the acquired long-term air rights contract associated with the Hyatt Regency Boston and our accounting policy for amortization. Intangible asset amortization is computed using the straight-line method over the term of the contract, which expires in 2079.

(8)	Reflects adjustment to record full six months of share-based compensation expense for our board of trustees and executives with management contracts as if we had commenced operations on January 1, 2010.

(9)	Reflects adjustment to record transaction costs incurred to acquire the Hilton Checkers Los Angeles, Courtyard Anaheim at Disneyland Resort, and Boston Marriott Newton.

(10)	Reflects adjustment to record full six months of corporate general and administrative expenses, including employee payroll and benefits, board of trustees fees, investor relations costs, professional services fees, and other costs of being a public company as if we had commenced operations on January 1, 2010.

(11)	Reflects removal of historical interest income associated with a note receivable not assumed in conjunction with the acquisition of the Hilton Checkers Los Angeles.

(12)	Reflects removal of historical interest expense associated with debt not assumed in conjunction with the acquisitions of the Hilton Checkers Los Angeles, Courtyard Anaheim at Disneyland Resort, and Boston Marriott Newton.

(13)	Reflects removal of historical gain on derivatives associated with an interest rate swap contract not assumed in conjunction with the acquisition of the Courtyard Anaheim at Disneyland Resort.

(14)	Reflects adjustment to record pro forma income taxes related to our TRS as if all acquisitions had occurred on January 1, 2010.

(15)	Reflects number of common shares issued and outstanding as if our IPO and private placements had occurred on January 1, 2010.

Chesapeake Lodging Trust

Unaudited pro forma consolidated statement of operations

For the year ended December 31, 2009

(in thousands, except share and per share data)

	Historical Chesapeake Lodging Trust(1)	Acquisition of Hyatt Regency Boston(2)	Acquisition of Hilton Checkers Los Angeles(3)	Revolving credit facility(4)	Acquisition of Courtyard Anaheim at Disneyland Resort(5)	Acquisition of Boston Marriott Newton(6)	Pro forma adjustments		Pro forma Chesapeake Lodging Trust

REVENUE
Rooms	$—	$24,120	$9,519	$—	$4,624	$13,321	$—		$51,584
Food and beverage	—	8,193	1,742	—	455	10,852	—		21,242
Other	—	1,044	968	—	348	1,441	—		3,801

Total revenue	—	33,357	12,229	—	5,427	25,614	—		76,627

EXPENSES

Hotel operating expenses:
Rooms	—	6,153	2,481	—	1,061	3,695	—		13,390
Food and beverage	—	5,596	1,770	—	350	6,703	—		14,419
Other direct	—	637	218	—	95	545	—		1,495
Indirect	—	11,533	4,345	—	1,855	10,035	—		27,768

Total hotel operating expenses	—	23,919	8,814	—	3,361	20,978	—		57,072
Depreciation and amortization	—	4,409	4,003	—	1,104	2,845	(5,232	)(7)	7,129
Intangible asset amortization	—	197	—	—	—	—	322	(8)	519

Corporate general and administrative:
Share-based compensation	—	—	—	—	—	—	1,774	(9)	1,774
Hotel property acquisition costs	—	—	—	—	—	1,028	388	(10)	1,416
Other	—	—	—	—	—	—	5,293	(11)	5,293

Total operating expenses	—	28,525	12,817	—	4,465	24,851	2,545		73,203

Operating income (loss)	—	4,832	(588)	—	962	763	(2,545)		3,424
Interest income	—	4	659	—	—	—	(637	)(12)	26
Interest expense	—	—	(1,236)	(7,524)	(1,471)	(387)	3,094	(13)	(7,524)
Gain on hotel acquisition	—	—	—	—	—	10,900	(10,900	)(14)	—
Gain on derivatives	—	—	—	—	840	—	(840	)(15)	—

Income (loss) before income taxes	—	4,836	(1,165)	(7,524)	331	11,276	(11,828)		(4,074)
Income tax expense	—	—	—	—	—	—	(391	)(16)	(391)

Net income (loss)	$—	$4,836	$(1,165)	$(7,524)	$331	$11,276	$(12,219)		$(4,465)

Net loss per common share—basic and diluted	$—								$(0.49)

Weighted-average number of common shares outstanding—basic and diluted	100,000								9,098,647	(17)

(1)	We had no operations for the year ended December 31, 2009.

(2)	Reflects the historical audited statement of operations of the Hyatt Regency Boston for the year ended December 31, 2009.

(3)	Reflects the historical audited statement of operations of the Hilton Checkers Los Angeles for the year ended December 31, 2009.

(4)	Reflects the interest expense, including amortization of deferred financing costs, associated with the initial borrowing of $105 million under our revolving credit facility entered into on July 30, 2010.

(5)	Reflects the historical audited statement of operations of the Courtyard Anaheim at Disneyland Resort for the year ended December 31, 2009.

(6)	Reflects the historical audited statement of operations of the Boston Marriott Newton for the period from January 3, 2009 through December 31, 2009.

(7)	Reflects adjustment to depreciation expense based on our cost basis in the acquired hotel properties and its accounting policy for depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for building and seven years for furniture, fixtures and equipment.

(8)	Reflects adjustment to amortization of intangible asset expense based on our cost basis in the acquired long-term air rights contract associated with the Hyatt Regency Boston and our accounting policy for amortization. Intangible asset amortization is computed using the straight-line method over the term of the contract, which expires in 2079.

(9)	Reflects adjustment to record full year share-based compensation expense for our board of trustees and executives with management contracts.

(10)	Reflects adjustment to remove historical transaction costs incurred with the previous sale of the Boston Marriott Newton on July 16, 2009 and to record transaction costs incurred to acquire the hotel properties.

(11)	Reflects adjustment to record full year corporate general and administrative expenses, including employee payroll and benefits, board of trustees fees, investor relations costs, professional services fees, and other costs of being a public company.

(12)	Reflects removal of historical interest income associated with a note receivable not assumed in conjunction with the acquisition of the Hilton Checkers Los Angeles.

(13)	Reflects removal of historical interest expense associated with debt not assumed in conjunction with the acquisitions of the Hilton Checkers Los Angeles, Courtyard Anaheim at Disneyland Resort, and Boston Marriott Newton.

(14)	Reflects removal of historical gain on hotel acquisition associated with the previous sale of the Boston Marriott Newton on July 16, 2009.

(15)	Reflects removal of historical gain on derivatives associated with an interest rate swap contract not assumed in conjunction with the acquisition of the Courtyard Anaheim at Disneyland Resort.

(16)	Reflects adjustment to record pro forma income taxes related to our TRS as if all acquisitions had occurred on January 1, 2009.

(17)	Reflects number of common shares issued and outstanding as if our IPO and private placements had occurred on January 1, 2009.

Capitalization

The following table sets forth, as of June 30, 2010, our capitalization on a historical basis, our pro forma capitalization, adjusted to give effect to:

•	on July 30, 2010, borrowing of $105.0 million under our revolving credit facility to fund the acquisitions of the Courtyard Anaheim at Disneyland Resort and the Boston Marriott Newton; and

•	on July 30, 2010, acquiring the Courtyard Anaheim at Disneyland Resort for approximately $25.1 million and the Boston Marriott Newton for approximately $77.2 million; and

our pro forma capitalization, as further adjusted to give effect to the pro forma items described above and the use of the estimated net proceeds of approximately $101.9 million from the sale of 6,500,000 common shares in this offering at an assumed price of $16.50 per share, after deducting the full underwriting discount and estimated offering costs payable by us.

Capitalization

	Historical	Pro forma		Pro forma as adjusted
As of June 30, 2010	(Unaudited, in thousands)

Cash and cash equivalents	$11,160	$10,460	(1)	$10,460	(1)

Long-term debt:
Revolving credit facility	$—	$105,000	(2)	$3,061	(2)

Shareholders’ equity:
Preferred shares, $.01 par value; 100,000,000 shares authorized; no shares issued and outstanding, respectively	—	—		—
Common shares, $.01 par value; 400,000,000 shares authorized; 9,349,813 shares (actual), 9,349,813 (pro forma) and 15,849,813 shares (pro forma as adjusted) issued and outstanding	93	93		158	(3)
Additional paid-in capital	170,107	170,107		271,981	(4)
Retained earnings (deficit)	66	(210	)(5)	(210	)(5)

Total shareholders’ equity	$170,266	$169,990		$271,929

Total capitalization	$170,266	$274,990		$274,990

(1) Historical balance as of June 30, 2010	$11,160
Proceeds from borrowing under the revolving credit facility, net of deferred financing costs and required insurance
and tax escrows	101,843
Acquisition of the Courtyard Anaheim at Disneyland Resort	(25,071)
Acquisition of the Boston Marriott Newton	(77,196)
Hotel acquisition costs incurred subsequent to June 30, 2010	(276)

Pro forma balance as of June 30, 2010	$10,460
Estimated net proceeds from this offering after repayment of borrowing under the revolving credit facility	—

Pro forma as adjusted balance as of June 30, 2010	$10,460

(2) Historical balance as of June 30, 2010	$—
Proceeds from borrowing under the revolving credit facility	105,000

Pro forma balance as of June 30, 2010	105,000
Repayment of borrowing under the revolving credit facility from the estimated net proceeds from this offering	(101,939)

Pro forma as adjusted balance as of June 30, 2010	$3,061

(3) Historical and pro forma balance as of June 30, 2010	$93
Issuance of common shares related to this offering	65

Pro forma as adjusted balance as of June 30, 2010	$158

(4) Historical and pro forma balance as of June 30, 2010	$170,107
Issuance of common shares related to this offering	101,874

Pro forma as adjusted balance as of June 30, 2010	$271,981

(5) Historical balance as of June 30, 2010	$66
Hotel acquisition costs incurred subsequent to June 30, 2010	(276)

Pro forma and pro forma as adjusted balance as of June 30, 2010	$(210)

Distribution policy

In order to qualify as a REIT, we must annually distribute to our shareholders an amount at least equal to:

(i)	90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain); plus

(ii)	90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Internal Revenue Code; less

(iii)	any excess non-cash income (as determined under Sections 856 through 860 of the Internal Revenue Code).

See “Material U.S. federal income tax considerations.”

The amount, timing and frequency of future distributions will be determined by our board of trustees based upon a number of factors, including:

• actual results of operations;

• the timing of the investment of the proceeds of the offering;

• debt service requirements;

• capital expenditure requirements for our properties;

• our taxable income;

• the annual distribution requirement under the REIT provisions of the Internal Revenue Code;

• our operating expenses; and

•	other factors that our board of trustees may deem relevant.

The amount of cash available for distributions to our shareholders depends, in part, upon our receipt of distributions from our operating partnership, which may depend upon receipt of lease payments from our TRS, and, in turn, upon the management of our properties by the various managers our TRS has engaged to operate our hotels. In September 2010, we declared our initial quarterly dividend in the amount of $0.20 per common share, payable on October 15, 2010 to each shareholder of record on September 30, 2010. In addition to the factors outlined above, the per share amounts of future distributions will depend on the number of our common and preferred shares outstanding from time-to-time.

Distributions to our shareholders generally will be taxable to our shareholders as ordinary income. Because our investment strategy is to acquire hotel properties, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. Subject to maintaining our qualification as a REIT, we may retain any earnings that accumulate in our TRS.

Although we intend to continue to make regular distributions to our shareholders in cash from our earnings, we may, from time-to-time, make distributions to our shareholders in our common shares. We will not use the proceeds of this offering to make distributions to our shareholders, except to the extent necessary to meet the REIT qualification requirements or eliminate U.S. federal income tax liability. To the extent that, in respect of any calendar year, cash available for distribution is less than our net taxable income, we could be required to use proceeds from future equity or debt offerings, sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable share distribution or distribution of debt securities.

The terms of our revolving credit facility also may limit our ability to make distributions to our shareholders. Under the terms of the revolving credit facility, provided no event of default thereunder has occurred, we may only make distributions to our shareholders so long as the payments, together with any previous such cash payments in the same fiscal year, are not in excess of the greater of (i) 90% of our funds from operations during such fiscal year and (ii) the amount required (on an annualized basis) for us to maintain our status as a REIT.

U.S. lodging industry

Overview

Historically, the lodging industry in the United States has been cyclical in nature. Generally, lodging industry performance correlates with macroeconomic conditions in the United States. Fluctuations in lodging demand and, therefore, operating performance, are caused largely by general economic and local market conditions, which affect levels of business and leisure travel. Historically, recovery in demand for lodging has generally lagged improvement in the overall economy. In addition to general economic and local market conditions, new hotel room supply has the potential to further exacerbate the negative impact of an economic recession. Lodging supply growth is typically driven by overall lodging demand, as extended periods of strong demand growth tend to encourage new hotel development. However, the rate of supply growth is also influenced by a number of additional factors, including availability and cost of capital, construction costs and local market considerations.

Beginning in 2008, the U.S. lodging industry experienced a significant downturn due to a decline in consumer and business spending as a result of the weakness in the global economy, particularly the turmoil in the credit markets, erosion of consumer confidence and increasing unemployment. As a result, lodging demand from both leisure and business travelers decreased significantly in 2008 and 2009, with 2009 marking the greatest decline over the 22-year period that Smith Travel Research has tracked the lodging industry. This decreased demand for hotel rooms, together with modest increases in hotel room supply in 2008 and 2009 due to the completion of hotel properties under development before the global recession, resulted in declines in occupancy and reductions in room rates as hotels competed more aggressively for guests. These events have had a substantial negative impact on revenue per available room, or RevPAR, which is the product of average daily rate, or ADR, and occupancy, and is one of the key performance indicators used in the lodging industry. According to Smith Travel Research, RevPAR declined 16.7% in 2009, the largest decline recorded since they began tracking the U.S. lodging industry 22 years ago, and a significantly larger decline than the two most recent lodging industry downturns in 1991 and 2001/2002, which are considered two of the worst periods in modern U.S. lodging industry history.

However, through the first eight months of 2010, we have seen trends of improved fundamentals in the U.S. lodging industry. Demand for rooms has increased and, according to Smith Travel Research, U.S. hotel RevPAR grew in March 2010, after 19 consecutive months of declines as measured against prior-year periods. According to Smith Travel Research, in the second quarter of 2010, pricing power began to return in a few of the major leading markets, such as New York, New York, Boston, Massachusetts, and Washington, D.C., with gains in ADR for the first time since the economic recession started in 2008. These trends have resulted in RevPAR growth of 4.0% for the first eight months of 2010, as compared to the prior-year period. With supply of available rooms expected to rise at a significantly slower pace over the next several years than during 2006-2008 and demand for rooms to increase significantly to the extent the U.S. economy rebounds, we expect meaningful growth in RevPAR in 2011 and for several years thereafter.

Expected rebound in lodging demand

As shown in the graph below, growth in hotel room demand has historically been correlated to growth in U.S. GDP. During the 22-year period from 1988 to 2009, demand for hotel rooms grew at an average annual rate of 1.5%, as compared to the 2.6% average annual growth rate in GDP during the same period. This period of overall growth was interrupted by a weakening economy and disruptions in travel activities in 2001. Beginning in 2002, lodging demand and GDP began to show signs of recovery. From 2002 to 2007, demand for hotel rooms grew at an average annual rate of 1.6%, while GDP increased at an average annual rate of 2.6%. Although signs of weakness in demand again emerged in 2007, demand did not contract steeply until the fourth quarter of 2008 following a decline in GDP, at which point hotel demand fell to a level 5.6% below the prior year. This steep contraction in demand continued through 2009, with GDP decreasing 2.6% for the year, tracking the continued decline in the economy.

However, we believe economic conditions have begun to recover, as evidenced by growth in GDP in the first half of 2010. In its April 2010 World Economic Outlook Database, the International Monetary Fund is forecasting GDP growth of 3.1% and 2.6% in 2010 and 2011, respectively, and HVS expects that room demand will grow 7.5% and 3.0% over those years, respectively, as the U.S. economy improves. As shown in the graph below, we expect the strengthening economy to drive further growth in hotel demand for several years to come, as has historically been the case.

U.S. Lodging Industry—Annual Change in Room Demand and U.S. Real GDP

Source: Real GDP—1987A-2009A: Bureau of Economic Analysis, 2010E-2015E: IMF forecasts;

Room Demand—1988A-2009A: Smith Travel Research, 2010E-2015E: HVS

Supply constrained environment

As reflected in the graph below, during the 22-year period from 1988 through 2009, new hotel supply growth averaged 2.1% annually. While supply growth in 2008 and 2009 was modestly above historical averages, we believe that supply growth peaked in late 2008 to early 2009. Historically, periods of weak hotel industry performance have been followed by a decrease in the growth of new hotel supply as the availability of new development capital declines. Even as the economy and the hotel industry begin to improve and capital becomes more readily available, new development usually requires several years to complete and, therefore, supply growth typically lags behind demand growth. As shown in the graph below, according to Smith Travel Research, average annual growth in supply of hotel rooms for the five-year period from 1991 through 1995 and for the six-year period from 2002 through 2007 was significantly below the 22-year historical average of 2.1%.

We believe that in most of our target markets, current hotel level profitability is below levels that economically justify construction of new hotels, and that, until lodging industry fundamentals return to more attractive levels and financing terms become more favorable, proposed new hotel development generally is not economically justifiable. As a result, we expect hotel supply growth over the next few years to remain significantly below its historical annual average of 2.1%. Therefore, even moderate increases in hotel demand should translate into increases in hotel revenues and profitability.

U.S. Lodging Industry—Annual Change in Hotel Room Supply

Source: 1988A-2009A: Smith Travel Research, 2010E-2015E: HVS

Expected rebound in RevPAR

Periods of greater RevPAR growth generally occur when room demand exceeds new supply growth. Historically, the hotel industry has experienced above-average RevPAR growth in years following industry downturns. As reflected in the graph below, during the 22-year period from 1988 to 2009, industry annual RevPAR growth averaged 2.3%. Following the economic recessions in 1991 and 2001-2002, the lodging industry experienced nine consecutive years of positive RevPAR growth from 1992 through 2000 and five consecutive years of positive RevPAR growth from 2003 through 2007. During these two periods of sustained growth, average annual RevPAR growth was 4.5% and 6.1%, respectively, rates significantly higher than the 22-year average of 2.3%. In addition, the upper-upscale segment of the lodging industry, in which we target our investments, has performed in line with or exceeded industry averages during periods of positive RevPAR growth. During the nine-year period following the 1991 recession, the upper-upscale segment of the lodging industry experienced 5.8% RevPAR growth, as compared to the 4.5% overall industry average over the same period. Similarly, during the five-year period following the 2001-2002 lodging industry downturn, the upper-upscale segment experienced RevPAR growth of 5.7%, as compared to industry-wide growth of 6.1%.

Annual RevPAR declined in 2008 and declined significantly in 2009, but has grown 4.0% for the first eight months of 2010, as compared to the prior-year period, and according to HVS, is expected to increase by 4.3% for the full year in 2010. The U.S. lodging industry has shown resilience and strong long-term growth since 1988 and is influenced significantly by the cyclical relationship between the supply of, and demand for, hotels. As a result, we believe that minimal hotel room supply growth and improving macroeconomic conditions in the United States will create a favorable environment for a sustainable increase in RevPAR over the next several years. As business fundamentals continue to stabilize, lodging demand slowly increases and the United States and the rest of the world emerges from the recent economic crisis, we believe that RevPAR will increase significantly, particularly in the upper-upscale segment, as it did following the 1991 and 2001-2002 economic recessions.

U.S. Lodging Industry—Annual Change in RevPAR, Room Demand and Room Supply

Source: 1988A-2009A: Smith Travel Research, 2010E-2015E: HVS

Our business and properties

Overview

We are a self-advised hotel investment company that invests primarily in upper-upscale hotels in major business, airport and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locations in the United States. As of the date of this prospectus, we own four hotel properties with aggregate purchase prices of approximately $260.3 million: the 498-room Hyatt Regency Boston located in Boston, Massachusetts, the 188-room Hilton Checkers Los Angeles located in Los Angeles, California, the 153-room Courtyard Anaheim at Disneyland Resort located in Anaheim, California and the 430-room Boston Marriott Newton located in Newton, Massachusetts. We believe current industry dynamics will continue to present us with attractive opportunities to acquire high-quality hotel properties, at prices below replacement costs, with attractive yields on investment and significant upside potential.

Upon completion of this offering, we expect to have approximately $125 million in cash and borrowing capacity under our revolving credit facility available to acquire additional hotel properties. We may incur additional indebtedness in the future to supplement our investment capital and maintain flexibility to respond to industry conditions and opportunities. We intend to target an overall debt level of up to 45% of the aggregate purchase prices of all our portfolio properties.

Our senior executive officers have extensive experience in the lodging industry that we believe enhances our ability to identify and consummate attractive hotel acquisitions and enable us to improve our properties’ operating performance. This experience includes the acquisition, development, financing, repositioning, asset management and disposition of hotels, and the management and operation of Highland Hospitality Corporation, a lodging REIT that operated in the upper-upscale segment from its initial public offering in December 2003 until its sale in July 2007. In addition to their service with Highland, our senior executive officers have held senior management and executive positions at several other publicly traded lodging companies, including Crestline Capital Corporation, Marriott International, Inc., Host Hotels & Resorts, Inc. and Prime Hospitality Corporation. Through this experience, they have established a broad network of hotel industry contacts, including long-standing relationships with hotel owners, independent hotel managers, global hotel brands, hotel brokers, financiers and institutional investors that we believe provides us with attractive acquisition opportunities. In addition, we have entered into a sourcing relationship with Hyatt that may continue to provide us with additional attractive acquisition opportunities beyond our acquisition of the Hyatt Regency Boston.

We intend to elect and qualify to be treated as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2010.

Recent developments

•	Declared initial dividend. On September 9, 2010, we declared our initial quarterly dividend in the amount of $0.20 per share, payable on October 15, 2010.

•	Acquired four hotel properties. See the table below under “—Our hotel properties” for more information about these acquisitions.

•

Closed $115.0 million revolving credit facility.    On July 30, 2010, we closed a two-year, $115.0 million revolving credit facility with a lending syndicate. Our operating partnership is the borrower, and we and certain of our indirect subsidiaries serve as guarantors of borrowings under the revolving credit facility. Affiliates of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc. are lenders under our revolving credit facility. In addition, the affiliate of J.P. Morgan Securities LLC serves as syndication agent and the affiliate of Wells Fargo Securities, LLC is the administrative agent for the revolving credit facility. Amounts we borrow under the revolving credit facility (i) are secured by cross-collateralized, first mortgage liens on our existing hotel properties, and related equipment, fixtures, personal property and other assets; (ii) may, in the future, be secured by other hotels we acquire and include as collateral, if approved by our lenders; and (iii) are fully recourse to us. Borrowings under the revolving credit facility bear interest at the rate of LIBOR + 3.75%, subject to a LIBOR floor of 2.00%. On July 30, 2010, we borrowed $105.0 million under the revolving credit facility and used $102.3 million to fund the acquisitions of the Courtyard Anaheim at Disneyland Resort and the Boston Marriott Newton. For a more detailed description of the terms, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

•

Completed initial public offering and concurrent private placements.    On January 27, 2010, we completed our IPO and sold 7,500,000 common shares at a price of $20 per share, resulting in gross proceeds of $150 million and net proceeds (after deducting initial underwriting fees and offering costs) of approximately $146.7 million. Concurrently with the IPO, we sold in private placements (1) 452,431 common shares to Hyatt and 904,862 common shares to BAMCO, Inc. on behalf of certain of its investment advisory clients, or Baron, in each case at a price of $18.80 per share and (2) 150,000 common shares to our non-executive chairman and certain executive officers at $20.00 per share. Private placements generated net proceeds of approximately $28.5 million. On February 24, 2010, we sold an additional 85,854 common shares as a result of the partial exercise of the underwriters’ overallotment option, resulting in additional net proceeds of approximately $1.7 million. On May 21, 2010, we paid $7.6 million to the underwriters of our IPO, representing all of the underwriting fees that were deferred in connection with our IPO. The total net proceeds (after deducting initial and deferred underwriting fees and offering costs) generated from the IPO, private placements, and the partial exercise of the underwriters’ overallotment were approximately $169.4 million.

Our team

The founding members of our management team are James L. Francis, our president and chief executive officer, and Douglas W. Vicari, our executive vice president, chief financial officer and treasurer. These senior executive officers have extensive management expertise and lodging industry experience with both public and private hospitality companies. During their careers, these senior executive officers have held senior management and executive positions as well as various finance, development, strategic and brand roles at major publicly traded lodging companies. In these roles, they have participated in numerous lodging-related transactions and assumed significant management responsibilities. This experience includes:

•	hotel investments, including single property and portfolio acquisitions;

•

hotel and company level financings, such as single property and portfolio debt financings, including loans included in securitized transactions, public debt offerings, public and private equity offerings and corporate credit facilities;

•	hotel dispositions, including single property, portfolio and company dispositions; and

•	asset management, including extensive renovation and repositioning programs, as well as re-branding or changing hotel management of select properties.

In addition to Messrs. Francis and Vicari, our management team includes D. Rick Adams, our senior vice president and chief investment officer, and Graham J. Wootten, our senior vice president, chief accounting officer and secretary. Messrs. Adams and Wootten have multiple years of experience in the hospitality industry, and each of them worked with Messrs. Francis and Vicari at Highland. We expect to expand our team to between 12-15 employees, with the exact number to be determined based on the size and growth of our portfolio of properties.

Relationship with Hyatt

We have entered into a sourcing relationship with Hyatt. Hyatt is a global hospitality company with widely recognized, industry leading brands. Hyatt manages, franchises, owns and develops Hyatt-branded hotels, resorts and residential and vacation ownership properties around the world. As of June 30, 2010, Hyatt’s worldwide portfolio consisted of 445 Hyatt-branded properties (126,047 rooms and units). Hyatt operates full service hotels under five world-recognized brands, Park Hyatt®, Andaz®, Grand Hyatt®, Hyatt Regency® and Hyatt®. Additionally, Hyatt operates two select-service brands, Hyatt Place® and Hyatt Summerfield Suites® (an extended stay brand).

Our strong relationship with Hyatt enabled us to work efficiently in acquiring the Hyatt Regency Boston from Hyatt in March 2010, and we believe that our sourcing relationship with Hyatt enhances our ability to execute our business strategy by potentially providing us with an additional source of attractive acquisition opportunities. Pursuant to our sourcing agreement, we are required, until the third anniversary of our IPO, to provide Hyatt with an exclusive right of first offer to manage or franchise each hotel we acquire, to the extent those properties are not operated under other brands and we determine that a brand relationship is desirable. Additionally, Hyatt may, in its sole discretion, identify and refer acquisition opportunities to us. We believe that our relationship with Hyatt benefits our shareholders as a result of Hyatt’s strong brands and excellent hotel management services. We are continuing to explore with Hyatt how to further our sourcing relationship in order to maximize the value of the relationship to both parties.

As of September 1, 2010, Hyatt owned approximately 4.8% of our outstanding common shares. We believe that Hyatt’s equity stake in our company further aligns their interests with our interests, and may provide added incentive to Hyatt to help us to execute our business strategy.

Competitive strengths

We believe the following competitive strengths distinguish us from other owners, acquirors and investors in hotel properties:

Experienced management team:    A veteran management team with a proven track record and substantial lodging industry experience enables us to effectively implement our business strategy by evaluating investment opportunities and deploying capital in hotels that provide attractive long-term returns. Our senior executive officers have previously worked together for a number of years and have extensive experience, having served as executives in several publicly traded lodging companies, including Highland, Marriott International, Inc., Host Hotels & Resorts, Inc., Crestline Capital Corporation and Prime Hospitality Corporation.

High-quality initial hotel portfolio:    Our portfolio is comprised of four hotel properties that we believe will generate attractive risk-adjusted returns for our investors as a result of the desirable locations of these properties, their brand affiliations with Hyatt, Marriott and Hilton, all of which are among the top global hotel franchisors, and the high-quality condition of the properties following significant capital investments made by their prior owners. For the six months ended June 30, 2010, each of our properties has experienced significant improvements in RevPAR and total hotel revenues as compared to the comparable period in 2009. Due to the fact that our properties are located in markets in which we believe there will be limited growth in lodging supply over the next several years, we expect these improvements to strengthen further as the recovery in the lodging industry accelerates.

Extensive industry relationships:    Our senior management team has established and maintained a broad network of hotel industry contacts, including long-standing relationships with hotel owners, independent hotel managers, global hotel brands, hotel brokers, financiers, institutional investors and other key industry participants. These broad industry relationships have proven valuable in the acquisitions we have completed to date, and we believe that they will continue to provide us with a strong source of additional hotel property investment opportunities.

Growth oriented capital structure with no legacy issues:    We believe that many institutional buyers of hotel assets will be constrained in their ability to make acquisitions over the next several years as they address the adverse effects of both a highly leveraged capital structure and declining operating performance on their existing portfolio. Unlike many of these potential buyers, we have no distressed assets limiting our management’s focus or ability to acquire assets. Following this offering, we expect to have approximately $125 million of cash and borrowing capacity under our revolving credit facility available to execute our acquisition strategy.

Proven acquisition and disposition capabilities:    Throughout their careers, our senior executive officers have pursued investment strategies that include acquiring, developing, financing, repositioning and selling hotel properties. While our chief executive officer and chief financial officer worked together at Highland from its IPO in 2003 until its sale in 2007, Highland invested in 30 hotel properties with over 9,000 rooms. These skills have been displayed in the deployment of the net proceeds from our IPO and concurrent private placements and initial borrowings under our revolving credit facility to acquire our four initial properties.

Strategic relationship with Hyatt:    We have entered into a sourcing relationship with Hyatt, a global hospitality company with widely recognized, industry leading brands. We believe this relationship, as well as Hyatt’s strong brands and excellent hotel management services, enhances our ability to execute our business strategy and potentially provides us with an additional source of attractive acquisition opportunities.

Market opportunity

We believe current industry dynamics will continue to present us with attractive opportunities to acquire high-quality hotel properties, at prices below replacement costs, with attractive yields on investment and significant upside potential. From 2003 through 2008, pricing of hotel properties in the United States appreciated well in excess of the properties’ underlying financial performance, primarily driven by record levels of debt financing. These market conditions drove significant growth in both hotel property-level transactions and privatizations of publicly traded hotel companies. According to HVS, from 2003 through 2008 there were approximately $63 billion of hotel property-level transactions, an amount roughly equal to the aggregate property level transaction volume over the 13 years prior to 2003. In addition, according to data provided by SNL Financial LC, from 2003 through 2007 there were approximately $54 billion of privatizations of publicly traded hotel companies. This significant transactional activity was supported by readily available debt financing at historically high loan-to-value ratios, provided mainly by traditional real estate lenders, such as national and regional banks and insurance companies and also through the issuance of CMBS.

From 2008 through early 2010, a significant correction in the price of hotel properties occurred, primarily as a result of the impact of the economic downturn on the lodging industry. In addition, due to the widely publicized credit crisis, the CMBS market was virtually closed, and many traditional lenders have seen their balance sheets impaired, resulting in a severe contraction in available debt financing for hotel properties.

We believe the combined effects of the severe decline in hotel operating performance, the limited availability of debt financing from traditional real estate lenders and the decline in hotel property valuations will yield a high level of foreclosures, restructurings and distressed hotel asset sales. The number of hotel defaults, foreclosures and properties in distress already has hit record levels. Based on sources we consider reliable, we believe that, as of July 2010, hotel loans representing approximately $34.0 billion of outstanding balances were in distress, as compared to approximately $739 million in January 2008. We believe this distress will be further exacerbated as hotel owners face debt maturities at a time when industry performance, while improving, remains substantially below peak levels and property values have declined (in some cases even below current debt balances), while replacement financing is limited.

We expect this widespread financial distress to result in a significant supply of hotel investment opportunities from a range of sellers, including national and regional banks, insurance companies, private equity funds, real estate mezzanine debt investors, hotel owners and CMBS special servicers. In addition to financial distress as a result of declining performance and debt requirements, we believe this increased supply of opportunities will also be driven by certain owners potentially facing the inability to meet franchisor-required capital expenditures. According to HVS, hotel transactions in the first half of 2010 more than doubled from 29 to 73 sales, as compared to the prior-year period, indicating growth in transaction activity and volumes, which we anticipate will continue for the next several years. We believe that we will be able to capitalize on these opportunities to acquire high-quality hotel properties at deep discounts to replacement cost, with substantial appreciation potential to the extent the U.S. economy recovers.

Our strategy

We believe the following investment criteria and strategy promote the growth of our company and our ability to deliver strong total returns to our shareholders:

External growth.    We focus our investments primarily in upper-upscale hotels in major business, airport and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locations in the United States. We believe these types of hotels currently offer the opportunity for stronger returns than hotels in other segments of the industry due to an expected increase in lodging demand, particularly among business travelers, given the forecasted resumption in growth of the U.S. economy starting in 2011.

We pursue investment opportunities primarily in upper-upscale hotel properties operating under national franchise brands, with which our executive officers have existing relationships, such as Hyatt®, Hyatt Regency®, Hilton®, Marriott®, Renaissance®, Sheraton® and Westin®. In some instances, we may also invest in premium select-service brands, such as Hyatt Place®, Courtyard by Marriott® and Hilton Garden Inn® or boutique hotels (unbranded) located in urban settings or unique locations. We focus on acquisitions that will strengthen the overall quality of our portfolio and further diversify the portfolio by market, customer type and brand.

We seek to acquire primarily hotel properties that meet the following investment criteria:

•	Strong location: hotel properties located in high barrier to entry markets in the top 25 MSAs, in close proximity to major market demand generators;

•	Market leaders: hotel properties that are proven leaders in market share, setting the rates in the market and providing superior meeting space, services or amenities; and

•	Good condition: hotel properties that are well-maintained, as determined based on our review of third party property condition reports and other data obtained during our due diligence process.

We believe each of the hotels in our portfolio satisfy these investment criteria. The Hyatt Regency Boston is a well-maintained, high-quality asset that we believe will continue to benefit from Hyatt’s brand strength and management expertise. The Hilton Checkers Los Angeles is located in downtown Los Angeles, which we believe will continue to benefit the hotel due to the heavy business and leisure traffic in Los Angeles. The Courtyard Anaheim at Disneyland Resort benefits from a strong brand affiliation and its proximity to the major business and leisure demand drivers in the market. The Boston Marriott Newton sits on 11.5 acres of scenic riverfront land along the Charles River, is well-positioned within the Route 128 high-technology corridor, convenient to downtown Boston and Logan International Airport and recently underwent an extensive renovation of its guestrooms, public spaces and meeting rooms, including the addition of a junior ballroom.

Additionally, we pursue opportunities for:

•

Re-branding:    we evaluate opportunities to re-brand certain hotels by determining which brands are available in the market, seeking to quantify the potential improvement in revenue generation and profitability and undertaking a cost/benefit analysis of investing capital to bring the property into compliance with the standards of the selected brand. We analyze these opportunities by reviewing the revenue data of the local competitive set of hotels that are branded most similar to the proposed new brand for the property, which data we obtain from a third party, Smith Travel Research. Based on this data, we project the expected revenue for the property with the new brand and use hotel industry standards for profit margins to calculate potential profits. These additional profits are then compared to the expected capital costs for the brand conversion to calculate a return on investment, which we use to determine whether it is in our shareholders’ interests to undertake the re-branding project. Under our sourcing agreement with Hyatt, we must offer Hyatt the right to manage or franchise each hotel we acquire and plan to re-brand.

•

Renovation:    we consider properties that are in prime locations and are structurally sound, but have been neglected and can be purchased at attractive prices and renovated and reintroduced into the market at a cost significantly lower than what would have been spent to acquire a stabilized property or to develop a new hotel of similar quality. To assess whether to renovate a hotel property, we compare the quality and conditions of the physical property and facilities of a target property to a local competitive set of hotels and then estimate renovation costs to upgrade the property to a competitive quality standard based on its local market. If the purchase price and projected renovation costs are lower than the projected cost to acquire a comparable property of similar quality or the costs to develop a new property, it could be an attractive acquisition and renovation opportunity.

•

New hotel property management:    we investigate hotel management at underperforming properties to assess whether we can realize strong returns on our investment by acquiring the properties at an attractive price and replace the property’s manager with more highly qualified hotel managers. As part of our diligence efforts, we assess this potential through a review of the operating performance of the property and comparison with its local competitive set and industry standards. It could be indicative of poor management if based on this review the property underperforms or it is our belief that it could perform better.

Internal growth.    We aggressively asset manage our hotel properties by employing value-added strategies (such as re-branding, renovation or changing hotel management) designed to improve the operating performance and value of our hotels. We do not operate our hotel properties, but engage reputable independent or brand management companies to operate our hotels. We structure our hotel management agreements to allow us to closely monitor the performance of our hotels and to ensure, among other things, that our third-party managers: (1) implement an approved business and marketing plan; (2) implement a disciplined capital expenditure program; and (3) establish and prudently spend appropriate furniture, fixtures and equipment reserves.

Financing policy and strategy.    We expect to continue to borrow funds to supplement our investment capital and enhance our ability to acquire additional hotel properties, and target an overall debt level of up to 45% of the aggregate purchase prices of our hotel properties. On July 30, 2010, we closed a two-year, $115.0 million revolving credit facility with a lending syndicate. Our operating partnership is the borrower under the revolving credit facility, and we and certain of our indirect subsidiaries serve as guarantors. Affiliates of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc. are lenders under our revolving credit facility. In addition, the affiliate of J.P. Morgan Securities LLC serves as syndication agent and the affiliate of Wells Fargo Securities, LLC is the administrative agent for the revolving credit facility. Amounts we borrow under the revolving credit facility (1) are secured by cross-collateralized, first mortgage liens on our existing hotel properties, and related equipment, fixtures, personal property and other assets; (2) may, in the future, be secured by other hotels we may acquire and include as collateral, if approved by our lenders; and (3) are fully recourse to us. Borrowings under the revolving credit facility bear interest at the rate of LIBOR + 3.75%, subject to a LIBOR floor of 2.00%. On July 30, 2010, we made an initial borrowing of $105.0 million under the revolving credit facility and used $102.3 million to fund the acquisitions of the Courtyard Anaheim at Disneyland Resort and the Boston Marriott Newton. For a more detailed description of the terms of the revolving credit facility, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Beyond our revolving credit facility, we intend to supplement our investment capital through the use of other financing methods as appropriate, including but not limited to property mortgages, letters of credit and other arrangements, any of which may be unsecured or may be secured by mortgages or other interests in our assets. In addition, we may issue publicly or privately placed debt instruments. When possible and desirable, we will seek to replace short-term sources of capital with long-term financing.

Our indebtedness may be recourse or non-recourse and may be cross-collateralized. In addition, we may invest in properties subject to existing loans secured by mortgages or similar liens on our properties, or may refinance properties acquired on a leveraged basis. We may use the proceeds from any borrowings to acquire properties, refinance existing indebtedness, finance investments, or for general corporate purposes.

We consider a number of factors when evaluating our level of indebtedness and making financial decisions, including, among others, the following:

•	the interest rate of the proposed financing;

•	the extent to which the financing impacts our ability to asset manage our properties;

•	prepayment penalties and restrictions on refinancing;

•	our long-term objectives with regard to the financing;

•	our target investment returns;

•	the ability of particular properties, and our company as a whole, to generate cash flow sufficient to cover expected debt service payments;

•	our overall level of indebtedness;

•	timing of debt maturities;

•	provisions that require recourse and cross-collateralization;

•	corporate credit ratios including but not limited to debt service coverage, debt to total market capitalization and debt to undepreciated assets; and

•	overall ratio of fixed and variable rate debt.

Dividend and distribution policy.    In September 2010, we declared our initial quarterly dividend in the amount of $0.20 per common share, payable on October 15, 2010 to each shareholder of record on September 30, 2010. We intend to continue to make regular quarterly distributions to holders of our common shares out of our earnings, in amounts necessary to maintain our REIT qualification, eliminate our taxable income and avoid the 4% excise tax on undistributed net income. In order to qualify as a REIT, we must distribute to our shareholders an amount at least equal to:

(i)	90% of our REIT taxable income (determined before deduction for dividends paid and excluding any net capital gains); plus

(ii)	90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Internal Revenue Code; less

(iii)	any excess non-cash income (as determined under Sections 856 through 860 of the Internal Revenue Code).

The amount, timing and frequency of distributions will be determined by our board of trustees based on a number of factors, including:

•	actual results of operations;

•	the timing of the investment of the proceeds of the offering;

•	debt service requirements;

•	capital expenditures requirements for our properties;

•	our taxable income;

•	the annual distribution requirement under the REIT provisions of the Internal Revenue Code;

•	our operating expenses; and

•	other factors that our board of trustees may deem relevant.

The amount of cash available for distributions to our shareholders depends, in part, upon our receipt of distributions from our operating partnership which in turn may depend upon receipt of lease payments from our TRS and its subsidiaries, and upon the management of our properties by the various managers that our TRS and its subsidiaries have contracted with to operate our properties. In addition to the factors outlined above, the per share amounts of future distributions will depend on the number of our common and preferred shares outstanding from time-to-time. The terms of our revolving credit facility also limit our ability to make distributions to our shareholders. Under the terms of the revolving credit facility, provided no event of default thereunder has occurred, we may only make distributions to our shareholders so long as the payments, together with the previous such cash payments in the same fiscal year, are not in excess of the greater of (i) 90% of our funds from operations during such fiscal year and (ii) the amount required (on an annualized basis) for us to maintain our status as a REIT. Distributions to our shareholders will generally be taxable to our shareholders as ordinary income. Because our investment strategy is to acquire hotel properties, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, we may retain any earnings that accumulate in our TRS. For more information on distributions, see “Distribution policy.”

Our hotel properties

We have acquired four hotel properties with aggregate purchase prices of approximately $260.3 million. The following table provides select operating information about our four hotels. The information for the periods presented generally precedes the dates of our acquisitions, except that the information for the six months ended June 30, 2010 reflects our acquisition of the Hyatt Regency Boston effective March 1, 2010 and our acquisition of the Hilton Checkers Los Angeles on June 1, 2010.

Property	Location	Date of Acquisition	Year Opened or Most Recent Reno- vation	Number of Rooms	Purchase Price ($ in millions)	For the Year Ended December 31, 2009			For the Six Months Ended June 30, 2010
						Occup- ancy(1)	ADR(2)	Rev PAR(3)	Occu- pancy	ADR	Rev PAR

Hyatt Regency Boston	Boston, MA	March 18, 2010	2010	498	$112.0	82.2%	$161.41	$132.70	83.5%	$161.92	$135.19

Hilton Checkers Los Angeles	Los Angeles, CA	June 1, 2010	2009	188	$46.0	77.2%	$179.79	$138.73	81.9%	$177.73	$145.61

Courtyard Anaheim at Disneyland Resort	Anaheim, CA	July 30, 2010	2006	153	$25.0	76.0%	$108.95	$82.80	77.3%	$115.13	$88.96

Boston Marriott Newton	Newton, MA	July 30, 2010	2010	430	$77.3	62.7%	$135.31	$84.88	66.1%	$134.14	$88.60

(1)	Occupancy is average daily occupancy.

(2)	ADR is average daily rate.

(3)	RevPAR is room revenue per available room.

Hyatt Regency Boston.    In March 2010, we acquired the 498-room Hyatt Regency Boston in Boston, Massachusetts for a purchase price of $112.0 million, or approximately $225,000 per key. As part of the acquisition, we acquired an air rights contract which expires on September 11, 2079 and that requires no payments through maturity. Unless amended, modified or terminated by agreement with the city of Boston, upon expiry of the contract, we will be required to return the property to the city. The hotel is a 21-story, full-service, upper-upscale property with contemporary guestrooms and suites, as well as high-quality meeting and function spaces. It was built in 1985 and most recently renovated in 2010. Due to the recent renovations, we do not expect the property to require significant capital improvements or refurbishments over the next two years, although we intend to invest approximately $5 million to upgrade the presidential suite, create an additional junior suite and three additional guestrooms, and to complete certain upgrades to the lobby and public restrooms. We do not anticipate that any of these further upgrades will cause any disruptions to the operations or cash flows of the property.

Demand for the hotel is generated primarily by corporate transient, leisure and convention business relating to its location within Boston’s Financial District and proximity to Boston’s leading attractions and venues, including Boston Common, Faneuil Hall, the Theater District, Chinatown, the Freedom Trail, the Boston Convention and Exhibit Center and the Hynes Center. Primary competitor hotels include the Marriott Boston Long Wharf, Omni Parker House, Langham Hotel Boston, Intercontinental Boston and the Hilton Boston Financial District.

The hotel contains 17 conference and meeting rooms, including a 5,000 square foot grand ballroom, for a total of approximately 20,000 square feet of functional space. The hotel amenities also include an open-air restaurant, a full-service lounge, an indoor pool, a 24-hour fitness center, a business center and a gift shop.

The following table provides operating information about this property for the periods presented:

	For the Year Ended December 31,		For the Six Months Ended June 30,
Hyatt Regency Boston	2008	2009	2009	2010

Hotel Revenue (in thousands)	$39,771	$33,357	$15,416	$16,415
ADR	$200.29	$161.41	$154.78	$161.92
Occupancy	79.6%	82.2%	79.8%	83.5%
RevPAR	$159.47	$132.70	$123.56	$135.19

Hilton Checkers Los Angeles.    In June 2010, we acquired the 188-room Hilton Checkers Los Angeles in Los Angeles, California for a purchase price of $46.0 million, or approximately $245,000 per key. The 16-story hotel is a Four-Diamond, full-service, upper-upscale property recognized as the only deluxe, European-styled boutique property in the heart of the business and financial district of Los Angeles. It was built in 1927 and completed its most recent renovation in the first quarter of 2010. Due to the recent renovations, we do not expect the property to require significant capital improvements or refurbishments over the next two years.

Demand for the hotel is generated primarily by corporate transient business due to its location within the business and financial district and leisure business due to its proximity to attractions such as the L.A. Live complex, Walt Disney Concert Hall, Ahmanson Theater, Museum of Contemporary Art and Our Lady of the Angels Cathedral. Primary competitor hotels include the Marriott Downtown Los Angeles, the Sheraton Downtown Los Angeles, the Omni Hotel Los Angeles and the Downtown Los Angeles Standard.

The hotel contains a full service restaurant and lounge, approximately 4,000 square feet of meeting space, including a rooftop terrace, an outdoor pool and Jacuzzi, and a business center.

The following table provides operating information about this property for the periods presented:

	For the Year Ended December 31,		For the Six Months Ended June 30,
Hilton Checkers Los Angeles	2008	2009	2009	2010

Hotel Revenue (in thousands)	$14,888	$12,229	$6,149	$6,455
ADR	$205.63	$179.79	$189.56	$177.73
Occupancy	82.3%	77.2%	75.3%	81.9%
RevPAR	$169.15	$138.73	$142.65	$145.61

Courtyard Anaheim at Disneyland Resort.    In July 2010, we acquired the 153-room Courtyard Anaheim at Disneyland Resort in Anaheim California for a purchase price of $25.0 million, or approximately $163,000 per key. The hotel is a select-service, upscale property with contemporary public spaces and guestrooms that include a market-friendly mix of children’s suites with a private children’s area and bunk beds, as well as conventional king and double-bedded queen rooms. It was built in 2006 and thus has required no significant renovations to-date, although we intend to invest approximately $800,000 over the next two years to complete the remodel of the lobby to the Marriott brand’s new standard.

Demand for the hotel is generated primarily by leisure and convention business due to its walking distance to the Disneyland Resort and the Anaheim Convention Center. Primary competitor hotels include the Holiday Inn Express, Hilton Garden Inn, Portofino Inn & Suites, Marriott Suites, Residence Inn and Doubletree Suites.

The hotel amenities include a full-service restaurant with display kitchen, full-service lounge, open air business center, gift shop, health club, guest laundry facility, modest meeting space, a game room, outdoor heated pool, hot tub and children’s pool.

The following table provides operating information about this property for the periods presented:

	For the Year Ended December 31,		For the Six Months Ended June 30,
Courtyard Anaheim at Disneyland Resort	2008	2009	2009	2010

Hotel Revenue (in thousands)	$6,616	$5,427	$2,782	$2,852
ADR	$125.84	$108.95	$114.84	$115.13
Occupancy	80.6%	76.0%	74.6%	77.3%
RevPAR	$101.40	$82.80	$85.70	$88.96

Boston Marriott Newton.    In July 2010, we acquired the 430-room Boston Marriott Newton in Newton, Massachusetts for a purchase price of approximately $77.3 million, or approximately $180,000 per key. The hotel is a seven-story, full-service, upper upscale, suburban property situated on scenic riverfront land along the Charles River. It was built in 1969 and most recently renovated in 2010. Due to the recent renovations, we do not expect the property to require significant capital improvements or refurbishments over the next two years.

Demand for the hotel is generated primarily by corporate and business transient guests as a result of its proximate location on the Route 128 high-technology corridor, group business resulting from the hotel having the largest meeting room capacity within the market and leisure travel to the greater Boston area. Primary competitor hotels include the Westin Waltham, the Doubletree Waltham, the Sheraton Needham, the Crowne Plaza Boston Newton and the Hotel Indigo Boston Newton.

The hotel contains 26 flexible meeting rooms and two ballrooms for a total of approximately 20,000 square feet of meeting space. Hotel amenities also include the Riverbend Lounge and Restaurant which overlooks the Charles River, a Starbucks® coffee shop, business center, Hertz® rental office, an indoor pool, a fitness center, and a gift shop.

The following table provides operating information about this property for the periods presented:

	For the Year Ended December 31,		For the Six Months Ended June 30,
Boston Marriott Newton	2008	2009	2009	2010

Hotel Revenue (in thousands)	$28,949	$25,614	$13,427	$12,503
ADR	$158.81	$135.31	$140.20	$134.14
Occupancy	65.3%	62.7%	58.9%	66.1%
RevPAR	$103.70	$84.88	$82.63	$88.60

Our hotel operating agreements

The following are general descriptions of our management agreements, franchise agreements and lease agreements:

Management agreements

We have entered into management agreements with third parties to manage our hotels. Our hotel managers generally have sole responsibility and authority for the hotel’s day-to-day operations and provide all managerial and other hotel employees, oversee operations and maintenance, prepare reports, budgets and projections and provide other administrative and accounting support services.

Our current management agreements generally provide for base management fees ranging from 2.0% to 4.0% of gross hotel revenues and incentive compensation if hotel operating income, as defined in the management agreements, exceeds certain performance thresholds. The incentive management fee is generally calculated as a percentage of hotel operating income after we have received a priority return on our investment in the hotel. The terms of our management agreements generally range from five to 20 years initially, with certain extension and renewal periods. In addition, we may, in certain circumstances, terminate each of the management agreements before the expiry of the initial term if the particular hotel fails to meet specified performance objectives, generally targeted levels of RevPAR and gross operating profit, for specified periods. In addition, certain management agreements impose conditions with respect to (i) mortgage loan financing and (ii) conveyances of the hotel or any interest therein to third parties.

Franchise agreements

We have entered into franchise agreements for certain of our hotel properties. We have a franchise agreement with Hilton Worldwide to operate the Hilton Checkers Los Angeles under the Hilton flag and franchise agreements with Marriott to operate the Courtyard Anaheim at

Disneyland Resort under the Courtyard by Marriott flag and to operate the Boston Marriott Newton under the Marriott flag. We do not have a separate franchise agreement with Hyatt. Our management agreement with Hyatt for the Hyatt Regency Boston allows the hotel property to operate under the Hyatt Regency brand.

Under the franchise agreements, we generally pay royalty fees ranging from 4% to 6% of room revenues and 1% to 3% of food and beverage revenues, plus additional fees for marketing, central reservation systems, and other franchisor costs that amount to between 1% and 5% of room revenues. The franchise agreements specify certain management, operational, recordkeeping, accounting, reporting and marketing standards and procedures with which we must comply. The agreements also obligate us to comply with the franchisor’s standards and requirements with respect to training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest room services that may be provided by us, display of signs, and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas. In addition, certain franchise agreements impose conditions with respect to (i) mortgage loan financing and (ii) conveyances of the hotel or any direct or indirect interest therein to third parties.

Lease agreements

Our lease agreements are inter-company agreements between our property-owning subsidiaries and our TRS lessees. These agreements generally contain customary terms for third-party lease agreements, including customary terms regarding lease payments and other expenses.

Acquisition and asset management process

We implement a disciplined acquisition and asset management process that involves significant attention from our senior executives at each step along the way.

Step 1: Origination and screening

We identify investment opportunities through the extensive network of relationships that our senior executives have established in the lodging and hospitality industries, including contacts with independent hotel managers, global hotel brands, hotel brokers, financiers, institutional investors and other key industry participants. In addition, we may learn of additional opportunities through our sourcing agreement with Hyatt.

Following our initial contacts with potential sellers or their agents, we screen the potential acquisition target by preparing a desktop pro forma and return analysis. In this step, we compare the value of the targeted asset to our estimate of replacement cost. In addition, we prepare summary projections and also project the internal rates of return we might be able to realize on the asset over five and 10 year investment hold periods on a leveraged and unleveraged basis. Only if the targeted asset meets our then-current investment parameters, which are established by our senior executive officers and periodically reviewed by our board of trustees, do we proceed to Step 2 of our acquisition process.

Step 2: Initial due diligence and investment analysis

Once we identify a prospective investment, we employ detailed financial modeling and analysis to assess the projected RevPAR and cash flow generation capabilities of the property as well as evaluate any debt service coverage characteristics if the property will be encumbered by existing debt. We focus our analysis on current and projected cash flows and potential risks to cash flow, such as those associated with occupancy and ADR concerns. We also perform extensive market and property-level due diligence. The market research incorporates analysis of market demographics, key fundamentals, such as expected employment growth and population growth, comparable transactions and the competitive landscape. Our property-level analysis focuses on detailed revenue and expense projections as well as the projected capital needs of the hotel, including any related property improvement plan required by the existing or contemplated brand under which the hotel will operate following the acquisition. In cases where this analysis identifies the need to make significant capital investments in the property, we engage third parties to conduct an engineering review and perform other work necessary to prepare a detailed assessment of the costs to renovate and operate the hotel.

In structuring prospective investments, we evaluate the impact of the transaction on our broader capital structure. We also set out a clear path to establish the optimal management, franchising and branding relationships at the outset of our ownership of a particular property.

Step 3: Board approval

Upon completion of our preliminary due diligence and a favorable decision by our senior executive officers to proceed with an investment, we present the investment opportunity to our board of trustees. We do not acquire any hotel properties or make any investments without board approval. In discussing proposed transactions with our board, our senior executives present the board with an analysis of each target property that provides an in-depth overview of the targeted asset, due diligence conducted, key financial metrics and analyses related to the property and the market in which it is located, as well as investment considerations and potential risk mitigants. Only after we receive board approval do we put money at risk in the form of a non-refundable deposit on a particular hotel property.

Step 4: Confirmatory due diligence / Closing process

As part of the closing process, we work with outside legal counsel to complete legal due diligence (including title and insurance review) and document each investment. As is typical for hotel acquisitions, we engage third-party advisors and/or consultants to conduct an environmental review of the collateral and provide a Property Condition Report and Phase 1 Environmental Assessment. We do not proceed with any acquisition opportunity unless the results of these reviews are satisfactory to us.

Step 5: Asset management

After acquiring hotels, we aggressively asset manage them through value-added strategies, such as re-branding, renovating or changing hotel management as we determine necessary to increase the operating results and value of our hotel property investments. We generally reassess the status of each hotel in our portfolio not less than quarterly to ensure that our current operating strategy maximizes our returns on investment from the asset.

For the income from our hotel operations to constitute “rents from real property” for purposes of the gross income test required for REIT qualification, we are required to lease each of our hotels to our TRS, which is wholly owned by our operating partnership. Our TRS pays rent to us that can qualify as “rents from real property,” provided that the TRS engages an “eligible independent contractor” to manage our hotels. Accordingly, in connection with each acquisition, our TRS engages a qualified hotel management company to manage each hotel. We structure our hotel management agreements to allow us to closely monitor the performance of our hotels and to ensure, among other things, that our managers: (1) implement an approved business and marketing plan, (2) implement a disciplined capital expenditure program and (3) establish and prudently spend appropriate furniture, fixtures and equipment reserves.

Hotel industry segments

Smith Travel Research, Inc. classifies the hotel industry into the following chain scales, as determined by each brand’s average system-wide daily rates: luxury, upper-upscale, upscale, midscale with food and beverage, midscale without food and beverage, and economy. The following chart presents an overview of some of the representative brands in each of the segments of the lodging sector:

Luxury	Upper- upscale	Upscale	Midscale with F&B	Midscale w/o F&B	Economy

Four Seasons®	Andaz®	Courtyard by Marriott®	Best Western®	Candlewood Suites®	Days Inn®

Inter-Continental®	Doubletree®	Crowne Plaza®	Holiday Inn®	Comfort Inn®	Econo Lodge®

Ritz Carlton®	Embassy Suites®	Hilton Garden Inn®	Howard Johnson®	Country Inn & Suites®	Extended Stay America®

St. Regis®	Grand Hyatt®	Hyatt Place®	Quality Inn®	Fairfield Inn®	Motel 6®

W Hotels®	Hilton®	Radisson®	Ramada®	Hampton Inn®	Red Roof Inn®

Waldorf-Astoria®	Hyatt®	Residence Inn®	Wyndham Garden®	Holiday Inn Express®	Super 8®

Park Hyatt®	Hyatt Regency®	Wyndham Hotels®		TownePlace Suites®	Travelodge®

Marriott®

Sheraton®

Westin®

“Full-service” hotels are generally with a restaurant, lounge facilities and meeting space as well as minimum service levels often including bell service and room service. “Select-service” hotels have limited food and beverage outlets and do not offer comprehensive business or banquet facilities, but rather are suited to serve smaller business meetings. “Extended-stay” hotels are hotels generally designed to accommodate guests staying for extended periods of time and typically provide rooms with fully equipped kitchens, entertainment systems, office spaces with computer and telephone lines, access to fitness centers and other amenities.

Top 25 metropolitan statistical areas

MSAs are defined by the U.S. Office of Management and Budget as one or more adjacent counties or county equivalents that have at least one urban core area of at least 50,000 population, plus adjacent territory that has a high degree of social and economic integration with the core as measured by commuting ties. According to the U.S. Census Bureau, the following comprise the top 25 MSAs by population size as of July 1, 2009, the latest date for which data is available.

1.	New York-Northern New Jersey-Long Island, NY-NJ-PA	14.	Riverside-San Bernardino-Ontario, CA

2.	Los Angeles-Long Beach-Santa Ana, CA	15.	Seattle-Tacoma-Bellevue, WA

3.	Chicago-Naperville-Joliet, IL-IN-WI	16.	Minneapolis-St. Paul-Bloomington, MN-WI

4.	Dallas-Fort Worth-Arlington, TX	17.	San Diego-Carlsbad-San Marcos, CA

5.	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	18.	St. Louis, MO-IL

6.	Houston-Sugar Land-Baytown, TX	19.	Tampa-St. Petersburg-Clearwater, FL

7.	Miami-Fort Lauderdale-Pompano Beach, FL	20.	Baltimore-Towson, MD

8.	Washington-Arlington-Alexandria, DC-VA-MD-WV	21.	Denver-Aurora-Broomfield, CO

9.	Atlanta-Sandy Springs-Marietta, GA	22.	Pittsburgh, PA

10.	Boston-Cambridge-Quincy, MA-NH	23.	Portland-Vancouver-Hillsboro, OR-WA

11.	Detroit-Warren-Livonia, MI	24.	Cincinnati-Middletown, OH-KY-IN

12.	Phoenix-Mesa-Glendale, AZ	25.	Sacramento--Arden-Arcade--Roseville, CA

13.	San Francisco-Oakland-Fremont, CA

Legal proceedings

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

Competition

We believe that competition for the acquisition of hotels is highly fragmented. We face competition from institutional pension funds, private equity investors, other REITs and numerous local, regional and national owners, including franchisors, in each of our markets. Some of these entities may have substantially greater financial resources than we do and may be able and willing to accept more risk than we can prudently manage. Competition generally may increase the bargaining power of property owners seeking to sell and reduce the number of suitable investment opportunities offered to us.

The hotel industry is highly competitive. Our hotels compete with other hotels for guests in each market in which we operate. Competitive advantage is based on a number of factors, including location, convenience, brand affiliation, room rates, range of services and guest amenities or accommodations offered and quality of customer service. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels operated under brands in the relevant segments. Increased competition could harm our occupancy, ADR and RevPAR, or may require us to provide additional amenities or make capital improvements that we otherwise would not have to make, which may reduce our profitability.

Regulation

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe each of our hotels has the necessary permits and approvals to operate its business, and each is adequately covered by insurance.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that the properties in our portfolio substantially comply with present requirements of the ADA, we have not conducted a comprehensive audit or investigation of all of our properties to determine our compliance, and one or more properties may not be fully compliant with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental matters

Our hotels are subject to various U.S. federal, state and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current owner of property, to perform or pay for the clean up of contamination (including hazardous substances, waste or petroleum products) at, on, under or emanating from the property and to pay for natural resource damages arising from such contamination. Such laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused such contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned a property at the time it became contaminated, it is possible we could incur cleanup costs or other environmental liabilities even after we sell properties. Contamination at, on, under or emanating from our properties also may expose us to liability to private parties for costs of remediation and/or personal injury or property damage. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. If contamination is discovered on our properties, environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

Some of our properties may have contained historic uses which involved the use and/or storage of hazardous chemicals and petroleum products (e.g., storage tanks, gas stations, dry cleaning operations) which, if released, could have impacted our properties. In addition, some of our properties may be near or adjacent to other properties that have contained or currently contain storage tanks containing petroleum products or conducted or currently conduct operations which utilize other hazardous or toxic substances. Releases from these adjacent or surrounding properties could impact our properties.

Independent environmental consultants have conducted Phase I environmental site assessments on all of the properties in our initial portfolio and we intend to conduct Phase I environmental site assessments on properties we acquire in the future. Phase I site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the existing Phase I site assessments revealed any past or present environmental condition that we believe would have a material adverse effect on our business, assets or results of operations. However, the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns. Material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future; and future laws, ordinances or regulations may impose material additional environmental liability.

In addition, our hotels are subject to various federal, state, and local environmental, health and safety regulatory requirements that address a wide variety of issues, including, but not limited to, storage tanks, air emissions from emergency generators, storm water and wastewater discharges, lead-based paint, mold and mildew, and waste management. Some of our hotels routinely handle and use hazardous or regulated substances and wastes as part of their operations, which are subject to regulation (e.g., swimming pool chemicals or biological waste). Our hotels incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable laws. However, we are aware of no past or present environmental liability for non-compliance with environmental laws that we believe would have a material adverse effect on our business, assets or results of operations.

Certain hotels we currently own or those we acquire in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental, health and safety laws require that ACM be properly managed and maintained, and include requirements to undertake special precautions, such as removal or abatement, if ACM would be disturbed during maintenance, renovation, or demolition of a building. Such laws regarding ACM may impose fines and penalties on building owners, employers and operators for failure to comply with these requirements or expose us to third-party liability. However, we manage such ACM under asbestos operations and maintenance plans, which we have developed and implemented at each of our properties where there is known ACM or for which suspected ACM is present.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants, such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from third parties if property damage or personal injury occurs. We are not presently aware of any indoor air quality issues at our properties that could result in a material adverse effect on our business, assets or results of operations.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion in conjunction with the sections of this prospectus entitled “Risk factors,” “Cautionary note regarding forward-looking statements,” “Our business” and our audited and unaudited financial statements, and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk factors” and elsewhere in this prospectus.

Overview

We are a self-advised hotel investment company organized in the state of Maryland in June 2009. We focus our investments primarily in upper-upscale hotels in major business, airport and convention markets and, on a selective basis, premium select-service hotels in urban settings or unique locations in the United States of America. In January 2010, we completed our IPO. In conjunction with the IPO, we sold additional common shares through private placements and through the exercise of the underwriters’ overallotment option. The total net proceeds (after deducting initial and deferred underwriting fees and offering costs) generated from the IPO, private placements and the exercise of the underwriters’ overallotment option was approximately $169.4 million.

We have invested all of the proceeds from our IPO and private placements through the acquisitions of the following four hotel properties with an aggregate of 1,269 rooms:

Hotel Property	Location	Rooms	Acquisition Date

Hyatt Regency Boston	Boston, MA	498	March 18, 2010
Hilton Checkers Los Angeles	Los Angeles, CA	188	June 1, 2010
Courtyard Anaheim at Disneyland Resort	Anaheim, CA	153	July 30, 2010
Boston Marriott Newton	Newton, MA	430	July 30, 2010

In mid-2008, U.S. lodging demand started to decline as a result of the economic recession which led industry RevPAR to decline for the year, as reported by Smith Travel Research. Throughout 2009, the decrease in lodging demand accelerated with RevPAR down 16.7% for the year, the largest decline recorded by Smith Travel Research over the 22-year period that Smith Travel Research has tracked the lodging industry. Through the first six months of 2010, based on industry reports from Smith Travel Research, fundamentals in the U.S. lodging industry showed trends of improvement with demand for rooms increasing in almost all of the major markets, as general economic indicators began to experience improvement. According to Smith Travel Research, in the second quarter of 2010, pricing power returned in a few of the major leading markets, such as New York City, Boston and Washington, D.C., with gains in ADR for the first time since the economic recession started. With supply of available rooms expected to rise at a significantly slower pace over the next several years than during 2006-2008 and demand for rooms expected to increase significantly as the U.S. economy rebounds, we expect meaningful growth in RevPAR in 2011 and to accelerate for several years thereafter.

We believe the Boston market is one of the most compelling lodging markets in the United States. With limited new supply expected in the foreseeable future that will compete with our two hotels in the market and solid demand growth in both transient and group segments, we believe we are positioned for a multi-year period of strong revenue and profit growth. RevPAR for the Boston market was up 17.0% and 13.7% for the three and six months ended June 30, 2010, respectively, as reported by Smith Travel Research. The gain for the six months ended June 30, 2010 was second only to the New York City market.

We have noticed that the acquisition environment and deal activity have begun to increase in recent months. We have observed that, while there are numerous sources, much of the deal activity is coming from private sellers either “distressed” or at least “stressed” with their current hotel holdings and underlying capital structure. Many owners appear to us to have some equity remaining in their hotels, yet are unable to refinance their existing debt, which in many cases is maturing. It has been our experience that some of these owners appear not to have the needed capital to reinvest in the hotel while others seem cash-constrained due to the need to begin returning capital to their investors. We also have seen public sellers that are selling for strategic reasons. We perceive that all of these forces are driving much of the current deal activity. In terms of deal pricing, we have noticed initial bid/ask spreads tightening, which we believe reflects the combination of sellers reducing their asking prices to sell more quickly and buyers, many of which are other publicly traded lodging companies, including several REITs, being willing and able to pay more as industry fundamentals continue to improve. The environment remains competitive; however, we feel strongly that we can continue to acquire hotels and prudently deploy capital at attractive risk-adjusted returns. We anticipate being able to deploy the proceeds from the offering in a manner consistent with our investment policies and initial assets within six months. We believe the opportunities today are compelling and will be viewed as significantly discounted entry points as the lodging cycle continues to grow through a multi-year recovery period.

Results of operations

Three months ended June 30, 2010

Results of operations for the three months ended June 30, 2010 include the operating activity of the Hyatt Regency Boston for the full three months and the operating activity of the Hilton Checkers Los Angeles for 30 days (acquired on June 1, 2010), and are not indicative of the results we expect when our investment strategy has been fully implemented.

Revenues—Total revenue was $11.8 million, which includes rooms revenue of $8.8 million, food and beverage revenue of $2.7 million, and other revenue of $0.3 million.

Hotel operating expenses—Hotel operating expenses, excluding depreciation and amortization, were $7.3 million. Direct hotel operating expenses included rooms expense of $1.8 million, food and beverage expense of $1.8 million, and other direct expenses of $0.2 million. Indirect hotel operating expenses, which includes management and franchise fees, real estate taxes, insurance, utilities, repairs and maintenance, advertising and sales, and general and administrative expenses, were $3.4 million.

Depreciation and amortization—Depreciation and amortization expense was $0.7 million.

Intangible asset amortization—Intangible asset amortization expense relating to an air rights contract associated with the Hyatt Regency Boston was $0.1 million.

Corporate general and administrative—Total corporate general and administrative expenses were $2.3 million, which included non-cash share-based compensation expense of $0.4 million and hotel property acquisition costs of $0.5 million.

Interest income—Interest income on cash and cash equivalents was $36 thousand.

Income tax expense—Income tax expense was $12 thousand, which resulted from taxable income generated by our TRS during the period.

Six months ended June 30, 2010

Results of operations for the six months ended June 30, 2010 include the operating activity of the Hyatt Regency Boston for 122 days (the effective date of the acquisition was March 1, 2010) and the operating activity of the Hilton Checkers Los Angeles for 30 days (acquired on June 1, 2010), and are not indicative of the results we expect when our investment strategy has been fully implemented.

Revenues—Total revenue was $14.2 million, which includes rooms revenue of $10.6 million, food and beverage revenue of $3.2 million, and other revenue of $0.4 million.

Hotel operating expenses—Hotel operating expenses, excluding depreciation and amortization, were $9.1 million. Direct hotel operating expenses included rooms expense of $2.3 million, food and beverage expense of $2.2 million, and other direct expenses of $0.2 million. Indirect hotel operating expenses, which includes management and franchise fees, real estate taxes, insurance, utilities, repairs and maintenance, advertising and sales, and general and administrative expenses, were $4.3 million.

Depreciation and amortization—Depreciation and amortization expense was $1.0 million.

Intangible asset amortization—Intangible asset amortization expense relating to an air rights contract associated with the Hyatt Regency Boston was $0.2 million.

Corporate general and administrative—Total corporate general and administrative expenses were $4.1 million, which included non-cash share-based compensation expense of $0.8 million and hotel property acquisition costs of $1.1 million.

Interest income—Interest income on cash and cash equivalents was $0.1 million.

Income tax benefit—Income tax benefit was $32 thousand, which resulted from a taxable loss incurred by our TRS during the period.

Sources and uses of cash

For the six months ended June 30, 2010, net cash flows from operating activities were $3.8 million, net cash flows used in investing activities were $161.7 million, of which $113.1 million was used to acquire the Hyatt Regency Boston and $46.0 million was used to acquire the Hilton Checkers Los Angeles, and net cash flows provided by financing activities were $169.1 million, of which $169.4 million were proceeds generated from the IPO and concurrent private placements, net of underwriting fees and offering costs. As of June 30, 2010, we had cash and cash equivalents of approximately $11.2 million. We currently expect that our operating cash flows will be sufficient to fund our continuing operations and, given that we expect to generate taxable income for the year, we have declared a dividend payable on October 15, 2010 in the amount of $0.20 per share to each shareholder of record on September 30, 2010.

Liquidity and capital resources

We expect our primary source of cash to meet operating requirements, including payment of dividends in accordance with the REIT requirement of the U.S. federal income tax laws, payment of interest on any borrowings and funding of any capital expenditures, will be from our hotels’ results of operations and existing cash and cash equivalent balances. In September 2010, we declared our initial quarterly dividend in the amount of $0.20 per common share, payable on October 15, 2010 to each shareholder of record on September 30, 2010. No assurances can be made that we will continue to generate sufficient income to distribute similar aggregate amounts in the future, and the per share amounts of future distributions will depend on the number of our common and preferred shares outstanding from time-to-time.

On July 30, 2010, we entered into a credit agreement to obtain a $115.0 million, two-year revolving credit facility with a syndicate of banks. Affiliates of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and Key Banc Capital Markets Inc. are lenders under our revolving credit facility. In addition, the affiliate of J.P. Morgan Securities LLC serves as syndication agent and the affiliate of Wells Fargo Securities, LLC is the administrative agent for the revolving credit facility. Also on July 30, 2010, we made an initial borrowing of $105.0 million under the revolving credit facility to fund the acquisitions of the Courtyard Anaheim at Disneyland Resort for approximately $25.1 million and the Boston Marriott Newton for approximately $77.2 million.

Key terms and conditions of the revolving credit facility include the following:

•	up to $115.0 million revolving credit facility availability;

•	term of two years with a one-year repayment extension option at our option, subject to payment of an extension fee of 0.5%;

•	cross-collateralized, first mortgage liens on the fee or leasehold interests in a portfolio of hotel properties;

•	interest rate of LIBOR + 3.75%, subject to a LIBOR floor of 2.00%; and

•	representations, warranties, covenants, terms and conditions customary for transactions of this type.

Availability under the revolving credit facility is limited to the least of the following: (a) the sum of (i) 50% of the “as-is” appraised value of the collateral properties other than the Hyatt Regency Boston and (ii) the lesser of (x) the “as-is” appraised value of the Hyatt Regency Boston or (y) $100 million; (b) the sum of (i) with respect to the Hyatt Regency Boston, $50 million and (ii) with respect to all other collateral properties, 50% of the aggregate purchase prices of the other collateral properties; or (c) the adjusted net operating income of the collateral properties divided by 0.155. The credit agreement also requires at least three properties in the collateral pool at all times. Approval of the lenders holding at least 75% of the commitments under the revolving credit facility is required to add a property until there are seven properties in the collateral pool. Approval of the lenders holding at least 66 2/3% of the commitments is required to add a property after there are seven or more properties in the collateral pool.

The various financial and non-financial covenants that will be tested quarterly based on trailing four fiscal quarters of operations include:

•	financial covenants that:

•

prevent us from incurring funded debt (which term includes, among other items, guarantees and preferred shares subject to mandatory sinking fund, redemption or acceleration provisions as well as obligations for money borrowed) in excess of 6.5 times EBITDA (calculated as net income before noncontrolling interests and preferred share distributions (including deductions for property-level management fees and franchise fees but excluding extraordinary gains or losses and certain nonrecurring items), plus GAAP interest expense, income taxes, depreciation and amortization and other non-cash charges for share-based compensation) through the first quarter of 2011, with such ceiling ratio ratably decreasing over the next five fiscal quarters to 5.0 times EBITDA after the first quarter of 2012;

•	limit our ability to make certain investments or acquire new hotel properties to no more than 25% of our total gross asset value;

•

require us to maintain a ratio of total indebtedness (which term includes, in addition to obligations in respect of money borrowed and among other items, trade payables more than 60 days old and equipment leases, in each case, representing extensions of credit, capitalized lease obligations, liabilities in respect of off-balance-sheet arrangements, obligations to purchase, redeem, retire, defease or otherwise make any payment in respect of mandatorily redeemable stock, net obligations under derivative contracts, and other debt guaranteed by or recourse to us or by which our properties are subject) to total assets (which term limits the value of assets comprising the collateral pool to the lesser of the GAAP book value or the appraised value of each such asset) of not more than 45%;

•

require us to maintain a minimum tangible net worth equal to at least 85% of the net cash proceeds from the IPO and concurrent private placements, plus 85% of the net cash proceeds to us from future equity offerings;

•

limit our ability to make certain permitted investments, prior to the first to occur of (a) our acquisition of properties for aggregate purchase prices of $300 million or more and (b) the first anniversary of the closing of the revolving credit facility, to no more than 25% of total assets, as follows: (i) joint ventures or unconsolidated subsidiaries (15%), (ii) mortgage notes (20%), (iii) redevelopment properties based on budgeted construction costs (5%) and (iv) unimproved land (2.5%);

•	prohibit us from making annual distributions to our shareholders in excess of 90% of our FFO or the minimum amount necessary to maintain our REIT status; and

•	financial covenants on the properties comprising our collateral pool that:

•

after five or more properties are included in the collateral pool, limit the new properties or properties scheduled for major renovation within three years of acquisition to no more than 25% of the aggregate as-is appraised value of the collateral pool;

•

limit the maximum loan-to-value ratio to 50% of the aggregate as-is appraised value of the collateral pool; after five or more properties are included in the collateral pool, limit any single property to no more than 35% of the aggregate as-is appraised value or adjusted net operating income of the collateral pool;

•	require us to maintain a minimum debt service coverage ratio of 1.55 to 1; and

•

after five or more properties are included in the collateral pool, limit the concentration of properties in one MSA or top 25 market to (a) no more than 40% of our adjusted net operating income or (b) the aggregate as-is appraised value of the collateral pool.

We expect to meet long-term liquidity requirements, such as new hotel property acquisitions and scheduled debt maturities, through additional secured and unsecured borrowings and the issuance of additional equity or debt securities. Our ability to raise funds through the issuance of equity securities depends on, among other things, general market conditions for hotel companies and REITs and market perceptions about us. We will continue to analyze alternate sources of capital in an effort to minimize our capital costs and maximize our financial flexibility.

Capital expenditures

We maintain each hotel property in good repair and condition and in conformity with applicable laws and regulations and in accordance with the franchisor’s standards and the agreed-upon requirements in our management agreements. The cost of all such routine improvements and alterations will be paid out of property improvement reserves, which will be funded by a portion of each hotel’s gross revenues. Routine capital expenditures will be administered by the management companies. However, we will have approval rights over the capital expenditures as part of the annual budget process.

From time-to-time, certain of our hotel properties may be undergoing renovations as a result of our decision to upgrade portions of the hotels, such as guestrooms, meeting space, and/or restaurants, in order to better compete with other hotels in our markets. In addition, often after we acquire a hotel property, we are required to complete a property improvement plan (“PIP”) in order to bring the hotel property up to the respective franchisor’s standards. If permitted by the terms of the management agreement, funding for a renovation will first come from the property improvement reserve. To the extent that the property improvement reserve is not adequate to cover the cost of the renovation, we will fund the remaining portion of the renovation with cash and cash equivalents on hand.

Contractual obligations

The following table sets forth our contractual obligations as of June 30, 2010, and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands). As described above under “—Liquidity and Capital Resources,” the $115 million revolving credit facility we obtained in July 2010 is scheduled to mature in 2012, subject to a one-year extension option, and all amounts outstanding under the revolving credit facility will be due upon maturity. There were no material off-balance sheet arrangements at June 30, 2010.

	Payments Due by Period
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years

Corporate office lease	$1,541	$160	$415	$440	$526

Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. However, competitive pressures may limit the ability of our management companies to raise room rates.

Seasonality

Demand in the lodging industry is affected by recurring seasonal patterns. For non-resort properties, demand is generally lower in the winter months due to decreased travel and higher in the spring and summer months during the peak travel season. For resort properties, demand is generally higher in the winter months. We expect that our operations will generally reflect non-resort seasonality patterns. Accordingly, we expect that we will have lower revenue, operating income and cash flow in the first and fourth quarters and higher revenue, operating income and cash flow in the second and third quarters. These general trends are, however, expected to be greatly influenced by overall economic cycles.

Critical accounting policies

We believe that the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Investments in Hotel Properties—We allocate the purchase prices of hotel properties acquired based on the fair value of the acquired property, furniture, fixtures and equipment, and identifiable intangible assets and the fair value of the liabilities assumed. In making estimates of fair value for purposes of allocating the purchase price, we utilize a number of sources of information that are obtained in connection with the acquisition of a hotel property, including cost segregation studies and valuations performed by independent third parties. We also consider information obtained about each hotel property as a result of our pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired. Hotel property acquisition costs, such as transfer taxes, title insurance, environmental and property condition reviews, and legal and accounting fees, are expensed in the period incurred.

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, generally 15 to 40 years for buildings and building improvements and three to ten years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets. Replacements and improvements at the hotel properties are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of a fixed asset, the cost and related accumulated depreciation are removed from our accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

Intangible assets are recorded on non-market contracts, including air rights and lease, management and franchise agreements, assumed as part of the acquisition of certain hotel properties. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair market contract rates for corresponding contracts measured over a period equal to the remaining non-cancelable term of the contracts acquired. Contracts acquired which are at market do not have significant value. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related contracts.

We review our hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause us to perform our review include, but are not limited to, adverse changes in the demand for lodging at our properties due to declining national or local economic conditions and/or new hotel construction in markets where our hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of an investment in a hotel property exceed the hotel’s carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying value to the estimated fair market value is recorded and an impairment loss recognized.

Share-based compensation—From time-to-time, we grant restricted share awards to employees. To-date, we have granted two types of restricted share awards: (1) time-based awards and (2) performance-based awards.

We measure share-based compensation expense for the restricted share awards based on the fair value of the awards on the date of grant. The fair value of time-based awards is determined based on the closing trading price of our common shares on the measurement date, which is generally the date of grant. The fair value of performance-based awards is determined using a Monte Carlo simulation performed by a third-party valuation specialist. A Monte Carlo simulation requires the use of a number of assumptions, including historical volatility and correlation of the price of our common shares and the price of the common shares of our peer group, a risk-free rate of return, and an expected term.

For time-based awards, share-based compensation expense is recognized on a straight-line basis over the life of the entire award. For performance-based awards, share-based compensation expense is recognized over the requisite service period for each award. For both time-based awards and performance-based awards, once the total amount of share-based compensation expense is determined on the date of the grant, no adjustments are made to the amount recognized each period. No share-based compensation expense is recognized for awards for which employees do not render the requisite service.

Revenue recognition—Hotel revenues, including room, food and beverage, and other hotel revenues, are recognized as the related services are provided.

Quantitative and qualitative disclosure about market risk

For the period from completion of our IPO through July 30, 2010, we did not have significant exposures to interest rate or other risks, as we were capitalized entirely with equity. On July 30, 2010, we borrowed $105.0 million under our revolving credit facility and used $102.3 million to acquire the Courtyard Anaheim at Disneyland Resort and the Boston Marriott Newton. Amounts borrowed under our revolving credit facility bear interest at variable rates based on LIBOR plus 3.75%, subject to a LIBOR floor of 2.00%. Because prevailing LIBOR is below the interest rate floor, if prevailing LIBOR on our debt under our revolving credit facility were to decrease, we would not experience any benefits in terms of reduced interest expense. Conversely, if applicable LIBOR were to increase to reach 3.00%, or a 1.00% increase over the interest rate floor in effect, the increase in interest expense on our revolving credit facility debt would decrease future earnings and cash flows by approximately $1.1 million annually, assuming that the amount outstanding under our revolving credit facility were to remain at $105.0 million, the balance at July 30, 2010.

We do not intend to enter into any interest rate caps or swap arrangements to hedge our exposure to risks associated with increases in prevailing interest rates.

Management

Trustees and executive officers

Our board of trustees consists of seven trustees. Our board of trustees is elected annually by our shareholders in accordance with our bylaws. Our bylaws provide that a majority of the entire board of trustees may establish, increase or decrease the number of trustees, provided that the number of trustees shall never be less than one nor more than eleven. All of our executive officers serve at the discretion of our board of trustees. The following table sets forth certain information about our trustees and executive officers:

Name	Age	Position

James L. Francis	48	President, Chief Executive Officer and Trustee
Douglas W. Vicari	51	Executive Vice President, Chief Financial Officer, Treasurer and Trustee
D. Rick Adams	47	Senior Vice President and Chief Investment Officer
Graham J. Wootten	37	Senior Vice President, Chief Accounting Officer and Secretary
Thomas A. Natelli	50	Non-executive chairman of the Board of Trustees
Thomas D. Eckert	63	Trustee
John W. Hill	56	Trustee
George F. McKenzie	55	Trustee
Jeffrey D. Nuechterlein	53	Trustee

James L. Francis is our President and Chief Executive Officer and a Trustee, positions he has held since our formation. Prior to joining our company, Mr. Francis served as the President and Chief Executive Officer and a director of Highland, positions that he held from Highland’s IPO in December 2003 to its sale in July 2007. Following the sale of Highland, Mr. Francis served as a consultant to the affiliate of JER Partners that acquired Highland until September 2008. Since September 2008, until our formation, Mr. Francis was a private investor. From June 2002 until joining Highland in December 2003, Mr. Francis served as the Chief Operating Officer, Chief Financial Officer and Treasurer of Barceló Crestline Corporation, and served as Executive Vice President and Chief Financial Officer of Crestline Capital Corporation, prior to its acquisition by Barceló, from December 1998 to June 2002. Prior to the spin-off of Crestline Capital from Host Hotels & Resorts, Inc. (formerly Host Marriott Corporation), Mr. Francis held various finance and strategic planning positions with Host Marriott and Marriott International, Inc. From June 1997 to December 1998, Mr. Francis held the position of Assistant Treasurer and Vice President Corporate Finance for Host Marriott, where he was responsible for Host Marriott’s corporate finance function, business strategy and investor relations. Over a period of ten years, Mr. Francis served in various capacities with Marriott International’s lodging business, including Vice President of Finance for Marriott Lodging from 1995 to 1997; Brand Executive, Courtyard by Marriott from 1994 to 1995; Controller for Courtyard by Marriott and Fairfield Inn from 1993 to 1994; Director of Finance and Strategic Planning for Courtyard by Marriott and Fairfield Inn from 1991 to 1993; and Director of Hotel Development Finance from 1987 to 1991. Mr. Francis received his B.A. in Economics and Business from Western Maryland College and earned an M.B.A. in Finance and Accounting from Vanderbilt University. We believe Mr. Francis should serve on our board as a result of his principal role in our founding and his extensive experience in the lodging industry.

Douglas W. Vicari is our Executive Vice President, Chief Financial Officer, Treasurer and a Trustee, positions he has held since our formation. Prior to joining our company, Mr. Vicari served as a principal with Paramount Hotel Group, a hotel owner, developer and operator, from January 2009 to

June 2009. Previously, Mr. Vicari served as Executive Vice President and Chief Financial Officer of Highland from September 2003 until its sale in July 2007. Prior to joining Highland, Mr. Vicari served as Senior Vice President and Chief Financial Officer of Prime Hospitality Corp., a formerly NYSE-listed company acquired by an affiliate of The Blackstone Group in 2004, from August 1998 to July 2003, and also served on the board of directors of Prime Hospitality Corp. from May 1999 to July 2003. Prior to his appointment as Chief Financial Officer, he served as Vice President and Treasurer of Prime Hospitality Corp. from January 1991 to July 1998, and was an instrumental member of the management team that led the company out of bankruptcy in July 1992. From 1986 to 1991, Mr. Vicari was Director of Budgeting and Financial Planning for Prime Hospitality Corp, and was responsible for all budgeting, planning and forecasting. Prior to his tenure at Prime Hospitality Corp., Mr. Vicari held numerous management positions at Combustion Engineering (now ABB Brown Boveri) from 1981 to 1986. Mr. Vicari earned a B.S. in Accounting from the College of New Jersey and received his M.B.A. in Finance from Fairleigh Dickinson University. Mr. Vicari also currently serves on the board of directors and as the audit committee chairman for Thunderbird Resorts Inc. (Euronext: TBIRD), a publicly traded gaming and lodging company. We believe Mr. Vicari should serve on our board due to his principal role in our founding and his experience as a CFO for other lodging REITs.

D. Rick Adams is our Senior Vice President and Chief Investment Officer, positions he has held since November 2009. Prior to joining our company, Mr. Adams served as Senior Vice President of Asset Management for Highland from September 2004 until its sale in July 2007. Following the sale of Highland and until October 2009, Mr. Adams continued to serve as Senior Vice President and Head of Asset Management for the affiliate of JER Partners that acquired Highland. From October 1992 to September 2004, Mr. Adams served as Vice President of Regional Operations and Development Officer for the B.F. Saul Company, a privately owned real estate company located in Washington, DC that specializes in commercial real estate and hotel management and development. Prior to his tenure at B.F. Saul, from 1986 until September 1992, Mr. Adams held numerous operational and franchise development management positions at Holiday Inns Worldwide, known today as Intercontinental Hotel Group. Mr. Adams received a B.S. in Management from Indiana University.

Graham J. Wootten is our Senior Vice President, Chief Accounting Officer and Secretary, positions he has held since February 2010. Previously, Mr. Wootten served in several accounting roles, including Vice President and Controller, at Highland from December 2003 until its sale in July 2007 to an affiliate of JER Partners. Following the sale of Highland and until February 2010, Mr. Wootten served in finance and accounting roles for the affiliate of JER Partners that acquired Highland, serving most recently as its Chief Financial Officer. Prior to joining Highland, Mr. Wootten held various audit positions, including Audit Senior Manager, for PricewaterhouseCoopers LLP from 1995 until 2003. Mr. Wootten holds a BSBA in accounting from John Carroll University and is a Certified Public Accountant.

Thomas A. Natelli is the non-executive chairman of the board of trustees. Since 1987, Mr. Natelli has served as President and Chief Executive Officer of Natelli Communities, a privately held real estate investment and development company. Under Mr. Natelli’s leadership, the company has earned numerous awards, including the prestigious Urban Land Institute National Award of Excellence for Large Scale Communities, Washington Metro Area Environmental Developer of the Year and Suburban Maryland Builder of the Year. Mr. Natelli currently serves on the board of the School of Engineering at Duke University. Previously, Mr. Natelli served on the board of directors and was a member of the audit and nominating and corporate governance committees of Highland from its IPO until its sale in July 2007. In 2007, Mr. Natelli formed MargRock Entertainment, a music publishing and artist development and management services company, for which he currently serves as Principal. In 1999, Mr. Natelli co-founded eStara, Inc., a privately held technology company, for which he served as Chairman and Chief Executive Officer from its inception through its sale to Art Technology Group, Inc. in October 2006. From 1993 through 2003, Mr. Natelli served on the board of trustees of Suburban Hospital Healthcare System, after which he served as Chairman of the board of trustees and headed its executive committee until 2006. He also served on the board of directors of FBR National Bank and Trust, a wholly-owned affiliate of Friedman, Billings, Ramsey Group, Inc. Mr. Natelli is a past President of the Board of the Montgomery County Chamber of Commerce, and played a central role in creating the Montgomery Housing Partnership in 1989, a non-profit organization created to preserve and expand the supply of affordable housing in Montgomery County, Maryland. Mr. Natelli received a B.S. in Mechanical Engineering from Duke University in 1982. We believe Mr. Natelli should serve on our board due to his extensive experience in the real estate industry, his entrepreneurial background and financial acumen.

Thomas D. Eckert is a trustee. Since 1997, Mr. Eckert has served as President and Chief Executive Officer of Capital Automotive Real Estate Services, Inc., or Capital Automotive, a privately owned real estate company that owns and manages net-leased real estate for automotive retailers. Mr. Eckert was one of Capital Automotive’s Founders and led its IPO in February 1998. Mr. Eckert also served as a trustee of Capital Automotive from its founding until December 2005, when it was taken private. From 1983 to 1997, Mr. Eckert was employed by Pulte Home Corporation, a U.S. homebuilder, serving most recently as President of Pulte’s Mid-Atlantic Region. Prior to working at Pulte, Mr. Eckert spent over seven years with the public accounting firm of Arthur Andersen LLP. Mr. Eckert is currently Chairman of the Board of The Munder Funds, a $7 billion mutual fund group, and a director and member of the audit, compensation and nominating and corporate governance committees of DuPont Fabros Technology, Inc., a publicly-traded owner, developer and manager of wholesale data centers. He is also a member of the board of The Potomac School, a K-12 private school. In addition, Mr. Eckert is a former director of the National Association of Real Estate Investment Trusts and Fieldstone Investment Corporation. Mr. Eckert received his undergraduate degree from the University of Michigan in 1970. We believe Mr. Eckert should serve on our board due to his extensive experience in the real estate industry, including as a CEO of a publicly traded REIT.

John W. Hill is a trustee. Mr. Hill has been Chief Executive Officer of The Federal City Council, a not-for-profit, non-partisan organization dedicated to the improvement of Washington, DC, since 2004. Previously, Mr. Hill served on the board of directors and was a member of the audit and compensation committees of Highland from January 2006 until Highland’s sale in July 2007. From 2002 until 2004, Mr. Hill served as the Chief Executive Officer of In2Books, Inc. From 1999 until 2002, he was a partner with Andersen, LLP, where he was in charge of state and local consulting for North America. Previously, Mr. Hill also was a director of Marriott Corporation’s Internal Audit Division in charge of all financial and operational audits of the hotel division and has been an audit manager for Coopers & Lybrand and Price Waterhouse. Mr. Hill has served on the board and audit committee of Prestwick Pharmaceuticals Inc., a non-public company. Mr. Hill currently serves on the boards of several not-for-profit organizations, including the DC Children and Youth Investment Trust Corporation, the DC Public Library Board of Trustees, the DC Shakespeare Theatre Board, the National Minority Aids Council and the Mayor’s Blue Ribbon Commission to Revitalize the DC Public Library. Mr. Hill earned a B.S. in Accounting from the University of Maryland, College Park in 1976 and passed the Maryland State CPA exam in 1977. We believe Mr. Hill should serve on our board due to his long-standing leadership role with the Federal City Council and his extensive background in accounting and financial matters.

George F. McKenzie is a trustee. Since June 2007, Mr. McKenzie has served as President and Chief Executive Officer and a trustee of Washington Real Estate Investment Trust, or WRIT, a self-administered, self-managed, equity real estate investment trust investing in income-producing properties in the greater Washington, DC metro region. Since joining WRIT in September 1996, Mr. McKenzie also served in other executive roles, including Executive Vice President, Real Estate and Chief Operating Officer. From 1985 to 1996, Mr. McKenzie served with the Prudential Realty Group, a subsidiary of Prudential Insurance Company of America, most recently as Vice President, Investment & Sales. From 1977 to 1985, Mr. McKenzie served as an officer in the U.S. Navy as an aviator flying P-3 Orion aircraft. He received a B.S. in Operations Analysis from the United States Naval Academy and an MBA in Finance from the University of Rhode Island. Mr. McKenzie is a member of the Economic Club of Washington, Urban Land Institute (ULI), and the National Association of Industrial & Office Properties (NAIOP). We believe Mr. McKenzie should serve on our board due to his extensive experience in the real estate industry, including as a CEO of a publicly traded REIT.

Jeffrey D. Nuechterlein is a trustee. In 2000, Mr. Nuechterlein founded Isis Capital LLC, a venture capital and hedge fund based in Alexandria, Virginia, where he has served as Managing Partner since its formation. From 1997 until 2000, Mr. Nuechterlein served as Managing Director and Chief Investment Officer for pension fund investments at National Gypsum Company. From 1995 until 1996, Mr. Nuechterlein was Senior Counsel to the U.S. Trade Representative, and prior to that he served as outside legal counsel to several U.S. semiconductor and steel companies from 1992 until 1995. Mr. Nuechterlein also served as Special Assistant for Policy to the Governor of Virginia from 1990 until 1991, and was Counsel to the U.S. Senate’s Judiciary Subcommittee on Technology from 1989 until 1990. Among his non-profit activities, Mr. Nuechterlein is a Past President and a Trustee of The College Foundation at the University of Virginia, a Trustee of The Potomac School, a Trustee of the Classical American Homes Preservation Trust in New York and a member of the Council on Foreign Relations. Mr. Nuechterlein received his undergraduate and law degrees from the University of Virginia in 1979 and 1986, respectively, and his master’s and D. Phil. degrees from Oxford University. We believe Mr. Nuechterlein should serve on our board due to his extensive investment experience and non-profit activities and his legal background.

Trustee independence and corporate governance

Our board of trustees has three committees, the principal functions of which are briefly described below. Matters put to a vote by any one of our three committees must be approved by a majority of the trustees on the committee who are present at a meeting, in person or as otherwise permitted by our bylaws, at which there is a quorum or by the unanimous written consent of the trustees on that committee. Each of these committees is comprised entirely of independent trustees, as defined by the NYSE listing standards. Moreover, the compensation committee is composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee trustees, and individuals who will, at such times as we are subject to Section 162(m) of the Internal Revenue Code, qualify as outside trustees for purposes of Section 162(m) of the Internal Revenue Code.

Audit committee.    Our audit committee is composed of Messrs. Eckert, Natelli and Hill. In addition, our audit committee is required to have a designated “audit committee financial expert” within the meaning of Securities and Exchange Commission, or SEC, rules. Mr. Eckert chairs the committee and has been determined by our board of trustees to be an audit committee financial expert.

The audit committee’s primary duties and assigned roles are to:

•

serve as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements, our financial reporting processes and related internal control systems and the performance, generally, of our internal audit function;

•

oversee the audit and other services of our independent registered public accounting firm and be directly responsible for the appointment, independence, qualifications, compensation and oversight of the independent registered public accounting firm, who reports directly to the audit committee;

•	provide an open avenue of communication among the independent registered public accounting firm, accountants, financial and senior management, the internal auditing department and our board;

•	resolve any disagreements between management and the independent registered public accounting firm regarding financial reporting; and

•

consider and approve certain transactions between us and our trustees, executive officers, trustee nominees or 5% or greater beneficial owners, any of their immediate family members or entities affiliated with them.

Compensation committee.    Our compensation committee is composed of Messrs. Hill, Natelli and Eckert. Mr. Hill chairs the committee. The principal functions of the compensation committee are to:

•	evaluate the performance of and compensation paid by us to our president and chief executive officer and other executive officers and trustees;

•	administer our Equity Plan; and

•

produce a report on executive compensation required to be included in our proxy statement for our annual meetings or our annual report on Form 10-K, including the Compensation Discussion and Analysis section.

Nominating and corporate governance committee.    Our nominating and corporate governance committee is composed of Messrs. McKenzie, Hill and Nuechterlein. Mr. McKenzie chairs the committee. The principal functions of the nominating and corporate governance committee are to:

•	identify individuals qualified to become board members and recommend to our board candidates for election or re-election to the board;

•	consider and make recommendations to our board concerning the size and composition of our board, committee structure and makeup, retirement policies and procedures affecting board members; and

•	take a leadership role with respect to the development, implementation and review of our corporate governance principles and practices.

The nominating and corporate governance committee charter sets forth certain criteria for the committee to consider in evaluating potential trustee nominees. The charter requires that the committee select nominees who have the highest personal and professional integrity, who shall have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving our long-term interests and those of our shareholders. The committee also is required to assess whether the candidate possesses the skills, knowledge, perspective, broad business judgment and leadership, relevant specific industry or regulatory affairs knowledge, business creativity and vision, experience, age and diversity, all in the context of an assessment of the perceived needs of the board at that time. For those trustee candidates that appear upon first consideration to meet the committee’s criteria, the committee will engage in further research to evaluate their candidacy.

In making recommendations for trustee nominees for the annual meeting of shareholders, the nominating and corporate governance committee will consider any written suggestions of shareholders received by our secretary by no earlier than December 31, 2010 or later than January 31, 2011 for our annual meeting of shareholders in 2011, or, for future years, not less than 90 nor more than 120 days prior to the anniversary of the prior year’s annual meeting of shareholders. Suggestions must be mailed to our secretary at our corporate headquarters. The manner in which trustee nominee candidates suggested in accordance with this policy are evaluated will not differ from the manner in which candidates recommended by other sources are evaluated.

Communicating with the board

Consistent with the NYSE’s corporate governance listing standards, our board has adopted Principles of Corporate Governance that, among other things, call for the non-officer trustees to meet in regularly scheduled executive sessions without management. Mr. Natelli, our non-executive chairman, has been selected to serve as the presiding independent trustee at any executive sessions held prior to our 2011 annual meeting.

Interested parties, including shareholders, may communicate their concerns directly to the full board, the presiding independent trustee or the non-officer trustees as a group by writing to the board of trustees, the presiding independent trustee or the non-officer trustees, at our corporate headquarters.

Code of business conduct and ethics

Our board has adopted a Code of Business Conduct and Ethics that applies to each of our trustees and officers involved in our business. This code sets forth our policies and expectations on a number of topics, including:

•	compliance with laws, including insider trading;

•	preservation of confidential information relating to our business;

•	conflicts of interest;

•	reporting of illegal or unethical behavior or concerns regarding accounting or auditing practices;

•	corporate payments;

•	corporate opportunities; and

•	the protection and proper use of our assets.

We have established and implemented formal “whistleblower” procedures for receiving and handling complaints of employees, and have made an e-mail address and a telephone hotline available for reporting illegal or unethical behavior as well as questionable accounting or auditing matters and other accounting, internal accounting controls or auditing matters on a confidential, anonymous basis. Any concerns regarding accounting or auditing matters reported via e-mail or to this hotline will be communicated directly to the audit committee.

The audit committee will review this code on an annual basis, and the board will review and act upon any proposed additions or amendments to the code as appropriate. The code is posted on our website. You may also obtain a copy of the code without charge by writing to our secretary at our corporate headquarters. Any waivers of the code for executive officers or trustees will be posted on our website and similarly provided without charge upon written request to this address.

Principles of corporate governance

Our Principles of Corporate Governance address a number of other topics, including:

•	trustee independence and qualification standards;

•	trustee responsibilities, orientation and continuing education;

•	trustee compensation;

•	trustee attendance and retirement;

•	management succession;

•	annual board self-evaluations; and

•	trustee communication, committees and access to management.

Our nominating and corporate governance committee is required to review the Principles of Corporate Governance on an annual basis, and the board will review and act upon any proposed additions or amendments to the Principles of Corporate Governance as appropriate. The Principles of Corporate Governance are posted on our website. You may also obtain a copy of our Principles of Corporate Governance without charge by writing to our secretary at our corporate headquarters.

Trustee compensation

We have approved and implemented a compensation program for our non-officer trustees, including each of the independent trustee nominees that consists of annual retainer fees and long-term equity awards.

We pay our non-officer trustees an annual retainer fee of $50,000, payable quarterly. In addition, our audit committee chairman is paid an additional annual retainer of $15,000, our compensation committee chairman is paid an additional annual retainer of $10,000 and our nominating and corporate governance committee chairman is paid an additional annual retainer of $7,500, in each case payable quarterly in cash. Mr. Natelli, who serves as non-executive chairman of our board, is paid an additional annual retainer of $20,000. Although we reimburse our trustees for reasonable out-of-pocket expenses incurred in connection with performance of their duties as trustees, including, without limitation, travel expenses in connection with their attendance at board and committee meetings, we do not pay any trustee a separate fee for meetings attended. Furthermore, trustees do not receive any perquisites.

Our non-officer trustees may elect to receive their annual retainers and chair committee fees in whole or in part in the form of cash or immediately vested common shares based on the closing market price of our common shares on the grant date.

Upon completion of the IPO, we granted each of our non-officer trustees 1,000 common shares, except that Mr. Natelli received a grant of 1,500 common shares in recognition of his expanded responsibilities as our non-executive chairman. In connection with each annual meeting of shareholders, each of our non-officer trustees will receive an additional grant of restricted common shares. Vesting for all subsequent grants will occur on the date of the next annual meeting, with acceleration upon termination due to death, disability or involuntary termination of service as a result of a change in control. Dividends will be paid on the unvested restricted shares when declared and paid on our common shares generally.

Compensation discussion and analysis

Our compensation program for our named executive officers, Messrs. Francis, Vicari, Adams and Wootten, consists of four key elements:

•	Cash compensation, in the form of base salaries and annual cash bonus awards;

•

Long-term incentives, in the form of restricted share awards that vest over time and, for Messrs. Francis and Vicari, additional awards that vest only upon achievement of specified performance objectives;

•	Health and welfare benefits and perquisites; and

•	Severance arrangements under the executives’ employment agreements.

We pay base salaries and annual bonuses, and have made grants of awards under our Equity Plan, to our executive officers in accordance with their employment agreements. The awards under our Equity Plan were granted to provide a retention element to such individuals’ compensation and, in certain cases, to recognize such individuals’ efforts on our behalf in connection with our formation and our IPO.

Elements of named executive officer compensation

The following is a summary of the elements of and amounts to be paid under our employment agreements and compensation plans for 2010. None of our named executive officers received any compensation from us in 2009.

Annual base salary.    Base salary is designed to compensate our named executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s career. The initial base salaries of Messrs. Francis, Vicari and Adams were determined by Messrs. Francis and Vicari prior to completion of our IPO while they served as our sole officers and trustees. The base salary of Mr. Wootten was determined by our compensation committee upon the recommendation of Messrs. Francis and Vicari in connection with Mr. Wootten’s appointment in February 2010. In determining whether to increase base salaries for our named executive officers in any subsequent year, the compensation committee will consider each executive’s role and responsibility, unique skills, future potential with our company, salary levels for similar positions in our target market, internal pay equity and such other factors as the compensation committee may determine to be relevant.

Under their employment agreements, Messrs. Francis, Vicari, Adams and Wootten are entitled to receive initial annual base salaries for 2010 of $700,000, $475,000, $275,000 and $230,000, respectively, payable in approximately equal semi-monthly installments. Base salary amounts paid to Mr. Adams for 2010 will be pro-rated from the date of completion of our IPO in January 2010 and, for Mr. Wootten, will be pro-rated from the date of his hire in February 2010. Messrs. Francis and Vicari did not commence receiving their salaries until March 2010 pursuant to the terms of salary deferral arrangements that we entered into with them in connection with the IPO, and accordingly all amounts payable to them will be pro-rated from March 2010.

Annual cash bonus.    Annual cash bonuses are designed to provide incentives to our named executive officers at a variable level of compensation based on such individual’s performance. In connection with our annual cash bonus program, our compensation committee will determine annual performance criteria that are flexible and that change with the needs of our business. Each year, our annual cash bonus plan will be designed to reward the achievement of specific, pre-established financial and operational objectives. For 2010, our cash bonus plan was created and proposed by Messrs. Francis and Vicari based on their assessment of our most important business objectives, and the full board of trustees discussed the plan and suggested various refinements which were approved. The final terms of the 2010 cash bonus plan were approved by our compensation committee on June 1, 2010. As more fully described below, annual cash bonuses will be based 37.5% on our success in achieving a company-wide objective of capital deployment (as described below), 37.5% on our success in achieving targeted levels of overall Hotel EBITDA (as described below) and 25% on each executive’s success in achieving individually designed performance objectives. The following table depicts the aggregate amount of cash bonus that each executive would be entitled to receive for 2010 based upon the executive’s and the Company’s maximum performance under each component of the bonus criteria identified above.

Maximum 2010 Cash Bonuses (in dollars)

Executive Officer	Maximum Attainable Cash Bonus

James L. Francis	$1,050,000

Douglas W. Vicari	593,750

D. Rick Adams	206,250

Graham J. Wootten	172,500

Capital Deployment (Weight: 37.5%):    We completed our IPO in January 2010 and are committed to investing our capital as quickly as prudently possible in order to promote our growth. Accordingly, the compensation committee has determined that 37.5% of the overall bonus for each executive officer will be based upon our capital deployment in 2010. For these purposes, capital deployment is defined as the sum of (1) the aggregate purchase price for each hotel property acquired, or committed to be acquired through the entry into a definitive purchase agreement, in 2010, inclusive of all legal, audit and transfer fees and other acquisition-related costs and expenses, and (2) the projected Company-funded capital expenditures for the first year of ownership for each hotel acquired, or committed to be acquired through the entry into a definitive purchase agreement, in 2010. The compensation committee has set the threshold level of capital deployment at $200 million, the target level of capital deployment at $275 million and the maximum level of capital deployment at $350 million. We have deployed $265.3 million of capital as of the date of this prospectus.

The following table depicts the amount of annual cash bonuses that we expect to pay to our executive officers under the capital deployment criteria of the 2010 cash bonus plan, based upon achievement of the threshold, target and maximum levels for 2010. Amounts will be interpolated if our actual capital deployment for 2010 is between the threshold and target, or target and maximum, levels. No additional bonus will be paid for performance above the maximum level, and no bonus will be paid pursuant to this criteria if the threshold level of capital deployment is not achieved.

Cash Bonuses Payable Based Upon Achievement of Capital Deployment Criteria (in dollars)

Executive Officer	Threshold ($200 million)	Target ($275 million)	Maximum ($350 million)

James L. Francis	$131,250	$262,500	$393,750

Douglas W. Vicari	62,344	133,594	222,656

D. Rick Adams	25,781	51,563	77,344

Graham J. Wootten	21,563	43,125	64,688

Hotel EBITDA (Weight: 37.5%) In addition to growth, the compensation committee believes that a significant indicator of our success is the aggregate earnings before interest, income taxes, and depreciation and amortization, or EBITDA, generated by our hotel properties. Accordingly, the compensation committee has determined that 37.5% of the overall 2010 bonus for each executive officer will be based upon actual 2010 Hotel EBITDA, compared to budgeted 2010 Hotel EBITDA determined for each hotel acquisition and included in our hotel underwriting delivered to the board of trustees in connection with its determination to acquire the hotel. For these purposes, Hotel EBITDA generally equates to total revenue less total hotel operating expenses, as such items are reported on our consolidated statement of operations. The budgeted Hotel EBITDA target for 2010 will be increased for any future property acquisitions occurring in 2010. Due to their strategic significance, we believe that disclosing the actual numerical target ranges for budgeted Hotel EBITDA would result in competitive harm.

The following table depicts the amount of annual cash bonuses that we expect to pay our executive officers under the Hotel EBITDA criteria of the 2010 cash bonus plan, based upon achievement of 90%, 100% and 110% of our budgeted Hotel EBITDA for 2010. Amounts will be interpolated if our actual Hotel EBITDA for 2010 is between the threshold and target, or target and maximum, levels. No additional bonus will be paid for performance above the maximum level, and no bonus will be paid pursuant to this criteria if the threshold level of Hotel EBITDA is not achieved.

Cash Bonuses Payable Based Upon Achievement of Hotel EBITDA Criteria (in dollars)

Executive Officer	Threshold (90%)	Target (100%)	Maximum (110%)

James L. Francis	$131,250	$262,500	$393,750

Douglas W. Vicari	62,344	133,594	222,656

D. Rick Adams	25,781	51,563	77,344

Graham J. Wootten	21,563	43,125	64,688

Individual Performance Goals (Weight: 25%):    In addition to company-wide performance goals, the compensation committee believes that individual performance goals relative to pre-determined objectives should play a role in the bonus payable to each executive officer. Accordingly, the compensation committee has determined that 25% of the overall bonus for each executive officer in 2010 will be based upon such individual performance goals.

The compensation committee has approved performance goals for each of our executive officers, with the compensation committee retaining full discretion in respect of all amounts awarded under this portion of the 2010 cash bonus plan. Individual performance goals include, where appropriate, operational goals for our company and the respective functions over which each executive has operational or overall responsibility, developing internal programs in support of our strategic plan, developing and maintaining investor and industry relationships, undertaking leadership initiatives and other significant qualitative objectives. The compensation committee did not rely on any one particular objective or formula in determining appropriate short-term incentives, but rather on what the compensation committee considered to be value-added quantitative and qualitative goals in furtherance of our compensation principles. No executive officer is guaranteed an award and, if performance is unsatisfactory, no bonus will be paid under the individual performance criteria of the 2010 cash bonus plan.

The size of the bonus payable as a result of achievement of the individual performance criteria is fully discretionary, subject only to the maximum payment limitations set forth below.

Maximum Cash Bonuses Payable Upon Achievement of

Individual Performance Criteria (in dollars)

Executive Officer	Maximum

James L. Francis	$262,500

Douglas W. Vicari	148,438

D. Rick Adams	51,562

Graham J. Wootten	43,124

Equity awards.    We have provided, and expect to provide in the future, awards pursuant to our Equity Plan. In connection with our IPO, we made grants of time-based restricted shares to each of Messrs. Francis, Vicari and Adams, and also made grants of performance-based restricted shares to Messrs. Francis and Vicari. The number of shares granted, and the type of award made, were determined by Messrs. Francis and Vicari prior to completion of our IPO while they served as our sole officers and trustees. Mr. Wootten received a grant of time-based restricted shares that was approved by our compensation committee at the time of his appointment in February 2010. The time-based awards were designed to foster equity ownership by our named executive officers in our company, and align their interests with those of our shareholders. The performance-based awards made to Messrs. Francis and Vicari were designed to provide these key executives, who will be primarily responsible for our growth and operations, with incentives to focus on long-term goals and enhancing shareholder value. Further information about grants made to our named executive officers in 2010 is set forth below under “—Grants of plan-based awards” and “—Narrative discussion of grants of plan-based awards.”

In determining future equity awards, our compensation committee will take into account, among other things, the company’s overall financial performance, the contributions of each of our named executive officers, the long-term equity incentive compensation of officers in similar positions in our target market, internal pay equity and such other factors as the compensation committee may determine to be relevant.

Retirement savings opportunities.    All eligible employees will be able to participate in our 401(k) Retirement Savings Plan, or 401(k) Plan. We expect to provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the 401(k) Plan, employees will be eligible to defer a portion of their salary, and we, at our discretion, may make a matching contribution and/or a profit sharing contribution. We currently do not expect to provide an option for our employees to invest in our common shares through the 401(k) plan.

Health and welfare benefits.    We provide a competitive benefits package to all full-time employees, which includes health and welfare benefits, such as medical, dental, disability insurance and life insurance benefits. The plans under which these benefits are offered do not discriminate in scope, terms or operation in favor of officers and trustees and are available to all full-time employees. Messrs. Francis and Vicari also receive certain perquisites, as described more fully under “—Employment agreements.”

Post-termination pay. As described more fully under “—Employment agreements,” we have entered into employment contracts with each of our named executive officers that provide the officers with compensation if they are terminated without cause, they leave the company with good reason or their employment terminates in some circumstances following a change in control. We believe these common protections promote our ability to attract and retain management and assure us that our executive officers will continue to be dedicated and available to provide objective advice and counsel notwithstanding the possibility, threat or occurrence of a change in their circumstances or in the control of our company.

Tax considerations

Section 162(m) of the Internal Revenue Code may limit the deductibility on our tax return of compensation over $1 million to any of our named executive officers unless, in general, the compensation is paid pursuant to a plan which is performance-related, non-discretionary and has been approved by our shareholders, such as our Equity Plan. Although the base salaries and any amounts payable to our named executive officers under our 2010 bonus plan will not qualify under these criteria, the Internal Revenue Service has issued a series of private letter rulings which indicate that compensation paid by an operating partnership to executive officers of a REIT that serves as its general partner is not subject to limitation under Section 162(m) to the extent such compensation is attributable to services rendered to the operating partnership. While we have not obtained a ruling on this issue, we believe the positions taken in the rulings would apply to our operating partnership as well. As a result, because substantially all of the services rendered by our executive officers have been and will be rendered on behalf of our operating partnership, we believe that the compensation we have paid and expect to pay to our executive officers for 2010 will not be limited by Section 162(m).

Even if Section 162(m) were determined to be applicable to the compensation paid to our named executive officers, we believe that, because we expect to qualify as a REIT under the Internal Revenue Code and to pay dividends sufficient to minimize federal income taxes, the payment of compensation that does not satisfy the requirements of Section 162(m) will generally not affect our net income. To the extent that compensation does not qualify for a deduction under Section 162(m), a larger portion of shareholder distributions may be subject to federal income taxation as dividend income rather than return of capital. We do not believe that Section 162(m) will materially affect the taxability of stockholder distributions, although no assurance can be given in this regard due to the variety of factors that affect the tax position of each shareholder. For these reasons, our compensation committee’s compensation policy and practices are not directly guided by considerations relating to Section 162(m).

Impact of compensation practices on risk management

The capital deployment element of our 2010 cash bonus plan is designed to reward our key employees for their efforts in growing our portfolio of hotel properties as quickly as prudently possible. In creating this element of the 2010 cash bonus plan, our senior management team, board of trustees and compensation committee recognized that there is a risk that this element may provide our named executive officers and other employees who participate in the plan with incentives to make acquisitions of hotel properties that may not be in our shareholders’ best interests over the long term, if only to ensure that these officers receive the maximum bonus amounts tied to that element of the plan. We believe, however, that this risk is mitigated, if not entirely eliminated, by a number of factors, including:

•

Our investment process results in production of significant amounts of financial and other information about each targeted property, and requires our board of trustees to approve all acquisitions before they are made;

•

The value of the equity owned by our executive officers, including the time-based and performance-based restricted shares granted to them, more than offsets the maximum amount of cash bonuses that may be paid to them under this component of the cash bonus plan; and

•

The equally-weighted component of the 2010 cash bonus plan focusing on the actual Hotel EBITDA generated for 2010 as compared to the budgeted levels of Hotel EBITDA for our properties further aligns the interests of our management team with those of our shareholders by providing management with incentives to ensure that the properties acquired are operated by their respective managers in a way that maximizes their operating results.

The following table sets forth the annual base salary and other compensation payable to our executive officers as of the completion of this offering. The table assumes:

•	All base salaries are paid in full instead of pro-rated for 2010, as described above;

•	Each named executive officer achieves the target level of performance under our 2010 cash bonus plan; and

•	Each name executive officer earns the maximum discretionary bonus payable to him under our 2010 cash bonus plan for achievement of his individual performance goals.

Actual amounts earned for 2010 may differ from those shown in the table.

Summary Compensation Table

Name and Principal Position	Salary($)	Bonus($)	Stock Awards($)	Non-Equity Incentive Plan Compensation($)	All Other Compensation($)		Total($)

James L. Francis	$700,000	$262,500	$2,190,167	$525,000	$25,000	(1)	$3,702,667
President and CEO

Douglas W. Vicari	$475,000	$148,438	$1,455,437	$267,188	$25,000	(1)	$2,371,063
EVP, CFO and Treasurer

D. Rick Adams	$275,000	$51,562	$481,865	$103,126	$—		$911,552
Senior Vice President and Chief Investment Officer

Graham J. Wootten	$230,000	$43,124	$504,608	$86,250	$—		$863,982
Senior Vice President, Chief Accounting Officer and Secretary

(1)	The employment agreements for Messrs. Francis and Vicari provide for payments to each of them of amounts up to $10,000 annually for a comprehensive physical and medical examination and up to $15,000 annually for financial planning purposes.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)		Grant Date Fair Value of Stock and Option Awards
		Threshold (#)	Target (#)	Maximum (#)	Threshold (#)	Target (#)	Maximum (#)

James L. Francis	01/27/10	$131,250	$525,000	$787,500	13,934		23,224	96,935	(3)	$2,190,167	(6)
Douglas W. Vicari	01/27/10	$62,344	$267,188	$445,312	9,088		15,146	64,623	(3)	$1,455,437	(6)
D. Rick Adams	01/27/10 02/16/10	$25,781	$103,126	$154,688	–		–	25,243	(4)	$481,865	(6)
Graham J. Wootten	02/16/10	$21,563	$86,250	$129,376	–		–	25,243	(5)	$504,608	(6)

(1)	Represents amounts payable under our 2010 cash bonus plan. See “—Compensation discussion and analysis—Elements of named executive officer compensation—Annual cash bonus.”

(2)	Represents performance share awards issued upon completion of the IPO. In accordance with the executive’s award agreement, the number of shares initially granted was increased ratably as a result of the partial exercise by the underwriters of the IPO of their overallotment option in February 2010. These awards will vest upon our achievement of specified performance metrics. See “—Narrative discussion of grants of plan-based awards.”

(3)	Represents common shares issued upon completion of the IPO. In accordance with the executive’s award agreement, the number of shares initially granted was increased ratably as a result of the partial exercise by the underwriters of the IPO of their overallotment option in February 2010. These awards will vest ratably in annual installments over a three-year period commencing on the first anniversary of the closing of the IPO. See “—Narrative discussion of grants of plan-based awards.”

(4)	Represents (i) 22,500 common shares issued upon completion of the IPO, which will vest ratably over a three-year period commencing on the first anniversary of the closing of the IPO and (ii) 2,500 common shares issued on February 16, 2010, which will vest ratably over a three-year period commencing on February 16, 2011. In accordance with Mr. Adams’ award agreements, the number of shares initially granted was increased ratably as a result of the partial exercise by the underwriters of the IPO of their overallotment option in February 2010. See “—Narrative discussion of grants of plan-based awards.”

(5)	Represents common shares issued to Mr. Wootten in connection with his appointment as an executive officer of the Company. In accordance with Mr. Wootten’s award agreement, the number of shares initially granted was increased ratably as a result of the partial exercise by the underwriters of the IPO of their overallotment option in February 2010. These awards will vest ratably over a three-year period commencing on February 16, 2011. See “—Narrative discussion of grants of plan-based awards.”

(6)	Represents the estimated grant date fair value of the common shares and performance share awards.

Narrative discussion of grants of plan-based awards

In addition to base salary, annual bonus and non-equity incentive compensation, our named executive officers are entitled to receive long term equity incentive compensation designed to provide additional motivation over a performance period beginning on January 21, 2010 and ending on December 31, 2012. Upon completion of the IPO, each of Messrs. Francis, Vicari and Adams was granted a number of restricted common shares subject to time-based or performance-based vesting requirements. On February 16, 2010, Mr. Wootten and Mr. Adams were granted 25,000 and 2,500 timed-based restricted common shares, respectively, reflecting Mr. Wootten’s initial award upon assuming his officer role and an additional award to Mr. Adams reflecting internal pay equity considerations. In accordance with each executive’s award agreement, the number of shares initially granted to each executive was increased ratably as a result of the partial exercise by the underwriters of the IPO of their overallotment option in February 2010. The time-based shares will vest one-third per year beginning on the first anniversary of the grant date, assuming the executive remains employed by the company on such anniversary. Of the performance-based shares, one-third of such shares will be eligible for vesting each year.

The actual number of performance shares that vest in a particular year will be determined by our success in attaining or exceeding performance goals linked to relative total shareholder return, or RTSR, measured at year-end for each year of the performance period, by comparing our annual total shareholder return to the total return (on a comparable basis) of the SNL US REIT Hotel Index prepared by SNL Financial LC.

For this purpose, we will use the following formula to calculate our total shareholder returns, or TSR, for a given year:

Annual TSR =	(December 31 closing share price * Adjusted share count) - Closing share price on December 31 of prior year
Closing share price on December 31 of prior year

In the Annual TSR formula for the year ending December 31, 2010, the term “closing share price on December 31 of prior year” will be equal to $20.00. The term “adjusted share count” means one share plus the number of shares received in connection with the assumed reinvestment of all dividends paid during the period at the closing price of our common shares on the ex-dividend date for each such dividend.

If the total return for the index is positive for any year, the performance shares will vest only if our TSR for that year equals or exceeds 75% of the total return produced by the index, in which case vesting will occur as follows:

•	If our TSR for the year equals 75% of the total return produced by the index, 60% of the performance shares subject to vesting for that year will vest.

•	If our TSR equals or exceeds the total return produced by the index, 100% of the performance shares subject to vesting for that year will vest.

•	If our TSR is between 75% and 100% of the total return produced by the index, the number of performance shares that will vest for that year will be interpolated ratably between 60% and 100%.

If the total return for the index is negative for any year, performance shares will vest for that year if our TSR exceeds the index’s total return, in which case 100% of the performance shares subject to vesting for that year will vest.

If the performance goal is not met in a particular year, such that a portion of the performance shares do not vest in that year, Messrs. Francis and Vicari may still earn a payout of performance shares if we achieve a level of RTSR over the entire performance period from January 21, 2010 through December 31, 2012 that exceeds specified levels described below. Use of this measure is designed to provide our senior executive officers with a continued incentive and an ability to earn a payout if we perform well in TSR compared to the total return of the index over the entire performance period, yet are unable to attain the RTSR metric in a given year. Our cumulative TSR over the entire performance period for this purpose will be computed as follows:

Cumulative TSR =	(December 31, 2012 closing share price * Adjusted share count) - $20.00
$20.00

If the cumulative total return for the index is positive for the period, the previously unvested performance shares will vest only if our cumulative TSR equals or exceeds 75% of the cumulative total returns produced by the index for the performance period, in which case vesting will occur as follows:

•	If our cumulative TSR equals 75% of the cumulative total return produced by the index, 60% of the previously unvested performance shares will vest.

•	If our cumulative TSR equals or exceeds the cumulative total return produced by the index, 100% of the previously unvested performance shares will vest.

•

If our cumulative TSR is between 75% and 100% of the cumulative total return produced by the index, the number of previously unvested performance shares that will vest will be interpolated ratably between 60% and 100%.

If the cumulative total return produced by the index is negative for the entire performance period, the previously unvested performance shares will vest if our cumulative TSR exceeds the index’s cumulative total return, in which case 100% of the previously unvested performance shares will vest.

Notwithstanding the vesting requirements discussed above, all long-term equity incentive compensation awards will vest upon the death or disability of the executive officer or, for awards other than share options that are not intended to qualify as performance based awards under Section 162(m) of the Internal Revenue Code, if the executive officer’s employment is terminated by us without cause, or if there is a change in control and the executive officer resigns for good reason or is terminated without cause within 12 months of such change in control.

Equity plan

We have adopted an Equity Plan, which provides for the issuance of equity-based awards, including share options, share appreciation rights (SARs), restricted shares, share units, unrestricted share awards and other awards based on our common shares that may be made by us to our trustees and officers and to our advisors and consultants who are providing services to us as of the date of the grant.

The material features of the Equity Plan are summarized below. The complete text of the Equity Plan is filed as an exhibit to the registration statement of which this prospectus forms a part.

General.    We have reserved 454,657 common shares for issuance under the Equity Plan. As of the date of this prospectus, we have granted (1) 250,414 restricted common shares to our executive officers, which consisted of 212,044 time-based common shares and 38,370 performance-based common shares, and (2) 6,710 unrestricted common shares to our non-employee trustees, which vested immediately. As of the date of this prospectus, subject to increases resulting from the forfeiture of currently outstanding awards, 197,533 common shares are reserved and available for future issuances under the Plan. Any shares that may be issued under the Equity Plan to any person pursuant to an award are counted against this limit as one share for every one share granted. The maximum number of shares that may be issued to any person in one calendar year as options or SARs is 350,000, and the maximum number of shares that can be issued to any person in one calendar year, other than in the form of options, SARs, time-vested restricted shares or share units that are not performance-based, is 350,000. The maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one person is $5,000,000 and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $15,000,000.

Purposes.    The purposes of the Equity Plan are to enable us to attract and retain highly qualified trustees and officers and to enable us to provide incentives to our personnel and other parties who contribute to our success in a manner linked directly to increases in shareholder value.

Administration.    The Equity Plan is administered by the compensation committee of our board. Subject to the terms of the Equity Plan, the compensation committee, or its delegates pursuant to the Equity Plan, may select participants to receive awards, determine the types of awards and terms and conditions of awards and interpret provisions of the Equity Plan.

Source of shares.    The common shares issued or to be issued under the Equity Plan consist of authorized but unissued shares. If any shares covered by an award are not purchased or are forfeited, if an award is settled in cash or if an award otherwise terminates without delivery of any shares, then the number of common shares counted against the aggregate number of shares available under the Equity Plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the Equity Plan as one share.

Eligibility.    Awards may be made under the Equity Plan to our or our affiliates’ trustees, directors and officers providing services to us, or our affiliates, and to any other individual whose participation in the Equity Plan is determined to be in our best interests by our board.

Amendment or termination of the Equity Plan.    While the compensation committee may terminate or amend the Equity Plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of our shareholders to the extent required by law or if the amendment would materially increase the benefits accruing to participants under the Equity Plan, materially increase the aggregate number of shares that may be issued under the Equity Plan, or materially modify the requirements as to eligibility for participation in the Equity Plan. Unless terminated earlier, the Equity Plan will terminate in 2020, but will continue to govern unexpired awards.

Options.    The Equity Plan permits the granting of options to purchase common shares intended to qualify as “incentive stock options” under the Internal Revenue Code, referred to as incentive share options, and options that do not qualify as incentive share options, referred to as non-qualified share options. Incentive share options will only be granted to our employees and employees of our subsidiaries.

The exercise price of each option may not be less than 100% of the fair market value of our common shares on the date of grant as determined pursuant to the Equity Plan. If we were to grant incentive share options to any 10% shareholder, the exercise price may not be less than 110% of the fair market value of our common shares on the date of grant. We may grant options in substitution for options held by employees of companies that we may acquire. In this case, the exercise price would be adjusted to preserve the economic value of the employee’s share option from his or her former employer. Such options granted in substitution shall not count against the shares available for issuance under the Equity Plan.

The term of each option may not exceed ten years from the date of grant; the term of each option that is intended to qualify as an incentive share option and that is granted to any 10% shareholder may not exceed five years from the date of grant. The compensation committee will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by the compensation committee or our board. The exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged.

In general, an optionee may pay the exercise price of an option by cash, certified check or by tendering our common shares.

Options granted under the Equity Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.

Other awards.    The following may also be awarded under the Equity Plan:

•	common shares subject to vesting restrictions, which are common shares issued at no cost or for a purchase price;

•	share units, which are the conditional right to receive a common share or cash in the future, subject to restrictions, including vesting restrictions;

•	unrestricted common shares, which are common shares issued at no cost or for a purchase price which are free from any restrictions under the Equity Plan;

•	dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of common shares;

•

a right to receive a number of shares or an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a specified period; and

•

performance-based and non-performance-based incentive awards, ultimately payable in shares or cash or a combination thereof, which may be multi-year and/or annual incentive awards subject to achievement of specified performance goals tied to business criteria described below.

Business criteria.    In establishing performance goals for awards intended to comply with Section 162(m) of the Internal Revenue Code to be granted to covered officers, we will use one or more of the following business criteria as selected by the compensation committee:

•	total shareholder return;

•

total shareholder return as compared to total return (on a comparable basis) of a publicly available index, such as, but not limited to, the Standard & Poor’s 500 Stock Index or the SNL U.S. REIT Hotel Index prepared by SNL Financial LC;

•	net income;

•	pretax earnings;

•	earnings before interest expense and taxes;

•	earnings before interest expense, taxes, depreciation and amortization;

•	pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items;

•	operating margin;

•	earnings per share;

•	return on equity;

•	return on assets;

•	return on capital;

•	return on investment;

•	operating earnings;

•	working capital;

•	ratio of debt to shareholders’ equity;

•	revenue;

•	book value;

•	FFO or FFO per share;

•	cash available for distribution, or CAD, per share;

•	cash flow;

•	economic value-added models or equivalent metrics; or

•	reductions in costs.

Adjustments for share dividends and similar events.    We will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the Equity Plan, including the individual limitations on awards, to reflect share dividends, share splits, spin-offs and other similar events.

Extraordinary vesting events.    If we experience a Corporate Transaction (as defined below), the compensation committee will have full authority to determine the effect, if any, on the vesting, exercisability, settlement, payment or lapse of restrictions applicable to an award. The effect of a Corporate Transaction may be specified in a participant’s award agreement or determined at a subsequent time, including, without limitation, the substitution of new awards, the termination or the adjustment of outstanding awards, the acceleration of awards or the removal of restrictions on outstanding awards. A “Corporate Transaction” under the Equity Plan means (1) our dissolution or liquidation; (2) our merger, consolidation or reorganization with one or more other entities in which we are not the surviving entity; (3) a sale of substantially all of our assets to another person or entity; or (4) any transaction (including without limitation a merger or reorganization in which we are the surviving entity) which results in any person or entity (other than already existing shareholders or affiliates) owning 50% or more of the combined voting power of all classes of our shares of beneficial interest.

Employment agreements

We have entered into employment agreements with Messrs. Francis, Vicari, Adams and Wootten that provide for an annual base salary of $700,000 for Mr. Francis, $475,000 for Mr. Vicari, $275,000 for Mr. Adams, and $230,000 for Mr. Wootten, payable in approximately equal semi-monthly installments. Pursuant to the terms of a salary deferral arrangement, Messrs. Francis and Vicari did not commence receiving their base salaries until March 2010. In addition, the employment agreements provide these individuals with severance benefits if their employment ends under certain circumstances. We believe that the agreements benefit us by helping to retain the executives and by allowing them to focus on their duties without the distraction of the concern for their personal situations in the event of a possible change in control of our company.

The agreements have an initial term of three years for Messrs. Francis and Vicari and an initial term of two years for Messrs. Adams and Wootten, beginning on January 27, 2010, except with respect to Mr. Wootten, whose employment commenced on February 16, 2010. Thereafter, the term of the agreements will be extended for an additional year on each anniversary of the effective date of the commencement of employment, unless either party gives 90 days’ prior notice that the term will not be extended.

Each of these executives is entitled to receive benefits under the agreements if (1) we terminate the executive’s employment without cause, or (2) if there is a change in control during the term of the agreements and the executive resigns for good reason or is terminated without cause within 12 months following such change in control. Under these scenarios, each of the executives is entitled to receive (1) any accrued but unpaid salary and bonuses (including incentive compensation), (2) reimbursement for any outstanding reasonable business expense, (3) vesting as of the executive’s last day of employment of any unvested options or restricted shares previously issued to the executive, (4) continued life and health insurance as described below, and (5) a severance payment calculated as described below.

If we terminate the executive without cause the severance payment is equal to two times in the case of Messrs. Francis and Vicari, or one times in the case of Messrs. Adams and Wootten, current salary plus two times in the case of Messrs. Francis and Vicari, or one times in the case of Messrs. Adams and Wootten, the greater of (1) the average of all bonuses paid to them during the preceding 36 months (or the period of the executive’s employment if shorter) and (2) the most recent bonus paid to the executive. In addition, the executive is eligible to receive payment of life and health insurance coverage for a period of 24 months for Messrs. Francis and Vicari, and 12 months for Messrs. Adams and Wootten, following such executive’s termination of employment.

If there is a change of control during the term of the agreements and within 12 months following a change in control, we terminate the executive without cause or he resigns for good reason, the severance payment is equal to three times in the case of Messrs. Francis and Vicari, or two times in the case of Messrs. Adams and Wootten, current salary plus three times in the case of Messrs. Francis and Vicari, or two times in the case of Messrs. Adams and Wootten, the greater of (1) the average of all bonuses paid to the executive during the preceding 36 months (or the period of the executive’s employment if shorter) and (2) the most recent bonus paid to the executive. In addition, in the event of a termination or resignation following a change in control as described above, the executive will be eligible to receive payment of life and health insurance coverage for a period of 36 months for Messrs. Francis and Vicari, and 24 months for Messrs. Adams and Wootten, following termination of employment, and payments to compensate the executive for additional taxes, if any, imposed under Section 4999 of the Internal Revenue Code for receipt of excess parachute payments.

In addition, the employment agreements for Messrs. Francis and Vicari provide up to $10,000 annually for a comprehensive physical and medical examination and up to $15,000 annually for financial planning services. These benefits will not continue beyond termination of the agreements.

The employment agreements contain customary non-competition and non-solicitation covenants that apply during the term and for one year after the term of each executive’s employment with our company.

None of our executives received any compensation from us in 2009.

Investment policies and policies with respect to certain activities

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time-to-time at the discretion of our board of trustees, without shareholder approval. Any change to any of these policies by our board of trustees, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of trustees believes that it is advisable to do so in our and our shareholders’ best interests. We intend to disclose any changes in our investment policies in periodic reports that we file or furnish under the Exchange Act. We cannot assure you that our investment objectives will be attained.

Investments in real estate or interests in real estate

We invest principally in hotel properties. At the completion of this offering, we will not have committed any portion of the net proceeds of this offering to any specific investment. Our senior executive officers will identify and negotiate acquisition opportunities, subject to approval by our board of trustees. For information concerning the investing experience of these individuals, please see the sections entitled “Our business and properties—Our team” and “Management.”

We conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our primary investment objectives are to enhance shareholder value over time by generating strong returns on invested capital, consistently paying attractive distributions to our shareholders and achieving long-term appreciation in the value of our lodging investments.

There are no limitations on the amount or percentage of our total assets that may be invested in any one property. Additionally, no limits have been set on the concentration of investments in any one location or property type.

Additional criteria with respect to our hotel investments is described in “Our business and properties—Our strategy.”

Investments in mortgages, structured financings and other lending policies

We do not currently intend to invest in loans secured by properties or make loans to persons. However, we do not have a policy limiting our ability to invest in loans secured by other properties or to make loans to other persons. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities.

Investments in securities of or interests in persons primarily engaged in real estate activities and other issuers

Generally speaking, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will cause us or any of our subsidiaries to fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before any registration under that act would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Disposition policy

Although we have no current plans to dispose of properties that we acquire, we will consider doing so, subject to REIT qualification and prohibited transaction rules, if our management determines that a sale of a property would be in our best interests based on the price being offered for the property, the operating performance of the property, the tax consequences of the sale and other factors and circumstances surrounding the proposed sale.

Financing policies

We intend to target an overall debt level of up to 45% of the aggregate purchase prices of all our portfolio properties. Our board of trustees will review these limits on a regular basis and will have the ability to amend or modify them without shareholder approval. To the extent our board amends or modifies them in the future, we will disclose any such amendments or modifications to these debt financing policies in periodic reports that we will file or furnish with the SEC.

We recently closed a two-year, $115.0 million revolving credit facility with a lending syndicate. Our operating partnership is the borrower, and we and certain of our indirect subsidiaries serve as guarantors of borrowings under the revolving credit facility. As of September 1, 2010, giving effect to the factors that determine amounts available for borrowing, we had approximately $7 million of remaining borrowing capacity under our revolving credit facility. For a more detailed description of the terms of this revolving credit facility, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

We consider a number of factors when evaluating our level of indebtedness and making financial decisions, including, among others, the following:

•	the interest rate of the proposed financing;

•	the extent to which the financing impacts our ability to asset manage our properties;

•	prepayment penalties and restrictions on refinancing;

•	our long-term objectives with respect to the financing;

•	our target investment returns;

•	the ability of particular properties, and our company as a whole, to generate cash flow sufficient to cover expected debt service payments;

•	our overall level of indebtedness;

•	timing of debt maturities;

•	provisions that require recourse and cross-collateralization;

•	corporate credit ratios including debt service coverage, debt to total market capitalization and debt to undepreciated assets; and

•	the overall ratio of fixed- and variable-rate debt.

Equity capital policies

Subject to applicable law and the requirements for listed companies on the NYSE, our board of trustees has the authority, without further shareholder approval, to issue additional authorized common and preferred shares or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing shareholders have no preemptive right to additional shares issued in any offering, and any offering might cause a dilution of investment. We may in the future issue common shares in connection with acquisitions. We also may issue units of limited partnership interest in our operating partnership in connection with acquisitions of property.

Our board of trustees may authorize the issuance of preferred shares with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control in us that might involve a premium price for holders of our common shares or otherwise might be in their best interests. Additionally, preferred shares could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common shares.

We may, under certain circumstances, purchase common shares in the open market or in private transactions with our shareholders, if those purchases are approved by our board of trustees. Our board of trustees has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.

In the future, we may institute a dividend reinvestment plan, or DRIP, which would allow our shareholders to acquire additional common shares by automatically reinvesting their cash dividends. Shares would be acquired pursuant to the plan at a price equal to the then prevailing market price. Shareholders who do not participate in the plan will continue to receive cash distributions as declared.

Conflict of interest policy

We have adopted policies to reduce potential conflicts of interest. A “conflict of interest” occurs when a trustee’s, officer’s or employee’s personal interest interferes with our interest. Generally, our policies provide that any transaction, agreement or relationship in which any of our trustees, officers or employees has an interest must be approved by our audit committee or a majority of our disinterested trustees. However, we cannot assure you that these policies will be successful in eliminating the influence of these conflicts. See “Risk factors—Risks related to our business and properties.”

Applicable Maryland law provides that a contract or other transaction between a Maryland real estate investment trust and any of that entity’s trustees or any other entity in which that trustee is also a trustee or director or has a material financial interest is not void or voidable solely on the grounds of the common board membership or interest, the fact that the trustee was present at the meeting at which the contract or transaction is approved or the fact that the trustee’s vote was counted in favor of the contract or transaction, if:

•

the fact of the common board membership or interest is disclosed to the board or a committee of the board, and the board or that committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested members, even if the disinterested members constitute less than a quorum;

•

the fact of the common board membership or interest is disclosed to shareholders entitled to vote on the contract or transaction, and the contract or transaction is approved by a majority of the votes cast by the shareholders entitled to vote on the matter, other than votes of shares owned of record or beneficially by the interested director, corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to the trust.

Our declaration of trust specifically adopts these provisions of Maryland law.

Reporting policies

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Pursuant to these requirements, we are required to file periodic reports, proxy statements and other information, including annual audited financial statements, with the SEC, and will in the future furnish to our shareholders annual reports containing consolidated financial statements audited by our independent certified public accountants.

Principal shareholders

The following table sets forth certain information, prior to completion of the offering, regarding the ownership of each class of our shares by:

•	each of our trustees;

•	each of our executive officers;

•	each holder of 5% or more of each class of our shares; and

•	all of our trustees and executive officers as a group.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the investor has the right to acquire within 60 days (such as restricted common shares that are currently vested or which are scheduled to vest within 60 days).

Unless otherwise indicated, the address of each named person is c/o Chesapeake Lodging Trust, 1997 Annapolis Exchange Parkway, Suite 410, Annapolis, MD 21401. No shares beneficially owned by any executive officer or trustee have been pledged as security.

Beneficial Owner	Shares Owned	Percentage

James L. Francis	180,159	1.9%
Douglas W. Vicari	119,769	1.3%
D. Rick Adams	25,243	*
Graham J. Wootten	25,243	*
Thomas A. Natelli	51,500	*
Thomas D. Eckert	11,000	*
John W. Hill	2,210	*
George F. McKenzie	1,000	*
Jeffrey D. Nuechterlein	1,000	*
Porter Orlin LLC(1)	1,050,000	11.23%
BAMCO, Inc.(2)	904,862	9.8%
High Rise Capital Advisors, L.L.C.(3)	481,000	5.2%
All trustees and executive officers as a group (9 persons)	417,124	4.4%

*	Represents less than 1% of the common shares outstanding upon the closing of the offering.

(1)

On July 13, 2010, Porter Orlin LLC and four of its affiliates filed an amended Schedule 13G to report ownership of 1,050,000 common shares, constituting 11.23% of our outstanding common shares. The common shares are held in the accounts of unregistered investment companies and managed accounts over which Porter Orlin LLC and its affiliates exercise investment discretion. Our board of trustees has granted Porter Orlin LLC a waiver from the common share ownership limit of our declaration of trust that permits Porter Orlin LLC to beneficially own up to 11.33% of our outstanding common shares. For additional information on our declaration of trust and the ownership limitations contained therein, see “Description of shares of beneficial interest—Restrictions on ownership and transfer.” The address for Porter Orlin LLC is 666 Fifth Avenue, 34th Floor, New York, New York 10103. All information shown is based on information reported by Porter Orlin LLC on a Schedule 13G filed with the SEC on the date indicated in this footnote

(2)	The common shares held by BAMCO, Inc. are held on behalf of certain of its investment advisory clients. Ronald Baron is the indirect controlling shareholder of BAMCO, Inc. and may be deemed to share with BAMCO, Inc. voting and dispositive power over such shares. Mr. Baron disclaims beneficial ownership of such shares held by BAMCO, Inc. (or the investment advisory clients thereof) to the extent such shares are held by persons other than Mr. Baron. BAMCO, Inc. disclaims beneficial ownership of shares held by its investment advisory clients to the extent such shares are held by persons other than BAMCO, Inc. and its affiliates. The address for BAMCO, Inc., certain of its investment advisory clients and Mr. Baron is c/o Baron Capital Group, Inc., 767 Fifth Avenue, New York, NY, 10153.

(3)	On April 6, 2010, High Rise Capital Advisors, L.L.C. filed a Schedule 13G to report indirect ownership of 481,000 common shares, constituting 5.2% of our outstanding common shares. The address for High Rise Capital Advisors, L.L.C. is 535 Madison Avenue, New York, NY 10022. All information is based on information reported by High Rise Capital Advisors, L.L.C. on a Schedule 13G filed with the SEC on the date indicated in this footnote.

Certain relationships and related transactions

Purchases of common shares by certain executive officers and trustees

Concurrently with the IPO, in a separate private placement, we sold an aggregate of 150,000 common shares to our non-executive chairman and certain executive officers at $20.00 per share.

Loans from certain executive officers and trustees

Messrs. Francis and Vicari loaned the company an aggregate of $249,000 to fund our formation and the costs related to the IPO. The loans were structured as demand notes and accrued interest at the Federal Short Term Rate as announced by the Internal Revenue Service. Immediately following the closing of the IPO and concurrent private placements, we used approximately $250,000 of the net proceeds to repay these loans to Messrs. Francis and Vicari, and to repurchase the shares acquired by them in connection with our initial capitalization for $1,000.

Restricted common shares and other equity based awards

Our Equity Plan provides for grants of restricted common shares and other equity based awards to our trustees and officers and to our advisors and consultants who are providing services to us as of the date of the grant of the award. Upon completion of the IPO, each of Messrs. Francis, Vicari and Adams was granted a number of restricted common shares subject to time-based or performance-based vesting requirements. On February 16, 2010, Mr. Wootten and Mr. Adams were granted 25,000 and 2,500 timed-based restricted common shares, respectively, reflecting Mr. Wootten’s initial award upon assuming his officer role and an additional award to Mr. Adams reflecting internal pay equity considerations. In accordance with each executive’s award agreement, the number of shares initially granted to each executive was increased ratably as a result of the partial exercise by the underwriters of the IPO of their overallotment option in February 2010. As of the date of this prospectus, the grants made to such officers were as follows:

	Time-Based Restricted Shares(1)	Value- Time-Based Restricted Shares(2)	Performance- Based Restricted Shares(3)	Value- Performance- Based Restricted Shares(2)	Total Value(2)

James L. Francis	96,935	$1,840,796	23,224	$349,371	$2,190,167
Douglas W. Vicari	64,623	$1,227,589	15,146	$227,848	$1,455,437
D. Rick Adams	25,243	$481,865	—	—	$481,865
Graham J. Wootten	25,243	$504,608	—	—	$504,608

(1)	The restrictions on the time-based restricted shares granted to Messrs. Francis and Vicari, and with respect to 22,500 of the time-based restricted shares granted to Mr. Adams, will lapse at the rate of one-third of the number of shares per year commencing on the first anniversary of the closing of the IPO. The restrictions on the time-based restricted shares granted to Mr. Wootten, as well as the remaining 2,500 time-based restricted common shares granted to Mr. Adams, will lapse at the rate of one-third the number of shares per year commencing on February 16, 2011. Dividends will be paid on the time-based restricted shares when declared and paid on our common shares generally.

(2)	The value of each restricted share award is based on the closing price of our common shares on the date of issuance.

(3)	The restrictions on the performance-based restricted shares will lapse upon our achievement of specified performance metrics. Dividends will accrue on the performance-based restricted shares that remain subject to vesting, but will only be paid if the shares vest.

Description of shares of beneficial interest

The following is a summary of the material terms of our shares of beneficial interest. The discussion that follows is based in part on the terms of our declaration of trust and bylaws. All references to the declaration of trust and bylaws are to the amended versions, copies of which have been filed as Exhibits 3.1 and 3.2, respectively, to the registration statement of which this prospectus forms a part. See “Where you can find more information.”

Common shares of beneficial interest

We are authorized to issue up to 400,000,000 common shares of beneficial interest, par value $0.01 per share. Holders of our common shares are entitled to receive dividends when, as and if declared by our board of trustees, out of funds legally available for distribution. If we fail to pay dividends on our outstanding preferred shares of beneficial interest, if any are then outstanding, generally we may not pay dividends on or repurchase our common shares. If we were to liquidate, dissolve or wind up our affairs, holders of our common shares would be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of our debts and other liabilities and the preferential amounts owing with respect to any of our outstanding preferred shares. Holders of our common shares have no preemptive rights, which means they have no right to acquire any additional common shares that we may issue at a later date.

The holders of our common shares are entitled to cast one vote for each share on all matters presented to our shareholders for a vote. All common shares offered by this prospectus will be, when issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred shares which we may designate and issue in the future.

Preferred shares of beneficial interest

We are authorized to issue up to 100,000,000 preferred shares of beneficial interest, par value $0.01 per share. Our declaration of trust provides that preferred shares may be issued from time-to-time in one or more series and gives our board of trustees broad authority to fix the dividend and distribution rights, conversion and voting rights, if any, redemption provisions and liquidation preferences of each series of preferred shares. Holders of preferred shares will have no preemptive rights. The preferred shares will be, when issued, fully paid and nonassessable.

Power to reclassify shares and issue additional shares

Our declaration of trust authorizes our board of trustees to classify any unissued preferred shares and to reclassify any previously classified but unissued common shares and preferred shares of any series from time-to-time in one or more series, as authorized by the board of trustees. Prior to issuance of any classified or reclassified shares of a particular class or series, our board of trustees is required by Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, which we refer to as the Maryland REIT law, and our declaration of trust to set for each such class or series, subject to the provisions of our declaration of trust regarding the restrictions on transfer of shares of beneficial interest, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. As a result, our board of trustees could authorize the issuance of preferred shares that have priority over the common shares with respect to dividends and rights upon liquidation and with other terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of common shares or otherwise might be in their best interest.

Restrictions on ownership and transfer

To qualify as a REIT under the Internal Revenue Code, our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares (after taking into account options to acquire shares) may be owned, directly, indirectly or through attribution, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. Under the rules applicable to REITs, corporations are not considered “individuals” for purposes of this test. These requirements need not be satisfied during our first initial tax year as a REIT, but must be satisfied every year thereafter.

To maintain our qualification as a REIT, our declaration of trust includes restrictions on the number of our shares that a person may own. The declaration of trust provides:

•

no person, other than a person that has received an exemption, may own directly or indirectly, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code, more than 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding common shares of any class or series;

•

no person, other than a person that has received an exemption, may own directly or indirectly, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code, more than 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding preferred shares of any class or series;

•

no person (as defined in the declaration of trust) shall actually or beneficially own our shares to the extent that such ownership would result in our being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause us to fail to qualify as a REIT at any time;

•	no person (as defined in the declaration of trust) shall transfer our shares if such transfer would result in our shares being owned by fewer than 100 persons at any time;

•

no person may own our shares if such ownership would cause any of our income that would otherwise qualify as rents from real property to fail to qualify as such, including as a result of any of our hotel management companies failing to qualify as “eligible independent contractors” under the REIT rules; and

•	no person may own our shares if such ownership would result in our failing to qualify as a REIT for U.S. federal income tax purposes.

Under the declaration of trust, the board of trustees, in its sole and absolute discretion, may exempt a shareholder that is not an individual from the 9.8% ownership limit for common shares and the 9.8% ownership limit for preferred shares, if such shareholder provides information and makes representations to the board of trustees that are satisfactory to the board of trustees, in its reasonable discretion, to establish that such person’s ownership in excess of the applicable ownership limit would not jeopardize our qualification as a REIT.

In addition, our board of trustees from time-to-time may increase the ownership limits. However, the ownership limits may not be increased if, after giving effect to such increase, five or fewer individuals could own or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding.

Any person who acquires or attempts or intends to acquire actual or beneficial or constructive ownership of our shares that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to us and provide us with such other information as the board of trustees may request in order to determine the effect of such transfer on our qualification as a REIT. If any transfer of our shares occurs which, if effective, would result in any person beneficially or constructively owning shares in excess, or in violation, of the above transfer or ownership limitations, then that number of shares, the beneficial or constructive ownership of which otherwise would cause such person (referred to as a prohibited owner) to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares that otherwise would cause any person to violate the above limitations will be void. Shares held in the charitable trust will continue to constitute issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares held in the charitable trust. The trustee of the charitable trust will be designated by us and must be unaffiliated with us or any prohibited owner and will have all voting rights and rights to dividends or other distributions with respect to shares held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares have been transferred to the trustee will be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee will be held in trust for the trust’s charitable beneficiary. Subject to Maryland law, effective as of the date that such shares have been transferred to the charitable trust, the trustee, in its sole discretion, will have the authority to:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that such shares have been transferred to the charitable trust; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s charitable beneficiary.

However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in our declaration of trust. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary. The prohibited owner will receive the lesser of:

•

the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•

to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and

•	the market price on the date we, or our designee, accept such offer.

We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.

Any certificates we may issue representing our shares will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the Treasury Regulations promulgated thereunder) of all classes or series of our shares, including common shares, is required to give written notice to us within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of shares that the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to us such additional information as the board of trustees may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the various ownership limitations. In addition, each shareholder shall upon demand be required to provide to the board of trustees such information as the board of trustees may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, deter or prevent a transaction or a change in control that might involve a premium price for the common shares or might otherwise be in the best interest of our shareholders.

Transfer agent and registrar

The transfer agent and registrar for our shares is American Stock Transfer & Trust Company, LLC.

Shares eligible for future sale

Upon completion of this offering, we will have 15,850,271 common shares of beneficial interest outstanding. Of these shares, 14,342,978 (15,317,978 shares if the underwriters’ overallotment option is exercised in full) are or will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our declaration of trust, and except for any shares held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer.

We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time-to-time. Sales of substantial amounts of our common shares, or the perception that such sales could occur, may adversely affect prevailing market prices of our common shares. See “Risk factors—Risks related to share ownership and the offering.” For a description of certain restrictions on transfers of our common shares held by certain of our shareholders, see “Description of shares of beneficial interest—Restrictions on ownership and transfer.”

Rule 144

As of the date of this prospectus, 1,507,293 of our outstanding common shares are “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. In general, Rule 144 provides that if (i) one year has elapsed since the date of acquisition of common shares from us or any of our affiliates and (ii) the holder is, and has not been, an affiliate of ours at any time during the three months preceding the proposed sale, such holder may sell such common shares in the public market under Rule 144(b)(1) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements under such rule. In general, Rule 144 also provides that if (i) six months have elapsed since the date of acquisition of common shares from us or any of our affiliates, (ii) we have been a reporting company under the Exchange Act for at least 90 days and (iii) the holder is not, and has not been, an affiliate of ours at any time during the three months preceding the proposed sale, such holder may sell such common shares in the public market under Rule 144(b)(1) subject to satisfaction of Rule 144’s public information requirements, but without regard to the volume limitations, manner of sale provisions or notice requirements under such rule.

In addition, under Rule 144, if (i) one year (or, subject to us being a reporting company under the Exchange Act for at least the preceding 90 days, six months) has elapsed since the date of acquisition of common shares from us or any of our affiliates and (ii) the holder is, or has been, an affiliate of ours at any time during the three months preceding the proposed sale, such holder may sell such common shares in the public market under Rule 144(b)(1) subject to satisfaction of Rule 144’s volume limitations, manner of sale provisions, public information requirements and notice requirements.

Registration rights

We have entered into registration rights agreements with Hyatt Corporation and BAMCO, Inc. on behalf of certain of its investment advisory clients, each of which purchased common shares in private placements concurrently with completion of our IPO, pursuant to which we have agreed to register the resale of their respective common shares owned by them and their respective permitted transferees upon their request. In addition, subject to the exceptions and limitations set forth in the registration rights agreements, these holders have unlimited piggyback registration rights pursuant to which they may request the inclusion of their shares in any registration statement we file for the purpose of registering sales of common shares for our account or the account of future shareholders. Each of these holders has declined to exercise piggyback registration rights in connection with this offering, and each has entered into a 90-day lock-up agreement with the underwriters as described in “Underwriting.”

Certain provisions of Maryland law and of our declaration of trust and bylaws

The following description of certain provisions of Maryland law and of our declaration of trust and bylaws is only a summary. For a complete description, we refer you to Maryland law, our declaration of trust and our bylaws. We have filed our declaration of trust and bylaws as exhibits to the registration statement of which this prospectus is a part. See “Where you can find more information.”

Number of trustees; vacancies

Our declaration of trust and bylaws provide that the number of our trustees is established by a vote of a majority of the members of our board of trustees. We currently have seven trustees. Our bylaws provide that any vacancy, including a vacancy created by an increase in the number of trustees, may be filled by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum.

Removal of trustees

Our declaration of trust and bylaws provide that, subject to the rights of holders of one or more classes or series of preferred shares, if any, that may be issued in the future to elect or remove one or more directors, a trustee may be removed only for cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of trustees. For this purpose, “cause” means, with respect to any particular trustee, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such trustee caused demonstrable, material harm to us through gross negligence, willful misconduct, bad faith or active and deliberate dishonesty. This provision, together with the provision of our bylaws described above which provides that our board has the exclusive power to fill vacancies on the board, may preclude shareholders from removing incumbent trustees and filling the vacancies created by such removal with their own nominees.

Business combinations

Our board of trustees has adopted a resolution opting us out of the business combinations provisions of Maryland law. Our board of trustees may opt to make these provisions applicable to us at any time by passing a subsequent resolution. Maryland law prohibits “business combinations” between us and an interested shareholder or an affiliate of an interested shareholder for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as:

•	any person who beneficially owns 10% or more of the voting power of our shares; or

•

an affiliate or associate of ours who, at any time within the two year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares.

A person is not an interested shareholder if our board of trustees approves in advance the transaction by which the person otherwise would have become an interested shareholder.

However, in approving a transaction, our board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of trustees.

After the five year prohibition, any business combination between us and an interested shareholder generally must be recommended by our board of trustees and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then outstanding shares of beneficial interest; and

•

two-thirds of the votes entitled to be cast by holders of our voting shares other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if our common shareholders receive a minimum price, as described under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Control share acquisitions

Our bylaws contain a provision exempting any and all acquisitions of our common shares from the control shares provisions of Maryland law. Our board of trustees may opt to make these provisions applicable to us at any time by amending or repealing this bylaw provision in the future, and may do so on a retroactive basis. Maryland law provides that “control shares” of a Maryland REIT acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or trustees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares that, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise or direct the exercise of the voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the special meeting. If no request for a special meeting is made, we may present the question at any shareholders’ meeting.

If voting rights are not approved at the shareholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a shareholders’ meeting, the acquiror may then vote a majority of the shares entitled to vote, and all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our declaration of trust or bylaws.

Merger, amendment of declaration of trust or bylaws

Under Maryland REIT law, a Maryland REIT generally cannot dissolve, amend its declaration of trust or merge with another entity unless recommended by the trustees and approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter, is set forth in the REIT’s declaration of trust. In our declaration of trust, we have set the vote required to approve most amendments of our declaration of trust and mergers required to be submitted to our shareholders at a majority of all votes entitled to be cast on the matter. In addition, under the Maryland REIT law and our declaration of trust, our trustees are permitted, without any action by our shareholders, to amend the declaration of trust from time-to-time to qualify as a REIT under the Internal Revenue Code or the Maryland REIT law or in any manner in which the charter of a Maryland corporation may be amended without shareholder approval. Our board of trustees has the exclusive power to amend or repeal any provision of our bylaws and to make new bylaws.

Action by written consent

Our declaration of trust provides that any action required or permitted to be taken by the shareholders may not be taken without a meeting by less than unanimous written consent of our shareholders.

Limitation of liability and indemnification

Our declaration of trust limits the liability of our trustees and officers to us and our shareholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services for the amount of the benefit or profit actually received; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the trustee/officer that was material to the cause of action adjudicated.

Our declaration of trust requires us, to the maximum extent permitted by Maryland law, to pay and advance reasonable expenses to any of our present or former trustees or officers or any individual who, while a trustee or officer, and at our request, serves or has served another entity, employee benefit plan or any other enterprise as a trustee, director, officer, partner or otherwise against any claim or liability arising by reason of service in such capacity.

Consistent with Maryland law, we are required to indemnify our present and former trustees and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

•	the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the trustee or officer actually received an improper personal benefit in money, property or services; or

•	in a criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful.

However, Maryland law prohibits us from indemnifying our present and former trustees and officers for an adverse judgment in a derivative action or if the trustee or officer was adjudged to be liable for an improper personal benefit. Our bylaws and Maryland law require us, as a condition to advancing expenses in certain circumstances, to obtain:

•	a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking to repay the amount advanced if the standard of conduct is not met.

We have entered into indemnification agreements with our trustees and our officers, providing for procedures for indemnification by us, to the fullest extent permitted by law, and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us.

We have obtained an insurance policy under which our trustees and executive officers are insured, subject to the limits of the policy, against certain losses arising from claims made against such trustees and officers by reason of any acts or omissions covered under such policy in their respective capacities as trustees or officers, including certain liabilities under the Securities Act.

We have been advised that the SEC has expressed the opinion that indemnification of trustees, officers or persons otherwise controlling a company for liabilities arising under the Securities Act is against public policy and is therefore unenforceable.

Term and termination

Our declaration of trust provides for us to have a perpetual existence. Pursuant to our declaration of trust, and subject to the provisions of any of our classes or series of shares of beneficial interest then outstanding and the approval by a majority of the entire board of trustees, our shareholders, at any meeting thereof, by the affirmative vote of at least two thirds of all of the votes entitled to be cast on the matter, may approve a plan of liquidation and dissolution.

Meetings of shareholders

Under our bylaws, annual meetings of shareholders are to be held each year at a date and time as determined by our board of trustees. We held our 2010 annual meeting prior to completion of our IPO, and expect to hold our 2011 annual meeting in the spring of 2011. Special meetings of shareholders may be called only by a majority of our board of trustees, by the chairman of our board of trustees, our chief executive officer or our president, or by our secretary upon written request of the holders of at least a majority of our outstanding shares entitled to vote at the meeting. Only matters set forth in the notice of the meeting may be considered and acted upon at such a meeting.

Advance notice of trustee nominations and new business

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of persons for election to our board of trustees and the proposal of business to be considered by shareholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by our board of trustees; or

•

by a shareholder who was a shareholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of shareholders, only the business specified in our notice of meeting may be brought before the meeting of shareholders.

The purpose of requiring shareholders to give advance notice of nominations and other proposals is to afford our board of trustees the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of trustees, to inform shareholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our shareholder meetings. These advance notice provisions may have the effect of precluding a contest for the election of trustees or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees to our board of trustees or to approve its own proposal.

Appraisal rights

As permitted by Maryland law, our declaration of trust contains a provision that denies our shareholders appraisal rights in connection with any merger, consolidation or other business combination transaction.

Possible anti-takeover effect of certain provisions of Maryland law and of our declaration of trust and bylaws

The business combination provisions of Maryland law (if our board of trustees opts to make them applicable to us), the control share acquisition provisions of Maryland law (if the applicable provision in our bylaws is rescinded), the inability of our shareholders to remove incumbent trustees other than for cause, the restrictions on the acquisition of our shares of beneficial interest, the power to issue additional common shares or preferred shares, and the advance notice provisions of our bylaws could have the effect of delaying, deterring or preventing a transaction or a change in the control that might involve a premium price for holders of the common shares or might otherwise be in their best interest. Maryland law permits our board of trustees, without shareholder approval and regardless of what is provided in our declaration of trust or bylaws, to implement takeover defenses that we may not yet have and to take, or refrain from taking, certain other actions without those decisions being subject to any heightened standard of conduct or standard of review as such decisions may be subject in certain other jurisdictions.

Partnership agreement

The following summary of the terms of the agreement of limited partnership of our operating partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement of Limited Partnership of Chesapeake Lodging, L.P., a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where you can find more information.”

Management

Our operating partnership is organized as a Delaware limited partnership. Pursuant to the partnership agreement, we have full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, including the ability to cause the operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees and to cause changes in the operating partnership’s line of business and distribution policies. As of the date of this prospectus, our operating partnership is directly and indirectly wholly owned by us and there are no limited partners other than us.

Transferability of interests

We may not voluntarily withdraw from the operating partnership or transfer or assign our general partner interest in the operating partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction which results in a change of control of our company unless, in the case of any merger (including a triangular merger), consolidation or other combination with or into another person, either (1) following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our shareholders, or (2)(i) we receive the consent of limited partners holding more than 50% of the partnership units of the limited partners (including those held by our company or its subsidiaries), (ii) following such merger or other consolidation, substantially all of the assets of the surviving entity consist of such partnership units, and (iii) as a result of such transaction, all limited partners will receive for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one of our common shares, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding common shares, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer common shares received upon exercise of the redemption right immediately prior to the expiration of the offer.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than partnership units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may (i) transfer all or any portion of our general partnership interest to (A) a wholly-owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner and (ii) engage in a transaction required by law or by the rules of any national securities exchange on which our common shares are listed.

Capital contribution

We will contribute, directly and through a wholly owned limited liability company subsidiary of ours, to our operating partnership substantially all of the net proceeds of the offering. The partnership agreement provides that if the operating partnership requires additional funds at any time in excess of funds available to the operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the proceeds of any future offering of shares as additional capital to the operating partnership. If we contribute additional capital to the operating partnership, we will receive additional partnership units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to the operating partnership, we will revalue the property of the operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. The operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from the operating partnership, including the partnership interests we own as the general partner.

Redemption rights

Pursuant to the partnership agreement, any future limited partners, other than us, will receive redemption rights, which will enable them to cause the operating partnership to redeem their units of partnership interests in exchange for cash or, at our option, common shares on a one-for-one basis. The cash redemption amount per unit is based on the market price of our common shares at the time of redemption. The number of common shares issuable upon redemption of units of partnership interest held by limited partners may be adjusted upon the occurrence of certain events, such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common shares to the redeeming limited partner would:

•	be prohibited under the restrictions on ownership or transfer of our common shares in our declaration of trust;

•	be prohibited under applicable federal or state securities laws or regulations;

•	result in our common shares being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code;

•

cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant of our, the operating partnership’s or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code; or

•

cause the acquisition of common shares by such redeeming limited partner to be “integrated” with any other distribution of common shares for purposes of complying with the registration provisions of the Securities Act of 1933, as amended.

We may, in our sole and absolute discretion, waive any of these restrictions.

The partnership agreement requires that the operating partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any U.S. federal income or excise tax liability imposed by the Internal Revenue Code (other than any U.S. federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Internal Revenue Code.

In addition to the administrative and operating costs and expenses incurred by the operating partnership, the operating partnership generally pays all of our administrative costs and expenses, including:

•	all expenses relating to our continuity of existence and our subsidiaries’ operations;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws and regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body; and

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of the operating partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to hotel properties that are owned by us directly rather than by the operating partnership or its subsidiaries.

Fiduciary responsibilities

Our trustees and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our shareholders. At the same time, we, as the general partner of our operating partnership, have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our trustees and officers to our shareholders. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership or our shareholders in deciding whether to cause the operating partnership to take or decline to take any actions.

The limited partners of our operating partnership expressly will acknowledge that as the general partner of our operating partnership, we are acting for the benefit of the operating partnership, the limited partners and our shareholders collectively.

Distributions

The partnership agreement provides that the operating partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the operating partnership’s property in connection with the liquidation of the operating partnership) at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in the operating partnership.

Upon liquidation of the operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

As of the date of this prospectus, our operating partnership is directly and indirectly wholly owned by us and is not treated as a separate entity for U.S. federal income tax purposes. Accordingly, all profits and losses of the operating partnership will be allocated to us. Upon the issuance of any units in our operating partnership to another partner, profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Internal Revenue Code permit, we, as the general partner, shall have the authority to elect the method to be used by the operating partnership for allocating items with respect to contributed property acquired in connection with the offering for which fair market value differs from the adjusted tax basis at the time of contribution, and such election shall be binding on all partners.

Term

The operating partnership will continue indefinitely, or until sooner dissolved upon:

•	our bankruptcy, dissolution, removal or withdrawal as the general partner (unless the limited partners elect to continue the partnership);

•	the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the partnership;

•	the redemption of all partnership units (other than those held by us, if any); or

•	an election by us in our capacity as the general partner.

Tax matters

Our operating partnership is not currently treated as a separate entity for U.S. federal income tax purposes. Upon the issuance of any units in our operating partnership to another partner, our partnership agreement provides that we, as the sole general partner of the operating partnership, will be the tax matters partner of the operating partnership and, as such, will have authority to handle tax audits and to make tax elections under the Internal Revenue Code on behalf of the operating partnership.

Material U.S. federal income tax considerations

The following discussion describes the U.S. federal income tax considerations reasonably anticipated to be material to prospective holders in connection with the purchase, ownership and disposition of our common shares. As used in this section, references to the terms “we,” “our” and “us” mean only Chesapeake Lodging Trust and not its subsidiaries or other lower-tier entities, except as otherwise indicated. An applicable prospectus supplement will contain information about additional U.S. federal income tax considerations, if any, relating to particular offerings of common shares, preferred shares, depositary shares, warrants, subscription rights, preferred shares purchase rights or other securities of Chesapeake Lodging Trust. Because this is a summary that is intended to address only material U.S. federal income tax considerations relating to the ownership and disposition of our common shares, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that the tax consequences for you may vary depending on your particular tax situation. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	a tax-exempt organization, except to the extent discussed below in “—Taxation of tax-exempt U.S. shareholders”;

•	a broker-dealer;

•	a non-U.S. shareholder (as defined below), except to the extent discussed below in “—Taxation of non-U.S. shareholders”;

•	a trust, estate, regulated investment company, REIT, financial institution, insurance company or S corporation;

•	a person subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	a person holding our common shares as part of a “hedge,” “straddle,” “conversion transaction,” “synthetic security” or other integrated investment;

•	a person holding our common shares through a partnership or similar pass-through entity;

•	a person holding 10% or more (by vote or value) of our outstanding common shares;

•	a person holding our common shares on behalf of another persons as a nominee;

•	a person who receives our common shares through the exercise of employee share options or otherwise as compensation; or

•	a U.S. expatriate.

In addition:

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with investors that hold our common shares as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

The information in this section is based on the Internal Revenue Code, current, temporary and proposed Treasury Regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”), and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this discussion. Future legislation, Treasury Regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning its qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the impact of your personal tax situation on the anticipated tax consequences of the ownership and disposition of our common shares. This includes the federal, state, local, foreign and other tax consequences of the ownership and disposition of our common shares and the potential changes in applicable tax laws, or any judicial or administrative interpretations thereof.

U.S. federal income taxation of Chesapeake Lodging Trust

We elected to be treated as a corporation for U.S. federal income tax purposes effective as of December 7, 2009. Effective as of the same date we elected to be treated as an S corporation. Prior to the completion of our initial public offering we revoked our S corporation election and elected to be treated as a corporation for U.S. federal income tax purposes effective as of January 1, 2010. We intend to elect to be taxed as a REIT, commencing with our taxable year ending December 31, 2010, upon the filing of our U.S. federal income tax return for such year. We believe that we have been organized, and expect to operate in such a manner to qualify for taxation as a REIT.

The law firm of Hogan Lovells US LLP has acted as our tax counsel in connection the offering. We have received an opinion of Hogan Lovells US LLP to the effect that our organization and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for our taxable year ending December 31, 2010, and thereafter. It must be emphasized that the opinion of Hogan Lovells US LLP is based on various assumptions relating to our organization and operation, and is conditioned upon factual representations and covenants made by our management regarding our organization, assets, income, the present and future conduct of our business operations, and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action inconsistent with our qualification as a REIT. While we conduct our operations so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, the applicable law or the interpretation of such law, no assurance can be given by Hogan Lovells US LLP or by us that we will qualify as a REIT for any particular year. The opinion is expressed as of the date issued. Hogan Lovells US LLP will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. Hogan Lovells US LLP’s opinion does not foreclose the possibility that we may have to utilize one or more of the REIT savings provisions discussed below, which could require us to pay an excise or penalty tax (which could be significant in amount) in order for us to maintain our REIT qualification.

Our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual (or, in some cases, quarterly) operating results, the various requirements under the Internal Revenue Code that are described in this discussion. These requirements apply to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels, and the diversity of ownership of our common shares. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, the applicable law or the interpretation of such law, no assurance can be given by us that we will satisfy such requirements. For a discussion of the U.S. federal income tax consequences of the failure to qualify as a REIT, see “—Requirements for qualification as a REIT—Failure to qualify as a REIT” below.

The sections of the Internal Revenue Code and the corresponding Treasury regulations that govern the U.S. federal income tax treatment of a REIT and its shareholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

Regular corporations (corporations that do not qualify as REITs or for other special classification under the Internal Revenue Code) generally are subject to U.S. federal corporate income tax on their income, and shareholders of such corporations are subject to tax on dividends they receive from such corporations. Qualification for taxation as a REIT, however, enables the REIT and its shareholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and shareholder levels) that generally results from an investment in a regular corporation. Accordingly, as a REIT, we generally will not be subject to U.S. federal corporate income tax on our federal taxable income that is distributed currently to our shareholders as dividends, while our shareholders generally will be subject to tax on dividends they receive from us at ordinary income rates (other than dividends designated as “capital gain dividends” or “qualified dividend income”). In contrast to this treatment of REIT shareholders, through December 31, 2010, shareholders of regular domestic corporations and certain types of foreign corporations who are taxed at individual rates generally are taxed on dividends they receive at long-term capital gain rates, which are lower for individuals than ordinary income rates. In addition, corporate shareholders of regular corporations (unlike corporate shareholders of REITs) generally receive the benefit of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. Nevertheless, because REITs and their shareholders are generally subject to only a single level of tax, income earned by a REIT and distributed currently to its shareholders generally will be subject to lower aggregate rates of U.S. federal income taxation than if such income were earned by a regular domestic corporation or a qualifying foreign corporation and then distributed to its shareholders.

While we generally will not be subject to corporate income taxes on taxable income that we distribute currently to shareholders, we will be subject to U.S. federal income tax as follows:

•

We will be taxed at regular U.S. federal corporate rates on any undistributed “REIT taxable income,” including undistributed net capital gains, for any taxable year. A REIT’s “REIT taxable income” is the otherwise taxable income of the REIT subject to certain adjustments, including a deduction for dividends paid.

•	Under certain circumstances, we (or our shareholders) may be subject to the “alternative minimum tax” due to our items of alternative minimum tax adjustments.

•

If we have net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. In general, foreclosure property is property acquired by us as a result of having bid in a foreclosure or through other legal means subsequent to a default on a lease of such property or on an indebtedness secured by such property.

•

Our net income from “prohibited transactions” will be subject to a 100% tax. In general, “prohibited transactions” are certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy the 75% gross income test or the 95% gross income test described below under “—Gross income tests applicable to REITs,” but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a tax equal to the product of (a) the gross income attributable to the greater of the amount by which we fail either of the 75% or 95% gross income tests multiplied by (b) a fraction intended to reflect our profitability.

•

If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods less excess distributions from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of amounts actually distributed and amounts retained but with respect to which U.S. federal income tax was paid.

•

If arrangements between us and our TRS are not comparable to similar arrangements among unrelated parties, we will be subject to a 100% penalty tax on amounts received from, or on certain amounts deducted by, a TRS.

•

We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. To the extent we make a timely designation of such gain to our shareholders, a U.S. shareholder would (a) include its proportionate share of our undistributed long-term capital gain in its income, (b) be deemed to have paid the tax that we paid on such gain, (c) be allowed a credit for its proportionate share of the tax it was deemed to have paid, and (d) increase its basis in our common shares.

•

If we fail to satisfy any of the asset tests discussed below under “—Asset tests applicable to REITs” because we own assets the total value of which exceeds a statutory de minimis standard but the failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the greater of $50,000 or the amount determined by multiplying the net income generated by such non-qualifying assets by the highest rate of tax applicable to corporations during the periods when such assets would have caused us to fail the relevant asset test.

•

If we fail to satisfy a requirement under the Internal Revenue Code the failure of which would result in the loss of our REIT status, other than a failure described in paragraph (5) or (9) above, but (a) the failure is due to reasonable cause and not willful neglect and (b) we nonetheless maintain our qualification as a REIT because the requirements of certain relief provisions are satisfied, we will be subject to a penalty of $50,000 for each such failure.

•

If we fail to comply with the requirement to send annual letters to our shareholders requesting information regarding the actual ownership of our common shares and the failure was not due to reasonable cause or was due to willful neglect, we will be subject to a $25,000 penalty or, if the failure is intentional, a $50,000 penalty.

•

If we acquire any assets from a regular corporation in a carryover basis transaction, we will be liable for corporate income tax, at the highest applicable corporate rate, on the “built-in gain” with respect to those assets at the time we acquired them if we dispose of those assets within 10 years after acquiring them (provided no election is made for the transaction to be currently taxable). To the extent that assets are transferred to us in a carryover basis transaction by a partnership in which a corporation owns an interest, we will be subject to this tax in proportion to the corporation’s interest in the partnership. “Built-in gain” is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquired the asset.

•	The earnings of any subsidiaries that are C corporations, including any TRSs, are subject to U.S. federal corporate income tax.

If we are subject to taxation on our REIT taxable income or are subject to tax due to the sale of a built-in gain asset, a portion of the dividends paid during the following year to our shareholders who are taxed as individuals may be subject to tax at reduced long-term capital gain rates rather than at ordinary income rates. See “—Taxation of taxable U.S. shareholders – Qualified dividend income.”

Notwithstanding our qualification as a REIT, (i) we and/or our subsidiaries that are not subject to U.S. federal income tax may have to pay certain state and local income taxes, because not all states and localities treat REITs and such subsidiaries in the same manner that they are treated for U.S. federal income tax purposes, and (ii) we and our subsidiaries that are not subject to U.S. federal income tax will be required to pay certain foreign taxes to the extent that we own assets or conducts operations in foreign jurisdictions. Moreover, our TRS, including with respect to income earned by each of its domestic subsidiaries, is subject to U.S. federal, state and local corporate income taxes on its net income, and, in addition, any non-U.S. TRS would be subject to applicable foreign income taxes.

Requirements for qualification as a REIT

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more directors or trustees;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	during the last half of each taxable year, not more than 50% of the value of the outstanding shares of which are owned, actually or constructively, by five or fewer “individuals” (as defined in the Internal Revenue Code to include certain entities and as determined by applying certain attribution rules);

(7)	that makes an election to be taxable as a REIT for the current taxable year, or has made this election for a previous taxable year, which election has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT qualification;

(8)	that uses a calendar year for U.S. federal income tax purposes; and

(9)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1) through (4), inclusive, must be met during the entire taxable year, and condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) need not be satisfied during a corporation’s initial tax year as a REIT (which, in our case, is 2010). Our declaration of trust provides restrictions regarding the ownership and transfers of our common shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. For purposes of determining share ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Section 401(a) of the Internal Revenue Code generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actual interests in the trust for purposes of condition (6) above.

To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our common shares. To do so, we must demand written statements each year from the record holders of significant percentages of our common shares pursuant to which the record holders must disclose the actual owners of the common shares (i.e., the persons required to include in gross income the dividends paid by us). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. A shareholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of our common shares and other information.

For purposes of conditions (7) and (8), we intend to elect to be treated as a REIT for 2010 and have adopted December 31 as our year end, and thereby will satisfy these requirements.

If we were to fail to satisfy the share ownership requirements and could not avail ourselves of any statutory relief provisions, we would not qualify as a REIT. See “—Failure to qualify as a REIT” below.

Effect of subsidiary entities.

Ownership of qualified REIT subsidiaries.

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” or QRS, the separate existence of that subsidiary will be disregarded for U.S. federal income tax purposes and all assets, liabilities and items of income, deduction and credit of the subsidiary will be treated as assets, liabilities and tax items of the REIT itself. Generally, a QRS is a corporation all of the capital stock of which is owned by one REIT and that is not a TRS. These entities are not subject to U.S. federal corporate income taxation, although they may be subject to state and local taxation in certain jurisdictions.

Ownership of TRSs.

A TRS is an entity that is taxable as a corporation in which the REIT owns, directly or indirectly, an equity interest, including stock, and that elects, together with the REIT, to be treated as a TRS under the Internal Revenue Code. In addition, if a TRS of a REIT owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a TRS. A TRS is a regular corporation subject to U.S. federal income tax, and state, local or foreign income tax where applicable, at applicable corporate rates. If dividends are paid to us by a TRS then a portion of the dividends from us to our shareholders who are taxed at individual rates will generally be eligible for taxation at lower capital gain rates, rather than at ordinary income rates. See “—Taxation of U.S. shareholders—Qualified dividend income.” The income and assets of our TRS and its subsidiaries are not attributable to us for purposes of satisfying the income and asset ownership requirements applicable to REIT qualification.

A TRS must not directly or indirectly operate or manage a lodging or health care facility or, generally, provide to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. Although a TRS may not operate or manage a lodging facility, it may lease or own such a facility so long as the facility is a “qualified lodging facility” and is operated on behalf of the TRS by an “eligible independent contractor.” A “qualified lodging facility” is, generally, a hotel at which no authorized gambling activities are conducted, and includes the customary amenities and facilities operated as part of, or associated with, the hotel. “Customary amenities” must be customary for other properties of a comparable size and class owned by other owners unrelated to the REIT. An “eligible independent contractor” is an independent contractor that, at the time a management agreement is entered into with a TRS to operate a “qualified lodging facility,” is actively engaged in the trade or business of operating “qualified lodging facilities” for a person or persons unrelated to either the TRS or any REITs with which the TRS is affiliated. A hotel management company that otherwise would qualify as an “eligible independent contractor” with regard to a TRS of a REIT will not so qualify if the hotel management company and/or one or more actual or constructive owners of 10% or more of the hotel management company actually or constructively own more than 35% of the REIT, or one or more actual or constructive owners of more than 35% of the hotel management company own 35% or more of the REIT (determined with respect to a REIT whose shares are regularly traded on an established securities market by taking into account only the shares held by persons owning, directly or indirectly, more than 5% of the outstanding shares of the REIT and, if the stock of the eligible independent contractor is publicly traded, 5% of the publicly traded stock of the eligible independent contractor). We take all steps reasonably practicable to ensure, that neither our TRS nor any of its subsidiaries (nor any TRS that we may own in the future) will engage in “operating”

or “managing” our hotels and that the hotel management companies engaged to operate and manage hotels leased to or owned by the TRS will qualify as “eligible independent contractors” with regard to the TRS. We believe that Hyatt will qualify, and Hyatt intends to qualify, as an eligible independent contractor. In that regard, constructive ownership under Section 318 of the Internal Revenue Code resulting, for example, from relationships between Hyatt and our other shareholders could impact Hyatt’s ability to satisfy the applicable ownership limit. Because of the broad scope of the attribution rules of Section 318 of the Internal Revenue Code, it is possible that not all prohibited relationships will be identified and avoided. The existence of such a relationship would disqualify Hyatt (or another hotel management company) as an eligible independent contractor, which would in turn disqualify us as a REIT. Our declaration of trust restricts ownership and transfer of our shares in a manner intended to facilitate continuous qualification of Hyatt (or another hotel management company) as an eligible independent contractor, but no assurances can be given that such transfer and ownership restrictions will ensure that Hyatt (or another hotel management company), in fact, will be an eligible independent contractor. As noted above, Hogan Lovells US LLP’s opinion as to REIT qualification is based upon our representations and covenants as to the absence of such relationships. Hyatt’s failure to qualify as an eligible independent contractor does not give us the right to terminate a management agreement.

Certain restrictions are imposed on TRSs. First, a TRS may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRSs adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year interest expense disallowed under the 50% test provided certain conditions are met). In addition, a REIT would be obligated to pay a 100% penalty tax on some payments from the TRS that it receives, including interest or rent, or on certain expenses deducted by the TRS, if the IRS were able to assert successfully that the economic arrangements between the REIT and the TRS did not meet specified arm’s length standards set forth in the Internal Revenue Code. Our TRSs may make substantial interest and other payments to us, including payments of rent under hotel leases. There can be no assurance that the limitation on interest deductions applicable to TRSs will not apply to the interest payments made to us by our TRS and its subsidiaries, resulting in an increase in the corporate income tax liability of each such subsidiary. In addition, there can be no assurance that the IRS might not seek to impose the 100% excise tax on a portion of the payments received by us from, or expenses deducted by, our TRS and its subsidiaries.

Because of the restrictions applicable to the income, assets and activities of a REIT, we may need to conduct certain business activities in one or more TRSs. These business activities include alternative uses of real estate, such as the development and/or sale of timeshare or condominium units. As discussed below under “—Asset tests applicable to REITs,” the aggregate value of all of a REIT’s ownership interests (debt or equity) in TRSs may not exceed 25% of the value of all of that REIT’s assets.

Ownership of partnership interests.

A REIT that is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of the gross income tests and the asset tests applicable to REITs, as described below. Thus, our proportionate share of the assets and items of gross income of our operating partnership, including its share of such items of any subsidiaries that are partnerships or limited liability companies that have not elected to be treated as corporations for U.S. federal income tax purposes, are treated as assets and items of gross income of Chesapeake Lodging Trust for purposes of applying the requirements described herein. A summary of the rules governing the U.S. federal income taxation of partnerships and their partners is provided below in “—Tax aspects of our ownership of interests in our operating partnership” As the sole general partner of our operating partnership, we have direct control over our operating partnership and indirect control over the subsidiaries in which our operating partnership or a subsidiary has a controlling interest. We currently operate, and we intend to continue to operate, these entities in a manner consistent with the requirements for qualification as a REIT.

Gross income tests applicable to REITs.

In order to maintain qualification as a REIT, we must satisfy the following two gross income tests on an annual basis:

At least 75% of our gross income must be derived directly or indirectly from investments relating to real property or mortgages on real property, including:

•	“rents from real property”;

•	dividends or other distributions, and gain from the sale of, shares in other REITs;

•	gain on the disposition of real property or mortgages on real property, in either case, not held for sale to customers;

•	interest on obligations secured by mortgages on real property or on interests in real property; or

•

from temporary investments of new capital in stock and debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or issuance of debt obligations with at least a five-year term.

At least 95% of our gross income must be derived from any combination of income qualifying under the 75% test, dividends, interest, and gain from the sale or disposition of stock or securities, in either case, not held for sale to customers.

The following items of income and gain are excluded from the computation of these gross income tests: (i) gross income from “prohibited transactions;” (ii) income from, and gain from the sale or disposition of, certain hedging transactions (as discussed below); and (iii) certain foreign currency income.

The IRS has regulatory authority to determine whether any item of income, which is not otherwise described as qualifying income under the 95% or 75% gross income tests, may be treated as qualifying income for purposes of such tests or be excluded therefrom.

Rents from real property

Rents paid pursuant to leases, together with dividends and interest received from our TRS and its subsidiaries generally have constituted and will constitute most of our gross income. Several conditions must be satisfied in order for rents received by a REIT to qualify as “rents from real property.” First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Second, rents received from a tenant will not qualify as “rents from real property” if a REIT, or an actual or constructive owner of 10% or more of that REIT, actually or constructively owns 10% or more of the tenant. An exception to this general rule allows a REIT to lease its hotel properties to a TRS without the rents received from that subsidiary being disqualified as “rents from real property” by reason of the REIT’s direct or indirect ownership interest in the TRS. We lease our hotel property to our TRS and we currently intend to lease substantially all of any properties that we acquire to our TRS.

Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.”

Fourth, if a REIT operates or manages a property or furnishes or renders certain “impermissible services” to the tenants at the property, and the income derived from the services exceeds one percent of the total amount received by that REIT with respect to the property, then no amount received by the REIT with respect to the property will qualify as “rents from real property.” Impermissible services are services other than services “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” For these purposes, the income that a REIT is considered to receive from the provision of “impermissible services” will not be less than 150% of the cost of providing the service. If the amount so received is one percent or less of the total amount received by us with respect to the property, then only the income from the impermissible services will not qualify as “rents from real property.” There are two exceptions to this rule. First, impermissible services can be provided to tenants through an independent contractor from whom the REIT derives no income. To the extent that impermissible services are provided by an independent contractor, the cost of the services generally must be borne by the independent contractor. Second, impermissible services can be provided to tenants at a property by a TRS.

In order for the rent paid pursuant to a REIT’s leases to constitute “rents from real property,” the leases must be respected as true leases for U.S. federal income tax purposes. Accordingly, the leases cannot be treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the leases are true leases for U.S. federal income tax purposes depends upon an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•

the degree of control over the property that is retained by the property owner (for example, whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); and

•

the extent to which the property owner retains the risk of loss with respect to the property (for example, whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain with respect to the property.

In addition, Section 7701(e) of the Internal Revenue Code provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

We structure our leases, and we currently intend to structure all future leases, so that they qualify as true leases for U.S. federal income tax purposes. For example, with respect to each lease, we generally expect that:

•	our operating partnership and the lessee intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;

•	the lessee has the right to exclusive possession and use and quiet enjoyment of the hotels covered by the lease during the term of the lease;

•

the lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels other than the cost of certain capital expenditures, and dictates through the hotel managers, who work for the lessee during the terms of the lease, how the hotels are operated and maintained;

•

the lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

•	the lessee benefits from any savings and bears the burdens of any increases in the costs of operating the hotels during the term of the lease;

•

in the event of damage or destruction to a hotel, the lessee will be at economic risk because it will bear the economic burden of the loss in income from operation of the hotels subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the hotel to its prior condition;

•

the lessee generally indemnifies the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the hotels or (B) the lessee’s use, management, maintenance or repair of the hotels;

•	the lessee is obligated to pay, at a minimum, substantial base rent for the period of use of the hotels under the lease;

•

the lessee stands to incur substantial losses or reap substantial gains depending on how successfully it, through the hotel managers, who work for the lessees during the terms of the leases, operates the hotels;

•

the lease enables the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the hotels during the term of its leases; and

•

upon termination of each lease, the applicable hotel will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease is entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

If, however, the leases were recharacterized as service contracts or partnership agreements, rather than true leases, or disregarded altogether for tax purposes, all or part of the payments that the lessor receives from the lessees would not be considered rent and would not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose our REIT status.

As indicated above, “rents from real property” must not be based in whole or in part on the income or profits of any person. We structure our leases, and we currently intend to structure future leases, such that the leases provide for periodic payments of a specified base rent plus, to the extent that it exceeds the base rent, additional rent which is calculated based upon the gross sales of the hotels subject to the lease, plus certain other amounts. Payments made pursuant to these leases should qualify as “rents from real property” since they are generally based on either fixed dollar amounts or on specified percentages of gross sales fixed at the time the leases were entered into. The foregoing assumes that the leases will not be renegotiated during their term in a manner that has the effect of basing either the percentage rent or base rent on income or profits. The foregoing also assumes that the leases are not in reality used as a means of basing rent on income or profits. More generally, the rent payable under the leases will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice. It is our intention to not renegotiate the percentages used to determine the percentage rent during the terms of the leases in a manner that has the effect of basing rent on income or profits. In addition, we structure our leases, and we currently intend to structure future leases, to ensure that the rental provisions and other terms of the leases conform with normal business practice and are not intended to be used as a means of basing rent on income or profits.

We may lease certain items of personal property to our lessees in connection with our leases. Under the Internal Revenue Code, if a lease provides for the rental of both real and personal property and the portion of the rent attributable to personal property is 15% or less of the total rent due under the lease, then all rent paid pursuant to such lease qualifies as “rents from real property.” If, however, a lease provides for the rental of both real and personal property, and the portion of the rent attributable to personal property exceeds 15% of the total rent due under the lease, then no portion of the rent that is attributable to personal property will qualify as “rents from real property.” The amount of rent attributable to personal property is the amount which bears the same ratio to total rent for the taxable year as the average of the fair market value of the personal property at the beginning and end of the year bears to the average of the aggregate fair market value of both the real and personal property at the beginning and end of such year. We currently intend that, with respect to each of our leases that includes a lease of items of personal property, either the amount of rent attributable to personal property with respect to such lease will not exceed 15% of the total rent due under the lease (determined under the law in effect for the applicable period), or, with respect to leases where the rent attributable to personal property constitutes non-qualifying income, such amounts, when taken together with all other non-qualifying income earned by the applicable REIT, will not jeopardize our qualification as a REIT.

We may structure our leases such that the lessor will be permitted take certain measures, including requiring the lessee to purchase certain furniture, fixtures and equipment or to lease such property from a third party, including a TRS, if necessary to ensure that all of the rent attributable to personal property with respect to such lease will qualify as “rents from real property.” We expect that the only material tax impact of the ownership of this personal property by the taxable REIT subsidiaries will be that it will reduce the rent payments from the taxable REIT subsidiaries to the lessors of the hotels with which the personal property is associated, which may increase the taxable income of the taxable REIT subsidiaries.

Income from foreclosure property.

If a REIT acquires real property and personal property incident to such real property through a foreclosure or similar process following a default on a lease of such property or a default on indebtedness owed to the REIT that is secured by the property, and if the REIT makes a timely election to treat such property as “foreclosure property” under applicable provisions of the Internal Revenue Code, net income (including any foreign currency gain) the REIT realizes from such property generally will be subject to tax at the maximum U.S. federal corporate income tax rate, regardless of whether the REIT distributes such income to its shareholders currently. However, such income will nonetheless qualify for purposes of the 75% and 95% gross income tests even if it would not otherwise be qualifying income for such purposes in the absence of the foreclosure property election. If an unrelated third-party lessee defaults under a lease, the REIT is permitted to lease the hotel to a taxable REIT subsidiary, in which case the hotel would not become foreclosure property, as described herein.

Interest.

“Interest” generally will be non-qualifying income for purposes of the 75% and 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based upon a fixed percentage or percentages of receipts or sales may still qualify under the 75% and 95% gross income tests. We may receive interest payments from our taxable REIT subsidiaries. These amounts of interest are qualifying income for purposes of the 95% gross income test but not necessarily the 75% gross income test. We do not anticipate that the amounts of interest derived from our taxable REIT subsidiaries would affect our ability to continue to satisfy the 75% gross income test.

Dividends.

We may receive dividends from our taxable REIT subsidiary, and we could realize capital gain with respect to our investments in our taxable REIT subsidiary (either due to distributions received from the taxable REIT subsidiary or upon a disposition of part or all of our interest in a taxable REIT subsidiary). Our share of any dividends received from one or more of our taxable REIT subsidiaries or capital gain recognized with respect thereto should qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that the amounts of dividends from our taxable REIT subsidiaries and/or capital gain with respect to our TRS and its subsidiaries will affect our ability to continue to satisfy the 75% gross income test.

Hedging transactions.

From time-to-time, we may enter into transactions to hedge against interest rate risks or value fluctuations associated with one or more of our assets or liabilities. These hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, futures and forward contracts and other financial instruments. To the extent that a REIT enters into a transaction in the normal course of its business primarily to manage the risk of interest rate changes, price changes or currency fluctuations with respect to indebtedness incurred or to be incurred by the REIT to acquire or carry real estate assets, any income or gain from the hedging transaction will be excluded from gross income for purposes of the 75% and 95% gross income tests provided that the REIT clearly and timely identifies such hedging transaction in the manner required under the Internal Revenue Code and the Treasury Regulations promulgated thereunder (a “qualifying hedging transaction”). Income of a REIT arising from hedging transactions that are entered into to manage the risk of currency fluctuations will not be treated as qualifying income for purposes of the 75% or 95% gross income test, provided the REIT clearly identifies the transaction as such before the close of the day on which it was acquired, originated, or entered into (or such other time as set forth in Treasury Regulations) (a “qualifying foreign currency transaction”). We currently intend to structure any hedging transactions in a manner that does not jeopardize our REIT status, although this determination depends on an analysis of the facts and circumstances concerning each hedging transaction.

Foreign currency gains.

“Real estate foreign exchange gain” is excluded from the calculation of the 75% and 95% gross income tests and other “passive foreign exchange gain” is excluded from the calculation of the 95% gross income test. “Real estate foreign exchange gain” means (i) foreign currency gain attributable (without duplication) to (A) an item of income or gain to which the 75% gross income test applies, (B) the acquisition or ownership of obligations secured by mortgages on real property or on interests in real property, or (C) becoming or being the obligor under obligations secured by mortgages on real property or interests in real property, or (ii) foreign currency gain attributable to a “qualified business unit” or “QBU” of the REIT under Code Section 987, provided the QBU itself satisfies both the 75% gross income test and the 75% asset test described below under “—Asset Tests Applicable to REITs.” “Passive foreign exchange gain” is (without duplication) real estate foreign exchange gain, foreign currency gain attributable to an item of income or gain to which the 95% gross income test applies, foreign currency gain attributable to the acquisition or ownership of obligations, or foreign currency gain attributable to becoming or being the obligor under obligations.

Temporary investment income.

For purposes of the 75% gross income test, temporary investment income generally constitutes qualifying income if such income is earned as a result of investing new capital raised through the issuance of our common shares or certain long-term debt obligations in stock and debt obligations, but only during the one-year period beginning on the date we receive the new capital.

Failure to satisfy the income tests.

We have gross income from various sources, including the sources described in the preceding paragraphs that fails to constitute qualifying income for purposes of one or both of the gross income tests. Taking into account our sources of non-qualifying income, however, we expect that our aggregate gross income will satisfy the 75% and 95% gross income tests applicable to REITs for each taxable year commencing with our first taxable year as a REIT.

If we were to fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we were entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions generally would be available if our failure to meet such tests were due to reasonable cause and not due to willful neglect, and, following identification of the failure, we filed with the IRS a schedule describing each item of its gross income qualifying under one or more of the gross income tests. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions were inapplicable to a particular set of circumstances involving us we would not qualify as a REIT. As discussed above under “—U.S. federal income taxation of Chesapeake Lodging Trust,” even if these relief provisions were to apply, a tax based on the amount of the relevant REIT’s non-qualifying income would be imposed.

Prohibited transactions tax.

Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership or any other subsidiary partnership and taking into account any related foreign currency gains or losses, will be treated as income from a “prohibited transaction” that is subject to a 100% penalty tax. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends upon all the facts and circumstances with respect to the particular transaction. However, we will not be treated as a dealer in real property for the purpose of the 100% penalty tax if: (i) we have held the property for at least two years and for the production of rental income (unless such property was acquired through foreclosure or deed in lieu of foreclosure or lease termination); (ii) capitalized expenditures on the property in the two years preceding the year of sale are less than 30% of the net selling price of the property; (iii) we either (a) have seven or fewer sales of property (excluding sales of foreclosure property or in connection with an involuntary conversion (“excluded sales”)) for the year of sale or (b) the aggregate tax basis of property sold (other than excluded sales) during the year of sale is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year, or (c) the fair market value of property sold (other than excluded sales) during the year of sale is less than 10% of the fair market value of all of our assets as of the beginning of the taxable year; and (iv) if the requirement described in clause (iii)(a) of this paragraph is not satisfied, substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. The sale of more than one property to one buyer as part of one transaction constitutes one sale.

We hold hotels for investment with a view to long-term appreciation, engage in the business of acquiring and owning hotels and we currently intend to make sales of hotels consistent with our investment objectives. However, some of our sales may not satisfy the “safe harbor” requirements described above and there can be no assurance that the IRS might not contend that one or more of these sales is subject to the 100% penalty tax.

Asset tests applicable to REITs.

At the close of each quarter of the taxable year, we must satisfy six tests relating to the nature of our assets, as follows:

•

At least 75% of the value of our total assets must be represented by “real estate assets,” cash, cash items, foreign currency that meets certain requirements under the Internal Revenue Code, and government securities. Real estate assets include interests in real property, mortgages secured by real estate assets, shares of other REITs, and stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or certain long-term debt obligations.

•	Not more than 25% of our total assets may be represented by securities, other than those described in (1) above.

•	Except for securities described in (1) above and securities of TRSs or QRSs, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

•	Except for securities described in (1) above and securities of TRSs or QRSs, we may not own more than 10% of any one issuer’s outstanding voting securities.

•

Except for securities described in (1) above, securities of TRSs or QRSs, and certain types of indebtedness that are not treated as securities for purposes of this test, as discussed below, we may not own more than 10% of the total value of the outstanding securities of any one issuer.

•	Not more than 25% of the value of our total assets may be represented by the securities of one or more TRSs.

Each of our assets for purposes of these tests includes our allocable share of all assets held by the entities in which we owns an interest that are partnerships or disregarded entities for U.S. federal income tax purposes, and the subsidiaries of these entities that are partnerships or disregarded entities for U.S. federal income tax purposes, and generally do not include the equity interests in these entities. For purposes of the asset tests other than the 10% value test, an allocable share of the assets of an entity that is treated as a partnership for U.S. federal income tax purposes is determined in accordance with the capital interests in that entity. For purposes of the 10% value test, an allocable share of the assets of an entity that is treated as a partnership for U.S. federal income tax purposes is determined in accordance with our proportionate ownership of the equity interests and the other securities issued by that entity, other than certain securities specified in the Internal Revenue Code.

Securities, for purposes of the asset tests, may include debt a REIT holds from other issuers. However, the Internal Revenue Code specifically provides that the following types of debt will not be taken into account as securities for purposes of the 10% value test: (1) securities that meet the “straight debt” safe harbor, as discussed in the next paragraph; (2) loans to individuals or estates; (3) obligations to pay rents from real property; (4) rental agreements described in Section 467 of the Internal Revenue Code (other than such agreements with related party tenants); (5) securities issued by other REITs; (6) debt issued by partnerships (other than straight debt or other excluded securities) that derive at least 75% of their gross income from sources that constitute qualifying income for purposes of the 75% gross income test; (7) any debt not otherwise described in this paragraph that is issued by a partnership, but only to the extent of the REIT’s interest as a partner in the partnership; (8) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (9) any other arrangement determined by the IRS.

Debt will meet the “straight debt” safe harbor if (1) neither the REIT nor any of its controlled TRSs (i.e., TRSs in which the REIT directly or indirectly owns more than 50% of the vote or value of the outstanding stock) owns any securities not described in the preceding paragraph that have an aggregate value greater than one percent of the issuer’s outstanding securities, as calculated under the Internal Revenue Code, (2) the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, (3) the debt is not convertible, directly or indirectly, into stock, and (4) the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Internal Revenue Code. Specifically, contingencies regarding time of payment and interest are permissible for purposes of qualifying as a straight debt security if either (A) such contingency does not have the effect of changing the effective yield to maturity, as determined under the Internal Revenue Code, other than a change in the annual yield to maturity that does not exceed the greater of (i) 5% of the annual yield to maturity or (ii) 0.25%, or (B) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1,000,000 and not more than 12 months of unaccrued interest can be required to be prepaid thereunder. In addition, debt will not be disqualified from being treated as “straight debt” solely because the time or amount of payment is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

We believe that we have complied with the asset tests and securities limitations for each relevant testing date starting with March 31, 2010 and we currently intend to do so for each relevant calendar quarter in the future. There can be no assurance, however, that the IRS might not contend that the value of any of the securities owned by us on a relevant testing date has resulted in a violation of one or more of the value limitations.

After initially meeting the asset tests at the close of any quarter, a REIT will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of its assets (including a change caused solely by the change in the foreign currency exchange rate used to value a foreign asset). If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by the disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. An example of such an acquisition would be an increase in our interest in our operating partnership as a result of the exercise of a limited partner’s redemption right relating to units in our operating partnership (“OP Units”) or an additional capital contribution of proceeds from an offering of capital stock by us.

Furthermore, the failure to satisfy the asset tests can be remedied even after the 30-day cure period. If the total value of the assets that caused a failure of the 5% test, the 10% voting securities test or the 10% value test does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter and $10,000,000, a REIT can cure such a failure by disposing of sufficient assets to cure such a violation within six months following the last day of the quarter in which the REIT first identifies the failure of the asset test. For a violation of any of the asset tests attributable to the ownership of assets the total value of which exceeds the amount described in the preceding sentence, a REIT can avoid disqualification as a REIT if the violation is due to reasonable cause and the REIT disposes of an amount of assets sufficient to cure such violation within the six-month period described in the preceding sentence, pays a tax equal to the greater of $50,000 or the highest corporate income tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets, and files a schedule with the IRS that describes the assets that caused us to tax the asset. The applicable Treasury Regulations have yet to be issued. Thus, it is not possible to state with precision under what circumstances we would be entitled to the benefit of these provisions.

We monitor our compliance with the asset tests and we currently intend to take such actions within 30 days after the close of any quarter, to the extent reasonably practicable, as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within such time period, we would cease to qualify as a REIT unless we could avail ourselves of available relief provisions. In certain circumstances, utilization of such provisions could result in us being required to pay an excise or penalty tax which could be significant in amount.

Annual distribution requirements applicable to REITs.

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to:

(i)	the sum of (a) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and the REIT’s net capital gain, and (b) 90% of the net income, after tax, if any, from foreclosure property, minus

(ii)	the sum of certain items of non-cash income.

Dividend distributions generally must be paid in the taxable year to which they relate. Dividends may be paid in the following taxable year in two circumstances. First, dividends may be paid in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment date after such declaration. Second, if we declare a dividend in October, November or December of any year with a record date in one of those months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. We currently intend to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, our operating partnership’s partnership agreement authorizes us, as general partner, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

In order for distributions to be counted toward satisfying the annual distribution requirement for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of shares as set forth in our organizational documents.

To the extent that a REIT does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its REIT taxable income within the periods described above, it will be subject to income tax on the retained portion at regular capital gain and ordinary corporate income tax rates.

If we were to recognize “built-in-gain” (as defined below) on the disposition of any assets acquired from a “C” corporation in a transaction in which our basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain net of the tax it would pay on such gain. “Built-in-gain” is the excess of (a) the fair market value of the asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition).

There is a possibility that our taxable income could exceed our cash flow, due in part to certain non-cash or “phantom” income that would be taken into account in computing REIT taxable income. It is possible, because of these differences in timing between our recognition of taxable income and our receipt of cash available for distribution, that we, from time-to-time, may not have sufficient cash or other liquid assets with which to meet our distribution requirements. In this event, in order to meet the distribution requirements, we may find it necessary to arrange for short-term, or possibly long-term, borrowings to fund required distributions and/or to pay dividends in the form of taxable share dividends. In addition, certain debt obligations of ours, including our revolving credit facility, may limit the amount of distributions that we can pay to shareholders, if, for example, there has been an event of default under such obligations. Accordingly, any such event of default could adversely affect our ability to make required REIT distributions and to eliminate our U.S. federal income tax liability.

We calculate our REIT taxable income based upon the conclusion that the lessor is the owner of the hotels for U.S. federal income tax purposes. As a result, we expect that the depreciation deductions with respect to the hotels owned by the lessors will reduce our REIT taxable income. This conclusion is consistent with the conclusion above that the leases of our hotels will be treated as true leases for U.S. federal income tax purposes. If, however, the IRS were to challenge successfully this position, in addition to failing in all likelihood the 75% and 95% gross income tests described above, we also might be deemed retroactively to have failed to meet the REIT distribution requirements and would have to rely on the payment of a “deficiency dividend” in order to retain REIT status.

Under certain circumstances, a REIT may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which deficiency dividends may be included in the REIT’s deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Chesapeake Lodging Trust, as applicable, would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

A REIT is subject to a nondeductible 4% excise tax on any excess of the required distribution over the sum of amounts actually distributed and amounts retained on which U.S. federal income tax was paid, if it does not distribute during each calendar year at least the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year; and

•	any undistributed taxable income from prior taxable years net of excess distributions from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gain and pay the tax on such gain. In that case, a REIT may elect to have its shareholders include their proportionate share of the undistributed net capital gain in their income as long-term capital gain and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Recordkeeping requirements.

We are required to comply with applicable recordkeeping requirements. Failure to comply could result in monetary fines.

Failure to qualify as a REIT.

If we do not comply with one or more of the conditions required for qualification as a REIT (other than the asset tests and the income tests that have the specific mitigation clauses discussed above in “—Requirements for qualification as a REIT—Asset tests applicable to REITs” and “—Gross income tests applicable to REITs”), we can avoid disqualification as a REIT by paying a penalty of $50,000 for each such failure, provided that our noncompliance was due to reasonable cause and not willful neglect. If we were to fail to qualify for taxation as a REIT in any taxable year, and if the statutory relief provisions were not to apply, we would be subject to corporate income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which a REIT was to fail to qualify as a REIT would not be deductible by the distributing entity nor would such distributions be required to be made. As a result, a failure by us to qualify as a REIT would significantly reduce the cash available for distribution by us to our shareholders and could materially reduce the value of our common shares. In addition, if we were to fail to qualify as a REIT, all distributions to our shareholders would be taxable as dividends, to the extent of our current and accumulated E&P, even if such dividends were attributable to our capital gain. Subject to certain limitations imposed by the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction with respect to these distributions and individual distributees may be eligible for the reduced long-term capital gain rate of 15% or less on such dividends. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which our qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Tax aspects of our ownership of interests in our operating partnership

General.

Substantially all of our investments are owned indirectly through our operating partnership, which owns hotel properties either directly or through certain subsidiaries. This discussion focuses on the tax aspects of our ownership of hotel properties through partnerships. In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include in our gross income our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we include our proportionate share of assets held through our operating partnership and those of its subsidiaries that are either disregarded as separate entities or treated as partnerships for U.S. federal income tax purposes. See “—Requirements for qualification as a REIT—Effect of subsidiary entities—Ownership of partnership interests by a REIT” above.

Entity classification.

If our operating partnership or any non-corporate subsidiary were treated as an association, the entity would be taxable as a corporation and, therefore, would be subject to U.S. federal and state income tax on its taxable income. In such a situation, the character of our assets and items of gross income would change and could preclude us from qualifying as a REIT (see “—Requirements for qualification as a REIT—Asset tests applicable to REITs” and “—Requirements for qualification as a REIT—Gross income tests applicable to REITs” above).

The tax treatment of Chesapeake Lodging Trust and the U.S. federal income tax consequences of the ownership of our common shares would be materially different from the consequences described herein if our operating partnership and all of its subsidiaries (other than our TRS and its subsidiaries) were not classified as partnerships or disregarded as separate entities for U.S. federal income tax purposes. Pursuant to Treasury Regulations under Section 7701 of the Internal Revenue Code, a partnership will be treated as a partnership for U.S. federal income tax purposes unless it elects to be treated as a corporation or would be treated as a corporation because it is a “publicly traded partnership.”

Neither our operating partnership nor any of its non-corporate subsidiaries that are not TRSs or QRSs has elected or will elect to be treated as a corporation. Therefore, subject to the disclosure below, our operating partnership and each subsidiary that is not a TRS or QRS is treated as a partnership for U.S. federal income tax purposes (or, if such an entity has only one partner or member, disregarded entirely for U.S. federal income tax purposes).

Pursuant to Section 7704 of the Internal Revenue Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for U.S. federal income tax purposes if it is a “publicly traded partnership” and it does not derive at least 90% of its gross income from certain specified sources of “qualifying income” within the meaning of that section. A “publicly traded partnership” is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.”

OP Units are not and will not be traded on an established securities market and we currently intend to take the reporting position for U.S. federal income tax purposes that our operating partnership is not a publicly traded partnership. There is a significant risk, however, that the right of a holder of OP Units to redeem the units for our common shares could cause OP Units to be considered readily tradable on the substantial equivalent of a secondary market. Under the relevant Treasury regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership. We believe that our operating partnership will qualify for at least one of these safe harbors at all times in the foreseeable future. We cannot provide any assurance that our operating partnership will continue to qualify for one of the safe harbors mentioned above.

If our operating partnership were a publicly traded partnership, it would be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Internal Revenue Code. Qualifying income is generally real property rents and other types of passive income. We believe that our operating partnership will have sufficient qualifying income so that it would be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to us to qualify as a REIT under the Internal Revenue Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences would cause our operating partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships.

If our operating partnership were taxable as a corporation, most, if not all, of the tax consequences described herein would be inapplicable. In particular, we would not qualify as a REIT because the value of our ownership interest in our operating partnership would exceed 5% of our assets and we would be considered to hold more than 10% of the voting securities (and more than 10% of the value of the outstanding securities) of another corporation (see “—Requirements for qualification as a REIT—Asset tests applicable to REITs” above). In this event, the value of our common shares could be materially adversely affected (see “—Requirements for qualification as a REIT—Failure to qualify as a REIT” above).

Allocations of our operating partnership’s income, gain, loss and deduction.

A partnership agreement will generally determine the allocation of income and loss among partners. However, such allocations will be disregarded for U.S. federal income tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners.

If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of taxable income and loss provided for in our operating partnership’s partnership agreement are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the regulations promulgated thereunder.

Tax allocations with respect to the hotels.    Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property, such as any hotel property, that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, the difference between the adjusted tax basis and the fair market value of such property at the time of contribution. This difference is known as book-tax difference. Our operating partnership’s partnership agreement requires that such allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. Any property purchased by our operating partnership for cash initially will have an adjusted tax basis equal to its fair market value, and Section 704(c) of the Internal Revenue Code will not apply. In the future, however, our operating partnership may admit partners in exchange for a contribution of appreciated property. Treasury Regulations issued under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences. Under certain available methods, the carryover basis of contributed properties in the hands of our operating partnership (i) would cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (ii) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. We have not yet decided what method will be used to account for book-tax differences for properties that may be acquired by our operating partnership in the future.

Taxation of taxable U.S. shareholders

This section summarizes the taxation of U.S. shareholders that are not tax-exempt organizations. For these purposes, a U.S. shareholder is a beneficial owner of our common shares that for U.S. federal income tax purposes is:

•	a citizen or resident of the U.S.;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common shares should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our common shares by the partnership.

A “non-U.S. shareholder” is a beneficial holder of our common shares that is not a U.S. shareholder, as defined herein, or an entity that is treated as a partnership for U.S. federal income tax purposes.

Distributions generally.

So long as we qualify as a REIT, the distributions (or deemed distributions) made by us out of our current or accumulated E&P other than capital gain dividends or retained capital gain as discussed below, will generally be taken into account by shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. To the extent that we make distributions not designated as capital gain dividends in excess of our current and accumulated E&P, such distributions are treated first as a tax-free return of capital to each U.S. shareholder, reducing the adjusted tax basis that such U.S. shareholder has in its common shares for U.S. federal income tax purposes by the amount of such distribution, but not below zero, with distributions in excess of such U.S. shareholder’s adjusted tax basis taxable as capital gain, provided that the common shares have been held as a capital asset. We will notify shareholders after the close of its taxable year as to the portion of its distributions attributable to that year that constitute ordinary income, return of capital and capital gain. Our distributions of ordinary income, except to the extent properly designated by us as qualified dividend income, will not qualify for the maximum 15% long-term capital gain rate that generally applies to distributions by regular corporations to shareholders who are taxed as individuals.

Distributions will generally be taxable, if at all, in the year of distribution. However, if we declare a dividend in October, November or December of any year and pays such dividend to a shareholder of record on a specified date in any such month, such dividend will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by us on or before January 31 of the following year.

For purposes of computing liability for alternative minimum tax, certain of our alternative minimum tax adjustments will be treated as alternative minimum tax adjustments of our shareholders in the ratio that our distributions bear to our taxable income (determined without regard to the deduction for dividends paid). Amounts treated as alternative minimum tax adjustments of our shareholders are deemed to be derived by the shareholders proportionately from each such alternative minimum tax adjustment of us and are taken into account by the shareholders in computing their alternative minimum taxable income for the taxable year to which the dividends are attributable.

Capital gain distributions; retained net capital gain

Distributions that we properly designate as capital gain dividends are taxable to U.S. shareholders as gain from the sale or exchange of a capital asset held for more than one year (without regard to the period for which such taxable U.S. shareholder has held his shares) to the extent that such designated dividends do not exceed our actual net capital gain for the taxable year. A U.S. shareholder’s share of a capital gain dividend is an amount which bears the same ratio to the total amount of dividends paid to such U.S. shareholder for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends paid on all classes of shares for the year.

If we designate any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an IRS Form 1099 - DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, we may designate all or part of our net capital gain as “undistributed capital gain.” In that case, we will be subject to tax at regular corporate income tax rates on any undistributed capital gain.

A U.S. shareholder:

•	will include in its income as long-term capital gain its proportionate share of such undistributed capital gain; and

•

will be deemed to have paid its proportionate share of the tax paid by us on such undistributed capital gain and receive a credit or a refund to the extent that the tax paid by us exceeds the U.S. shareholder’s tax liability on the undistributed capital gain.

A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our E&P will be adjusted appropriately.

We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

•	a 15% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15%, and to U.S. shareholders that are corporations at a maximum rate of 35%; or

•	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%, to the extent of previously claimed depreciation deductions.

We must determine the maximum amounts that we may designate as 15% and 25% rate capital gain dividends by performing the computation required by the Internal Revenue Code as if we are an individual whose ordinary income is subject to a marginal tax rate of at least 28%. Designations made by us will be effective only to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of our net capital gain as undistributed capital gain, a U.S. shareholder will receive an IRS Form 2439 indicating the total amount of undistributed capital gain, the amount of unrecaptured Section 1250 gain, if any, and the tax paid by us on the undistributed capital gain.

Qualified dividend income.

We may designate a portion of our distributions paid to U.S. shareholders as “qualified dividend income.” That portion of a distribution which is properly designated as qualified dividend income is taxable to a non-corporate U.S. shareholder at long-term capital gain rates, so long as the U.S. shareholder satisfies the applicable holding requirements. As a general rule, the shareholder must have held the common shares with respect to which the distribution is paid for at least 60 days during the 121-day period beginning 60 days before the ex-dividend date for the distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1)	the qualified dividend income received by us during such taxable year from regular corporations (including any TRS in which we may own an interest);

(2)	the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

(3)	the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in gain asset that was acquired in a carryover basis transaction from a regular corporation over the U.S. federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (1) above if (A) the dividends are received from (i) a U.S. corporation (other than a REIT or a regulated investment company), (ii) any of our TRSs, or (iii) a “qualified foreign corporation,” and (B) specified holding period requirements and other requirements are met. A foreign corporation (other than a “passive foreign investment company”) will constitute a qualified foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. If we designate any portion of a dividend as qualified dividend income, a U.S. shareholder will receive an IRS From 1099–DIV indicating the amount that will be taxable to the holder as qualified dividend income.

Passive activity losses; investment interest limitation.

U.S. shareholders may not include in their income tax returns any net operating losses or capital losses of Chesapeake Lodging Trust. Instead, such losses may be carried over by us for potential offset against future income, subject to certain limitations. Distributions made by us and gain arising from the sale or exchange by a U.S. shareholder of our common shares will not be treated as passive activity income, and, as a result, U.S. shareholders generally will not be able to apply any “passive losses” against such income or gain.

Taxable dividend distributions from us generally will be treated as investment income for purposes of the “investment interest limitation.” This limitation provides that a non-corporate U.S. shareholder may deduct as an itemized deduction in any taxable year only the amount of interest incurred in connection with property held for investment that does not exceed the excess of the shareholder’s investment income over his or her investment expenses for that year. A non-corporate U.S. shareholder may elect to treat capital gain dividends, capital gain from the disposition of shares, including distributions treated as such, and income designated as qualified dividend income as investment income, in which case the applicable capital gain will be taxed at ordinary income rates. We intend to comply each year with IRS guidance or Treasury Regulations on the notification of shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain.

Dispositions of our common shares.

Upon any sale or other disposition of our common shares, a U.S. shareholder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received with respect to such sale or other disposition and (2) the holder’s adjusted tax basis in such common shares for U.S. federal income tax purposes. In general, a U.S. shareholder’s adjusted basis in our common shares generally will equal the U.S. shareholder’s acquisition cost, increased by the excess for net capital gains deemed distributed to the U.S. shareholder, less tax deemed paid on it and reduced by returns of capital.

The applicable tax rate will depend on the U.S. shareholder’s holding period of the asset (generally, if an asset has been held for more than one year, it will produce long-term capital gain) and the U.S. shareholder’s tax bracket. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is higher than the maximum 15% long-term capital gain tax rate for non-corporate shareholders) to a portion of capital gain realized by a non-corporate U.S. shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” U.S. shareholders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our common shares held for more than 12 months.

Capital losses recognized by a U.S. shareholder upon the disposition of our common shares that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our common shares by a U.S. shareholder who has held the common shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the U.S. shareholder as long-term capital gain.

Expansion of Medicare tax.

The Health Care and Reconciliation Act of 2010 requires that, in certain circumstances, certain U.S. holders that are individuals, estates and trusts pay a 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of REIT shares, effective for taxable years beginning after December 31, 2012. Prospective investors should consult their own tax advisors regarding this new legislation.

New legislation relating to foreign accounts

Under newly enacted legislation, certain payments made after December 2012 to “foreign financial institutions” in respect of accounts of U.S. shareholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. shareholders should consult their tax advisors regarding the effect, if any, of this new legislation on their ownership and disposition of their common shares. See “Taxation of non-U.S. shareholders – Withholding on payments to certain foreign entities.”

Taxation of tax-exempt U.S. shareholders

U.S. tax-exempt entities, including qualified employee pension plans and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income, or UBTI. The IRS has ruled that dividend distributions from a REIT to a tax-exempt entity generally do not constitute UBTI. Based on that ruling and provided that a tax-exempt shareholder has not held our common shares as “debt financed property” within the meaning of the Internal Revenue Code and such common shares are not otherwise used in a trade or business, the dividend income from us will not be UBTI to a tax-exempt shareholder. Similarly, income from the sale of common shares will not constitute UBTI unless such tax-exempt shareholder has held such common shares as “debt financed property” within the meaning of the Internal Revenue Code or has used the common shares in a trade or business.

However, for a tax-exempt shareholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) of the Internal Revenue Code whose income is payable to any of the aforementioned tax-exempt organizations, income from an investment in us will constitute UBTI unless the organization is properly able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in us. Such a prospective shareholder should consult its own tax advisor concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” shall be treated as UBTI as to any trust that is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “qualified trusts.” A REIT is a “pension held REIT” if it meets the following two tests:

•

The REIT would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that shares owned by qualified trusts shall be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust rather than by the trust itself.

•

Either (i) at least one such qualified trust holds more than 25%, by value, of the interests in the REIT, or (ii) one or more such qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, hold in the aggregate more than 50%, by value, of the interests in the REIT.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI, to the total gross income of the REIT. A de minimis exception applies where the percentage is less than 5% for any year. As discussed above, the provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to qualified trusts. Certain restrictions on ownership and transfer of our common shares contained in our declaration of trust generally should prevent a person from owning more than 10% of the value of our common shares and thus we are not likely to be classified as a “pension held REIT.”

Taxation of non-U.S. shareholders

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares applicable to non-U.S. shareholders of our common shares (as defined above under “—Taxation of taxable U.S. shareholders”). The following discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income taxation.

Distributions generally.

As described in the discussion below, distributions paid by us with respect to our common shares will be treated for U.S. federal income tax purposes as:

•	ordinary income dividends,

•	return of capital distributions, or

•	long-term capital gain.

This discussion assumes that our common shares will continue to be considered regularly traded on an established securities market for purposes of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, provisions described below. If our common shares are no longer regularly traded on an established securities market, the tax considerations described below would materially differ.

Ordinary income dividends.

A distribution (or deemed distribution) by us to a non-U.S. shareholder will be treated as an ordinary income dividend if the distribution is payable out of our current or accumulated E&P and:

•	not attributable to our net capital gain, or

•

the distribution is attributable to our net capital gain from the sale of “U.S. real property interests,” or USRPIs, and the non-U.S. shareholder owns 5% or less of the value of our common shares at all times during the one year period ending on the date of distribution.

Generally, we will withhold and remit to the IRS 30% of dividend distributions (including distributions that may later be determined to have been made in excess of current and accumulated E&P) that could not be treated as capital gain distributions with respect to the non-U.S. shareholder (and that are not deemed to be capital gain dividends for purposes of FIRPTA withholding rules described below) unless:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. shareholder’s trade or business.

Distributions in excess of our current or accumulated E&P will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the shareholder’s common shares, but rather will reduce the adjusted tax basis of such common shares. Such distributions, however, will be subject to U.S. withholding tax as described below. To the extent that such distributions exceed the adjusted tax basis of a non-U.S. shareholder’s common shares, they will be treated as gain from the sale of the shareholder’s common shares, the tax treatment of which is described below under “—Dispositions of our common shares.”

We may be required to withhold 10% of any distribution in excess of our current and accumulated E&P, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on receipt of that distribution. Consequently, although we currently intend that our transfer agent will withhold at a rate of 30%, or a lower applicable treaty rate, on the entire amount of any distribution, to the extent that this is not done, any portion of a distribution not subject to withholding at a rate of 30%, or lower applicable treaty rate, would be subject to withholding at a rate of 10%. However, a non-U.S. shareholder may seek a refund of such amounts from the IRS if such distribution was, in fact, in excess of our current or accumulated E&P, and the amount withheld exceeded the non-U.S. shareholder’s U.S. tax liability, if any, with respect to the distribution.

Return of capital distributions.

Unless (A) our shares constitute a USRPI, as described in “—Dispositions of our common shares” below, or (B) either (1) the non-U.S. shareholder’s investment in our common share is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder (in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain) or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S. (in which case the non-U.S. shareholder will be subject to at 30% tax on the individual’s net capital gain for the year), distributions that we make which are not dividends out of our E&P will not be subject to U.S. federal income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated E&P, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it subsequently is determined that the distribution was, in fact, in excess of our current and accumulated E&P. If our common shares constitutes a USRPI, as described below, distributions that we make in excess of the sum of (1) the non-U.S. shareholder’s proportionate share of our E&P, and (2) the non-U.S. shareholder’s basis in its share, will be taxed under FIRPTA at the rate of tax, including any applicable capital gains rates that would apply to a U.S. shareholder of the same type (e.g., an individual or corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding tax at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our E&P.

Capital gain distributions.

A distribution paid by us to a non-U.S. shareholder will be treated as long-term capital gain if the distribution is paid out of our current or accumulated E&P and:

•	the distribution is attributable to our net capital gain (other than from the sale of USRPIs) and we timely designate the distribution as a capital gain dividend; or

•

the distribution is attributable to our net capital gain from the sale of USRPIs and the non-U.S. shareholder owns more than 5% of the value of our common shares at any point during the one year period ending on the date of distribution.

Distributions to a non-U.S. shareholder that are designated by us at the time of distribution as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

•	the investment in our shares is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as

U.S. shareholders with respect to such gain, except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, or

•

the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Under FIRPTA, distributions that are attributable to net capital gain from the sale by us of USRPIs and paid to a non-U.S. shareholder that owns more than 5% of the value of our common shares at any time during the taxable year during the one year period ending on the date on which the distribution is paid will be subject to tax as income effectively connected with a U.S. trade or business. The FIRPTA tax will apply to these distributions whether or not the distribution is designated as a capital gain dividend. Such distributions may also be subject to a 30% branch profits tax.

Any distribution paid by us that is treated as a capital gain dividend or that could be treated as a capital gain dividend with respect to a particular non-U.S. shareholder will be subject to special withholding rules under FIRPTA. We will withhold and remit to the IRS 35% of any distribution that could be treated as a capital gain dividend with respect to the non-U.S. shareholder, to the extent that the distribution is attributable to the sale by us of USRPIs. The amount withheld is creditable against the non-U.S. shareholder’s U.S. federal income tax liability or refundable when the non-U.S. shareholder properly and timely files a tax return with the IRS.

The IRS has announced that it intends to tax income of foreign taxpayers in respect of liquidating distributions made by REITs under rules similar to those applicable to current distributions made by REITs rather than under the general principles applicable to the liquidation of a corporate entity, and that it intends to promulgate Treasury Regulations to this effect. Under the IRS’s view, income in respect of liquidating distributions will be taxable to non-U.S. taxpayers to the extent that such distributions are attributable to the sale or exchange of a U.S. real property interest.

Retained net capital gain.

Although the law is not entirely clear on the matter, amounts designated by us as retained capital gain in respect of the shares held by U.S. shareholders (see “—Requirements for qualification as a REIT—Annual distribution requirements applicable to REITs” above) generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, non-U.S. shareholders will be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by us on such undistributed capital gain and to receive from the IRS a refund to the extent that their proportionate share of such tax paid by us were to exceed their actual U.S. federal income tax liability. A Non-U.S. shareholder will increase the basis of its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid.

Dispositions of our common shares.

Unless our common shares constitute a USRPI, a sale of our common shares by a non-U.S. shareholder generally will not be subject to U.S. federal income taxation under FIRPTA. Generally, with respect to any particular shareholder, our common shares will constitute a USRPI only if each of the following three statements is true:

•

Fifty percent or more of our assets on any of certain testing dates during a prescribed testing period consist of interests in real property located within the United States, excluding for this purpose, interests in real property solely in a capacity as creditor;

•

We are not a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. shareholders at all times during a specified testing period. Although we believe that we are and will remain a domestically-controlled REIT, because our shares are publicly traded we cannot make any assurance that we are or will remain a domestically-controlled qualified investment entity; and

•

Either (a) our common shares are not “regularly traded,” as defined by applicable Treasury regulations, on an established securities market; or (b) our common shares are “regularly traded” on an established securities market and the selling non-U.S. shareholder has held over 5% of our outstanding common shares any time during the five-year period ending on the date of the sale.

Specific wash sales rules applicable to sales of stock in a domestically-controlled REIT could result in gain recognition, taxable under FIRPTA, upon the sale of our common shares even if we are a domestically controlled qualified investment entity. These rules would apply if a non-U.S. shareholder (1) disposes of our common shares within a 30–day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. shareholder as gain from the sale or exchange of a USRPI, and (2) acquires, or enters into a contract or option to acquire, our common shares during the 61–day period that begins 30 days prior to such ex-dividend date.

If gain on the sale or exchange of common shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be required to file a U.S. federal income tax return and would be subject to regular U.S. income tax with respect to such gain on a net basis in the same manner as a taxable U.S. shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the common shares would be required to withhold and remit to the IRS 10% of the purchase price.

Gain from the sale of our common shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (1) if the non-U.S. shareholder’s investment in our common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (2) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Information reporting and backup withholding tax applicable to shareholders

U.S. shareholders—Generally.

In general, information reporting requirements will apply to payments of distributions on our common shares and payments of the proceeds of the sale of our common shares to some shareholders, unless an exception applies. Further, the payor will be required to withhold backup withholding tax (currently at a rate of 28%), if:

•	the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding;

•	the IRS notifies the payor that the TIN furnished by the payee is incorrect;

•	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

•	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some shareholders, including corporations, financial institutions and certain tax-exempt organizations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s U.S. federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS. A U.S. shareholder that does not provide Chesapeake Lodging Trust with a correct taxpayer identification number may also be subject to penalties imposed by the IRS.

U.S. shareholders—New legislation relating to foreign accounts.

Under the Hiring Incentives to Restore Employment Act (enacted in March 2010), certain payments made after December 2012 to “foreign financial institutions” in respect of accounts of U.S. shareholders at such financial institutions may be subject to withholding at a rate of 30% on certain types of income, including dividends on and gains from the sale or other disposition of REIT shares. U.S. shareholders should consult their tax advisors regarding the effect, if any, of this new legislation on their ownership and disposition of their common shares held with or through a financial institution or other foreign entity. See “—Information reporting and backup withholding tax applicable to shareholders—Non-U.S. shareholders—Withholding on payments to certain foreign entities.”

Non-U.S. shareholders—Generally.

Generally, information reporting will apply to payments of distributions on our common shares, and backup withholding, currently at a rate of 28%, may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The proceeds from a disposition by a non-U.S. shareholder of common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment were made through a U.S. office of a U.S. or foreign broker. Generally, backup withholding does not apply in such a case.

Generally, non-U.S. shareholders will satisfy the information reporting requirements by providing a proper IRS withholding certificate (such as the Form W-8BEN). In the absence of a proper withholding certificate, applicable Treasury Regulations provide presumptions regarding the status of holders of our common shares when payments to the holders cannot be reliably associated with appropriate documentation provided to the payor. If a non-U.S. shareholder fails to comply with the information reporting requirement, payments to such person may be subject to the full withholding tax even if such person might have been eligible for a reduced rate of withholding or no withholding under an applicable income tax treaty. Any payment subject to a withholding tax will not be again subject to backup withholding. Because the application of these Treasury Regulations varies depending on the holder’s particular circumstances, a non-U.S. shareholder is advised to consult its tax advisor regarding the information reporting requirements applicable to it.

Non-U.S. shareholders—Withholding on payments to certain foreign entities.

The Hiring Incentives to Restore Employment Act (enacted in March 2010) imposes withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless additional certification, information reporting and other specified requirements are satisfied. Failure to comply with the new reporting requirements could result in withholding taxes being imposed on payments of interest, dividends and sales proceeds (including dividends on and gains from the sale or other disposition of REIT shares), and other payments to foreign intermediaries and certain non-U.S. shareholders. We will not pay any additional amounts in respect of any amounts withheld. This legislation is generally effective for payments made after December 31, 2012. However, no withholding is required on payments made under obligations that are outstanding on March 18, 2012, or from the gross proceeds of any disposition of such an obligation. Prospective investors are advised to consult their own tax advisors regarding this new legislation.

Sunset of reduced tax rate provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2010, certain provisions that are currently in the Internal Revenue Code will revert back to a prior version of those provisions. These provisions include those related to the reduced maximum income tax rate for capital gain of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gain rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our common shares.

Legislative or other actions affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our common shares.

State, local and foreign taxes

We and our subsidiaries and/or shareholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. We may own properties located in numerous U.S. jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state and local tax treatment and the state, local and foreign tax treatment and that of our shareholders may not conform to the U.S. federal income tax treatment discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our common shares.

Tax shelter reporting

If a shareholder recognizes a loss as a result of a transaction with respect to our common shares of at least (i) for a shareholder that is an individual, S corporation, trust, or a partnership with at least one non-corporate partner, $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, or (ii) for a shareholder that is either a corporation or a partnership with only corporate partners, $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, such shareholder may be required to file a disclosure statement with the IRS on Form 8886. Direct holders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

ERISA considerations

A fiduciary of a pension, profit sharing, retirement or other employee benefit plan, or plan, subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should consider the fiduciary standards under ERISA in the context of the plan’s particular circumstances before authorizing an investment of a portion of such plan’s assets in the common shares. Accordingly, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA, and (iii) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Internal Revenue Code, prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan (“parties in interest” within the meaning of ERISA, “disqualified persons” within the meaning of the Internal Revenue Code). Thus, a plan fiduciary considering an investment in our common shares also should consider whether the acquisition or the continued holding of the shares might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the Department of Labor, or the DOL. Similar restrictions apply to many governmental and foreign plans which are not subject to ERISA. Thus, those considering investing in the shares on behalf of such a plan should consider whether the acquisition or the continued holding of the shares might violate any such similar restrictions.

The DOL, has issued final regulations, or the DOL Regulations, as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the plan’s assets would include, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity’s underlying assets unless certain specified exceptions apply (the “look-through rule”). The DOL Regulations define a publicly offered security as a security that is “widely held,” “freely transferable,” and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred). The shares are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

The DOL Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. The DOL Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with the offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are “freely transferable.”

Our common shares meet the criteria of the publicly-offered securities exception to the look-through rule. First, the common shares are considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those required under federal tax laws to maintain our status as a REIT. Second, our common shares are held by 100 or more investors and at least 100 or more of these investors are independent of our company and of one another. Third, the common shares are part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and is registered under the Exchange Act within 120 days after the end of the our fiscal year during which the offering of such securities to the public occurs. Accordingly, we believe that if a plan purchases the common shares, our assets should not be deemed to be plan assets and, therefore, that any person who exercises authority or control with respect to the our assets should not be a plan fiduciary.

Each holder of our common shares will be deemed to have represented and agreed that its purchase and holding of such common shares (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code.

Underwriting

We are offering the common shares of beneficial interest described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated
KeyBanc Capital Markets Inc.
FBR Capital Markets & Co.
RBC Capital Markets Corporation

Total	6,500,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the price set forth on the cover page of this prospectus, or the offering price per share, and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the price per share. After the offering, the offering price per share and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in the offering.

The underwriters have agreed to offer an aggregate of 54,000 of the shares set forth above to the affiliated purchasers named on the cover of this prospectus at a price equal to the public offering price. The underwriters will not receive any underwriting discount or commission on the sale of our common shares to any affiliated purchaser.

The underwriters have an option to buy up to 975,000 additional common shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this overallotment option. If any shares are purchased with this overallotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting Discount	Without overallotment exercise	With full overallotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions will be approximately $525,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, for a period of 90 days after the date of this prospectus, other than the common shares to be sold hereunder and in respect of any of our common shares issued under our existing incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our trustees and executive officers, and Hyatt Corporation and BAMCO, Inc., have entered into lock-up agreements with the underwriters pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such trustees, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant); or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities; whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise; or (3) make any demand for or exercise any right with respect to the registration of any of our common shares or any security convertible into or exercisable or exchangeable for our common shares. Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs, or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common shares are listed on the NYSE under the symbol “CHSP.”

In connection with the offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in the offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ overallotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their overallotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of the offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Each of the underwriters may arrange to sell common shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell shares in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly-owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the securities which are the subject of the offering contemplated by this prospectus (the “Securities”) does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The Securities will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Securities, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The Securities are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the Securities with the intention to distribute them to the public. The investors will be individually approached by the Issuer from time to time. This document as well as any other material relating to the Securities is personal and confidential and does not constitute an offer to any other person.

Certain of the underwriters and their affiliates have performed investment banking, financial advisory and lending services for us and our affiliates from time-to-time, for which they have received customary compensation, and they may continue to do so in the future. Affiliates of J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and KeyBanc Capital Markets Inc. are lenders under our revolving credit facility and may receive their pro rata portion of amounts repaid from the proceeds of this offering. The affiliate of J.P. Morgan Securities LLC serves as syndication agent and the affiliate of Wells Fargo Securities, LLC is the administrative agent for the revolving credit facility. In addition, an affiliate of KeyBanc Capital Markets Inc. provides treasury management services for us.

Experts

The balance sheet of Chesapeake Lodging Trust, formerly Crown Hospitality Trust, as of December 31, 2009, the financial statements of Hyatt Regency Boston as of December 31, 2009 and 2008, and for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008, the combined financial statements of Hilton Checkers Los Angeles as of December 31, 2009 and 2008, and for each of the two years then ended, the financial statements of Courtyard Anaheim as of December 31, 2009 and 2008, and for each of the two years then ended, and the financial statements of Boston Marriott Newton as of December 31, 2009 and January 2, 2009, and for the periods from July 16, 2009 through December 31, 2009, January 3, 2009 through July 15, 2009, and for the fiscal year ended January 2, 2009, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Legal matters

Hogan Lovells US LLP will issue opinions to us regarding the validity of the common shares offered hereby and certain U.S. federal income tax matters related to our qualification as a REIT. Certain legal matters related to the offering will be passed upon for the underwriters by Clifford Chance US LLP. Clifford Chance US LLP will rely on the opinion of Hogan Lovells US LLP for certain matters of Maryland law.

Where you can find more information

We maintain a website at www.chesapeakelodgingtrust.com.    Information contained on our website is not incorporated by reference into this prospectus or registration statement and you should not consider any of the information contained on our website to be part of this prospectus or registration statement.

We have filed with the SEC a registration statement on Form S-11, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part, under the Securities Act with respect to the common shares we propose to sell in the offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the common shares to be sold in the offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at

http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act, and, accordingly, file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Index to financial statements

Page
Chesapeake Lodging Trust:
Pro Forma
Unaudited pro forma financial information	F-3
Unaudited pro forma consolidated balance sheet as of June 30, 2010	F-4
Unaudited pro forma consolidated statement of operations for the six months ended June 30, 2010	F-5
Unaudited pro forma consolidated statement of operations for the year ended December 31, 2009	F-7

Historical
Consolidated balance sheets as of June 30, 2010 (Unaudited) and December 31, 2009	F-9
Consolidated statements of operations for the three and six months ended June 30, 2010 (Unaudited)	F-10
Consolidated statement of shareholders’ equity for the six months ended June 30, 2010 (Unaudited)	F-11
Consolidated statement of cash flows for the six months ended June 30, 2010 (Unaudited)	F-12
Notes to consolidated financial statements (Unaudited)	F-13
Report of independent registered public accounting firm	F-22
Balance sheet as of December 31, 2009	F-23
Notes to financial statement	F-24

Hyatt Regency Boston:
Report of independent auditors	F-26
Statements of assets and liabilities as of December 31, 2009 and 2008	F-27
Statements of revenues and expenses for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008	F-28
Statements of net assets for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008	F-29
Statements of cash flows for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008	F-30
Notes to financial statements	F-31

Hilton Checkers Los Angeles:
Report of independent auditors	F-38
Combined balance sheets as of March 31, 2010 (Unaudited) and December 31, 2009 and 2008	F-39
Combined statements of operations for the three months ended March 31, 2010 and 2009 (Unaudited), and for the years ended December 31, 2009 and 2008	F-40
Combined statements of net assets for the three months ended March 31, 2010 (Unaudited), and for the years ended December 31, 2009 and 2008	F-41
Combined statements of cash flows for the three months ended March 31, 2010 and 2009 (Unaudited), and for the years ended December 31, 2009 and 2008	F-42
Notes to the combined financial statements	F-43

Courtyard Anaheim at Disneyland Resort:
Report of independent auditors	F-48
Balance sheets as of June 30, 2010 (Unaudited) and December 31, 2009 and 2008	F-49
Statements of operations for the six months ended June 30, 2010 and 2009 (Unaudited), and for the years ended December 31, 2009 and 2008	F-50
Statements of net assets for the six months ended June 30, 2010 (Unaudited), and for the years ended December 31, 2009 and 2008	F-51
Statements of cash flows for the six months ended June 30, 2010 and 2009 (Unaudited), and for the years ended December 31, 2009 and 2008	F-52
Notes to the financial statements	F-53

Page
Boston Marriott Newton:
Report of independent auditors	F-58
Balance sheets as of June 30, 2010 (Unaudited), December 31, 2009 and January 2, 2009	F-59

Statements of operations for the six month periods ended June 30, 2010 and 2009 (Unaudited), for the periods from July 16, 2009 through December 31, 2009 and January 3, 2009 through July 15, 2009, and for the fiscal year ended January 2, 2009

F-60

Statements of net assets for the six month period ended June  30, 2010 (Unaudited), for the periods from July 16, 2009 through December 31, 2009 and January 3, 2009 through July 15, 2009, and for the fiscal year ended January 2, 2009

F-61

Statements of cash flows for the six month periods ended June  30, 2010 and 2009 (Unaudited), for the periods from July 16, 2009 through December 31, 2009 and January 3, 2009 through July 15, 2009, and for the fiscal year ended January 2, 2009

F-62
Notes to the financial statements	F-63

Unaudited pro forma financial information

We were organized in the state of Maryland on June 12, 2009.

On January 27, 2010, we completed our IPO and concurrent private placements. The total net proceeds (after deducting initial and deferred underwriting fees and offering costs) generated from the IPO (including the partial exercise of the underwriters’ overallotment option) and private placements were approximately $169.4 million.

We have acquired four hotel properties: the Hyatt Regency Boston in Boston, Massachusetts, the Hilton Checkers Los Angeles in Los Angeles, California, the Courtyard Anaheim at Disneyland Resort in Anaheim, California and the Boston Marriott Newton in Newton, Massachusetts. The results of operations for the six months ended June 30, 2010 include the operating activity of the Hyatt Regency Boston for 122 days and the operating activity of the Hilton Checkers Los Angeles for 30 days.

On July 30, 2010, we entered into a $115.0 million revolving credit facility with a bank lending syndicate, under which we initially borrowed $105.0 million to fund the acquisitions of the Courtyard Anaheim at Disneyland Resort for approximately $25.1 million and the Boston Marriott Newton for approximately $77.2 million. Borrowings under the revolving credit facility bear interest at the rate of LIBOR + 3.75%, subject to a LIBOR floor of 2.00%. As of September 1, 2010, giving effect to the factors that determine amounts available for borrowing, we had approximately $7 million of remaining borrowing capacity under the revolving credit facility.

The unaudited pro forma balance sheet as of June 30, 2010 is based on our unaudited consolidated balance sheet as of June 30, 2010 and reflects the acquisitions of the Courtyard Anaheim at Disneyland Resort and Boston Marriott Newton and the borrowing under the revolving credit facility as if all transactions had occurred on June 30, 2010. The unaudited pro forma statements of operations for the six months ended June 30, 2010 and for the year ended December 31, 2009 reflect the completion of the IPO, the borrowing under the revolving credit facility, and the acquisitions of the Hyatt Regency Boston, Hilton Checkers Los Angeles, Courtyard Anaheim at Disneyland Resort and Boston Marriott Newton as if all transactions had been completed at the beginning of the periods presented.

The unaudited pro forma financial information does not purport to represent what our results of operations or financial condition would actually have been if the completion of the IPO, the borrowing under the revolving credit facility, or the acquisitions of the Hyatt Regency Boston, Hilton Checkers Los Angeles, Courtyard Anaheim at Disneyland Resort and Boston Marriott Newton had in fact occurred at the beginning of the periods presented, or to project our results of operations or financial condition for any future period. In addition, the unaudited pro forma financial information is based upon available information and upon assumptions and estimates, some of which are set forth in the notes to the unaudited pro forma financial statements, which we believe are reasonable under the circumstances.

Chesapeake Lodging Trust

Unaudited pro forma consolidated balance sheet

As of June 30, 2010

(in thousands, except share data)

	Historical Chesapeake Lodging Trust	Revolving credit facility(1)	Acquisition of Courtyard Anaheim at Disneyland Resort(2)	Acquisition of Boston Marriott Newton(3)	Pro forma Chesapeake Lodging Trust

ASSETS
Property and equipment, net	$122,657	$—	$24,986	$77,250	$224,893
Intangible asset, net	35,953	—	—	—	35,953
Cash and cash equivalents	11,160	101,843	(25,123)	(77,420)	10,460
Restricted cash	438	387	—	—	825
Accounts receivable, net	3,133	—	55	160	3,348
Prepaid expenses and other assets	1,854	—	98	297	2,249
Deferred financing costs	127	2,770	—	—	2,897

Total assets	$175,322	$105,000	$16	$287	$280,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt	$—	$105,000	$—	$—	$105,000
Accounts payable and accrued expenses	5,056	—	68	511	5,635

Total liabilities	5,056	105,000	68	511	110,635

Commitments and contingencies
Preferred shares, $.01 par value; 100,000,000 shares authorized; no shares issued and outstanding	—	—	—	—	—
Common shares, $.01 par value; 400,000,000 shares authorized; 9,349,813 shares issued and outstanding	93	—	—	—	93
Additional paid-in capital	170,107	—	—	—	170,107
Retained earnings (deficit)	66	—	(52)	(224)	(210)

Total shareholders’ equity	170,266	—	(52)	(224)	169,990

Total liabilities and shareholders’ equity	$175,322	$105,000	$16	$287	$280,625

Footnotes:

(1)	Reflects the proceeds, net of deferred financing costs and required insurance and tax escrow deposits, from the initial borrowing under our revolving credit facility entered into on July 30, 2010.

(2)	Reflects the purchase of the Courtyard Anaheim at Disneyland Resort as if it had occurred on June 30, 2010 for $25,083. The acquisition was funded by a borrowing under our revolving credit facility, which closed on July 30, 2010. The pro forma adjustment reflects the following:

Cash paid of $25,071, net of hotel cash acquired of $12;

Cash paid of $52 for hotel acquisition costs subsequent to June 30, 2010;

Purchase of land, building, and furniture, fixtures and equipment of $24,986; and

Purchase of net working capital of $97.

(3)	Reflects the purchase of the Boston Marriott Newton as if it had occurred on June 30, 2010 for $77,223. The acquisition was funded by a borrowing under our revolving credit facility, which closed on July 30, 2010. The pro forma adjustment reflects the following:

Cash paid of $77,196, net of hotel cash acquired of $27;

Cash paid of $224 for hotel acquisition costs subsequent to June 30, 2010;

Purchase of land, building, and furniture, fixtures and equipment of $77,250; and

Assumption of net working capital deficit of $27.

Chesapeake Lodging Trust

Unaudited pro forma consolidated statement of operations

For the six months ended June 30, 2010

(in thousands, except share and per share data)

	Historical Chesapeake Lodging Trust	Acquisition of Hyatt Regency Boston(1)	Acquisition of Hilton Checkers Los Angeles(2)	Revolving credit facility(3)	Acquisition of Courtyard Anaheim at Disneyland Resort(4)	Acquisition of Boston Marriott Newton(5)	Pro forma adjustments		Pro forma Chesapeake Lodging Trust

REVENUE
Rooms	$10,576	$2,541	$4,021	$—	$2,464	$6,896	$—		$26,498
Food and beverage	3,238	688	807	—	228	6,105	—		11,066
Other	382	106	456	—	160	426	—		1,530

Total revenue	14,196	3,335	5,284	—	2,852	13,427	—		39,094

EXPENSES

Hotel operating expenses:
Rooms	2,300	713	1,008	—	545	1,929	—		6,495
Food and beverage	2,230	709	841	—	180	3,686	—		7,646
Other direct	242	124	89	—	46	165	—		666
Indirect	4,321	1,928	1,921	—	926	5,035	—		14,131

Total hotel operating expenses	9,093	3,474	3,859	—	1,697	10,815	—		28,938
Depreciation and amortization	952	811	1,719	—	553	781	(1,251	)(6)	3,565
Intangible asset amortization	152	32	—	—	—	—	74	(7)	258
Corporate general and administrative:
Share-based compensation	829	—	—	—	—	—	59	(8)	888
Hotel property acquisition costs	1,127	—	—	—	—	—	289	(9)	1,416
Other	2,094	—	—	—	—	—	552	(10)	2,646

Total operating expenses	14,247	4,317	5,578	—	2,250	11,596	(277)		37,711

Operating income (loss)	(51)	(982)	(294)	—	602	1,831	277		1,383
Interest income	85	—	266	—	—	—	(266	)(11)	85
Interest expense	—	—	(372)	(3,762)	(728)	(671)	1,771	(12)	(3,762)
Gain on derivatives	—	—	—	—	420	—	(420	)(13)	—

Income (loss) before income taxes	34	(982)	(400)	(3,762)	294	1,160	1,362		(2,294)
Income tax benefit (expense)	32	—	—	—	—	—	(101	)(14)	(69)

Net income (loss)	$66	$(982)	$(400)	$(3,762)	$294	$1,160	$1,261		$(2,363)

Net income (loss) per common share:
Basic	$0.01								$(0.26)
Diluted	$0.01								$(0.26)

Weighted-average number of common shares outstanding:
Basic	9,083,306								9,098,791	(15)
Diluted	9,094,891								9,098,791	(15)

(1)	Reflects the results of operations of the Hyatt Regency Boston prior to the effective date of the Company’s acquisition of the hotel on March 1, 2010.

(2)	Reflects the results of operations of the Hilton Checkers Los Angeles prior to the Company’s acquisition of the hotel on June 1, 2010.

(3)	Reflects the interest expense, including amortization of deferred financing costs, associated with the initial borrowing of $105 million under the Company’s revolving credit facility entered into on July 30, 2010.

(4)	Reflects the results of operations of the Courtyard Anaheim at Disneyland Resort for the six months ended June 30, 2010.

(5)	Reflects the results of operations of the Boston Marriott Newton for the six months ended June 30, 2010.

(6)	Reflects adjustment to depreciation expense based on the Company’s cost basis in the acquired hotel properties and its accounting policy for depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for building and seven years for furniture, fixtures and equipment.

(7)	Reflects adjustment to amortization of intangible asset expense based on the Company’s cost basis in the acquired long-term air rights contract associated with the Hyatt Regency Boston and its accounting policy for amortization. Intangible asset amortization is computed using the straight-line method over the term of the contract, which expires in 2079.

(8)	Reflects adjustment to record full six months of share-based compensation expense for the Company’s board of trustees and executives with management contracts as if the Company had commenced operations on January 1, 2010.

(9)	Reflects adjustment to record transaction costs incurred to acquire the Hilton Checkers Los Angeles, Courtyard Anaheim at Disneyland Resort, and Boston Marriott Newton.

(10)	Reflects adjustment to record full six months of corporate general and administrative expenses, including employee payroll and benefits, board of trustees fees, investor relations costs, professional services fees, and other costs of being a public company as if the Company had commenced operations on January 1, 2010.

(11)	Reflects removal of historical interest income associated with a note receivable not assumed in conjunction with the acquisition of the Hilton Checkers Los Angeles.

(12)	Reflects removal of historical interest expense associated with debt not assumed in conjunction with the acquisitions of the Hilton Checkers Los Angeles, Courtyard Anaheim at Disneyland Resort, and Boston Marriott Newton.

(13)	Reflects removal of historical gain on derivatives associated with an interest rate swap contract not assumed in conjunction with the acquisition of the Courtyard Anaheim at Disneyland Resort.

(14)	Reflects adjustment to record pro forma income taxes related to the Company’s TRS as if all acquisitions had occurred on January 1, 2010.

(15)	Reflects number of common shares issued and outstanding as if the Company’s IPO and private placements had occurred on January 1, 2010.

Chesapeake Lodging Trust

Unaudited pro forma consolidated statement of operations

For the year ended December 31, 2009

(in thousands, except share and per share data)

	Historical Chesapeake Lodging Trust(1)	Acquisition of Hyatt Regency Boston(2)	Acquisition of Hilton Checkers Los Angeles(3)	Revolving credit facility(4)	Acquisition of Courtyard Anaheim at Disneyland Resort(5)	Acquisition of Boston Marriott Newton(6)	Pro forma adjustments		Pro forma Chesapeake Lodging Trust

REVENUE
Rooms	$—	$24,120	$9,519	$—	$4,624	$13,321	$—		$51,584
Food and beverage	—	8,193	1,742	—	455	10,852	—		21,242
Other	—	1,044	968	—	348	1,441	—		3,801

Total revenue	—	33,357	12,229	—	5,427	25,614	—		76,627

EXPENSES

Hotel operating expenses:
Rooms	—	6,153	2,481	—	1,061	3,695	—		13,390
Food and beverage	—	5,596	1,770	—	350	6,703	—		14,419
Other direct	—	637	218	—	95	545	—		1,495
Indirect	—	11,533	4,345	—	1,855	10,035	—		27,768

Total hotel operating expenses	—	23,919	8,814	—	3,361	20,978	—		57,072
Depreciation and amortization	—	4,409	4,003	—	1,104	2,845	(5,232	)(7)	7,129
Intangible asset amortization	—	197	—	—	—	—	322	(8)	519

Corporate general and administrative:
Share-based compensation	—	—	—	—	—	—	1,774	(9)	1,774
Hotel property acquisition costs	—	—	—	—	—	1,028	388	(10)	1,416
Other	—	—	—	—	—	—	5,293	(11)	5,293

Total operating expenses	—	28,525	12,817	—	4,465	24,851	2,545		73,203

Operating income (loss)	—	4,832	(588)	—	962	763	(2,545)		3,424
Interest income	—	4	659	—	—	—	(637	)(12)	26
Interest expense	—	—	(1,236)	(7,524)	(1,471)	(387)	3,094	(13)	(7,524)
Gain on hotel acquisition	—	—	—	—	—	10,900	(10,900	)(14)	—
Gain on derivatives	—	—	—	—	840	—	(840	)(15)	—

Income (loss) before income taxes	—	4,836	(1,165)	(7,524)	331	11,276	(11,828)		(4,074)
Income tax expense	—	—	—	—	—	—	(391	)(16)	(391)

Net income (loss)	$—	$4,836	$(1,165)	$(7,524)	$331	$11,276	$(12,219)		$(4,465)

Net loss per common share—basic and diluted	$—								$(0.49)

Weighted-average number of common shares
outstanding—basic and diluted	100,000								9,098,647	(17)

(1)	The Company had no operations for the year ended December 31, 2009.

(2)	Reflects the historical audited statement of operations of the Hyatt Regency Boston for the year ended December 31, 2009.

(3)	Reflects the historical audited statement of operations of the Hilton Checkers Los Angeles for the year ended December 31, 2009.

(4)	Reflects the interest expense, including amortization of deferred financing costs, associated with the initial borrowing of $105 million under the Company’s revolving credit facility entered into on July 30, 2010.

(5)	Reflects the historical audited statement of operations of the Courtyard Anaheim at Disneyland Resort for the year ended December 31, 2009.

(6)	Reflects the historical audited statement of operations of the Boston Marriott Newton for period from January 3, 2009 through December 31, 2009.

(7)	Reflects adjustment to depreciation expense based on the Company’s cost basis in the acquired hotel properties and its accounting policy for depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for building and seven years for furniture, fixtures and equipment.

(8)	Reflects adjustment to amortization of intangible asset expense based on the Company’s cost basis in the acquired long-term air rights contract associated with the Hyatt Regency Boston and its accounting policy for amortization. Intangible asset amortization is computed using the straight-line method over the term of the contract, which expires in 2079.

(9)	Reflects adjustment to record full year share-based compensation expense for the Company’s board of trustees and executives with management contracts.

(10)	Reflects adjustment to remove historical transaction costs incurred with the previous sale of the Boston Marriott Newton on July 16, 2009 and to record transaction costs incurred to acquire the hotel properties.

(11)	Reflects adjustment to record full year corporate general and administrative expenses, including employee payroll and benefits, board of trustees fees, investor relations costs, professional services fees, and other costs of being a public company.

(12)	Reflects removal of historical interest income associated with a note receivable not assumed in conjunction with the acquisition of the Hilton Checkers Los Angeles.

(13)	Reflects removal of historical interest expense associated with debt not assumed in conjunction with the acquisitions of the Hilton Checkers Los Angeles, Courtyard Anaheim at Disneyland Resort, and Boston Marriott Newton.

(14)	Reflects removal of historical gain on hotel acquisition associated with the previous sale of the Boston Marriott Newton on July 16, 2009.

(15)	Reflects removal of historical gain on derivatives associated with an interest rate swap contract not assumed in conjunction with the acquisition of the Courtyard Anaheim at Disneyland Resort.

(16)	Reflects adjustment to record pro forma income taxes related to the Company’s TRS as if all acquisitions had occurred on January 1, 2009.

(17)	Reflects number of common shares issued and outstanding as if the Company’s IPO and private placements had occurred on January 1, 2009.

Chesapeake Lodging Trust

Consolidated balance sheets

(in thousands, except share data)

	June 30, 2010	December 31, 2009
	(unaudited)

ASSETS
Property and equipment, net	$122,657	$—
Intangible asset, net of accumulated amortization of $152	35,953	—
Cash and cash equivalents	11,160	23
Restricted cash	438	—
Accounts receivable, net of allowance for doubtful accounts of $19	3,133	—
Prepaid expenses and other assets	1,981	412

Total assets	$175,322	$435

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$5,056	$185
Related-party loan	—	249

Total liabilities	5,056	434

Commitments and contingencies (Note 9)

Preferred shares, $.01 par value; 100,000,000 shares authorized; no shares issued and outstanding, respectively	—	—
Common shares, $.01 par value; 400,000,000 shares authorized; 9,349,813 shares and 100,000 shares issued and outstanding, respectively	93	1
Additional paid-in capital	170,107	—
Retained earnings	66	—

Total shareholders’ equity	170,266	1

Total liabilities and shareholders’ equity	$175,322	$435

The accompanying notes are an integral part of these financial statements.

Chesapeake Lodging Trust

Consolidated statements of operations

(in thousands, except share and per share data)

(unaudited)

	Three months ended June 30, 2010	Six months ended June 30, 2010

REVENUE
Rooms	$8,769	$10,576
Food and beverage	2,710	3,238
Other	296	382

Total revenue	11,775	14,196

EXPENSES

Hotel operating expenses:
Rooms	1,833	2,300
Food and beverage	1,801	2,230
Other direct	196	242
Indirect	3,439	4,321

Total hotel operating expenses	7,269	9,093
Depreciation and amortization	744	952
Intangible asset amortization	130	152

Corporate general and administrative:
Share-based compensation	429	829
Hotel property acquisition costs	453	1,127
Other	1,407	2,094

Total operating expenses	10,432	14,247

Operating income (loss)	1,343	(51)
Interest income	36	85

Income before income taxes	1,379	34
Income tax benefit (expense)	(12)	32

Net income	$1,367	$66

Net income per share:
Basic	$.15	$.01
Diluted	$.15	$.01

Weighted-average number of common shares outstanding:
Basic	9,098,930	9,083,306
Diluted	9,111,597	9,094,891

The accompanying notes are an integral part of these financial statements.

Chesapeake Lodging Trust

Consolidated statement of shareholders’ equity

(in thousands, except share data)

(unaudited)

	Common shares		Additional paid-in capital	Retained earnings	Total
	Shares	Amount

Balances at December 31, 2009	100,000	$1	$—	$—	$1
Sale of common shares, net of underwriting fees and offering costs	9,093,147	91	169,280	—	169,371
Repurchase of common shares	(100,000)	(1)	—	—	(1)
Issuance of restricted common shares	250,414	2	(2)	—	—
Issuance of unrestricted common shares	6,252	—	118	—	118
Amortization of deferred compensation	—	—	711	—	711
Net income	—	—	—	66	66

Balances at June 30, 2010	9,349,813	$93	$170,107	$66	$170,266

The accompanying notes are an integral part of these financial statements.

Chesapeake Lodging Trust

Consolidated statement of cash flows

(in thousands)

(unaudited)

Six months ended June 30, 2010

Cash flows from operating activities:
Net income	$66
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	952
Intangible asset amortization	152
Share-based compensation	829
Changes in assets and liabilities:
Accounts receivable, net	(1,976)
Prepaid expenses and other assets	(91)
Accounts payable and accrued expenses	3,837

Net cash provided by operating activities	3,769

Cash flows from investing activities:
Acquisition of hotel properties, net of cash acquired	(159,007)
Deposit on hotel property acquisition	(750)
Improvements and additions to hotel properties	(1,497)
Change in restricted cash	(438)

Net cash used in investing activities	(161,692)

Cash flows from financing activities:
Proceeds from sale of common shares, net of underwriting fees	171,131
Payment of offering costs related to sale of common shares	(1,644)
Repurchase of common shares	(1)
Repayment of related-party loan	(249)
Deposit on loan application	(50)
Payment of deferred financing costs	(127)

Net cash provided by financing activities	169,060

Net increase in cash	11,137
Cash and cash equivalents, beginning of period	23

Cash and cash equivalents, end of period	$11,160

The accompanying notes are an integral part of these financial statements.

Chesapeake Lodging Trust

Notes to consolidated financial statements

(Unaudited)

1. Organization and description of business

Chesapeake Lodging Trust (the “Company”) is a self-advised real estate investment trust (“REIT”) that was organized in the state of Maryland on June 12, 2009. The Company is focused on investments primarily in upper-upscale hotel properties in major business, airport and convention markets and, on a selective basis, premium select-service hotel properties in urban settings or unique locations in the United States of America.

On January 27, 2010, the Company completed its initial public offering (“IPO”) and sold 7,500,000 common shares, resulting in net proceeds (after deducting initial underwriting fees and offering costs) of approximately $146.7 million. Concurrent with the IPO, the Company sold in private placements an aggregate of 1,507,293 common shares, resulting in net proceeds of approximately $28.5 million. On February 24, 2010, the Company sold an additional 85,854 common shares as a result of the exercise of the underwriters’ overallotment option, resulting in net proceeds (after deducting initial underwriting fees) of approximately $1.7 million. On May 21, 2010, the Company paid an additional $7.6 million in deferred underwriting fees as a result of satisfying the capital deployment hurdle set forth in its agreement with the underwriters of the IPO. The total net proceeds (after deducting initial and deferred underwriting fees and offering costs) generated from the IPO, private placements and the exercise of the underwriters’ overallotment option were approximately $169.4 million.

On March 18, 2010, the Company acquired its first hotel property, the Hyatt Regency Boston hotel located in Boston, Massachusetts, for approximately $113.1 million. On June 1, 2010, the Company acquired its second hotel property, the Hilton Checkers Los Angeles hotel located in Los Angeles, California, for approximately $46.0 million. Subsequent to June 30, 2010, the Company acquired the Courtyard Anaheim at Disneyland Resort hotel located in Anaheim, California for approximately $25.1 million and the Boston Marriott Newton hotel located in Newton, Massachusetts for approximately $77.2 million.

Substantially all of the Company’s assets are held by, and all of its operations are conducted through, Chesapeake Lodging, L.P., a Delaware limited partnership, which is wholly owned by the Company (the “Operating Partnership”). For the Company to qualify as a REIT, it cannot operate hotels. Therefore, the Operating Partnership leases its hotels to CHSP TRS LLC (“CHSP TRS”), which is a wholly owned subsidiary of the Operating Partnership. CHSP TRS then engages hotel management companies to operate the hotels pursuant to management agreements. CHSP TRS is treated as a taxable REIT subsidiary for federal income tax purposes.

2. Summary of significant accounting policies

Basis of presentation—The Company had no operations prior to the completion of its IPO on January 27, 2010. The consolidated financial statements presented herein include all of the accounts of Chesapeake Lodging Trust and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The information in these consolidated financial statements is unaudited but, in the opinion of management, reflects all adjustments necessary for a fair presentation of the results for the periods covered. All such adjustments are of a normal, recurring nature unless disclosed otherwise. These consolidated financial statements, including notes, have been prepared in accordance with the applicable rules of the Securities and Exchange Commission (“SEC”) and do not include all of the information and disclosures required by U.S. generally accepted accounting principles (“GAAP”) for complete financial statements.

Cash and cash equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted cash—Restricted cash includes reserves held in escrow for normal replacements of furniture, fixtures and equipment, pursuant to certain requirements in the Company’s hotel management agreements.

Investments in hotel properties—The Company allocates the purchase prices of hotel properties acquired based on the fair value of the acquired property, furniture, fixtures and equipment, and identifiable intangible assets and the fair value of the liabilities assumed. In making estimates of fair value for purposes of allocating the purchase price, the Company utilizes a number of sources of information that are obtained in connection with the acquisition of a hotel property, including cost segregation studies and valuations performed by independent third parties. The Company also considers information obtained about each hotel property as a result of its pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets acquired. Hotel property acquisition costs, such as transfer taxes, title insurance, environmental and property condition reviews, and legal and accounting fees, are expensed in the period incurred.

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, generally 15 to 40 years for buildings and building improvements and three to ten years for furniture, fixtures and equipment. Replacements and improvements at the hotel properties are capitalized, while repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the Company’s accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

Intangible assets are recorded on non-market contracts, including air rights and lease, management and franchise agreements, assumed as part of the acquisition of certain hotel properties. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and the Company’s estimate of the fair market contract rates for corresponding contracts measured over a period equal to the remaining non-cancelable term of the contracts acquired. Contracts acquired which are at market do not have significant value. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related contracts.

The Company reviews its hotel properties for impairment whenever events or changes in circumstances indicate that the carrying values of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property’s estimated fair market value is recorded and an impairment loss is recognized. No impairment losses have been recognized for the three and six months ended June 30, 2010.

The Company classifies a hotel property as held for sale in the period in which it has made the decision to dispose of the hotel property, a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of nonrefundable cash, and no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner. If these criteria are met, depreciation and amortization of the hotel property will cease and an impairment loss will be recognized if the fair value of the hotel property, less the costs to sell, is lower than the carrying amount of the hotel property. The Company will classify the loss, together with the related operating results, as discontinued operations in the consolidated statements of operations and classify the assets and related liabilities as held for sale in the consolidated balance sheet. As of June 30, 2010, the Company had no assets held for sale or liabilities related to assets held for sale.

Revenue recognition—Revenues from operations of the hotels are recognized when the services are provided. Revenues consist of room sales, food and beverage sales, and other hotel department revenues, such as parking, telephone, and gift shop sales.

Income taxes—The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. As a REIT, the Company generally will not be subject to federal income tax on that portion of its net income (loss) that does not relate to CHSP TRS, the Company’s wholly owned taxable REIT subsidiary, and that is currently distributed to its shareholders. CHSP TRS, which leases the Company’s hotels from the Operating Partnership, is subject to federal and state income taxes.

The Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are provided if based upon the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Earnings per share—Basic net income (loss) per share is calculated by dividing net income (loss), less dividends on unvested restricted common shares, by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated by dividing net income (loss), less dividends on unvested restricted common shares, by the weighted-average number of common shares outstanding, plus other dilutive securities, such as unvested restricted common shares, during the period.

Share-based compensation—From time-to-time, the Company grants restricted share awards to employees. To-date, the Company has granted two types of restricted share awards: (1) awards that vest solely on continued employment (time-based awards) and (2) awards that vest based on the Company achieving specified levels of relative total shareholder return and continued employment (performance-based awards). The Company measures share-based compensation expense for the restricted share awards based on the fair value of the awards on the date of grant. The fair value of time-based awards is determined based on the closing price of the

Company’s common shares on the measurement date, which is generally the date of grant. The fair value of performance-based awards is determined using a Monte Carlo simulation. For time-based awards, share-based compensation expense is recognized on a straight-line basis over the life of the entire award. For performance-based awards, share-based compensation expense is recognized over the requisite service period for each award. No share-based compensation expense is recognized for awards for which employees do not render the requisite service.

Comprehensive income (loss)—Comprehensive income (loss), as defined, includes all changes in shareholders’ equity during a period from non-owner sources. The Company does not have any items of comprehensive income (loss) other than net income (loss).

Segment information—The Company has determined that its business is conducted in one reportable segment, hotel ownership.

Use of estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Acquisition of hotel properties

On March 18, 2010, the Company acquired the 498-room Hyatt Regency Boston hotel located in Boston, Massachusetts for approximately $113.1 million. The effective date of the Hyatt Regency Boston hotel acquisition was March 1, 2010. As part of the acquisition, the Company acquired an air rights contract which expires on September 11, 2079 and that requires no payments through maturity. The Company recorded the fair value of the air rights contract as an intangible asset in the consolidated balance sheet and is amortizing the asset using the straight-line method over the term of the contract. The Company entered into a long-term agreement with Hyatt Corporation to continue to operate the hotel under the Hyatt Regency flag.

On June 1, 2010, the Company acquired the 188-room Hilton Checkers Los Angeles hotel located in Los Angeles, California for approximately $46.0 million. The Company entered into an agreement with Crestline Hotels & Resorts, Inc. to operate the hotel under the Hilton flag.

The preliminary allocation of the purchase prices to the acquired assets and liabilities based on their fair values was as follows (in thousands):

Land	$9,010
Buildings and improvements	104,172
Furniture, fixtures and equipment	8,930
Intangible asset	36,105
Cash	89
Accounts receivable, net	1,157
Prepaid expenses and other assets	667
Accounts payable and accrued expenses	(1,034)

Net assets acquired	$159,096

The following pro forma financial information presents the results of operations of the Company for the three and six months ended June 30, 2010 and 2009 as if the Hyatt Regency Boston hotel acquisition and the Hilton Checkers Los Angeles hotel acquisition had both taken place on January 1, 2009. Since the Company commenced operations on January 27, 2010 upon completion of the IPO, pro forma adjustments have been included for corporate general and administrative expenses and income taxes for the three months ended June 30, 2009 and the six months ended June 30, 2010 and 2009. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have actually occurred had both transactions taken place on January 1, 2009, or of future results of operations (in thousands, except per share data).

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Total revenue	$13,773	$12,614	$22,870	$21,565
Total hotel operating expenses	8,779	8,484	16,382	16,288
Total operating expenses	11,727	11,421	22,131	22,999
Operating income (loss)	2,046	1,193	739	(1,434)
Net income (loss)	2,060	1,110	828	(1,540)

Net income (loss) per common share:
Basic	.23	.12	.09	(.17)
Diluted	.23	.12	.09	(.17)

4. Property and equipment

Property and equipment as of June 30, 2010 consisted of the following (in thousands):

June 30, 2010

Land	$9,010
Buildings and improvements	104,212
Furniture, fixtures and equipment	9,054
Construction-in-progress	1,333

123,609
Less: accumulated depreciation and amortization	(952)

Property and equipment, net	$122,657

5. Earnings per share

The following is a reconciliation of the amounts used in calculating basic and diluted net income per share (in thousands, except share and per share data):

	Three months ended June 30, 2010	Six months ended June 30, 2010

Numerator:
Net income	$1,367	$66
Less: dividends on unvested restricted common shares	—	—

Net income after dividends on unvested restricted common shares	$1,367	$66

Denominator:
Weighted-average number of common shares outstanding—basic	9,098,930	9,083,306

Effect of dilutive securities:
Unvested restricted common shares	12,667	11,585

Weighted-average number of common shares outstanding—diluted	9,111,597	9,094,891

Earnings per share:
Basic	$.15	$.01
Diluted	$.15	$.01

6. Shareholders’ equity

Common shares—The Company is authorized to issue up to 400,000,000 common shares, $.01 par value per share. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Holders of the Company’s common shares are entitled to receive distributions when authorized by the Company’s board of trustees out of assets legally available for the payment of distributions.

On January 27, 2010, the Company completed its IPO and sold 7,500,000 common shares at a price of $20 per share, resulting in gross proceeds of $150 million and net proceeds (after deducting initial underwriting fees and offering costs) of approximately $146.7 million. Concurrent with the IPO, the Company sold in third-party private placements an aggregate of 1,357,293 common shares at a price per share equal to the IPO price, less an amount equal to the initial and deferred underwriting fees of $1.20 per share. The Company also sold in private placements to its non-executive chairman and certain executives an aggregate of 150,000 common shares at a price per share equal to the IPO price. The proceeds generated from private placements were approximately $28.5 million. On February 24, 2010, the Company sold an additional 85,854 common shares at a price of $19.80 per share, net of the initial underwriting fee, as a result of the exercise of the underwriters’ overallotment option, resulting in additional net proceeds of approximately $1.7 million. On May 21, 2010, the Company paid an additional $7.6 million in deferred underwriting fees as a result of satisfying the capital deployment hurdle set forth in its agreement with the underwriters of the IPO. The total net proceeds (after deducting initial and deferred underwriting fees and offering costs) generated from the IPO, private placements and the exercise of the underwriters’ overallotment option were approximately $169.4 million.

For the three and six months ended June 30, 2010, the Company issued 474 and 256,666 restricted and unrestricted common shares, respectively, to its employees and trustees. As of June 30, 2010, the Company had 9,349,813 common shares outstanding.

Preferred shares—The Company is authorized to issue up to 100,000,000 preferred shares, $.01 par value per share. The Company’s board of trustees is required to set for each class or series of preferred shares the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption.

7. Equity plan

In January 2010, the Company established the Chesapeake Lodging Trust Equity Plan (the “Plan”), which provides for the issuance of equity-based awards, including restricted shares, unrestricted shares, share options, share appreciation rights (SARs), and other awards based on the Company’s common shares. Employees and trustees of the Company and other persons that provide services to the Company are eligible to participate in the Plan. The compensation committee of the board of trustees administers the Plan and determines the number of awards to be granted, the vesting period, and the exercise price, if any.

The Company has reserved 454,657 common shares for issuance under the Plan. Shares that are issued under the Plan to any person pursuant to an award are counted against this limit as one share for every one share granted. If any shares covered by an award are not purchased or are forfeited, if an award is settled in cash or if an award otherwise terminates without delivery of any shares, then the number of common shares counted against the aggregate number of shares available under the Plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the Plan.

The Company will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the Plan, including the individual limitations on awards, to reflect share dividends, share splits, spin-offs and other similar events. While the compensation committee can terminate or amend the Plan at any time, no amendment can adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of the Company’s common shareholders to the extent required by law or if the amendment would materially increase the benefits accruing to participants under the Plan, materially increase the aggregate number of shares that can be issued under the Plan, or materially modify the requirements as to eligibility for participation in the Plan. Unless terminated earlier, the Plan will terminate in January 2020, but will continue to govern unexpired awards.

For the six months ended June 30, 2010, the Company granted 250,414 restricted common shares to certain employees. Two types of shares were granted: (1) 212,044 shares that vest solely on continued employment (time-based awards) and (2) 38,370 shares that vest based on the Company achieving specified levels of relative total shareholder return and continued employment (performance-based awards). The time-based awards are eligible to vest at the rate of one-third of the number of restricted shares granted commencing on the first anniversary of their issuance. The performance-based awards are eligible to vest at the rate of one-third of the number of restricted shares granted commencing on December 31, 2010 and each year thereafter. Additional vesting of performance-based awards can also occur at December 31, 2012 based on the cumulative level of relative total shareholder return during the entire performance measurement period. Dividends on the performance-based awards will accrue, but will not be paid unless the related shares vest. The fair value of the performance-based awards was determined using a Monte Carlo simulation with the following assumptions: volatility of 79.42%; an expected term equal to the requisite service period for the awards; and a risk-free interest rate of 1.45%.

As of June 30, 2010, there was approximately $3.9 million of unrecognized share-based compensation expense related to restricted common shares. The unrecognized share-based compensation expense is expected to be recognized over a weighted-average period of 2.5 years. The following is a summary of the Company’s restricted common shares for the six months ended June 30, 2010:

	Number of shares	Weighted-average grant-date fair value

Restricted common shares as of December 31, 2009	—	—
Granted	250,414	$18.50
Vested	—	—
Forfeited	—	—

Restricted common shares as of June 30, 2010	250,414	$18.50

For the six months ended June 30, 2010, the Company granted 6,252 unrestricted common shares to the Company’s trustees, which vested immediately. As of June 30, 2010, subject to increases resulting from the forfeiture of currently outstanding awards, 197,991 common shares were reserved and available for future issuances under the Plan.

8. Related-party transactions

On January 27, 2010, at the time of the closing of the IPO, the Company repaid a $249 thousand loan from certain executives that had been made in 2009 to fund certain offering costs of the IPO. At the same time, the Company repurchased from those same executives 100,000 common shares issued in connection with the Company’s initial capitalization for an aggregate price of $1 thousand, the same price the executives paid for the shares.

9. Commitments and contingencies

Management agreements—The Company’s hotel properties operate pursuant to management agreements with two management companies, Hyatt Corporation and Crestline Hotels & Resorts, Inc. Each management company receives a base management fee generally between 2% and 4% of hotel revenues. The management companies are also eligible to receive an incentive management fee if hotel operating income, as defined in the management agreements, exceeds certain performance thresholds. The incentive management fee is generally calculated as a percentage of hotel operating income after the Company has received a priority return on its investment in the hotel.

Franchise agreement—The Hilton Checkers Los Angeles hotel operates pursuant to a franchise agreement with Hilton Worldwide. Pursuant to the franchise agreement, the Company currently pays a royalty fee of 5% of room revenues and 1% of food and beverage revenues, plus additional fees for marketing, central reservation systems, and other franchisor costs that amount to between 4% and 5% of room revenues. The Hyatt Regency Boston hotel is managed by Hyatt Corporation pursuant to a management agreement that allows the hotel property to operate under the Hyatt Regency brand.

Property improvement reserves—Pursuant to its management agreements, the Company is required to establish a property improvement reserve for each hotel to cover the cost of replacing furniture, fixtures and equipment. Contributions to the property improvement reserve are based on a percentage of gross revenues at each hotel. The Company is generally required to contribute between 3% and 5% of gross revenues over the term of the agreements.

Litigation—The Company is not involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company.

10. Subsequent events

On July 30, 2010, the Company entered into a credit agreement to obtain a $115.0 million, two-year secured revolving credit facility with a syndicate of banks. The revolving credit facility is led by Wells Fargo Bank, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent. The amount that the Company can borrow under the revolving credit facility is based on the value of the Company’s hotel properties included in the borrowing base, as defined in the credit agreement. Borrowings under the revolving credit facility bear interest equal to LIBOR plus 3.75%, subject to a LIBOR floor of 2.00%. The credit agreement contains standard financial covenants, including certain leverage ratios, coverage ratios, and a minimum tangible net worth requirement. Subject to certain conditions, the revolving credit facility allows for a one-year extension.

Also on July 30, 2010, the Company acquired the 153-room Courtyard Anaheim at Disneyland Resort hotel in Anaheim, California for approximately $25.1 million and the 430-room Boston Marriott Newton hotel in Newton, Massachusetts for approximately $77.2 million. The Company entered into an agreement with Tarsadia Hotels to operate the Courtyard Anaheim at Disneyland Resort hotel under the Courtyard by Marriott flag and entered into an agreement with TPG Hospitality, Inc. to operate the Boston Marriott Newton hotel under the Marriott flag. The Courtyard Anaheim at Disneyland Resort hotel and Boston Marriott Newton hotel acquisitions were funded by a $105.0 million borrowing under the Company’s revolving credit facility.

Report of independent registered public accounting firm

The Board of Trustees of Chesapeake Lodging Trust,

We have audited the accompanying balance sheet of Chesapeake Lodging Trust formerly Crown Hospitality Trust (the “Company”), as of December 31, 2009. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

January 19, 2010

Chesapeake Lodging Trust Formerly Crown Hospitality Trust

Balance sheet

December 31, 2009

Assets
Cash	$22,832
Deferred offering costs	412,168

Total assets	$435,000

Liabilities and shareholder’s equity
Liabilities
Accrued Liabilities	$185,000
Related party loan	249,000

Total Liabilities	434,000

Shareholder’s equity
Common shares, $0.01 par value, 400,000,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	—
Retained earnings	—

Total shareholder’s capital	1,000

Total liabilities and shareholder’s capital	$435,000

See accompanying notes to financial statement.

Chesapeake Lodging Trust

Notes to financial statement

December 31, 2009

Note 1. Organization

Crown Hospitality Trust (the “Company”) was organized as a Maryland real estate investment trust on June 12, 2009 and changed its name to Chesapeake Lodging Trust on September 23, 2009. Under the Declaration of Trust, the Company initially was authorized to issue up to 25,000,000 common shares of beneficial interest, par value $0.01 per share. Pursuant to the Articles of Amendment and Restatement of Declaration of Trust the Company is authorized to issue 400,000,000 common shares of beneficial interest.

The Company intends to elect and qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2010. In order to maintain its qualification as a REIT, the Company plans to distribute at least 90% of its taxable income in the form of qualifying distributions to its shareholders.

The Company has not commenced operations.

Note 2. Initial public offering and concurrent private placements

The Company intends to conduct an initial public offering, or IPO, of common shares, which it expects to complete during the first calendar quarter of 2010.

Concurrently with the offering, in separate private placements, the Company will sell (1) up to 4.9% of the common shares to be outstanding following the offering, but in no event more than $20 million of its common shares, to Hyatt Hotels Corporation, or Hyatt, and (2) up to 9.8% of the common shares to be outstanding following the offering, but in no event more than $25 million of its common shares to an institutional fund advised by BAMCO, Inc. on behalf of its investment advisory client, the Baron Small Cap Fund, or Baron, in each case, excluding common shares that may be sold pursuant to the underwriters’ overallotment option, and at the IPO price per share, less the greater of the underwriting discount or 6%. The Company also will sell an aggregate of 150,000 common shares to its non-executive chairman and certain of its executive officers at the IPO price per share.

The Company will contribute the net proceeds of the offering and concurrent private placements to Chesapeake Lodging, L.P., which will be its operating partnership. The Company’s operating partnership intends to subsequently use the net proceeds received from the Company to repay Messrs. Francis and Vicari for loans which funded the Company’s offering costs.

Note 3. Significant accounting policies

Use of estimates.    The preparation of the balance sheet in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Underwriting commissions and costs.    Underwriting commissions and costs to be incurred in connection with the Company’s common share offering will be reflected as a reduction of additional paid-in-capital.

Deferred offering costs.    Deferred offering costs consist primarily of legal, audit and filing fees incurred through the date of the balance sheet that are related to the offering and concurrent private placements that will be charged to capital upon the receipt of the net proceeds of the offering and concurrent private placements or charged to expense if the offering or concurrent private placements are not completed.

Organization costs.    Costs incurred to organize the Company will be expensed as incurred.

Cash.    Cash is comprised of cash held in a major banking institution.

Related party transactions.    Mr. Francis, President, Chief Executive Officer and a Trustee, and Mr. Vicari, Executive Vice President, Chief Financial Officer, Treasurer, Secretary and a Trustee, have loaned the Company an aggregate of $249,000. The loan is structured as a demand note and bears interest at the Federal Short Term Rate as announced by the Internal Revenue Service.

Sourcing agreement with Hyatt.    The Company has entered into a sourcing agreement with Hyatt pursuant to which for three years following completion of the offering, the Company will provide Hyatt with an exclusive right of first offer to manage or franchise each hotel it acquires, to the extent those hotels are not operated under other brands and the Company determines that a brand relationship is desirable, and Hyatt may, in its sole discretion, identify and refer acquisition opportunities to the Company. The Company believes that its relationship with Hyatt will benefit its shareholders as a result of Hyatt’s strong brands and excellent hotel management services. The Company plans to continue to explore with Hyatt how to further its sourcing relationship in order to maximize the value of the relationship to both parties.

In addition, in order to streamline its process with Hyatt, the Company has negotiated a form of franchise agreement and a form of management agreement that it may use, subject to the completion of definitive agreements, to the extent it makes acquisitions pursuant to the sourcing agreement.

Note 4. Contingencies

Upon completion of the offering, the Company will be obligated to pay additional fees and expenses related to the offering that will be charged to capital upon the receipt of the net proceeds of the offering and concurrent private placements.

Note 5. Subsequent event

We have evaluated subsequent events through January 19, 2010.

Report of independent auditors

To the Owners of Hyatt Regency Boston

We have audited the accompanying statements of assets and liabilities of Hyatt Regency Boston (the Hotel) as of December 31, 2009 and 2008, and the related statements of revenues and expenses, changes in net assets, and cash flows for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008. These financial statements are the responsibility of the Hotel’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Hotel’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Hotel’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hyatt Regency Boston as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

April 28, 2010

Hyatt Regency Boston

Statements of assets and liabilities

		Predecessor
	December 31, 2009	December 31, 2008

Assets
Property and equipment, net	$94,131,625	$72,047,478
Cash	79,176	704,571
Restricted cash	—	4,588,734
Accounts receivable, less allowance for doubtful accounts of $65,267 and $141,585 in 2009 and 2008, respectively	2,057,230	2,120,155
Inventories	79,021	83,027
Prepaid expenses and other assets	276,146	385,304
Acquired lease rights, net	13,430,000	15,138,816

Total assets	$110,053,198	$95,068,085

Liabilities and net assets
Accounts payable	$679,908	$734,078
Due to affiliate	190,082	—
Accrued expenses and other liabilities	1,676,839	1,561,035

Total liabilities	2,546,829	2,295,113

Net assets	107,506,369	92,772,972

Total liabilities and net assets	$110,053,198	$95,068,085

See accompanying notes.

Hyatt Regency Boston

Statements of revenues and expenses

		Predecessor
	February 17, 2009 through December 31, 2009	January 1, 2009 through February 16, 2009	Year ended December 31, 2008

Departmental revenues:
Rooms	$22,091,613	$2,028,686	$29,066,738
Food and beverage	7,529,238	663,808	9,680,515
Other	838,502	204,886	1,023,971

Total departmental revenues	30,459,353	2,897,380	39,771,224

Departmental expenses:
Rooms	5,540,418	612,208	6,471,566
Food and beverage	5,023,400	572,450	6,287,377
Other	549,840	87,384	712,408

Total departmental expenses	11,113,658	1,272,042	13,471,351

Operating expenses:
Administrative and general	2,357,385	317,865	2,960,067
Marketing and sales	1,676,446	288,393	2,433,887
Depreciation	3,747,351	662,086	4,490,204
Amortization	170,000	26,747	213,976
Property operation and maintenance	1,113,047	167,713	1,269,613
Utilities	1,379,761	296,379	1,693,879
Management fee	913,781	71,465	1,374,335
Real estate and other property taxes	2,090,708	555,715	2,084,354
Rent	23,529	3,235	23,745
Insurance	170,660	106,760	278,641

Total operating expenses	13,642,668	2,496,358	16,822,701

Interest income	—	4,071	91,062

Net income (loss)	$5,703,027	$(866,949)	$9,568,234

See accompanying notes.

Hyatt Regency Boston

Statements of net assets

Predecessor
Balance, January 1, 2008	$96,977,989
Net income	9,568,234
(Distributions to) contributions from owners, net	(13,773,251)

Balance, December 31, 2008	92,772,972
Net loss	(866,949)
(Distributions to) contributions from owners, net	(510,448)

Balance, February 16, 2009	$91,395,575

Hyatt
Balance, February 17, 2009	$110,044,669
Net income	5,703,027
(Distributions to) contributions from owners, net	(8,241,327)

Balance, December 31, 2009	$107,506,369

See accompanying notes.

Hyatt Regency Boston

Statements of cash flows

		Predecessor
	February 17, 2009 through December 31, 2009	January 1, 2009 through February 16, 2009	Year ended December 31, 2008

Cash flows from operating activities
Net income (loss)	$5,703,027	$(866,949)	$9,568,234
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,747,351	662,086	4,490,204
Amortization	170,000	26,747	213,976
Provision for doubtful accounts	108,019	2,000	90,326
Changes in operating assets and liabilities:
Accounts receivable	(315,403)	268,307	1,267,187
Inventories	3,410	598	11,315
Prepaid expenses and other assets	367,676	(258,516)	(146,990)
Accounts payable	(76,669)	22,497	(506,178)
Accrued expenses and other liabilities	(344,504)	557,674	(277,851)
Due to/from affiliate	92,715	—	51,954

Net cash provided by operating activities	9,455,622	414,444	14,762,177

Cash flows from investing activities
Purchase of property and equipment	(1,603,591)	(13,636)	(1,339,953)

Net cash used in investing activities	(1,603,591)	(13,636)	(1,339,953)

Cash flows from financing activities
Restricted cash	—	(126,459)	(1,027,779)
(Distributions to) contributions from owners, net	(8,241,327)	(510,448)	(13,773,251)

Net cash used in financing activities	(8,241,327)	(636,907)	(14,801,030)

Net decrease in cash	(389,296)	(236,099)	(1,378,806)
Cash, beginning of period	468,472	704,571	2,083,377

Cash, end of period	$79,176	$468,472	$704,571

See accompanying notes.

Hyatt Regency Boston

Notes to financial statements

December 31, 2009

1. Organization and presentation

Organization

The Hyatt Regency Boston (the Hotel) is a 498-room business hotel located in Boston, Massachusetts. The Hotel is owned by Boston Hotel Company, L.L.C., a subsidiary of Hyatt Hotels Corporation (collectively, Hyatt), during the period from February 17, 2009 to December 31, 2009 and by the BRE/Swiss L.L.C., a subsidiary of Host Hotels & Resorts, L.P. (collectively, Host) during the period from January 1, 2009 through February 16, 2009 and for the year ended December 31, 2008. Host is commonly referred to as the Predecessor. As a result of the purchase of the Hotel, Hyatt recorded certain of the Hotel’s assets and liabilities on a basis different from the Predecessor. As a result of the purchase, the Predecessor financial statements are not comparable to Hyatt.

On March 18, 2010, Hyatt entered into a purchase agreement with Chesapeake Lodging Trust for the sale of the Hotel for $112,000,000.

The Hotel was managed and operated by Hyatt during 2009 and 2008.

Basis of presentation

The accompanying financial statements have been prepared for purposes of enabling Chesapeake Lodging Trust to comply with certain requirements of the Securities and Exchange Commission. The financial statements as of December 31, 2009 and 2008 and for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008, include assets, liabilities and results of operations of the Hotel and not the limited liability company that owned the Hotel during the respective periods.

On February 17, 2009, Hyatt purchased the Hotel from Host for a purchase price of $110,000,000. The purchase price including closing cost and purchase price adjustments was allocated to the net assets purchased based on their approximate fair market value as follows:

Building	$89,531,611
Furniture, fixture and equipment	6,743,774
Intangible asset	13,600,000
Receivables	1,849,846
Other current assets	726,253

Fair value of assets acquired	112,451,484
Fair value of liabilities assumed	(2,875,287)

Total purchase price	109,576,197
Less: Cash	(468,472)

Net purchase price	$109,107,725

Hyatt Regency Boston

Notes to financial statements (continued)

1. Organization and presentation (continued)

The following presents the balance sheets of the Predecessor on a historical cost basis immediately before the sale and of the Hotel after the sale, reflecting initial capitalization and the payment of cash at the time of sale.

	Predecessor February 16, 2009	Successor February 17, 2009

Assets
Property and equipment, net	$71,399,029	$96,275,385
Cash	468,472	468,472
Restricted cash	4,715,193	—
Accounts receivable, net	1,849,846	1,849,846
Inventories	82,431	82,431
Prepaid expenses and other assets	643,822	643,822
Intangible asset, net	15,112,069	13,600,000

Total assets	$94,270,862	$112,919,956

Liabilities and net assets
Accounts payable	$756,577	$756,577
Accrued expenses and other liabilities	2,118,710	2,021,343
Due to affiliates	—	97,367

Total liabilities	2,875,287	2,875,287
Net assets	91,395,575	110,044,669

Total liabilities and net assets	$94,270,862	$112,919,956

2. Summary of significant accounting policies

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles. The following is a summary of the Hotel’s significant accounting policies:

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the realizability of accounts receivable, useful lives of real estate for purposes of determining depreciation expense and assessments as to whether there is impairment in the value of long-lived assets. Actual results could differ from those estimates.

Hyatt Regency Boston

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

Cash

Cash generally includes cash on hand and accounts maintained with financial institutions. The cash balances may at times exceed federal depository insurance limits.

Inventories

Inventories, consisting primarily of food and beverage, are stated at the lower of cost or market. Cost is determined generally by the first-in, first-out method.

Restricted cash

Restricted cash includes the cash account related to the fund for replacement of and additions to property and equipment. The restricted cash balance is not available for use in the Hotel’s operations.

Property and equipment

Prior to February 17, 2009, property and equipment was recorded at cost less accumulated depreciation. Property and equipment has been adjusted to fair value as of February 17, 2009, as a result of the acquisition by Hyatt. All repairs and maintenance are expensed as incurred. Depreciation is provided over the estimated useful lives of the assets, primarily on the straight-line method. Useful lives assigned to property and equipment are as follows:

Building and building improvements	15 to 40 years
Furniture, fixtures and equipment	3 to 10 years

Impairment of long-lived assets

The Hotel evaluates long-lived assets such as property and equipment, and intangible assets, subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment losses were recorded for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008.

Intangible assets

The Hotel has an identifiable intangible asset related to a long-term air rights lease which expires in September 2079 and requires no payment through maturity. The intangible asset is recorded

Hyatt Regency Boston

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

at its estimated fair value and amortized over the period it is expected to contribute indirectly to the future cash flows of the property acquired. Amortization expense was $170,000, $26,747, and $213,976 for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008, respectively. Estimated amortization expense for each of the five succeeding years is approximately $194,286 on an annual basis.

Revenue recognition

Departmental revenue represents revenue derived from room, food, beverage, and parking. Room revenue is recognized as room-stays occur. Food, beverage, and parking are recognized when the service is provided. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible. The Hotel recorded $65,267 and $141,585 as an allowance for doubtful accounts at December 31, 2009 and 2008, respectively, which is included in accounts receivable, net on the accompanying statements of assets and liabilities.

Income taxes

The owners of the Hotel are limited liability companies (LLC). Under the existing provisions of the Internal Revenue Code, income and losses of an LLC flow through to the members. Accordingly, no provision has been made for federal and state income taxes in the accompanying financial statements.

Fair value of financial instruments

As cash equivalents have maturities of less than three months, the carrying value of cash and cash equivalents approximates fair value. The fair values of the Hotel’s other financial instruments (including such items in the financial statement captions as accounts receivable, accounts payable and accrued expenses, and tenant deposits and prepaid rents) approximate their carrying values based on their nature and terms.

New accounting pronouncements

Effective July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification) is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The adoption of the FASB ASC does not impact the Hotel’s financial statements; however, the Hotel’s references to accounting literature within its notes to financial statements reflect the Codification as of and for the year ended December 31, 2009 and 2008.

The Hotel adopted FAS No. 157 or ASC 820 on January 1, 2008, which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value

Hyatt Regency Boston

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The adoption did not have a material impact on the financial statements.

The Hotel adopted FAS No. 141(R) or ASC 805 on January 1, 2009. This topic significantly changed how a reporting enterprise accounts for the acquisition of a business in fiscal years beginning after December 31, 2008. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which was the beginning of the 2009 fiscal year; thus, applicable to Hyatt’s acquisition of the Hotel (refer to Note 1).

The Hotel adopted FAS No. 160 or ASC 820-10-65-1 on January 1, 2009, which establishes new accounting and reporting standards for noncontrolling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on the financial statements.

3. Property and equipment

Property and equipment consists of the following:

		Predecessor
	December 31, 2009	December 31, 2008

Building and building improvements	$89,596,438	$93,858,098
Furniture, fixture, and equipment	7,206,972	12,338,006
Construction in progress	1,075,566	1,047,383

Total	97,878,976	107,243,487
Accumulated depreciation	(3,747,351)	(35,196,009)

Property and equipment, net	$94,131,625	$72,047,478

Depreciation expenses related to property and equipment totaled $3,747,351, $662,086, and $4,490,204 for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008, respectively.

4. Management fees

Management fees are calculated in accordance with the terms of the management agreement with Hyatt and consist of a basic fee of 3.0% of gross receipts, as defined, and an incentive fee of 10% of profit, as defined, in excess of $11,000,000, for the period February 17, 2009 through December 31, 2009, and consist of a basic fee of 2.5% of gross receipts, as defined, and an

Hyatt Regency Boston

Notes to financial statements (continued)

4. Management fees (continued)

incentive fee of 12% of profit, as defined, in excess of owner’s priority, as defined, for the period January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008.

Management fees for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008, were $913,781, $71,465, and $1,374,335, respectively.

5. Employee benefit plan

Hyatt sponsors and maintains 401(k) savings plan that full-time employees of the Hotel are offered participation in upon completion of one year of service. Employee contributions to the plan are matched by Hyatt on $1 for $1 up to 3% and $0.50 per $1 from 4% to 5% of employee salaries. Hyatt’s contributions for the periods from February 17, 2009 through December 31, 2009 and January 1, 2009 through February 16, 2009, and for the year ended December 31, 2008 of $164,124, $26,570, and $199,079, respectively, as reimbursed by the Hotel, were recorded in administrative and general expenses in the accompanying statements of revenues and expenses.

6. Related party transactions

In addition to management fees (see Note 4) earned by Hyatt for the period from February 17, 2009 through December 31, 2009, the Hotel also incurred charges which are included in the accompanying statement of revenues and expenses for services, programs, and allocated costs from Hyatt and certain of its subsidiaries and affiliates as follows:

Employees’ benefit plans (including employee contributions)	$1,341,958
Management fees (see Note 4)	913,781
Chain allocation	423,348
Insurance	197,237
Data processing services	173,328
Coordinated marketing services	55,187
Gold Passport program	5,607
Other	374,881

Additionally, the Hotel reimburses Hyatt for salary, related benefits, and employment costs of Hyatt employees who work for the Hotel which are included in the accompanying statement of revenues and expenses. Hyatt also provides an aggregate of 12 complimentary rooms per year (on a space available basis) to employees who have completed one year of employment with Hyatt or any Hyatt hotel. At December 31, 2009, amounts included in liabilities related to the above transactions were $190,082.

7. Commitments and contingencies

The Hotel is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Hotel’s assets and liabilities, results of operations, or liquidity.

Hyatt Regency Boston

Notes to financial statements (continued)

8. Subsequent events

On March 18, 2010, Hyatt entered into a purchase agreement with Chesapeake Lodging Trust for the sale of the Hotel for $112,000,000. The sale transaction closed on March 18, 2010.

The Hotel evaluated subsequent events through April 28, 2010 for inclusion in the financial statements.

Report of independent auditors

To Tarsadia Hotels (as agent for the Hilton Checkers Los Angeles):

We have audited the accompanying combined balance sheets of Hilton Checkers Los Angeles (the Hotel), as of December 31, 2009 and 2008, and the related combined statements of operations, net assets and cash flows for each of the two years then ended. These financial statements are the responsibility of the Hotel’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Hotel’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Hotel’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the Hotel at December 31, 2009 and 2008, and the results of their combined operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

April 28, 2010

Hilton Checkers Los Angeles

Combined balance sheets

	March 31, 2010 (Unaudited)	December 31, 2009	December 31, 2008

Assets
Real estate, net	$39,895,291	$40,911,783	$42,084,126
Cash and cash equivalents	582,921	613,800	85,208
Restricted cash	5,412	5,412	51,180
Notes receivable	9,178,000	9,178,000	9,100,000
Accounts receivable	285,073	290,745	181,669
Inventory	49,163	49,316	49,785
Prepaid expense and other assets	355,349	178,787	215,854

Total assets	$50,351,209	$51,227,843	$51,767,822

Liabilities and net assets

Liabilities:
Accounts payable	$307,549	$1,116,207	$387,613
Accrued expenses and other liabilities	674,698	472,731	501,123
Note payable	667,475	667,475	667,475
Mortgage loan payable	37,972,587	38,190,493	36,098,743

Total liabilities	39,622,309	40,446,906	37,654,954
Net assets	10,728,900	10,780,937	14,112,868

Total liabilities and net assets	$50,351,209	$51,227,843	$51,767,822

See notes to combined financial statements.

Hilton Checkers Los Angeles

Combined statements of operations

	For the three-month period ended		Year ended
	March 31, 2010 (Unaudited)	March 31, 2009 (Unaudited)	December 31, 2009	December 31, 2008

Departmental revenues:
Rooms	$2,475,518	$2,280,367	$9,519,501	$11,639,207
Food and beverage	510,282	416,930	1,742,218	2,139,847
Telecommunications	39,968	35,596	158,532	172,044
Other	260,852	189,684	808,832	936,942

Total departmental revenues	3,286,620	2,922,577	12,229,083	14,888,040

Departmental expenses:
Rooms	625,399	635,318	2,481,211	2,903,892
Food and beverage	502,522	448,809	1,770,079	1,881,143
Telecommunications	14,560	17,453	69,471	126,224
Other	47,585	39,974	148,551	162,271

Total departmental expenses	1,190,066	1,141,554	4,469,312	5,073,530

Operating expenses:
Administrative and general	218,204	223,296	842,721	987,508
Marketing and sales	383,503	337,983	1,442,651	1,705,997
Depreciation	1,016,492	921,303	3,941,957	3,708,780
Property operation and maintenance	197,170	191,019	735,538	791,030
Utilities	143,664	100,639	455,934	436,525
Management fee	98,599	87,677	366,872	446,641
Real estate and other property taxes	93,866	98,780	401,249	408,556
Amortization	15,235	15,235	60,941	39,670
Other fixed expense	9,969	3,620	39,546	4,143
Insurance	13,957	15,660	60,656	60,845

Total operating expenses	2,190,659	1,995,212	8,348,065	8,589,695

Other (expenses) income:
Interest expense	(293,701)	(328,858)	(1,235,425)	(1,689,182)
Interest income	161,343	175,382	658,798	12,383

	(132,358)	(153,476)	(576,627)	(1,676,799)

Net loss	$(226,463)	$(367,665)	$(1,164,921)	$(451,984)

See notes to combined financial statements.

Hilton Checkers Los Angeles

Combined statements of net assets

Balance at January 1, 2008	$18,871,652
Contributions (distributions), net	(4,306,800)
Net loss	(451,984)

Balance at December 31, 2008	14,112,868
Contributions (distributions), net	(2,167,010)
Net loss	(1,164,921)

Balance at December 31, 2009	10,780,937
Contributions (distributions), net	174,426
Net loss	(226,463)

Balance at March 31, 2010 (unaudited)	$10,728,900

See notes to combined financial statements.

Hilton Checkers Los Angeles

Combined statements of cash flows

	For the three-month period ended		Year ended
	March 31, 2010 (Unaudited)	March 31, 2009 (Unaudited)	December 31, 2009	December 31, 2008

Operating activities
Net loss	$(226,463)	$(367,665)	$(1,164,921)	$(451,984)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,016,492	921,303	3,941,957	3,708,780
Amortization of deferred financing costs	15,235	15,235	60,941	39,670
Changes in operating assets and liabilities:
Accounts receivable	5,673	(308,200)	(109,076)	248,018
Inventory	155	(32,769)	469	4,914
Prepaid expense and other assets	(191,798)	(283,752)	(23,874)	(82,566)
Accounts payable and accrued expenses	(606,693)	54,699	700,200	91,163

Net cash provided by (used in) operating activities	12,601	(1,149)	3,405,696	3,557,995

Investing activities
Building improvement costs and equipment purchases	—	—	(2,769,612)	(311,966)
Notes receivable	—	—	(78,000)	(9,100,000)
Restricted cash	—	45,768	45,768	—

Net cash provided by (used in) investing activities	—	45,768	(2,801,844)	(9,411,966)

Financing activities
Repayment of loans	(217,906)	—	(908,250)	(381,551)
Additional loan borrowings	—	2,745,595	3,000,000	9,220,504
Capital contributions (distributions), net	174,426	(1,367,971)	(2,167,010)	(4,306,800)

Net cash (used in) provided by financing activities	(43,480)	1,377,624	(75,260)	4,532,153

Net (decrease) increase in cash and cash equivalents	(30,879)	1,422,243	528,592	(1,321,818)
Cash and cash equivalents at beginning of period	613,800	85,208	85,208	1,407,026

Cash and cash equivalents at end of period	$582,921	$1,507,451	$613,800	$85,208

Supplemental cash flow information
Cash paid (received) for interest, net	$292,973	$314,091	$608,391	$1,645,035

See notes to combined financial statements.

Hilton Checkers Los Angeles

Notes to the combined financial statements

March 31, 2010 (unaudited) and December 31, 2009 and 2008

1. Organization

The combined financial statements of Hilton Checkers Los Angeles (the Hotel), present the combined financial position, results from operations and cash flows of the Hotel’s operations and the Land (as defined below). The Hotel is a full service hotel with 188 rooms located in downtown Los Angeles, situated on the Land that consists of approximately 0.23 acres and is leased to the owner of the Hotel (the Land) at 535 South Grand Avenue.

The Hotel is managed and operated by Tarsadia Hotels.

2. Summary of significant accounting policies

Basis of presentation

The accompanying combined financial statements have been prepared for purposes of enabling Chesapeake Lodging Trust to comply with certain requirements of the Securities and Exchange Commission. The combined financial statements of the Hotel and the Land are prepared in conformity with U.S. generally accepted accounting principles (GAAP). The combined financial statements include the assets, liabilities and results of operations of the Hotel and the Land and not the accounts of the limited liability companies that own the Hotel and the Land.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the realizability of accounts receivable, useful lives of real estate for purposes of determining depreciation expense and assessments as to whether there is impairment in the value of long-lived assets. Actual results could differ from those estimates.

Real estate

Real estate is stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Classification	Years

Building	39
Building improvements	15
Furniture, fixtures and equipment	5–7

Maintenance, minor repairs and replacements are expensed when incurred.

Hilton Checkers Los Angeles

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

The Hotel reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount. No impairment loss has been identified or recorded in 2010, 2009 or 2008.

Cash and cash equivalents

Cash and cash equivalents include all cash on hand, cash held in financial institutions and other highly liquid investments with an initial maturity of three months or less when purchased. The cash balance may at times exceed federal depository insurance limits.

Restricted cash

Restricted cash represents utility and liquor license deposits. This restricted cash balance is not available for use in the Hotel’s operations.

Revenue recognition

Hotel income represents revenue derived from room, food, beverage and parking. Room revenue is recognized as room-stays occur. Food, beverage and parking revenue are recognized when services have been provided. Deposits received for future services are recorded within accounts payable and accrued expenses and are recognized as revenue when the services are provided. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible. The Hotel determined that no allowance for doubtful accounts was necessary as of March 31, 2010 (unaudited), December 31, 2009 and 2008.

Deferred financing costs

Deferred financing costs include fees and costs incurred to obtain financing and are amortized over the term of the related debt using the straight-line method, which approximates the effective-interest method. Amortization expense was $15,235 (unaudited) and $15,235 (unaudited) for the three months ended March 31, 2010 and 2009, respectively, and $60,941 and $39,670 for the years ended December 31, 2009 and 2008, respectively. Accumulated amortization was $123,463 (unaudited) as of March 31, 2010, and $108,228 and $47,287 as of December 31, 2009 and 2008, respectively.

Income taxes

The owners of the Hotel and the Land are separate limited liability companies (the LLCs) and under the existing provisions of the Internal Revenue Code, income and losses of the LLCs flow through to the members of each LLC; accordingly, no provision for income taxes has been provided for in the accompanying combined financial statements of the Hotel and the Land.

Hilton Checkers Los Angeles

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

Fair value of financial instruments

As cash equivalents have maturities of less than three months, the carrying value of cash and cash equivalents approximates fair value. The fair values of the Hotel’s other financial instruments (including such items in the financial statement captions as accounts receivable, accounts payable and accrued expenses, and tenant deposits and prepaid rents) approximate their carrying values based on their nature and terms. Based upon management’s estimate of borrowing rates and loan terms currently available for variable rate financing, the fair value of the Hotel’s variable rate mortgage loans payable would approximate their carrying values as of March 31, 2010 and December 31, 2009 (see Note 5).

New accounting pronouncements

Effective July 1, 2009, the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC or Codification) is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The adoption of the FASB ASC does not impact the Hotel’s financial statements; however, the Hotel’s references to accounting literature within its notes to the combined financial statements reflect the Codification as of and for the years ended December 31, 2009 and 2008.

The Hotel adopted FAS No. 157 or ASC 820, on January 1, 2008, which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The adoption did not have a material impact on the combined financial statements.

The Hotel adopted FAS No. 141(R), or ASC 805, on January 1, 2009. This topic significantly changed how a reporting enterprise accounts for the acquisition of a business in fiscal years beginning after December 31, 2008. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which was the beginning of the 2009 fiscal year. The adoption of this topic did not have a material impact on the combined financial statements.

The Hotel adopted FAS No. 160 or ASC 820-10-65-1, on January 1, 2009, which establishes new accounting and reporting standards for noncontrolling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on the combined financial statements.

Hilton Checkers Los Angeles

Notes to financial statements (continued)

3. Real estate

Real estate as of March 31, 2010 (unaudited) and December 31, 2009 and 2008, is comprised of the following:

	March 31, 2010 (unaudited)	December 31, 2009	December 31, 2008

Land	$8,800,000	$8,800,000	$8,800,000
Building	20,438,381	20,438,381	20,192,287
Furniture, fixtures and equipment	24,860,013	24,860,013	22,336,493

Total real estate	54,098,394	54,098,394	51,328,780
Accumulated depreciation	(14,203,103)	(13,186,611)	(9,244,654)

Real estate, net	$39,895,291	$40,911,783	$42,084,126

Depreciation expense related to real estate totaled $1,016,492 (unaudited) and $921,303 (unaudited) for the three months ended March 31, 2010 and 2009, respectively, and $3,941,957 and $3,708,780 for the years ended December 31, 2009 and 2008, respectively.

4. Notes receivable

As of March 31, 2010 (unaudited), December 31, 2009 and 2008, the Company has an outstanding notes receivable of $9,178,000, $9,178,000 and $9,100,000, respectively, bearing interest at a rate of 7.0%. The entire principal balance of the note is due on demand. Interest income earned on this note is $160,615 (unaudited) and $160,615 (unaudited) for the three months ended March 31, 2010 and 2009, respectively, and $637,000 and $0 for the years ended December 31, 2009 and 2008, respectively.

5. Loans payable

As of March 31, 2010 (unaudited), December 31, 2009 and 2008, loans payable consist of an improvements mortgage bank loan of $26,093,337 (unaudited), $26,256,612 and $26,878,239, respectively, bearing interest at a rate of 30-day London Interbank Offered Rate (LIBOR) plus 2.35% (2.58% at December 31, 2009), with monthly principal payments amortized over 30 years, maturing on November 1, 2012. The improvements mortgage loan is collateralized by the Hotel’s buildings, structures and other tangible property. In addition, the Hotel has a renovation bank loan of $2,963,744 (unaudited), $2,972,250 and $0 as of March 31, 2010, December 31, 2009 and 2008, respectively, bearing interest at a rate of 30-day LIBOR plus 4.5% with a 7.0% rate floor (7% at December 31, 2009), with monthly principal payments amortized over 30 years, maturing on November 1, 2012. The Land is mortgaged with a bank loan of $8,915,506 (unaudited), $8,961,631 and $9,220,504 as of March 31, 2010, December 31, 2009 and 2008, respectively, bearing interest at the prime rate (3.25% at December 31, 2009), with monthly principal payments amortized over 30 years, maturing on July 1, 2013.

The Hotel and the Land owners were in compliance with all bank debt covenants for the years ended December 31, 2009 and 2008.

Hilton Checkers Los Angeles

Notes to financial statements (continued)

5. Loans payable (continued)

As of December 31, 2009, the principal repayments required for the next five years and thereafter are as follows:

2010	$850,350
2011	824,622
2012	28,031,618
2013	8,483,903

Total	$38,190,493

6. Commitments and contingencies

Management agreement

The Hotel is managed by a third party, Tarsadia Hotels (the Manager). The management agreement (the Agreement) provides for base management fee payments equal to 3% of gross revenues, as defined by the Agreement. The Agreement also provides for an incentive fee, negotiated between the Manager and the owner of the Hotel, on an annual basis. The Agreement automatically renews for additional one-year periods unless otherwise terminated by the owner of the Hotel. The Agreement can be terminated without payment of a fee for failure to perform, sale of the Hotel or an event of default. The combined financial statements reflect base management fees of $98,599 (unaudited) and $87,677 (unaudited) for the three months ended March 31, 2010 and 2009, and $366,872 and $446,641 incurred and paid during the years ended December 31, 2009 and 2008, respectively.

Litigation

The Hotel is subject to legal proceedings and claims that arise in the normal course of business. As of March 31, 2010, December 31, 2009 and 2008, management is not aware of any asserted or pending litigation or claims against the Hotel that it expects to have a material adverse effect on the Hotel’s financial condition, results of operations or liquidity.

7. Subsequent events

On April 14, 2010, the LLCs of the Hotel and the Land entered into a purchase agreement with Chesapeake Lodging Trust for the sale of the Hotel for $32,000,000 and for the sale of the Land for $14,000,000.

The Hotel evaluated subsequent events through April 28, 2010, for inclusion in the combined financial statements.

Report of independent auditors

To Tarsadia Hotels (as agent for the Courtyard Anaheim):

We have audited the accompanying balance sheets of the Courtyard Anaheim (the Hotel), as of December 31, 2009 and 2008, and the related statements of operations, net assets and cash flows for each of the two years then ended. These financial statements are the responsibility of the Hotel’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Hotel’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Hotel’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Hotel at December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

April 28, 2010

Courtyard Anaheim

Balance sheets

	June 30, 2010 (unaudited)	December 31, 2009	December 31, 2008

Assets
Real estate, net	$13,223,181	$13,729,191	$14,740,516
Cash and cash equivalents	41,716	188,887	390,862
Restricted cash	50,000	50,000	50,000
Accounts receivable	171,991	170,045	145,196
Inventory	130,698	128,060	163,039
Prepaid expense and other assets	226,316	170,079	383,456

Total assets	$13,843,902	$14,436,262	$15,873,069

Liabilities and net assets
Liabilities:
Accounts payable	$161,828	$96,288	$105,050
Accrued expenses and other liabilities	1,780,352	2,079,296	2,946,400
Mortgage loan payable	21,536,667	24,166,667	25,000,000

Total liabilities	23,478,847	26,342,251	28,051,450
Net assets	(9,634,945)	(11,905,989)	(12,178,381)

Total liabilities and net assets	$13,843,902	$14,436,262	$15,873,069

See accompanying notes to financial statements.

Courtyard Anaheim

Statements of operations

	For the six-month period ended		Year ended
	June 30, 2010 (unaudited)	June 30, 2009 (unaudited)	December 31, 2009	December 31, 2008

Departmental revenues:
Rooms	$2,463,650	$2,373,342	$4,623,934	$5,677,984
Food and beverage	228,326	236,376	455,055	543,217
Telecommunications	3,402	3,844	7,459	11,741
Other	157,107	168,661	340,654	383,288

Total departmental revenues	2,852,485	2,782,223	5,427,102	6,616,230

Departmental expenses:
Rooms	545,218	540,840	1,060,553	1,255,566
Food and beverage	180,241	181,516	350,114	464,332
Telecommunications	21,505	19,936	38,143	29,111
Other	24,316	27,645	56,889	57,482

Total departmental expenses	771,280	769,937	1,505,699	1,806,491

Operating expenses:
Administrative and general	187,323	199,193	375,264	450,103
Marketing and sales	323,774	332,344	636,131	830,224
Depreciation	511,591	510,512	1,022,103	1,019,644
Property operation and maintenance	101,092	116,640	235,724	249,037
Utilities	96,284	138,836	183,340	205,957
Management fee	99,747	97,379	162,813	198,487
Real estate and other property taxes	81,942	98,830	182,296	177,809
Amortization	40,940	40,940	81,880	81,880
Other fixed expense	12,590	12,190	36,365	227,933
Insurance	23,557	21,916	43,523	42,968

Total operating expenses	1,478,840	1,568,780	2,959,439	3,484,042

Other (expenses) income:
Interest expense	(728,350)	(717,287)	(1,471,441)	(1,475,107)
Gain (loss) on derivatives	420,328	420,328	840,654	(2,758,859)

	(308,022)	(296,959)	(630,787)	(4,233,966)

Net income (loss)	$294,343	$146,547	$331,177	$(2,908,269)

See accompanying notes to financial statements.

Courtyard Anaheim

Statements of net assets

Balance at January 1, 2008	$(8,530,744)
Contributions (distributions), net	(739,368)
Net loss	(2,908,269)

Balance at December 31, 2008	(12,178,381)
Contributions (distributions), net	(58,785)
Net income	331,177

Balance at December 31, 2009	(11,905,989)
Contributions (distributions), net	1,976,701
Net income	294,343

Balance at June 30, 2010 (unaudited)	$(9,634,945)

See accompanying notes to financial statements.

Courtyard Anaheim

Statements of cash flows

	For the six-month period ended		Year ended
	June 30, 2010 (unaudited)	June 30, 2009 (unaudited)	December 31, 2009	December 31, 2008

Operating activities
Net income (loss)	$294,343	$146,547	$331,177	$(2,908,269)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	511,591	510,512	1,022,103	1,019,644
Amortization	40,940	40,940	81,880	81,880
(Gain) loss on derivatives	(420,328)	(420,328)	(840,654)	2,758,859
Changes in operating assets and liabilities:
Accounts receivable	(1,946)	(15,497)	(24,849)	141,473
Inventory	(2,638)	59,340	34,979	(36,623)
Prepaid expense and other assets	(97,177)	136,508	131,498	25,285
Accounts payable and accrued expenses	186,924	98,938	(35,212)	(126,729)

Net cash provided by operating activities	511,709	556,960	700,922	955,520

Investing activities
Building improvement costs and equipment purchases	(5,581)	—	(10,779)	(19,335)

Net cash used in investing activities	(5,581)	—	(10,779)	(19,335)

Financing activities
Repayment of loans	(2,630,000)	(416,667)	(833,333)	—
Capital contributions (distributions), net	1,976,701	(178,288)	(58,785)	(739,368)

Net cash used in financing activities	(653,299)	(594,955)	(892,118)	(739,368)

Net (decrease) increase in cash and cash equivalents	(147,171)	(37,995)	(201,975)	196,817
Cash and cash equivalents at beginning of period	188,887	390,862	390,862	194,045

Cash and cash equivalents at end of period	$41,716	$352,867	$188,887	$390,862

Supplemental cash flow information
Cash paid for interest	$728,350	$717,287	$1,471,441	$1,475,107

See accompanying notes to financial statements.

Courtyard Anaheim

Notes to the financial statements

June 30, 2010 (unaudited) and December 31, 2009 and 2008

1. Organization

The financial statements of the Courtyard Anaheim (the Hotel), present the financial position, results from operations and cash flows of the Hotel’s operations. The Hotel is a limited service hotel with 153 rooms located in Anaheim, California situated on approximately 2.3 acres of land at 2045 South Harbor Boulevard, in close proximity to the Anaheim Disney Resort and Disney theme parks.

The Hotel is managed and operated by Tarsadia Hotels.

2. Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared for purposes of enabling Chesapeake Lodging Trust to comply with certain requirements of the Securities and Exchange Commission. The financial statements of the Hotel are prepared in conformity with U.S. generally accepted accounting principles (GAAP). The financial statements include the assets, liabilities and results of operations of the Hotel and not the accounts of the limited liability company that owns the Hotel.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the realizability of accounts receivable, useful lives of real estate for purposes of determining depreciation expense and assessments as to whether there is impairment in the value of long-lived assets. Actual results could differ from those estimates.

Real estate

Real estate is stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Classification	Years

Building	39
Building improvements	15
Furniture, fixtures and equipment	5–7

Maintenance, minor repairs and replacements are expensed when incurred.

The Hotel reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is

Courtyard Anaheim

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount. No impairment loss has been identified or recorded in 2010, 2009 or 2008.

Cash and cash equivalents

Cash and cash equivalents include all cash on hand, cash held in financial institutions and other highly liquid investments with an initial maturity of three months or less when purchased. The cash balance may at times exceed federal depository insurance limits.

Restricted cash

Restricted cash represents utility deposits. This restricted cash balance is not available for use in the Hotel’s operations.

Revenue recognition

Hotel income represents revenue derived from room, food, beverage and parking. Room revenue is recognized as room-stays occur. Food, beverage and parking revenue are recognized when services have been provided. Deposits received for future services are recorded within accounts payable and accrued expenses and are recognized as revenue when the services are provided. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible. The Hotel determined that no allowance for doubtful accounts was necessary as of June 30, 2010 (unaudited), December 31, 2009 and 2008.

Deferred financing costs

Deferred financing costs include fees and costs incurred to obtain financing and are amortized over the term of the related debt using the straight-line method, which approximates the effective-interest method. Amortization expense related to deferred financing cost was $38,940 (unaudited) and $38,940 (unaudited) for the six months ended June 30, 2010 and 2009, respectively, and $77,880 and $77,880 for the years ended December 31, 2009 and 2008, respectively. Accumulated amortization was $194,700 (unaudited) as of June 30, 2010, and $155,760 and $77,880 as of December 31, 2009 and 2008, respectively.

Income taxes

The owner of the Hotel is a limited liability company (the LLC) and under the existing provisions of the Internal Revenue Code, income and losses of the LLC flow through to the members of the LLC; accordingly, no provision for income taxes has been provided for in the accompanying statements of the Hotel.

Courtyard Anaheim

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

Fair value of financial instruments

As cash equivalents have maturities of less than three months, the carrying value of cash and cash equivalents approximates fair value. The fair values of the Hotel’s other financial instruments (including such items in the financial statement captions as accounts receivable, accounts payable and accrued expenses, and tenant deposits and prepaid rents) approximate their carrying values based on their nature and terms. Based upon management’s estimate of borrowing rates and loan terms currently available for fixed rate financing, the fair value of the fixed rate mortgage loan payable (fixed via swap contract) approximates its carrying value as of June 30, 2010 and December 31, 2009 (see Notes 4 and 5).

New accounting pronouncements

Effective July 1, 2009, the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC or Codification) is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The adoption of the FASB ASC does not impact the Hotel’s financial statements; however, the Hotel’s references to accounting literature within its notes to the financial statements reflect the Codification as of and for the years ended December 31, 2009 and 2008.

The Hotel adopted FAS No. 157 or ASC 820, on January 1, 2008, which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The adoption did not have a material impact on the financial statements.

The Hotel adopted FAS No. 141(R), or ASC 805, on January 1, 2009. This topic significantly changed how a reporting enterprise accounts for the acquisition of a business in fiscal years beginning after December 31, 2008. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which was the beginning of the 2009 fiscal year. The adoption of this topic did not have a material impact on the financial statements.

The Hotel adopted FAS No. 160 or ASC 820-10-65-1, on January 1, 2009, which establishes new accounting and reporting standards for noncontrolling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on the financial statements.

Courtyard Anaheim

Notes to financial statements (continued)

3. Real estate

Real estate at June 30, 2010 (unaudited), December 31, 2009 and 2008, is comprised of the following:

	June 30, 2010 (unaudited)	December 31, 2009	December 31, 2008

Land	$2,480,169	$2,480,169	$2,480,169
Building	10,820,804	10,820,804	10,820,804
Furniture, fixtures and equipment	3,999,823	3,994,243	3,983,464

Total real estate	17,300,796	17,295,216	17,284,437
Accumulated depreciation	(4,077,615)	(3,566,025)	(2,543,921)

Real estate, net	$13,223,181	$13,729,191	$14,740,516

Depreciation expense related to real estate totaled $511,591 (unaudited) and $510,512 (unaudited) for the six months ended June 30, 2010 and 2009, and $1,022,103 and $1,019,644, for the years ended December 31, 2009 and 2008, respectively.

4. Loan payable

At December 31, 2009 and 2008, the mortgage bank loan payable was $24,166,667 and $25,000,000, respectively, bearing interest at a rate of 30-day London Interbank Offered Rate (LIBOR) plus 2.00%, with monthly principal payments amortized over 30 years, maturing on December 31, 2011. The interest rate is fixed via a swap contract at a rate of 5.99% through its contract termination date of January 3, 2011.

The Hotel was in compliance with debt covenants for the years ended December 31, 2009 and 2008.

As of December 31, 2009, the principal repayments required for the next five years and thereafter, are as follows:

2010	$1,260,000
2011	1,260,000
2012	21,646,667

Total	$24,166,667

On January 29, 2010, the loan was paid down by $2,000,000 in exchange for a modification of certain loan terms including an extended maturity date of December 31, 2012. The loan under the modified terms requires monthly principal payments of $105,000. Interest under the modified terms is payable monthly at a rate of 30-day LIBOR plus a margin of 2.0% in 2010, plus a margin of 2.5% in 2011 and plus a margin of 3.5% thereafter. The mortgage bank loan is collateralized by the Hotel’s buildings, structures, land and other tangible property. As of June 30, 2010, the mortgage loan balance was $21,536,667 (unaudited).

Courtyard Anaheim

Notes to financial statements (continued)

5. Interest rate hedge contractual obligation

The levels of fair value inputs used to measure the Hotel’s financial assets and liabilities investments are characterized in accordance with the fair value hierarchy established by FAS No. 157 or ASC 820. The Hotel uses its judgment and considers factors specific to the financial assets and liabilities measured at fair value in determining the significance of an input to the fair value measurements.

As of June 30, 2010, December 31, 2009 and 2008, the Hotel has an interest rate swap relating to its debt. The fair value of the interest rate swap liability was approximately $1,497,877 (unaudited), $1,918,205 and $2,758,859 as of June 30, 2010, December 31, 2009 and 2008, respectively. During the six months ended June 30, 2010, and the year ended December 31, 2009 and 2008, an unrealized gain (loss) on derivatives of $420,328 (unaudited), $840,654 and $(2,758,859), respectively, was recorded in net income. The valuation was based on Level 2 prevailing market data.

6. Commitments and contingencies

Management agreement

The Hotel is managed by a third party, Tarsadia Hotels (the Manager). The management agreement (the Agreement) provides for base management fee payments equal to 3% of gross revenues, as defined by the Agreement. The Agreement also provides for an incentive fee, negotiated between the Manager and the owner of the Hotel, on an annual basis. The Agreement automatically renews for additional one-year periods unless otherwise terminated by the owner of the Hotel. The Agreement can be terminated without payment of a fee for failure to perform, sale of the Hotel or an event of default. The financial statements reflect base management fees of $99,747 (unaudited) and $97,379 (unaudited) for the six months ended June 30, 2010 and 2009, respectively, and $162,813 and $198,487 incurred and paid during the years ended December 31, 2009 and 2008, respectively.

Litigation

The Hotel is subject to legal proceedings and claims that arise in the normal course of business. As of June 30, 2010, December 31, 2009 and 2008, management is not aware of any asserted or pending litigation or claims against the Hotel that it expects to have a material adverse effect on the Hotel’s combined financial condition, results of operations or liquidity.

7. Subsequent events

On April 14, 2010, the LLC of the Hotel entered into a purchase agreement with Chesapeake Lodging Trust for the sale of the Hotel for $25,000,000. The sale closed on July 30, 2010.

The Hotel evaluated subsequent events through April 28, 2010, for inclusion in the financial statements.

Report of independent auditors

To the Owners of Boston Marriott Newton

We have audited the accompanying balance sheets of Boston Marriott Newton (the Hotel) as of December 31, 2009 and January 2, 2009, and the related statements of operations, changes in net assets, and cash flows for the periods from July 16, 2009 through December 31, 2009, January 3, 2009 through July 15, 2009, and for the fiscal year ended January 2, 2009. These financial statements are the responsibility of the Hotel’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Hotel’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Hotel’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Marriott Newton as of December 31, 2009 and January 2, 2009, and the results of its operations and its cash flows for the periods from July 16, 2009 through December 31, 2009, January 3, 2009 through July 15, 2009, and for the fiscal year ended January 2, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

July 30, 2010

Boston Marriott Newton

Balance sheets

	June 30, 2010 (Unaudited)	December 31, 2009	Predecessor
			January 2, 2009

Assets
Property and equipment, net	$49,525,978	$44,576,807	$20,858,657
Cash	962,558	888,037	1,077,788
Accounts receivable, net	524,076	406,802	551,587
Inventory	53,701	51,696	80,860
Prepaid expense and other assets	469,597	358,189	606,545
Deferred financing cost, net	309,425	330,618	—
Restricted cash	756,189	782,287	—

Total assets	52,601,524	$47,394,436	$23,175,437

Liabilities and net assets

Liabilities:
Accounts payable	$264,684	$735,663	$416,176
Advanced deposits	229,394	220,110	265,996
Accrued expenses and other liabilities	3,215,746	950,955	1,634,608
Construction loan payable	422,186	1,269,894	—
Mortgage loan payable	20,918,899	14,489,491	—

Total liabilities	25,050,909	17,666,113	2,316,780
Net assets	27,550,615	29,728,323	20,858,657

Total liabilities and net assets	52,601,524	$47,394,436	$23,175,437

See notes to financial statements

Boston Marriott Newton

Statements of operations

	For the six-month period ended (Unaudited)		July 16, 2009 through December 31, 2009	Predecessor
	June 30, 2010	June 30, 2009		January 3, 2009 through July 15, 2009	Fiscal year ended January 2, 2009

Departmental revenues:
Rooms	$6,895,512	$6,431,273	$6,395,496	$6,925,986	$16,320,989
Food and beverage	6,105,141	5,212,780	5,237,785	5,613,763	11,545,529
Other	426,297	858,462	516,149	924,498	1,082,793

Total departmental revenues	13,426,950	12,502,515	12,149,430	13,464,247	28,949,311

Departmental expenses:
Rooms	1,929,437	1,813,526	1,742,584	1,953,028	4,111,619
Food and beverage	3,685,948	3,417,904	3,021,880	3,680,820	7,996,950
Other	164,713	303,593	218,100	326,946	738,558

Total departmental expenses	5,780,098	5,535,023	4,982,564	5,960,794	12,847,127

Operating expenses:
Administrative and general	826,696	1,307,157	1,025,951	1,407,708	2,611,306
Marketing	1,829,949	1,030,634	1,622,178	1,109,913	1,893,995
Depreciation	759,867	2,189,463	461,836	2,357,883	5,563,725
Repairs and maintenance	588,187	785,389	473,793	845,803	1,600,865
Utilities	741,725	964,150	782,813	1,038,315	1,812,299
Management fee	402,743	375,075	364,483	403,927	901,687
Real estate and other property taxes	426,805	400,650	387,949	431,469	664,888
Amortization	21,193	—	25,432	—	—
Insurance	71,764	23,800	71,344	25,631	53,556
Other	147,846	39,936	—	43,008	80,601

Total operating expenses	5,816,775	7,116,254	5,215,779	7,663,657	15,182,922

Other income (expenses):
Gain due to acquisition of the Hotel	—	—	10,900,000	—	—
Closing costs relating to the acquisition of the Hotel	—	—	(1,027,769)	—	—
Interest expense	(670,916)	—	(387,263)	—	—

	(670,916)	—	9,484,968	—	—

Net income (loss)	$1,159,160	$(148,761)	$11,436,055	$(160,204)	$919,262

See notes to financial statements.

Boston Marriott Newton

Statements of net assets

Total

Predecessor
Balance, December 29, 2007	$19,314,477
Net income	919,262
(Distributions to) contributions from owners, net	624,918

Balance, January 2, 2009	$20,858,657
Net loss	(160,204)
(Distributions to) contributions from owners, net	807,493

Balance, July 15, 2009	$21,505,946

CR/TPG
Balance, July 16, 2009	$20,250,992
Net income	11,436,055
(Distributions to) contributions from owners, net	(1,700,000)
Unrealized loss on interest rate swap contracts	(258,724)

Balance, December 31, 2009	$29,728,323
Net income (unaudited)	1,159,160
(Distributions to) contributions from owners, net (unaudited)	(1,775,004)
Unrealized loss on interest rate swap contracts (unaudited)	(1,561,864)

Balance, June 30, 2010 (unaudited)	$27,550,615

See notes to financial statements.

Boston Marriott Newton

Statements of cash flows

			July 16, 2009 through December 31, 2009	Predecessor
	For the six-month period ended (Unaudited)			January 3, 2009 through July 15, 2009	Fiscal year ended January 2, 2009
	June 30, 2010	June 30, 2009

Operating activities
Net income (loss)	$1,159,160	$(148,761)	$11,436,055	$(160,204)	$919,262

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	759,867	2,189,463	461,836	2,357,883	5,563,725
Amortization of deferred financing costs	21,193	—	25,432		—
Provision for doubtful accounts	—	5,271	—	5,271	6,331
Gain due to acquisition of Hotel	—	—	(10,900,000)	—	—
Closing costs relating to the acquisition of the Hotel	—	—	1,027,769	—	—
Changes in operating assets and liabilities:
Accounts receivable	(117,274)	(148,464)	(259,563)	(139,466)	634,458
Inventory	(2,005)	17,780	2,058	16,702	(8,257)
Prepaid expense and other assets	(111,408)	355,915	(4,336)	334,344	(388,400)
Accounts payable and accrued expenses	231,948	(457,364)	987,090	(429,644)	(1,244,719)
Advanced deposits	9,284	43,330	(86,590)	40,704	(102,700)

Net cash provided by (used in) operating activities	1,950,765	1,857,170	2,689,751	2,025,590	5,379,700

Investing activities
Building improvement costs and equipment purchases	(6,556,746)	(2,836,752)	(3,868,749)	(3,005,171)	(7,107,905)
Restricted cash	26,098	—	(782,287)	—	—

Net cash (used in) provided by investing activities	(6,530,648)	(2,836,752)	(4,651,036)	(3,005,171)	(7,107,905)

Financing activities
Repayment of loans	(79,118)	—	(52,745)	—	—
Additional loan borrowings	6,508,526	—	3,792,236	—	—
Capital (distributions) contributions, net	(1,775,004)	807,493	(1,700,000)	807,493	624,918

Net cash provided by (used in) financing activities	4,654,404	807,493	2,039,491	807,493	624,918

Net increase (decrease) in cash and cash equivalents	74,521	(172,089)	78,206	(172,088)	(1,103,287)
Cash and cash equivalents at beginning of period	888,037	1,077,788	809,831	1,077,788	2,181,075

Cash and cash equivalents at end of period	$962,558	$905,699	$888,037	$905,700	$1,077,788

Supplemental cash flow information
Cash paid for interest	$620,260	$—	$312,848	$—	$—

See notes to financial statements.

Boston Marriott Newton

Notes to financial statements

June 30, 2010 (unaudited), December 31, 2009 and January 2, 2009

1. Organization and presentation

Organization

Boston Marriott Newton (the Hotel) is a 430 room hotel with a restaurant, lounge, ballrooms and meeting space located in Newton, Massachusetts. The Hotel is owned by CR/TPG Newton Hotel, LLC (the Owner or CR/TPG) during the period from July 16, 2009 through December 31, 2009 and by Chesapeake Hotel Limited Partnership, a subsidiary of Host Hotels & Resorts, Inc. (collectively as Host), during the period from January 3, 2009 through July 15, 2009 and for the fiscal year ended January 2, 2009. Host is commonly referred to as the Predecessor. As a result of the purchase of the Hotel on July 16, 2009, the Owner recorded certain of the Hotel’s assets and liabilities on a basis different from the Predecessor. As a result of the purchase, the Predecessor financial statements are not comparable to the Owner.

The Hotel is operated and managed by TPG Hospitality, Inc, an affiliate of the Owner, through a management agreement for the period from July 16, 2009 through December 31, 2009, and by Marriott International, Inc. through a management agreement for the period from January 3, 2009 through July 15, 2009 and the fiscal year ended January 2, 2009.

On July 2, 2010, the Owner entered into a purchase and sale agreement with Chesapeake Lodging Trust for the sale of the Hotel for $77,250,000 plus customary pro-rated amounts, effective June 30, 2010. The sale closed on July 30, 2010.

Basis of presentation

The accompanying financial statements have been prepared for purposes of enabling Chesapeake Lodging Trust to comply with certain requirements of the Securities and Exchange Commission. The financial statements as of December 31, 2009 and January 2, 2009, and for the six-month periods ended June 30, 2010 (unaudited) and June 30, 2009 (unaudited), and the periods from July 16, 2009 through December 31, 2009, January 3, 2009 through July 15, 2009, and for the fiscal year ended January 2, 2009 include assets, liabilities and results of operations of the Hotel and not the limited liability company or limited partnership that owned the Hotel during the respective periods.

On July 16, 2009, CR/TPG purchased the Hotel from Host for a purchase price of $28,914,623. The purchase price including purchase price adjustments was allocated to the net assets purchased based on their approximate fair market value as follows:

Current assets	$255,438
Land	12,740,000
Building	26,763,929
Furniture, fixtures and equipment	396,071
Liabilities assumed	(340,815)

Net assets acquired	39,814,623
Gain on acquisition of property	(10,900,000)

Net purchase price	$28,914,623

Boston Marriott Newton

Notes to financial statements (continued)

1. Organization and presentation (continued)

As a result of CR/TPG’s ability to provide a substantial equity down payment and successfully secure financing at acceptable terms in an extremely difficult economic environment, as well as, being able to provide both construction management capabilities for the Hotel’s impending material renovation and significant hotel management experience, CR/TPG was able to acquire the Hotel at a cost below its current fair value.

Also, there were $1,027,769 of closing costs incurred in connection with the acquisition of the Hotel which have been expensed in the accompanying statements of operations.

The following presents the balance sheets of the Predecessor on a historical cost basis immediately before the sale and of the Hotel after the sale, reflecting initial capitalization, funding of debt, and the payment of cash at the time of sale.

	Predecessor July 15, 2009	Successor July 16, 2009

Assets
Property and equipment, net	$21,505,946	$39,900,000
Cash	905,700	809,831
Accounts receivable, net	685,782	147,239
Inventories	64,158	53,754
Deferred financing costs	—	356,050
Prepaid expenses and other assets	272,201	353,853

Total assets	$23,433,787	$41,620,727

Liabilities and net assets
Accounts payable	$103,129	$412,601
Advanced deposits	306,700	306,700
Accrued expenses and other liabilities	1,518,012	28,203
Mortgage debt payable	—	10,750,000

Total liabilities	1,927,841	11,497,504
Net assets	21,505,946	30,123,223

Total liabilities and net assets	$23,433,787	$41,620,727

The Successor’s net assets as of July 16, 2009 include a gain on the acquisition of the Hotel of $10,900,000 and closing costs incurred in connection with the acquisition of $1,027,769 which are included in the accompanying statements of operations.

Fiscal year

The Owner’s fiscal year is on a calendar year basis and thus the Hotel’s 2009 Fiscal Year ended December 31, 2009. The Predecessor’s fiscal year ended on the Friday nearest December 31 and thus the Hotel’s 2008 Fiscal Year ended January 2, 2009.

Boston Marriott Newton

Notes to financial statements (continued)

2. Summary of significant accounting policies

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles. The following is a summary of the Hotel’s significant accounting policies:

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the realizability of accounts receivable, useful lives of real estate for purposes of determining depreciation expense and assessments as to whether there is impairment in the value of long-lived assets. Actual results could differ from those estimates.

Revenue recognition

Departmental revenue represents revenue derived from room, food, beverage and parking. Room revenue is recognized as room-stays occur. Food, beverage and parking are recognized when the service is provided. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible. The Hotel recorded $0 (unaudited), $0 and $12,674 as an allowance for doubtful accounts as of June 30, 2010 (unaudited), December 31, 2009 and January 2, 2009, which is included in accounts receivable, net on the accompanying balance sheets.

Inventory

Inventory, consisting of food and beverage, is stated at the lower of cost, using the first-in, first-out (FIFO) method, or market value.

Restricted cash

Restricted cash includes cash reserves for property taxes, insurance, and capital improvements as required by the debt agreement. The restricted cash balance is not available for use in the Hotel’s operations.

Property and equipment

Prior to July 16, 2009, property and equipment was recorded at cost less accumulated depreciation. Property and equipment has been adjusted to fair value as of July 16, 2009, as a result of the acquisition by CR/TPG. All repairs and maintenance are expensed as incurred.

Boston Marriott Newton

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

Depreciation is provided over the estimated useful lives of the assets, primarily on the straight-line method. Useful lives assigned to property and equipment are as follows:

Building and building improvements	39 years
Furniture, fixtures and equipment	3 to 10 years

Construction-in-progress represents accumulated costs and deposits on renovation and capital improvement projects that have not been completed and therefore, not yet placed in service. Construction-in-progress includes contract costs to date for labor, materials, overhead and required deposits.

Impairment of long-lived assets

The Hotel evaluates long-lived assets such as property and equipment, and intangible assets, subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment losses were recorded for the six-month periods ended June 30, 2010 (unaudited) and June 30, 2009 (unaudited), for the periods from July 16, 2009 through December 31, 2009, January 3, 2009 through July 15, 2009, and for the fiscal year ended January 2, 2009.

Deferred financing fees

Deferred financing fees are bank fees and other costs incurred in obtaining financing or refinancing that are amortized on a straight-line basis, which approximates the effective interest method, over the term of the related debt. Amortization expense was $21,193 (unaudited) for the six-month period ended June 30, 2010 (unaudited) and $25,432 for the period from July 16, 2009 through December 31, 2009. Accumulated amortization was $46,626 (unaudited) and $25,432 as of June 30, 2010 (unaudited) and December 31, 2009, respectively. There were no deferred financing fees during the Predecessor’s ownership.

Concentration of credit risk

Financial instruments which potentially subject the Hotel to concentrations of credit risk consist principally of cash and accounts receivable. The Hotel places its cash in highly rated financial institutions. Federal Deposit Insurance Corporation (FDIC) coverage for deposit accounts increased temporarily to $250,000 per depositor through December 31, 2009. As of June 30, 2010 (unaudited), December 31, 2009 and January 2, 2009, the Hotel had deposits of approximately $1,151,000 (unaudited), $1,230,000 and $0, respectively, in excess of the FDIC insured limits. The Hotel has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk on cash. The financial stability of these institutions is continually reviewed by the Hotel’s senior management.

Boston Marriott Newton

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

Interest rate swaps

Effective July 16, 2009, the Hotel uses a derivative financial instrument in the form of interest rate swap agreements to hedge certain forecasted transactions such as the potential impact of increases in interest rates on the value of its floating-rate debt. These hedges are designated and documented at their inception as a cash flow hedge and are evaluated for effectiveness annually. The interest rate swaps are carried in the balance sheet at fair value, which is an estimate of the net present value of the expected cash flows of the transactions between the Hotel and the bank over the life of the related interest rate swap agreement. The effective portion of the gain or loss on the hedge is reported as a component of net assets and is reclassified into earnings when the hedged transactions affect earnings. If the transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the Hotel will immediately recognize the related gain or loss on the associated financial instrument in interest expense. The Hotel had no ineffective hedged transactions during the period from July 16, 2009 through December 31, 2009 and for the six-month period ended June 30, 2010 (unaudited).

Income taxes

The owners of the Hotel are a limited liability company (LLC) and limited partnership (LP) and under the existing provisions of the Internal Revenue Code, income and losses of the LLC and LP flow through to the members of the LLC and LP; accordingly, no provision for income taxes has been provided for in the accompanying financial statements of the Hotel.

New accounting pronouncements

Effective July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification) is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The adoption of the FASB ASC does not impact the Hotel’s financial statements; however, the Hotel’s references to accounting literature within its notes to financial statements reflect the Codification as of and for the year ended December 31, 2009 and January 2, 2009.

The Hotel adopted FAS No. 157 or ASC 820 on December 29, 2007, which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The adoption did not have a material impact on the financial statements.

The Hotel adopted FAS No. 141(R) or ASC 805 on January 3, 2009. This topic significantly changed how a reporting enterprise accounts for the acquisition of a business in fiscal years beginning after December 31, 2008. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which was the beginning of the 2009 fiscal year; thus, applicable to CR/TPG’s acquisition of the Hotel (refer to Note 1).

Boston Marriott Newton

Notes to financial statements (continued)

2. Summary of significant accounting policies (continued)

The Hotel adopted FAS No. 160 or ASC 820-10-65-1 on January 3, 2009, which establishes new accounting and reporting standards for noncontrolling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on the financial statements.

3. Restricted cash

The Hotel maintains restricted cash reserves for property taxes, insurance, and capital improvements as required by the debt agreement. Restricted cash consists of the following:

	June 30, 2010 (unaudited)	December 31, 2009	January 2, 2009

Property taxes	$204,526	$207,545	$—
Property insurance	81,767	188,378	—
Capital improvements	469,896	311,374	—
License reserve	—	74,990	—

	$756,189	$782,287	$—

4. Property and equipment

Property and equipment consists of the following:

	June 30, 2010 (unaudited)	December 31, 2009	January 2, 2009

Land	$12,740,000	$12,740,000	$3,078,844
Land improvements	407,369	375,028	—
Buildings, improvements, furniture and fixtures	34,540,344	30,180,470	54,800,459
Construction-in-progress	2,420,427	1,218,547	1,164,042
Machinery and equipment	296,250	221,557	12,065,844
Computer equipment and software	343,292	303,041	—

	50,747,682	45,038,643	71,109,189
Less: Accumulated depreciation	1,221,704	461,836	50,250,532

Property and equipment, net	$49,525,978	$44,576,807	$20,858,657

Boston Marriott Newton

Notes to financial statements (continued)

4. Property and equipment (continued)

Depreciation expense related to real estate totaled $759,867 (unaudited) and $2,189,463 (unaudited) for six-month periods ended June 30, 2010 (unaudited) and June 30, 2009 (unaudited), respectively, and $461,836, $2,357,883, and $5,563,725 for the periods from July 16, 2009 through December 31, 2009, January 3, 2009 through July 15, 2009, and for the fiscal year ended January 2, 2009, respectively.

5. Long-term debt and interest rate swap contract

Long-term debt consists of the following:

	June 30, 2010 (unaudited)	December 31, 2009	January 2, 2009

Acquisition loan—All outstanding principal and interest due July 16, 2016. The note bears interest at 4% above the one-month LIBOR rate (0.23% at December 31, 2009) and payable monthly (the interest rate has been fixed at 7.32% through an interest rate swap agreement). Interest only through August 31, 2009; thereafter, monthly installments based on a 25 year amortization. The note is secured by all property and equipment of the Hotel.	$10,618,138	$10,697,255	$—
Renovation loan—All outstanding principal and interest due July 16, 2016. Total available borrowings of $14 million. The note bears interest at 4% above the one-month LIBOR rate (0.23% at December 31, 2009) and payable monthly (the interest rate has been fixed at 7.59% through an interest rate swap agreement). Interest only through February 2011; thereafter, monthly installments based on a 23.5 year amortization. The note is secured by all property and equipment of the Hotel.	10,300,761	3,792,236	—

Total	$20,918,899	$14,489,491	$—

Boston Marriott Newton

Notes to financial statements (continued)

5. Long-term debt and interest rate swap contract (continued)

At December 31, 2009, long-term debt maturities for each of the next five years are as follows:

2010	$162,189
2011	367,849
2012	431,859
2013	466,471
2014	502,217
Thereafter	12,558,906

$14,489,491

Interest expense totaled $670,916 (unaudited) for six-month period ended June 30, 2010 (unaudited) and $387,263 for the period from July 16, 2009 through December 31, 2009. There was no long-term during the Predecessor’s ownership.

Effective July 16, 2009, the Hotel entered into two interest rate swap agreements with a bank, fixing the variable portion of the rate on the $10,750,000 acquisition loan and the $14,000,000 renovation loan at a rate of 3.32% and 3.59%, respectively. The net differential due to the interest rate swap agreements is recognized currently as an increase to interest expense and totaled $283,772 (unaudited) for the six-month period ended June 30, 2010 and $153,329 for the period from July 16, 2009 through December 31, 2009. Based upon the terms of the swap agreements and the anticipated balance of the related debt during the remaining term of the swap agreement, management has determined that the swap agreements qualify as highly effective hedges under current accounting standards. Accordingly, the Hotel has reflected the swap agreements in the financial statements at the current market values based upon the current rates in effect as compared to the respective fixed rates. At June 30, 2010 (unaudited) and December 31, 2009, based on the market value of the swaps, the Hotel has recorded a liability of $1,820,588 (unaudited) and $258,724, respectively, which is included in accrued expenses and other liabilities on the accompanying balance sheets. The change in the fair value of the swaps is recorded as a component of net assets on the accompanying statements of net assets.

6. Fair value measurement

Fair value hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the measurement date. Authoritative guidance establishes a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). The following summarizes the fair value hierarchy:

•	Level 1—Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Boston Marriott Newton

Notes to financial statements (continued)

6. Fair value measurement (continued)

•

Level 2—Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant observable inputs are available, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3—Prices or valuations that require inputs that are unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Hotel’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Items measured at fair value on a recurring basis

The Hotel’s financial assets and liabilities that are reported at fair value in the accompanying balance sheet as of June 30, 2010 (unaudited) and December 31, 2009 and are as follows:

	Fair value measurements
	Level 1	Level 2	Level 3

Interest rate swap agreements (negative fair value)	$—	$(258,724)	$—

December 31, 2009	—	(258,724)	—
Change in value (unaudited)	—	(1,561,864)	—

June 30, 2010 (unaudited)	$—	$(1,820,588)	$—

Interest rate swaps (derivatives) are valued by an estimate of the net present value of the expected cash flows from each transaction between the Hotel and counterparty using relevant mid-market data inputs and based on the assumption of no unusual market conditions or forced liquidation.

7. Profit sharing plan

Effective July 16, 2009, the Hotel maintains a profit sharing plan with a 401(k) provision (the Plan) covering substantially all employees who meet minimum age and service requirements. The Hotel may at its discretion make a matching contribution of 50% of elective deferrals up to 6% of the employee’s compensation. All matching contributions have been frozen effective as of July 16, 2009. The Hotel may also make non-elective contributions to the Plan. The Hotel made no matching contributions to the Plan for the six-month period ended June 30, 2010 (unaudited) and for the period from July 16, 2009 to December 31, 2009.

Boston Marriott Newton

Notes to financial statements (continued)

8. Related party transactions

Effective July 16, 2009, the Hotel has entered into a management agreement with TPG Hospitality, Inc. to operate and manage the Hotel. Certain members of the Owner of the Hotel are also members of TPG Hospitality, Inc. TPG Hospitality, Inc. is paid a base management fee equal to 3% of the hotel’s gross operating revenues. TPG Hospitality, Inc. is also entitled to receive reimbursement for certain costs and expenses as provided for in the agreement.

Management fees for the six-month period ended June 30, 2010 (unaudited) and for the period from July 16, 2009 to December 31, 2009 were $385,149 (unaudited) and $345,223, respectively. This management agreement is assigned to the lender and all management fees are subordinated to the Hotel’s lender.

The Hotel also purchases its insurance through TPG Hospitality, Inc. for casualty, as well as, workers compensation. For the six-month period ended June 30, 2010 (unaudited) and for the period from July 16, 2009 to December 31, 2009, insurance fees for casualty and workers compensation were $120,632 (unaudited) and $51,469, respectively.

TPG Hospitality, Inc. also charges other group service and miscellaneous fees to the Hotel. Other fees incurred were $42,886 (unaudited) and $68,370 for the six-month period ended June 30, 2010 (unaudited) and for the period from July 16, 2009 to December 31, 2009, respectively.

In addition, the Hotel has entered into a construction contract with TPG Construction, Inc. effective July 16, 2009 to renovate the Hotel. Certain members of the Owner of the Hotel are also members of TPG Construction, Inc. The amount of the contract is $14,000,000 and includes construction management fees equal to 3% of total construction costs. TPG Construction, Inc. also charges the Hotel for other project related costs. Total construction completed, net of related management fees, was $6,752,833 (unaudited) and $4,914,507 for the six-month period ended June 30, 2010 (unaudited) and for the period from July 16, 2009 to December 31, 2009, respectively. Construction management fees for six-month period ended June 30, 2010 and for the period from July 16, 2009 to December 31, 2009 were $177,877 (unaudited) and $147,623, respectively. The Hotel also advanced funds to TPG Construction, Inc.

At June 30, 2010 (unaudited) and December 31, 2009, the Hotel had the following related balances:

	June 30, 2010 (Unaudited)	December 31, 2009

Advances:
TPG Construction, Inc.	$200,000	$200,000

Payables:
TPG Construction, Inc.	$422,187	$1,269,894
TPG Hospitality, Inc.	127,175	219,402

	$549,362	$1,489,296

Boston Marriott Newton

Notes to financial statements (continued)

8. Related party transactions (continued)

Advances to TPG Construction, Inc. are included in prepaid expenses and other assets, and payables to TPG Hospitality, Inc. are included in accounts payable on the accompanying balance sheets.

9. Leases

Operating leases—expense

The Hotel leases certain vehicles, fitness equipment and office equipment under non-cancelable operating leases. The leases require the Hotel to pay all maintenance and other costs.

The following is a schedule by years of future minimum rental payments to be made under all non-cancelable operating leases:

Amount

Years Ending December 31,
2010	$32,577
2011	8,059
2012	2,171

$42,807

Operating leases—income

The Hotel obtains operating revenue from antenna license agreements through monthly lease payments as provided for under non-cancelable operating leases which is included in other departmental revenues on the accompanying statements of operations.

Antenna leases provide for guaranteed minimum rent, plus charges to cover certain operating expenses. Total rents received under the non-cancelable operating lease were $89,677 (unaudited) and $0 (unaudited) for the six-month periods ended June 30, 2010 (unaudited) and June 30, 2009 (unaudited), respectively, and $80,374, $0 and $0 for the periods from July 16, 2009 through December 31, 2009, January 3, 2009 through July 15, 2009, and for the fiscal year ended January 2, 2009, respectively. The following is a schedule by years of minimum future rentals on the non-cancelable tenant operating leases:

Amount

Years Ending December 31,
2010	$156,008
2011	139,179
2012	98,774
2013	52,232

$446,193

Boston Marriott Newton

Notes to financial statements (continued)

10. Commitments and contingencies

The Hotel has entered into a franchise agreement with Marriott International, Inc. for a twenty year period beginning in July 2009. An initial application fee of $129,000 was due prior to the start of the agreement. This initial application fee was expensed as closing costs in the accompanying statements of operations. Franchise fees are payable monthly based on 6% of gross room sales and 3% of gross food and beverage sales at the hotel. Also, the Hotel is to pay a monthly marketing fee of 1% of gross room sales. The Hotel also pays charges relating to training and other work associated with the franchise agreement. Gross room sales are defined as all sales and receipts of every kind from guest room rentals (not including sales taxes).

The Hotel has entered into a management agreement with TPG Hospitality, Inc. to manage the hotel for a twenty year period beginning in July 2009. The base fee is equal to 3% of hotel gross operating revenues payable monthly.

In addition, the Hotel has entered into a construction contract with TPG Construction, Inc. to renovate the Hotel.

11. Supplemental disclosures to statement of cash flows non-cash investing activities

The Hotel financed hotel renovations with a construction loan payable of $422,187 (unaudited) and $1,269,894 as of June 30, 2010 and December 31, 2009, respectively, which is treated as a non-cash financing and investing activity in the accompanying statements of cash flows.

12. Subsequent events

On July 2, 2010, CR/TPG entered into a purchase and sale agreement with Chesapeake Lodging Trust for the sale of the Hotel for $77,250,000 plus customary pro-rated amounts, effective June 30, 2010. The sale closed on July 30, 2010.

The Hotel evaluated subsequent events through July 30, 2010, the date the financial statements were available to be issued.

6,500,000 common shares of beneficial interest

Chesapeake Lodging Trust

Prospectus

Joint Book-Running Managers

J.P. Morgan	Deutsche Bank Securities	Wells Fargo Securities

Co-Managers

Baird	KeyBanc Capital Markets	FBR Capital Markets	RBC Capital Markets

                    , 2010

Part II

Information not required in prospectus

Item 31. Other expenses of issuance and distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NYSE listing fee.

SEC registration fee	$14,260
FINRA filing fee	20,500
NYSE listing fee	36,000
Printing and engraving fees	100,000
Legal fees and expenses	250,000
Accounting fees and expenses	75,000
Transfer agent and registrar fees	3,500
Miscellaneous expenses	25,740

Total	$525,000

Item 32. Sales to special parties.

None.

Item 33. Recent sales of unregistered securities.

On June 12, 2009, the Company issued an aggregate of 100,000 common shares of beneficial interest to Messrs. Francis and Vicari in exchange for an aggregate of $1,000 in cash as its initial capitalization. Such issuance was exempt from the requirements of the Securities Act pursuant to Section 4(2) thereof. These shares were repurchased following completion of the Company’s IPO. Immediately following the closing of the IPO, the Company completed private placements described in the Company’s IPO registration statement on Form S-11 (Reg. No. 333-162184), pursuant to which the Company sold an aggregate of 1,507,293 of its common shares to Hyatt Corporation (452,431 common shares), BAMCO, Inc., on behalf of certain of its investment advisory clients (collectively, “Baron”; 904,862 common shares), and three Company insiders (Mr. Francis: 60,000 common shares; Mr. Vicari: 40,000 common shares; and Mr. Natelli, and certain entities affiliated with him: 50,000 common shares). The Company realized aggregate consideration of approximately $28.5 million through private placements, all of which were exempt under Section 4(2) or Regulation D of the Securities Act as transactions not involving public offerings made to accredited investors.

Item 34. Indemnification of directors and officers.

The Maryland REIT law permits a Maryland REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the Maryland General Corporation Law, or the MGCL, for directors and officers of Maryland corporations. The MGCL permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with any proceeding to which they may be made, or are threatened to be made, a party by reason of their service in those capacities or in the defense of any claim, issue or matter in any such proceeding. However, a Maryland corporation is not permitted to provide this type of indemnification if the following is established:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

According to Maryland law, a court may also order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of that corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. The MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of the following:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that this standard of conduct was not met.

To the maximum extent permitted by Maryland law, our declaration of trust and bylaws include provisions limiting the liability of our present and former trustees and officers or any individual who, at our request, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a trustee, director, officer or partner (each, an “Indemnified Party”), from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status in any of the foregoing capacities and to pay and advance their reasonable expenses in advance of final disposition of a proceeding. In addition, our bylaws, to the maximum extent permitted by Maryland law, require us to indemnify any of our present and former trustees and officers or any individual who, at our request, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a trustee, director, officer or partner from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status in that capacity and to pay and advance their reasonable expenses in advance of final disposition of the proceeding.

We have entered into indemnification agreements with our trustees and our officers providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us.

We have obtained an insurance policy under which our trustees and executive officers are insured, subject to the limits of the policy, against certain losses arising from claims made against such trustees and officers by reason of any acts or omissions covered under such policy in their respective capacities as trustees or officers, including certain liabilities under the Securities Act of 1933.

We have been advised that the SEC has expressed the opinion that indemnification of trustees, officers or persons otherwise controlling a company for liabilities arising under the Securities Act of 1933 is against public policy and is therefore unenforceable.

Item 35. Treatment of proceeds from stock being registered.

None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36. Financial statements and exhibits.

(a)	Financial statements. See page F-1 for an index of the financial statements that are being filed as part of this Registration Statement.

(b)	Exhibits. Reference is made to the Exhibit Index attached hereto, which is made a part hereof by reference thereto.

Item 37. Undertakings.

(a)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing, specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purposes determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Annapolis, State of Maryland, on October 5, 2010.

CHESAPEAKE LODGING TRUST

By:	/s/ Graham J. Wootten
Graham J. Wootten Senior Vice President, Chief Accounting Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

* James L. Francis	President, Chief Executive Officer and Trustee (principal executive officer)	October 5, 2010

* Douglas W. Vicari	Executive Vice President, Chief Financial Officer, Treasurer and Trustee (principal financial officer)	October 5, 2010

/s/ Graham J. Wootten Graham J. Wootten	Senior Vice President, Chief Accounting Officer and Secretary (principal accounting officer)	October 5, 2010

* Thomas A. Natelli	Chairman of the Board of Trustees	October 5, 2010

* Thomas D. Eckert	Trustee	October 5, 2010

* John W. Hill	Trustee	October 5, 2010

* George F. McKenzie	Trustee	October 5, 2010

* Jeffrey D. Nuechterlein	Trustee	October 5, 2010

*	Pursuant to Power of Attorney

By:	/s/ GRAHAM J. WOOTTEN
Graham J. Wootten As Attorney-in-Fact

Exhibit Index

Exhibit Number	Description of Exhibit
1.1†	Form of Underwriting Agreement

3.1+	Articles of Amendment and Restatement of Declaration of Trust of Registrant

3.2+	Amended and Restated Bylaws of Registrant

5.1†	Opinion of Hogan Lovells US LLP regarding the validity of the securities being registered

8.1†	Opinion of Hogan Lovells US LLP regarding certain tax matters

10.1++	Employment Agreement between Registrant and James L. Francis

10.2++	Employment Agreement between Registrant and Douglas W. Vicari

10.3++	Employment Agreement between Registrant and D. Rick Adams

10.4	Employment Agreement between Registrant and Graham J. Wootten (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 22, 2010)

10.5+	Form of Restricted Share Award Agreement for Executive Officers

10.6+	Form of Restricted Share Award Agreement for Trustees

10.7+	Form of Indemnification Agreement between Registrant and its Trustees and Executive Officers

10.8†	Limited Partnership Agreement of Chesapeake Lodging, L.P.

10.9+	Sourcing Agreement dated September 28, 2009 between Hyatt Corporation and Registrant (filed as Exhibit 10.11 to Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission on November 6, 2009)

10.10+	Share Purchase Agreement dated September 28, 2009 between Hyatt Corporation and Registrant

10.11	Registration Rights Agreement between Hyatt Corporation and Registrant (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on January 28, 2010)

10.12+	Share Purchase Agreement dated November 4, 2009 between BAMCO, Inc. and Registrant

10.13	Registration Rights Agreement between BAMCO, Inc. and Registrant (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on January 28, 2010)

10.14+	Share Purchase Agreement dated as of December 4, 2009 among James L. Francis, Douglas W. Vicari, Thomas A. Natelli, Natelli Capital, LLC, TN Investments, LLC, Natelli Communications LP and Registrant

10.15	Chesapeake Lodging Trust Equity Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8 filed on January 27, 2010)

10.16	Purchase and Sale Agreement by and between Boston Hotel Company L.L.C. and Chesapeake Lodging, L.P., dated as of March 18, 2010 (incorporated by reference to Exhibit 10.8 to quarterly report on Form 10-Q for the period ended March 31, 2010)

Exhibit Number	Description of Exhibit
10.17	Purchase and Sale Agreement by and between Kalpana LLC and Chesapeake Lodging, L.P., dated as of April 14, 2010 (incorporated by reference to Exhibit 10.1 to quarterly report on Form 10-Q for the period ended June 30, 2010)

10.18	First Amendment to the Purchase and Sale Agreement by and between Kalpana, LLC and Chesapeake Lodging, L.P., dated as of May 4, 2010 (incorporated by reference to Exhibit 10.1.1 to quarterly report on Form 10-Q for the period ended June 30, 2010)

10.19	Second Amendment to the Purchase and Sale Agreement by and between Kalpana, LLC and Chesapeake Lodging, L.P., dated as of May 17, 2010 (incorporated by reference to Exhibit 10.1.2 to quarterly report on Form 10-Q for the period ended
June 30, 2010)

10.20	Purchase and Sale Agreement by and between 535 Grand Avenue, LLC and Chesapeake Lodging, L.P., dated as of April 14, 2010 (incorporated by reference to Exhibit 10.2 to quarterly report on Form 10-Q for the period ended June 30, 2010)

10.21	First Amendment to Purchase and Sale Agreement by and between 535 Grand Avenue, LLC and Chesapeake Lodging, L.P., dated as of May 4, 2010 (incorporated by reference to Exhibit 10.2.1 to quarterly report on Form 10-Q for the period ended June 30, 2010)

10.22	Purchase and Sale Agreement by and between Mantra, LLC and Chesapeake Lodging, L.P, dated as of April 14, 2010 (incorporated by reference to Exhibit 10.3 to quarterly report on Form 10-Q for the period ended June 30, 2010)

10.23	First Amendment to Purchase and Sale Agreement by and between Mantra, LLC and Chesapeake Lodging, L.P, dated as of May 4, 2010 (incorporated by reference to Exhibit 10.3.1 to quarterly report on Form 10-Q for the period ended June 30, 2010)

10.24	Second Amendment to Purchase and Sale Agreement by and between Mantra, LLC and Chesapeake Lodging, L.P., dated as of July 19, 2010 (incorporated by reference to Exhibit 10.3.2 to quarterly report on Form 10-Q for the period ended June 30, 2010)

10.25	Purchase and Sale Agreement by and between CR/TP Newton Hotel LLC and Chesapeake Lodging, L.P., dated as of June 30, 2010 (incorporated by reference to Exhibit 10.4 to quarterly report on Form 10-Q for the period ended June 30, 2010)

21.1†	List of Subsidiaries of Registrant

23.1†	Consent of Ernst & Young LLP

23.2†	Consent of Hogan Lovells US LLP (included in Exhibit 5.1)

23.3†	Consent of Hogan Lovells US LLP (included in Exhibit 8.1)

24.1	Power of Attorney (included on the signature page to the initial filing of the Registration Statement)

24.2†	Power of Attorney of Thomas D. Eckert

*	To be filed by amendment.
†	Filed herewith.
+	Incorporated by reference to the same-numbered exhibit to the Registrant’s IPO Registration Statement on Form S-11 (SEC File No. 333-162184).
++	Incorporated by reference to the same-numbered exhibit to the Registrant’s Current Report on Form 8-K filed on January 28, 2010.